Downey Financial Corp.

2007 Annual Report

'inancial Highlights

)ollars in Thousands, Except Per Share Data)						
OR THE YEAR:		2007		2006		2005
'et income (loss)	$	(56,599)	$	199,656	$	214,477
er common share:						
Basic		(2.03)		7.17		7.70
Diluted		(2.03)		7.16		7.69
Cash dividends paid		0.48		0.40		0.40
'rofitability ratios:						
Return on average assets		(0.38)%		1.16%		1.29%
Return on average stockholders' equity		(3.92)		15.45		19.33
,oans originated and purchased for portfolio:						
Residential one-to-four unit real estate	$	2,128,607	$	4,168,402	$	7,081,085
All other		80,801		185,078		305,639
,oans originated and purchased for sale		1,572,424		3,475,552		7,715,200
\T DECEMBER 31:						
'otal assets	$	13,409,057	$	16,207,382	$	17,095,663
,oans receivable & mortgage-backed securities, net		11,136,655		14,170,750		15,821,923
\llowance for loan losses		348,167		60,943		34,601
nvestments, cash and cash equivalents		1,639,619		1,558,042		816,709
Deposits:						
Transaction accounts		2,281,314		2,680,574		3,215,037
Certificates of deposit		8,214,727		9,104,295		8,661,811
Total		10,496,041		11,784,869		11,876,848
Stockholders' equity		1,334.417		1,393,235		1,204,515
Shares outstanding		27,853,783		27,853,783		27,853,783
Book value per common share	$	47.91	$	50.02	$	43.24
Bank regulatory capital ratios:						
Core and tangible		10.18%		8.76%		7.62
Risk-based		19.01		17.78		14.89
Non-performing assets as a percentage of assets		7.77%		0.68%		0.21
Number of branches		172		172		173

Certain statements in this release may constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. Forward-looking statements do not relate strictly to historical information or current facts. Some forward-looking statements may be identified by use of terms such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could" or "may." Downey's actual results may differ significantly from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, economic conditions, competition in the geographic and business areas in which Downey conducts its operations, fluctuations in interest rates, credit quality and government regulation. Downey does not update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements were made.

DOWNEY FINANCIAL CORP.
3501 Jamboree Road
Newport Beach, CA 92660
(949) 854-0300

March 14, 2008

Notice of Annual Meeting of Stockholders
Wednesday, April 23, 2008
10:00 a.m.

Irvine Marriott Hotel
18000 Von Karman Avenue
Irvine, California

Dear Stockholders:

The Board of Directors and executive officers of Downey Financial Corp. ("Downey") are pleased to extend to you a cordial invitation to attend Downey's Annual Meeting of Stockholders at the time and place shown above for the purpose of:

1. Electing three Class 1 Directors for terms of three years each;
2. Ratifying the appointment of KPMG LLP as auditors for fiscal year 2008; and
3. Transacting such other business as may properly come before the Annual Meeting and any adjournments thereof.

The Board of Directors has selected February 25, 2008 as the record date for the Annual Meeting. Only those stockholders of record at the close of business on that date will be entitled to notice of and to vote at the Annual Meeting or any adjournments thereof. Information about the matters on which stockholders will act is included in the attached Proxy Statement. Downey's directors and executive officers will be available at the meeting to meet with stockholders.

Your vote is important regardless of the number of shares you own. It is important that you vote your shares at your earliest convenience. If you hold your shares as the stockholder of record, you may vote by following the instructions on the enclosed proxy card or voting instruction form using one of the following methods:

- Submitting your proxy card via mail;
- Voting over the Internet; or
- Submitting your proxy card in person at the Annual Meeting.

Voting now will assure that your vote is counted if you are unable to attend the Annual Meeting to vote in person for any reason.

If you own your shares through a brokerage account (or in another nominee form), you cannot vote in person at the Annual Meeting unless you receive a proxy to do so from the broker or the nominee and you bring the proxy to the Annual Meeting.

Whether or not you expect to attend the Annual Meeting, we ask that you **PLEASE SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED OR VOTE USING THE INTERNET VOTING PROCEDURES DESCRIBED ON YOUR PROXY CARD, TO ENSURE YOUR VOTE IS COUNTED.**

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on April 23, 2008: This Proxy Statement, along with our 2007 Annual Report on Form 10-K, and the Notice of Annual Meeting of Stockholders are available at *www.amstock.com* by clicking on the Vote Your Proxy link.

Thank you in advance for your cooperation. We look forward to seeing you at the Annual Meeting.

Sincerely yours,

Maurice L. McAlister
Chairman of the Board

Daniel D. Rosenthal
Chief Executive Officer and Vice Chairman of the Board

Frederic R. McGill
President

Table of Contents

DOWNEY FINANCIAL CORP.
3501 Jamboree Road
Newport Beach, California 92660

PROXY STATEMENT

This Proxy Statement and the accompanying proxy card are furnished in connection with the solicitation of proxies by the Board of Directors (the "Board") of Downey Financial Corp., a Delaware corporation ("Downey") for use at the Annual Meeting of Stockholders of Downey to be held at 10:00 a.m., local time, on Wednesday, April 23, 2008, at the Irvine Marriott Hotel, 18000 Von Karman Avenue, Irvine, California 92612, and any adjournments thereof (the "Annual Meeting"). This Proxy Statement and the accompanying form of proxy are being mailed to stockholders on or about March 19, 2008. The mailing address of the principal office of Downey is 3501 Jamboree Road, Newport Beach, California 92660. Downey's telephone number is (949) 854-0300.

RECORD DATE AND VOTING OF SHARES

On February 25, 2008, the record date for determining the stockholders entitled to notice of and to vote at the Annual Meeting, 27,853,783 shares of Downey's common stock ("Common Stock") were outstanding. A majority of the shares entitled to vote will constitute a quorum at the Annual Meeting. The three director nominees receiving the highest number of affirmative votes at the Annual Meeting, including those votes properly submitted by proxy, will be elected. All other proposals require the affirmative **"FOR"** vote of a majority of those shares present in person or represented by proxy and entitled to vote on those proposals at the Annual Meeting. Abstentions and broker non-votes are counted for purposes of determining a quorum. Abstentions will not have any effect on the vote for directors but will be considered a vote **"AGAINST"** the proposal to ratify KPMG LLP as auditors.

VOTING AND REVOCATION OF PROXIES

Proxies are being solicited on behalf of the Board. All shares represented by a properly executed proxy will be voted in accordance with the directions on such proxy. If no directions are specified, such shares will be voted **FOR** the election of the Board's nominees for directors presented under Proposal 1 and **FOR** the ratification of KPMG LLP as auditors for the year 2008 presented under Proposal 2. If for any reason one or more of the nominees should be unable or refuse to serve as a director (an event which the Board does not anticipate), the persons named in the enclosed proxy, in their discretion, will vote for substitute nominees of the Board unless otherwise instructed. If any other matters are properly presented to the Annual Meeting for action (including any proposal to adjourn the Annual Meeting), the persons named in such proxy and acting thereunder will vote in accordance with their best judgment on such matters.

Any stockholder may revoke his or her proxy at any time before it is voted by filing with the General Counsel/Corporate Secretary of Downey a written instrument revoking it or by filing a duly executed proxy bearing a later date. The execution of the enclosed proxy will not affect the right of a stockholder to vote in person if such stockholder should decide to attend the Annual Meeting and desires to vote in person.

SOLICITATION OF PROXIES

Proxies are being solicited on behalf of the Board. Downey will bear the cost of soliciting proxies. Directors and officers of Downey and directors, officers and employees of Downey Savings and Loan Association, F.A. (the "Bank") may solicit proxies personally, by mail, telephone, telecopier, email, or other electronic transmission. Such directors, officers or employees will receive no compensation for their solicitation services other than their regular salaries, but may be reimbursed for out-of-pocket expenses. Downey requests record holders of shares beneficially owned by others to forward this Proxy Statement and related materials to the beneficial owners of such shares and will reimburse such record holders for their reasonable expenses incurred in doing so.

PROPOSAL 1. ELECTION OF DIRECTORS

The directors of Downey are divided into three classes, as nearly equal in number as possible, with one class to be elected annually. The members of each class are elected for terms of three years and until their respective successors are duly elected and qualified, with one of the three classes of directors being elected each year. Article III, Section 3.2 of Downey's Bylaws provides that the Board shall be composed of not less than nine nor more than 11 members, the exact number to be fixed by the Board. Cheryl E. Olson and Gerald E. Finnell resigned from the Board effective December 2007 and January 2008, respectively, bringing the total number of directors to nine. The Board has since fixed the exact number of directors at nine.

Accordingly, at this Annual Meeting, three Class 1 Directors are to be elected to serve three-year terms and until their respective successors are duly elected and qualified. The following persons have been nominated by the Board to serve as directors:

For election as Class 1 Directors to hold office until the 2011 Annual Meeting of Stockholders, and until their respective successors are duly elected and qualified: Gary W. Brummett; Maurice L. McAlister; and Daniel D. Rosenthal.

The Board of Directors unanimously recommends a vote "FOR" the election of each of the nominees. Proxies, unless indicated to the contrary, will be voted "FOR" this proposal.

Information Concerning Nominees and Directors

Certain information concerning each nominee for director and each current director is set forth below. For information regarding ownership of Downey Common Stock by nominees and directors of Downey, see "Security Ownership of Directors and Executive Officers" below. There are no arrangements or understandings between any director, or any nominee, or any other person pursuant to which such director or nominee is or was nominated to serve as director.

The following table sets forth certain information concerning (i) the three nominees standing for election to the Board at the Annual Meeting, and (ii) all other directors whose terms as directors will continue after the Annual Meeting.

Name	Age At February 25, 2008	Position(s) Currently Held	Director of Downey Since(1)	Year Term Expires
Nominees For Election				
Class 1				
Gary W. Brummett	50	Director	2006	2008
Maurice L. McAlister	82	Director/Chairman	1994	2008
Daniel D. Rosenthal	55	Director/Vice Chairman and Chief Executive Officer	1998	2008
Continuing Directors				
Class 2				
Michael B. Abrahams	55	Director	1999	2009
Brent McQuarrie	56	Director	1994	2009
Lester C. Smull	75	Director	1994	2009
Class 3				
Michael D. Bozarth	46	Director	2006	2010
James H. Hunter	49	Director	2002	2010
Jane Wolfe	62	Director	2004	2010

(1) Downey was organized on October 21, 1994. Prior thereto, Maurice L. McAlister, Brent McQuarrie and Lester C. Smull were directors of the Bank.

Nominees for Election at this Meeting as Class 1 Directors with Terms Expiring in 2011

Gary W. Brummett—Mr. Brummett has served as a director of Downey and the Bank since 2006. Mr. Brummett served as a member on the Boards of Directors of Commercial Capital Bancorp, Inc. and Hawthorne Financial Corp. until the completion of the respective merger of each institution. Since 1997, Mr. Brummett has served as Managing Partner of Peak View Advisors, LLC, a Los Angeles based company which specializes in providing consulting services to the financial services industry. Mr. Brummett served at Cal Fed Bancorp Inc. from 1985 to 1997 in various executive positions, including Chief Operating Officer and Principal Financial Officer.

Maurice L. McAlister—Mr. McAlister is the Chairman of the Boards of Downey and the Bank and was a co-founder of the Bank together with the other co-founder, the late Gerald H. McQuarrie. Mr. McAlister served as President of the Bank from 1957 until his retirement in September 1991. In addition, Mr. McAlister is a director and President of McAlister Investments, Inc., a privately held company focusing on real estate and other investment opportunities.

Daniel D. Rosenthal—Mr. Rosenthal is the Chief Executive Officer of Downey and the Bank and the Vice Chairman of the Boards of Downey and the Bank. Mr. Rosenthal has served as a director of Downey and the Bank since 1998. Mr. Rosenthal has served as Chief Executive Officer of Downey and the Bank since September 2004. Mr. Rosenthal served as both the Chief Executive Officer and President of Downey and the Bank from September 2004 through October 2007 and from November 1998 through January 2004. Mr. Rosenthal joined the Bank in 1975, was appointed a director of DSL Service Company (a wholly-owned subsidiary of the Bank) in 1975, and was appointed as DSL Service Company's Acting President in 1993. Mr. Rosenthal was named President of DSL Service Company in 1994 and continues in that capacity.

Class 2 Directors Whose Present Terms Continue Until 2009

Michael B. Abrahams—Mr. Abrahams has served as a director of Downey and the Bank since 1999. Mr. Abrahams is President of New Markets Advisory LLC, an asset management firm and is the General Partner of New Markets Financial Fund, an equity investment fund. Mr. Abrahams served as a Managing Director at Hoefer & Arnett, Inc., a San Francisco based investment banking firm specializing in financial institutions from 1999 to 2006. Mr. Abrahams was a senior research analyst for Sutro & Co. from 1996 to 1999 and a Senior Vice President, Investment Banking with Oppenheimer & Co., Inc. from 1991 to 1996. In addition to serving as a research analyst at Bateman Eichler, Hill Richards from 1988 to 1991 and Johnston, Lemon & Co. in Washington, DC from 1986 to 1988, Mr. Abrahams was a policy analyst in the Executive Office of the President, Office of Management and Budget, Washington, DC from 1981 to 1986.

Brent McQuarrie—Mr. McQuarrie is a director of Downey and the Bank. Mr. McQuarrie has served as a director of Downey since 1994 and the Bank since 1987. Mr. McQuarrie's principal occupation for the past eight years has been President and director of Legacy Realty and Investment Corp., a Utah real estate and development company, formerly known as Seven Peaks Development. In addition, since March 2006, Mr. McQuarrie has served as President and Director of Integra Investments, LLC, a Utah real estate development company.

Lester C. Smull—Mr. Smull has served as a director of Downey and the Bank since 1994. In 1970, Mr. Smull founded Business Properties Development Company ("Business Properties"), a real estate development company with offices in Irvine, California and Phoenix, Arizona. Business Properties' activities consist of the development, construction and management of commercial shopping centers, office and industrial buildings throughout California and Arizona, in addition to land acquisition, planning, design, property management, marketing and asset management services. Mr. Smull is also a licensed general contractor and operates Business Properties Construction Company.

Class 3 Directors Whose Present Terms Continue Until 2010

Michael D. Bozarth—Mr. Bozarth has served as a director of Downey and the Bank since 2006. Since March 2007, Mr. Bozarth has served as a Managing Director of Alumni Capital Network, a New York based private equity firm. Prior thereto, Mr. Bozarth served as a Managing Partner in the Financial Services Industry Practice at Accenture. Mr. Bozarth served at Accenture, a global management consulting, technology services and outsourcing company, from 1984 to 2005 in a number of consulting positions. Mr. Bozarth's practice has focused, in part, on strategy, planning and the implementation of large scale technology infrastructure programs for some of the largest retail banks, lenders and credit card companies both domestically and internationally.

James H. Hunter—Mr. Hunter has served as a director of Downey and the Bank since 2002. Since April 2007, Mr. Hunter has served as President of HRA Real Estate Management I, LLC, a private equity real estate investment fund. Prior to joining HRA, Mr. Hunter served as Executive Vice President of Planning and Acquisition and a member of the Executive Committee for The Corky McMillin Companies, a San Diego based land development and homebuilding company, from 1990 to April 2007. Prior thereto, Mr. Hunter served at Exxon Co., U.S.A., for nine years where he held various engineering, management and supervisory positions associated with oil and gas exploration and production and was involved in several major acquisitions.

Jane Wolfe—Ms. Wolfe has served as a director of Downey and the Bank since 2004. Ms. Wolfe served as Executive Vice President and Chief Administrative Officer of the Bank from January 2001 until her retirement in May 2004. Prior to re-joining the Bank as Executive Vice President and Chief Lending Officer in April 1994, Ms. Wolfe served as Senior Vice President and Manager of Mortgage Lending for Liberty National Bank from September 1993 to April 1994. Ms. Wolfe acted as a mortgage lending consultant to several financial institutions from November 1992 to September 1993. Ms. Wolfe served as Executive Vice President and Chief Lending Officer of the Bank from August 1978 to November 1992 and Chief Underwriter and Underwriter from July 1974 to February 1977.

Former Directors

Cheryl E. Olson and Gerald E. Finnell resigned from the Board effective December 31, 2007 and January 22, 2008, respectively.

PROPOSAL 2. RATIFY THE APPOINTMENT OF AUDITORS

The Audit Committee of the Board has appointed KPMG LLP as Downey's auditors for 2008 and this appointment is being submitted to the stockholders for ratification. In the event the appointment is not ratified by the required vote, it is anticipated that no change in auditors would be made for the current year because of the difficulty and expense of making any change so long after the beginning of the current year. However, such vote would be considered in connection with the appointment of auditors for the next year. Even if the appointment is ratified, the Audit Committee may appoint a new independent auditor at any time during the year.

KPMG LLP was Downey's auditor for the year ended December 31, 2007, and their representative is expected to attend the Annual Meeting, be available to respond to appropriate questions from stockholders, and have the opportunity to make a statement if he/she desires to do so.

In 1989, the Board engaged KPMG LLP as Downey's independent auditor and the relationship which has existed has been the customary relationship between an independent accountant and client. The 2008 audit engagement agreement between Downey and KPMG contains a provision in which each party waives their respective right to recover punitive damages from the other party.

Fees

During 2006 and 2007, Downey paid KPMG LLP the following amounts for the services as described below:

	2006	2007
Audit Fees(1)	$696,675	$715,000
Audit-Related Fees(2)	161,500	130,125
Tax Fees(3)	15,465	84,000
Other Fees	-0-	-0-

(1) For audit and review of annual financial statements, management's assessment of internal control and review of the unaudited financial statements included in the Form 10-Qs.

(2) For assurance and related services reasonably related to the performance of the financial statements not reported above under Audit Fees.

(3) For the following services: tax compliance; tax advice; and tax planning.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy that requires the Audit Committee's pre-approval of audit and non-audit services performed by the independent auditor to assure that such services do not impair the auditor's independence. Unless a type of service has received specific pre-approval by the Audit Committee, the independent auditor may not be engaged to perform the service. Any proposed services exceeding pre-approved cost levels also require specific pre-approval by the Audit Committee. The Audit Committee has delegated to the Chairman of the Audit Committee pre-approval authority for audit and non-audit services. The Audit Committee may also delegate such pre-approval authority to one or more of its members beyond the Chairman.

The Audit Committee has approved all of the fees described above.

The Board unanimously recommends that stockholders vote "FOR" this proposal. Proxies, unless indicated to the contrary, will be voted "FOR" this proposal.

BOARD COMMITTEES AND MEETING ATTENDANCE

Downey has four primary Board Committees: Audit; Compensation; Nominating and Corporate Governance; and Executive. Membership in the committees, as of the record date of February 25, 2008, is as follows:

Audit*	Compensation**	Nominating and Corporate Governance**
Gary W. Brummett, Chair	Michael D. Bozarth, Chair	Jane Wolfe, Chair
Michael B. Abrahams	James H. Hunter	Maurice L. McAlister
Jane Wolfe	Jane Wolfe	Brent McQuarrie

Executive**

Maurice L. McAlister, Chair
Brent McQuarrie
Daniel D. Rosenthal

* Former director Gerald E. Finnell served on the Audit Committee until his resignation effective January 22, 2008.

** Former director Cheryl E. Olson served on these committees until her resignation effective December 31, 2007.

Audit Committee — **Seventeen Meetings in 2007**

- Selects and retains Downey's and the Bank's independent accountants and assures their independence and objectivity;
- Reviews the scope of the audit plans of the independent accountants and the internal auditors;
- Oversees Downey's and the Bank's policies pertaining to the effectiveness of internal controls, financial reporting, compliance and risk management;
- Reviews the objectivity, effectiveness and resources of the internal audit and credit risk management functions which report directly to the Audit Committee;
- Approves non-audit services to be performed by the independent accountants; and
- Approves the fees for audit and non-audit services performed by the independent accountants.

Compensation Committee — **Four Meetings in 2007**

- Establishes the overall compensation and benefits policies for executive officers of Downey and the Bank, subject to the authority of the full Board as further described below under "Compensation Discussion and Analysis";
- Reviews and recommends to the independent directors of the Board, the salary and incentive compensation for the President and Chief Executive Officer;
- Reviews and recommends to the Board the salaries and incentive compensation for the other executive officers of Downey and the Bank;

- Reviews and approves the short-term and long-term incentive compensation programs for executive officers;
- Reviews and recommends to the full Board of Directors for approval Downey's director compensation;
- For a discussion of the role certain of our executive officers play in Downey's compensation determinations, see "Compensation Discussion and Analysis";
- May form and delegate authority to subcommittees when appropriate, though no such delegation has yet been made; and
- Authorized to retain and approve fees of special or independent attorneys, accountants, experts or consultants, without seeking approval of the Board. No compensation consultants were retained for 2007 compensation.

Nominating and Corporate Governance Committee **Three Meetings in 2007**

Reviews and makes recommendations to the Board regarding:

- Oversight of Board activities related to corporate governance and organization structure;
- Qualifications for director candidates;
- Candidates for election and re-election to the Board;
- Candidates for the position of Chairman of the Board, and President and Chief Executive Officer; and
- The performance of the President and Chief Executive Officer, in conjunction with the Compensation Committee.

Executive Committee **No Meetings in 2007**

- Exercises the powers of the Board when the Board is not in session, except for the authority to approve the declaration of dividends and except as may otherwise be limited or restricted under applicable Delaware law or under Downey's Certificate of Incorporation or Bylaws.

Actions taken by any of the foregoing committees are reported to the Board, usually at its next meeting. The Charters of the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee are available on Downey's website at *www.downeysavings.com* by clicking on "Investor Relations" and then "Corporate Governance." The Charters are also available in print and may be obtained, free of charge to stockholders, upon written request to: Downey Financial Corp., 3501 Jamboree Road, Newport Beach, California 92660, Attention: General Counsel/Corporate Secretary. (Information on our website is not part of this Proxy Statement.)

Board Meetings

During 2007, the Board met 12 times for regular meetings. All directors attended at least 75% of the aggregate meetings held during 2007 by the Board and the committees of the Board on which they served.

During 2007, the independent directors met (without management) two times. The independent director meetings were chaired by Downey's Chairman of the Board and when he was not present, by former Vice Chairman Cheryl E. Olson.

Director Attendance at Annual Meetings

Downey's corporate governance policies state that directors are expected to attend annual meetings of stockholders. All 11 directors of Downey as of the 2007 Annual Meeting attended that meeting.

DIRECTOR INDEPENDENCE

On November 4, 2003, the Securities and Exchange Commission ("SEC") approved the final corporate governance rules of the New York Stock Exchange ("NYSE"), including final criteria for director independence and a requirement that listed companies have a majority of independent directors. Applying the NYSE's final independence criteria, the Board has affirmatively determined that seven directors (Abrahams, Bozarth, Brummett, Hunter, McAlister, McQuarrie and Wolfe) are independent, because each such director has no material relationship with Downey or the Bank, either directly or as a partner, stockholder or officer of an organization that has a relationship with Downey or the Bank. The Board also determined that the remaining two directors (Rosenthal and Smull) are not independent. Neither of these two directors serve on our Audit, Compensation or Nominating and Corporate Governance Committees.

During 2007, Downey retained director Michael Bozarth to perform certain consulting services involving a review and assessment of our information technology systems and furnishing recommendations for improvements to our systems. Downey paid Mr. Bozarth a total of $27,000 for such services during 2007, which the Board did not find to be material to Mr. Bozarth's status as an independent director.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information as of February 25, 2008, regarding the beneficial ownership of shares of Common Stock by each director, each of the executive officers named in the Summary Compensation Table on Page 23 and by all directors and executive officers as a group. Unless otherwise stated, the beneficial owner exercises sole voting and investment power over their shares.

Name of Beneficial Owner	Aggregate Number of Shares Beneficially Owned	Percent of Outstanding Shares
Maurice L. McAlister	5,616,615(1)	20.2
Brent McQuarrie	338,624(2)	1.2
Daniel D. Rosenthal	108,477(3)	*
Michael B. Abrahams	4,000	*
James H. Hunter	3,128(4)	*
Jane Wolfe	1,485	*
Lester C. Smull	598	*
Michael D. Bozarth	-0-	*
Gary W. Brummett	-0-	*
Thomas E. Prince	14,467(5)	*
Cliff Piscitelli	410	*
Joseph E. Adams	269	*
Brian E. Côté	43	*
All Directors and Executive Officers as a Group (25 persons)	6,100,550(6)	21.9%

(1) Mr. McAlister with his spouse, Dianne S. McAlister, as Co-trustor and Co-trustee of the McAlister Family Trust, exercise shared voting and investment power over all shares. Mr. McAlister has pledged 3,194,896 of his shares.

(2) Mr. McQuarrie holds 200,000 shares through Next Generation, Ltd., a Utah limited partnership, in which he serves as General Partner. Mr. McQuarrie holds 130,000 shares as Trustee through Four Jays, Ltd. for the benefit of his children. Mr. McQuarrie holds 6,387 shares in an Individual Retirement Account and Mr. McQuarrie's spouse, Kathryn McQuarrie, holds 2,237 shares in an Individual Retirement Account. Mr. McQuarrie has pledged 200,000 of his shares.

(3) Includes options covering 29,484 shares that are exercisable within 60 days.

(4) Mr. Hunter holds 3,128 shares through the Downey Financial Corp. Stock Purchase Plan.

(5) Includes options covering 14,467 shares that are exercisable within 60 days.

(6) Includes shared voting and investment power over 5,625,225 shares and includes options covering 52,914 shares that are exercisable within 60 days.* Less than 1% of outstanding Common Stock at February 25, 2008.

EXECUTIVE OFFICERS

Executive officers are appointed annually and serve at the pleasure of the Board. The following table and remainder of this section set forth the names of the executive officers of Downey and the Bank as of the record date of February 25, 2008, along with certain other information relating to such persons:

Name	Age at February 25, 2008	Current Position
Daniel D. Rosenthal	55	Chief Executive Officer of Downey and the Bank
Frederic R. McGill	61	President of Downey and the Bank
Thomas E. Prince	61	Executive Vice President and Chief Operating Officer of Downey and the Bank
Brian E. Côté	54	Executive Vice President and Chief Financial Officer of Downey and the Bank
Jon A. MacDonald	35	Executive Vice President, General Counsel and Corporate Secretary of Downey and the Bank
Stanley M. Tarbell	47	Senior Vice President and Tax Director of Downey and the Bank
Joseph E. Adams	43	Executive Vice President and Director of Residential Lending of the Bank
Kendice K. Briggs	40	Executive Vice President and Director of Human Resources of the Bank
David A. Casty	46	Executive Vice President of DSL Service Company and the Bank, Manager of DSL Service Company
Lillian E. Gavin	45	Executive Vice President and Director of Operational and Compliance Risk of the Bank
J.P. Perfili	38	Executive Vice President and Director of Retail Banking of the Bank
Cliff J. Piscitelli	58	Executive Vice President and Director of Asset Management of the Bank
Jane L. Smallwood	57	Executive Vice President and Credit Risk Manager of the Bank
Robert Suarez	53	Executive Vice President and Chief Information Officer of the Bank
Hugh C. Chewning	58	Senior Vice President and Director of Marketing of the Bank
Edward A. Luther	51	Senior Vice President and Director of Major Loans of the Bank
Kent J. Smith	46	Senior Vice President and Controller of the Bank

Daniel D. Rosenthal—See Page 3 for a description of Mr. Rosenthal's business background.

Frederic R. McGill—Mr. McGill was appointed President of Downey and the Bank in October 2007. Prior to joining Downey and the Bank, Mr. McGill served as President, Chief Executive Officer and Chief Operating Officer of Quaker City Bancorp and its wholly-owned subsidiary Quaker City Bank for 13 years until its sale to Banco Popular North American in September 2004. Mr. McGill served as President of Quaker City Bank, a division of Banco Popular North America from September 2004 through March 2005. Mr. McGill has actively served on the Boards of the Federal Home Loan Bank of San Francisco, California Banker's Association and Broadway Federal Bank in Los Angeles. Prior to joining Quaker City Bancorp, Mr. McGill served in senior level positions at other banks and thrifts.

Thomas E. Prince—Mr. Prince was appointed Executive Vice President and Chief Operating Officer of Downey and the Bank in September 2004. Prior thereto, Mr. Prince served as Executive Vice President and Chief Financial Officer of Downey and the Bank from May 1992 to March 2006. Prior to joining the Bank, Mr. Prince spent 24 years at Security Pacific Corporation and Security Pacific National Bank in various financial capacities, the last eight years of which as Senior Vice President and Controller.

Brian E. Côté—Mr. Côté was appointed Executive Vice President and Chief Financial Officer of Downey and the Bank in March 2006. Prior to joining Downey and the Bank, Mr. Côté served as Executive Vice President and Chief Financial Officer of Chinatrust Bank (U.S.A.) from April 2004 through March 2006, and Senior Vice President and Chief Financial Officer of Kinecta Federal Credit Union from May 1999 through April 2004. Prior thereto, Mr. Côté served as Vice President and Chief Financial Officer of Ditech Funding from February 1998 to May 1999 and in a variety of financial positions at WesCorp, Security Pacific National Bank and American Express International Bank.

Jon A. MacDonald—Mr. MacDonald was appointed Executive Vice President, General Counsel and Corporate Secretary of Downey and the Bank in July 2005. Prior to joining Downey and the Bank, Mr. MacDonald served as Executive Vice President & General Counsel of Orange County, California based Crown Realty & Development, Inc. Prior thereto, Mr. MacDonald practiced transactional real estate law with the Los Angeles and Orange County offices of Paul, Hastings, Janofsky & Walker LLP.

Stanley M. Tarbell—Mr. Tarbell was appointed Tax Director of the Bank in 1989 and was appointed Senior Vice President in June 1998. Mr. Tarbell was appointed Senior Vice President and Tax Director of Downey in 1999. Mr. Tarbell joined the Bank as Tax Manager in 1987, and prior thereto, was a practicing Certified Public Accountant with the firm of Kenneth Leventhal and Company.

Joseph E. Adams—Mr. Adams was appointed Executive Vice President and Director of Residential Lending of the Bank in May 2007. Mr. Adams joined the Bank in December 2006 as Manager of Wholesale Lending and was appointed Director of Wholesale Lending in January 2007 and served in that position until May 2007. Prior to joining Downey, Mr. Adams served for 19 years with World Savings in a variety of senior level positions including underwriting, appraisal and managing both wholesale and retail loan production.

Kendice K. Briggs—Ms. Briggs was appointed Executive Vice President and Director of Human Resources of the Bank in January 2006 and Senior Vice President, Director of Human Resources in November 2000. Ms. Briggs joined the Bank in 1995 as an employment supervisor and was appointed Vice President and Manager of Human Resources in July 1998. Prior thereto, Ms. Briggs managed the Human Resources Department for Imperial Thrift and Loan Association from 1991 to 1995 and, prior thereto, worked for the accounting firm of Coopers & Lybrand in their Professional Personnel Department.

David A. Casty—Mr. Casty was appointed Executive Vice President of DSL Service Company and the Bank, Manager of DSL Service Company in December 2007 and served as Senior Vice President, Manager of DSL Service Company from January 2006 to December 2007. Prior thereto, Mr. Casty served as Vice President and Senior Real Estate Project Manager of DSL Service Company and the Bank from 2002 through 2005. Mr. Casty joined DSL Service Company in 1986 as Assistant Project Manager and held various positions with DSL Service Company and the Bank from 1986 through 2002.

Lillian E. Gavin—Ms. Gavin was appointed Executive Vice President and Director of Operational and Compliance Risk of the Bank in October 2007. Prior thereto, Ms. Gavin served as Executive Vice President and Director of Regulatory Affairs from November 2006 to October 2007, Executive Vice President and Chief Credit Officer of the Bank from May 2005 to November 2006, and Executive Vice President, Director of Compliance and Risk Management from December 1998 to May 2005. Prior to joining the Bank as Senior Vice President, Director of Compliance and Risk Management in 1997, Ms. Gavin was a senior examiner with the Office of Thrift Supervision and its predecessor, the Federal Home Loan Bank Board, since 1987, and was a bank liquidation specialist with the Federal Deposit Insurance Corporation from 1984 to 1987.

J. P. Perfili—Mr. Perfili was appointed Executive Vice President and Director of Retail Banking of the Bank in January 2006 and Senior Vice President, Director of Retail Banking in May 2005. Prior thereto, Mr. Perfili was responsible for community banking services at Vineyard Bank. Prior thereto, Mr. Perfili served as Vice President, Group Director, and in various other retail banking managerial positions for Downey Savings and Loan Association, F.A. from 1996 to 2005.

Cliff J. Piscitelli—Mr. Piscitelli was appointed Executive Vice President and Director of Asset Management of the Bank in December 2006. Prior thereto, Mr. Piscitelli served as Executive Vice President, Director of Secondary Marketing of the Bank from January 2006 to December 2006 and Senior Vice President, Director of Secondary Marketing from November 2004 to January 2006. Mr. Piscitelli previously held the position of Executive Vice President, Director of Asset Management of the Bank from April 2001 to May 2003. Prior thereto, Mr. Piscitelli served as Director of Mortgage Banking of the Bank from October 2000 to April 2001, Chief Executive Officer of KATL Properties from April 1995 to April 2000, and Chief Executive Officer and principal of Frontline Mortgage Company from December 1989 to January 1995.

Jane L. Smallwood—Ms. Smallwood was appointed Executive Vice President and Credit Risk Manager of the Bank in February 2008. Prior thereto, Ms. Smallwood served as Senior Vice President and Credit Risk Manager of the Bank from September 2007 to February 2008. Prior thereto, Ms. Smallwood served as Senior Vice President and Internal Asset Review Director from August 1996 to September 2007. Ms. Smallwood joined the Bank in May 1991 and served as Vice President and Internal Asset Rrview Director from May 1991 to August 1996.

Robert Suarez—Mr. Suarez was appointed Executive Vice President and Chief Information Officer of the Bank in May 2007. Mr. Suarez joined the Bank in September 2006 as Senior Vice President and Information Technology Chief Demand Officer. Prior to joining the Bank, Mr. Suarez served as Chief Information Officer at various institutions including Sigue Corp. from May 2004 to July 2006 and IndyMac Bank from February 2002 to April 2004.

Hugh C. Chewning—Mr. Chewning was appointed Senior Vice President and Director of Marketing of the Bank in February 2005. Prior to joining the Bank, Mr. Chewning served as President of Chewning Direct Marketing from March 1986 to February 2005. Prior thereto, Mr. Chewning held senior-level positions at various direct marketing firms on the West and East Coast.

Edward A. Luther—Mr. Luther was appointed Senior Vice President and Director of Major Loans in February 1999. Mr. Luther joined the Bank in January 1993 as the Environmental Risk Analyst and became the Construction Disbursement Manager for the Major Loan Department. Mr. Luther became a Vice President, Senior Account Officer in August 1996 and became the Operations Manager of the Major Loan Department in June 1997. Prior to joining the Bank, Mr. Luther was a Vice President, Loan Officer with Great American Bank.

Kent J. Smith—Mr. Smith was appointed Senior Vice President and Controller of the Bank in January 2001. Prior thereto, Mr. Smith served as Vice President, Acting Controller of the Bank from August 2000 and Vice President, Assistant Controller of the Bank from June 1998 to July 2000. Mr. Smith joined the Bank in October 1992 as a Senior Internal Auditor and was appointed Financial Reporting Manager in February 1996.

AUDIT COMMITTEE REPORT

The Audit Committee is responsible for monitoring the integrity of Downey's financial reporting process and systems of internal controls regarding financial reporting, accounting and legal compliance. In addition, the Audit Committee is responsible for the selection and hiring of the independent auditor and monitoring the independence and performance of Downey's independent auditors, the internal auditing department and the credit risk management department. The Audit Committee also facilitates communication among the independent auditors, management, the internal auditing department, the credit risk management department and the Board. The current members of the Audit Committee are Gary W. Brummett, Chairman, Michael B. Abrahams (Interim Chairman from September 2006 to January 2008), and Jane Wolfe. The Board has determined that each member of the Audit Committee is independent under applicable listing standards and that Gary W. Brummett and Michael B. Abrahams qualify as "audit committee financial experts."

Audit Philosophy

During 2008, the Board re-approved the Audit Committee charter, which complies with the rules relating to the functioning of corporate audit committees promulgated by the SEC and NYSE. The charter is attached to this Proxy Statement as Appendix A. (Information on our website is not part of this Proxy Statement.)

During 2007, the Audit Committee met 17 times. The Audit Committee reviewed and discussed with management Downey's quarterly earnings releases and financial statements as well as the annual audited financial statements. The Audit Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61.

Communications with Independent Auditors

The Audit Committee discussed with the independent auditors changes in significant accounting policies, the process used by management in formulating material accounting estimates and the independent auditor's conclusions regarding the reasonableness of such policies, estimates and adjustments arising from the audit, if any, and any disagreements with management over the application of accounting principles.

The Audit Committee received, reviewed and discussed with the independent auditors, the auditor's written disclosures regarding independence and the letter from the auditor required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*. Based on the review of such disclosures and giving consideration to the non-audit services provided by KPMG LLP during 2007, the Audit Committee has concluded that KPMG's independence has not been impaired or compromised.

Section 404 of the Sarbanes-Oxley Act of 2002

The Audit Committee reviewed and discussed Downey's compliance with Section 404 of the Sarbanes-Oxley Act of 2002, including the Public Company Accounting Oversight Board's Auditing Standard No. 2 regarding the audit of internal control over financial reporting. The Audit Committee also reviewed and discussed Downey's guidelines for risk assessment and risk management and the major risk exposures of Downey and its business units, as appropriate.

Based on the Audit Committee's review and discussions described above, the Audit Committee recommended to the Board that the audited financial statements be included in Downey's Form 10-K filed with the SEC.

Respectfully submitted,

Gary W. Brummett, Chairman
Michael B. Abrahams
Jane Wolfe

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis explains our compensation philosophy, policies and practices with respect to our Chief Executive Officer, Chief Financial Officer and the three other most highly-compensated executive officers, who are collectively referred to as the "named executive officers."

Objectives of Compensation Program

The objectives of Downey's compensation program are to retain, attract, motivate and reward the best qualified executive officers and, in-turn, to enhance Downey's performance. The total compensation program is established in the context of job responsibilities, achieving corporate performance goals, individual performance, as well as competitive compensation conditions.

We believe that competitive compensation is necessary to attract and retain an executive management team with the abilities, skill and experience required to lead us and deliver strong performance to stockholders.

We provide what we believe is a competitive total compensation package to our executive officers through a combination of base salary, annual cash bonus plans, and a broad-based benefits program. We believe that a substantial portion of each executive officer's compensation should be in performance-based pay. We believe that our compensation program is consistent with and benefits corporate and stockholder interests.

Elements of Compensation Program

We choose to pay each element of compensation to be competitive in the marketplace for executive officers performing key managerial functions and, in turn, to enhance Downey's performance.

The primary elements of the compensation program for our executive officers are: (a) annual base salary; (b) bonuses under annual cash bonus plans; (c) an Employee's Retirement and Savings Plan or 401(k) Plan and matching of contributions made by employees to the 401(k) Plan in an amount equal to 50% of the executive officers' pre-tax contributions up to a maximum of $6,750 per year; and (d) medical, vision, dental, disability and life insurance programs to which Downey provides access and contributes towards premiums. Signing bonuses are awarded to executive officers from time to time, but are not a regular element of the compensation program.

In addition to the elements of the compensation program described above, Downey provides an Employee Stock Purchase Program and a Deferred Compensation Program. Except for administrative costs associated with these Programs and the 401(k) Plan and the cost of matching contributions to the 401(k) accounts of executives as described above, Downey does not incur any material expenses in implementing these programs and plans.

Each element of the compensation program is further described below.

Base Salary

The amount of annual base salary for an executive officer is determined at the beginning of each fiscal year by (a) conducting a compensation analysis for the executive position through the collection and review of the compensation offered by peer group institutions and (b) conducting evaluations of corporate performance, individual performance and/or the individual's salary history.

Annual Incentive Plan Cash Bonus

Consistent with our emphasis on pay for performance incentive compensation programs, we have established a written Annual Incentive Plan under which our executive officers, including our named executive officers, are eligible to receive annual cash bonuses based upon corporate performance and individual performance determined after the end of each fiscal year. The Annual Incentive Plan is important to focus our executive officers' efforts and reward executive officers for annual operating results that help create value for our stockholders. Please see the description below under the heading "Corporate Performance and Individual Performance" for information relating to the assessment of corporate performance and individual performance.

The amount of the annual cash bonus, if any, for an executive officer under the Annual Incentive Plan is determined following the completion of each fiscal year by (a) conducting a compensation analysis for the executive position through the collection and review of the compensation being offered by peer group institutions, (b) corporate performance and (c) individual performance. The actual cash bonus, if any, payable to an executive officer under the Annual Incentive Plan is calculated based on the following formula:

Base Salary	×	Individual Target Bonus %	×	Adjusted Business Performance %	×	Individual Performance %	=	Annual Cash Bonus

The Individual Target Bonus Percentage for the Chief Executive Officer is established annually at the beginning of each fiscal year by the independent members of the Board based on the recommendation of the Compensation Committee. The Compensation Committee makes its recommendation after reviewing market data compiled by the Director of Human Resources as well as internal compensation data. The Individual Target Bonus Percentage for each executive officer other than the Chief Executive Officer is established annually by the Board. The Compensation Committee makes its recommendation after reviewing market data compiled by the Director of Human Resources as well as internal compensation data and receiving the recommendation of the Chief Executive Officer for the compensation of each such executive officer.

The Adjusted Business Performance Percentage is determined based solely on the consolidated net income of Downey for the prior fiscal year as compared to the consolidated net income target for Downey established by the Board for the year. Consolidated net income of Downey is used as the measure of corporate performance in order to align executives' interests and performance with the interests of Downey and its stockholders. Subject to the discretion of the Board described below under the heading "Discretion of Members of Board of Directors," annual cash bonuses under the Annual Incentive Plan are linked to the amount of the Adjusted Business Performance Percentage. For fiscal year 2007, (a) annual cash bonuses under the Annual Incentive Plan were only payable if the Adjusted Business Performance Percentage was 80% or greater, (b) the Adjusted Business Performance Percentage was to be increased in 2% increments for every percentage point that actual net income was above 80% of the net income target and at or below 100% of the net income target, and (c) the Adjusted Business Performance Percentage was to be increased in 1% increments for every percentage point that actual net income was above 100% of the net income target, up to a maximum Adjusted Business Performance Percentage of 120%. For fiscal year 2008, a cash bonus under the Annual Incentive Plan will only be required to be paid if the Adjusted Business Performance Percentage is 100% or more of the net income target, and the Adjusted Business Performance Percentage will not be required to be increased if actual net income exceeds the net income target.

The Individual Performance Percentage is based on the degree of achievement of each executive officer as well as the nature and difficulty of his or her job responsibilities. The Individual Performance Percentage is determined after the end of each fiscal year. Executive officers are evaluated based on the following performance factors: planning; initiative; communication and interpersonal skills; decision making and problem solving; efficiency and effectiveness; budget and expense management; judgment; and leadership.

The Compensation Committee meets outside of the presence of the Chief Executive Officer and all other executive officers to determine what it believes is the appropriate Individual Performance

Percentage for the Chief Executive Officer. The Compensation Committee then makes recommendations to the independent members of the Board for the Chief Executive Officer's Individual Performance Percentage. The independent members of the Board then establish the Individual Performance Percentage of the Chief Executive Officer.

The Chief Executive Officer determines what he believes is the appropriate Individual Performance Percentage for each executive officer other than himself, and makes recommendations to the Compensation Committee accordingly. The Compensation Committee, meeting outside of the presence of all executive officers except for the Chief Executive Officer, then determines what it believes is the appropriate Individual Performance Percentage for each executive officer (excluding the Chief Executive Officer) and makes recommendations to the Board accordingly. The Board then establishes the Individual Performance Percentage of each executive officer (excluding the Chief Executive Officer).

Below are the narrative descriptions of individual performance and the corresponding ranges of Individual Performance Percentages:

Individual Performance	Individual Performance Percentage
5—Outstanding Performance	110%–120%
4—Exceeds Expectations	100%–110%
3—Meets Expectations	80%–100%
2—Needs Improvement	0%–80%
1—Not Performing Job	0%

Discretionary Incentive Plan Cash Bonus

Consistent with our emphasis on pay for performance incentive compensation programs, we have established for 2008 a written Discretionary Incentive Plan under which our executive officers, other than our Chief Executive Officer, President and Chief Operating Officer, are eligible to receive annual cash bonuses based upon individual performance determined after the end of 2008. The 2008 Discretionary Incentive Plan is important to focus each participant's efforts and reward him or her for annual operating results that help create value for our stockholders. We have established the 2008 Discretionary Incentive Plan to motivate and retain each participant during 2008 because we believe it is unlikely that the net income target for 2008 under the Annual Incentive Plan will be reached given the current difficult banking environment, economic uncertainty in the overall economy and disruptions in the mortgage markets that began in 2007 and continue to exist. The Discretionary Incentive Plan is effective only if no incentive payments are made under the Annual Incentive Plan for fiscal year 2008, which would occur if the actual net income is less than the net income target established by the Board.

Under the Discretionary Incentive Plan, a pool of funds will be set aside for certain discretionary incentive payments to be made for performance in 2008. Under the Discretionary Incentive Plan, approximately one-third of the maximum payment that would otherwise be made to each participant under the Annual Incentive Plan (other than the CEO, President and COO), assuming earnings targets under the Annual Incentive Plan were achieved, will be set aside in a Discretionary Incentive Plan. After receiving the recommendations of the Compensation Committee, the Board will decide, in its sole discretion, whether an incentive payment is to be made to each participant and the amount of such payment, if any, up to one-third of the maximum payment that would otherwise be made to each participant under the Annual Incentive Plan. In making awards under the Discretionary Incentive Plan, the Board may consider, among other factors, the Individual Performance Percentage that each executive achieved for purposes of the Annual Incentive Plan, even though no bonus was payable under the Annual Incentive Plan.

401(k) Plan and Matching Contribution

All employees may participate in our 401(k) Plan. Each employee may make pre-tax contributions of up to 60% of their salary up to the current Internal Revenue Service limits. We provide this plan to help our employees save some amount of their cash compensation for retirement in a tax efficient manner.

We match contributions made by employees to the 401(k) Plan in an amount equal to 50% of the participants' pre-tax contributions up to a maximum of $6,750. The matching contributions made to employees vest at the rate of 20% per year after the employee becomes employed by Downey. The amount that Downey matches to the contributions to the 401(k) Plan made by an employee is determined by conducting a compensation analysis through the collection and review of the compensation being paid by peer group institutions.

Insurance

The medical, vision, dental, disability and life insurance programs to which Downey provides access is determined based on the price and other terms and conditions of insurance policies available in the marketplace from qualified insurance carriers. The amount that Downey contributes towards the premiums of these insurance programs is determined by (a) the total amount of the premiums of the insurance programs and (b) the amount that peer group institutions contribute towards similar insurance programs.

Medical, vision, dental, disability and life insurance programs to which Downey provides access and contributes towards premiums are intended to assist executive officers and their immediate families with health and welfare costs.

Employee Stock Purchase Program

Downey offers all employees participation in its Employee Stock Purchase Plan. Downey believes that ownership of Downey's stock by employees will foster greater employee interest in Downey's success, growth and development and, in turn, benefit Downey. The Plan is designed to provide employees a continued opportunity to purchase Downey's stock through systematic payroll deductions. Downey bears all costs of administering the Plan, including broker's fees, commissions, postage and other costs incurred with stock purchases. If an employee elects to terminate participation in the Plan, or sells stock acquired through the Plan, the employee is responsible for all associated costs.

Deferred Compensation Program

Downey offers a Deferred Compensation Program to key management employees and directors. Salary deferred pursuant to the Program earns interest at the current rate paid by Downey on one, two and five year certificates of deposit, which ranged from 4.46% to 5.0% during 2007. Currently, 117 management employees and the directors are eligible to participate in the Program. As of December 31, 2007, 20 management employees and no directors elected to defer compensation pursuant to the Deferred Compensation Program. None of the named executive officers participated in the Deferred Compensation Program in 2007.

Change in Control Agreements

The Bank has entered into change in control agreements with its named executive officers and each of its Executive Vice Presidents. The change in control agreements provide for certain payments to be made to the executive officers in the event that a change in control of Downey or the Bank occurs and within 24 months after the change in control, the executive's employment is terminated without cause, or he or she voluntarily terminates employment with good reason, as defined in the agreement. The change in control agreements with our executive officers generally provide for a variety of benefits, including a lump sum payment of two times the executive's base salary in effect immediately prior to the time of the change in control or termination of employment, whichever is greater, plus the individual's target bonus under the Annual Incentive Plan. However, the change in control agreements with our Chief Executive Officer, President and Chief Operating Officers provide for a lump sum payment of three times their respective base salaries plus target bonus. The decision to provide a greater amount for these individuals was due to an evaluation of similar benefits provided by peer group institutions and the importance of their function to the Bank. Absent a change in control, the base and incentive compensation otherwise payable to the executives would continue to apply.

For a detailed discussion of the elements and operation of the change in control agreements, please see "Potential Payments upon Termination or Change in Control" below.

The Board believes that the change in control agreements are appropriate and serve an important business purpose for Downey and the Bank. The Board believes that these benefits aid in recruiting and retaining talent in a competitive market. Also, benefits are provided in the event of termination of employment following a change in control, which are intended to motivate executive officers to remain with the Bank despite the uncertainty and dislocation that arises in the context of change in control situations. The change in control agreements are an important part of our overall compensation objectives, particularly our goal of retaining the best qualified executive officers, and do not affect the decisions made with respect to other compensation elements.

Summary of Primary Elements of Compensation Program

The primary elements of our executive compensation program are designed to be consistent with the objectives set forth above. The characteristics and purpose of the primary elements of our executive compensation program are summarized in the table below:

Element	Characteristics	Purpose
Base Salary	Fixed annual cash compensation; all executives are eligible for periodic increases in base salary based on job responsibilities, corporate performance, individual performance, and competitive compensation conditions.	To keep our annual compensation competitive with the market for the abilities, skill and experience necessary for each executive position.
Annual Cash Bonuses	Performance-based annual cash bonuses earned based on corporate performance and individual performance.	To motivate and reward executive officers for corporate performance and individual performance.
401(k) Plan and Matching Contribution	Tax-deferred plan in which all employees may defer compensation for retirement. We match the 401(k) contributions of our employees up to a maximum of $6,750 per year.	To provide employees the opportunity to save for retirement in a tax efficient manner.
Insurance	The same or comparable medical, vision, dental, disability and life insurance programs are available to all full-time employees.	To assist employees and their families with health and welfare costs.

All Elements Taken Together

Each of the elements of Downey's compensation program, when taken together, are intended to provide competitive and reasonable remuneration to executive officers consistent with corporate and stockholder interest.

Process for Determining Compensation

The amount of annual base salary for each executive officer is determined at the beginning of each fiscal year by (a) conducting a compensation analysis for the executive position through the collection and review of the compensation offered by peer group institutions and (b) conducting evaluations of corporate performance, individual performance and/or the individual's salary history.

The Compensation Committee meets outside of the presence of the Chief Executive Officer and all other executive officers to determine what it believes is the appropriate base salary and annual cash bonus for the Chief Executive Officer. The Compensation Committee then makes recommendations to the independent members of the Board for the Chief Executive Officer's compensation. The independent members of the Board then establish the compensation of the Chief Executive Officer.

The Director of Human Resources provides the Chief Executive Officer with input based on market data for the compensation of each executive officer other than the Chief Executive Officer. The Chief Executive Officer, in consultation with the Director of Human Resources, determines what he believes is the appropriate compensation for each executive officer (excluding the Chief Executive Officer) and makes recommendations to the Compensation Committee accordingly. The Compensation Committee, meeting outside of the presence of all executive officers except for the Chief Executive Officer, then determines what it believes is the appropriate compensation for each executive officer (excluding the Chief Executive Officer) and makes recommendations to the Board accordingly. The Board then establishes the compensation of each executive officer (excluding the Chief Executive Officer).

Factors Used to Determine Compensation

The total compensation program is established in the context of job responsibilities, achieving corporate performance goals, individual performance, as well as competitive compensation conditions. Corporate performance, individual performance and competitive compensation conditions are further described below.

Corporate Performance and Individual Performance

Our compensation program emphasizes pay for performance. Corporate performance under the compensation program, for each fiscal year, is measured based on the consolidated net income of Downey compared to a consolidated net income target recommended by our Compensation Committee and approved by the Board at the beginning of the fiscal year.

The Compensation Committee establishes a performance rating for the Chief Executive Officer and recommends to the independent members of the Board a performance rating for the Chief Executive Officer. Individual performance is evaluated and a performance rating is recommended by the Chief Executive Officer for each executive officer other than the Chief Executive Officer. The Compensation Committee establishes a performance rating for each executive officer (excluding the Chief Executive Officer) and makes recommendations to the Board for the performance ratings of each of these executive officers.

The Chief Executive Officer, Compensation Committee, Board and independent members of the Board evaluate individual performance based upon the following criteria: planning; initiative; communication and interpersonal skills; decision making and problem solving; efficiency and effectiveness; budget and expense management; judgment; and leadership, without greater or lesser weight allocated to any particular factor.

Competitive Compensation Conditions

We provide a competitive total compensation package to attract and retain executive officers with the ability and the experience necessary to lead us and deliver strong performance to our stockholders.

We consider market pay practices, specifically the practices of peer group institutions, in determining the compensation of each executive officer.

Downey conducts benchmarking studies in which a compensation analysis is conducted for each executive position through the collection and review of the compensation being offered to similarly situated executive officers at peer group institutions. The peer group institutions used in this analysis for fiscal year 2007 were: City National Corp; Firstfed Financial Corp.; Fremont General Corp; Golden West Financial; Indymac Bancorp; and Unionbancal Corp (parent of Union Bank of California). For fiscal year 2008, Golden West Financial was removed from the list and Pacific Capital Bancorp and PFF Bancorp were added. We believe that the peer group institutions provide appropriate benchmark data because it consists of similar organizations against whom we compete for executive talent. Downey conducts benchmarking studies for total compensation and for each element of compensation received by executives of peer group institutions. These elements generally include base compensation, cash bonuses, and equity based compensation. Since we do not provide stock options or other forms of equity based compensation to our executives at this time, we compare the total value of our executives' compensation to the total value of compensation paid to executives of peer group institutions, which may include equity based compensation. We generally attempt to establish overall compensation levels for our executives (taking into account all elements of compensation) that are approximately at the 50th percentile of the levels of our peer group institutions based on our benchmarking studies.

We also consider the pay of each executive officer relative to our other executive officers and other members of our management team. We have designed the compensation program to be consistent for each member of our executive management team.

The amount of the annual base salary for each executive officer is taken into account when determining their target annual cash bonus. Likewise, the target annual cash bonus for each executive officer under the Annual Incentive Plan is taken into account when determining their annual base salary.

We take into account the salary history of existing and new executive officers when determining appropriate compensation.

Cash-Based Compensation

All pay elements of our compensation program are cash based, aside from voluntary participation in our employee stock purchase plan which is available equally to all of our employees.

Although we formerly provided equity based incentive compensation to our executive officers, and some of our executive officers still retain that equity based incentive compensation through stock options, we have not provided any equity based incentive compensation since 1998.

In general, compensation or amounts realized by executives from prior compensation from us, such as gains from previously awarded stock options or options awards, are not taken into account in determining compensation. We believe that our executive officers should be fairly compensated each year relative to market pay levels of our peer group and that the compensation of each executive officer should be equitable taking into account the compensation of our other executive officers.

Internal Revenue Code Section 162(m)

Tax deductions that Downey may take on compensation paid to an executive officer exceeding one million dollars for services rendered during a calendar year are subject to certain limiting terms and conditions under section 162(m) of the Internal Revenue Code. The Compensation Committee considers the deductibility of executive compensation under Section 162(m). No named executive officer received compensation for services rendered during 2007 exceeding one million dollars.

Discretion of Members of Board

The members of the Board (and the independent members of the Board for Chief Executive Officer compensation issues) may exercise discretion in adjusting compensation for executive officers based on the members' consideration of any factors they determine are relevant given the circumstances, which may include but are not limited to corporate performance and individual performance.

The members of the Board (and the independent members of the Board for Chief Executive Officer compensation issues) may modify, terminate and/or deviate from any part of the compensation program, including the Annual Incentive Plan and the 2008 Discretionary Incentive Plan, at the members' sole discretion at any time.

During 2007, the Board and the independent members of the Board met to approve the recommendations of the Compensation Committee. (See "Process for Determining Compensation" above.) Neither the Board nor the independent members of the Board exercised their discretion to change the base compensation or annual bonus of any executive officer or any of the measurement amounts or targets under the Annual Incentive Plan to levels different than those recommended by the Compensation Committee.

Fiscal Year 2007 Compensation Decisions

Below is a discussion of the compensation decisions made by the Board of Directors with respect to base salary and annual incentive bonuses of our named executive officers for fiscal year 2007. In addition to these items of compensation, the Bank entered into change in control agreements with its named executive officers and each of its Executive Vice Presidents during fiscal year 2007. For a detailed discussion of the change in control agreements, please see "Potential Payments upon Termination or Change in Control" below.

Base Salaries

The following table identifies actions taken during fiscal year 2007 with respect to annual base salaries of the named executive officers:

Named Executive Officer	Changes in Annual Base Salary
Daniel D. Rosenthal . . .	Increased from $605,000 to $650,000, effective January 1, 2007
Brian E. Côté	Increased from $275,000 to $310,000, effective January 1, 2007
Thomas E. Prince	Increased from $495,000 to $520,000, effective January 1, 2007
Cliff J. Piscitelli	Increased from $375,000 to $413,000, effective January 1, 2007
Joseph E. Adams	Increased from $100,000 (plus commissions) to $120,000 (plus commissions), effective January 1, 2007, and increased to $385,000, effective May 29, 2007

The annual base salaries of Messrs. Rosenthal, Côté, Prince, Piscitelli and Adams were increased due to the Board's decision to make their salary more competitive and to recognize the value of their overall services to Downey. The Board took into account each of their job responsibilities, historical salary levels (including at a prior employer in the case of Mr. Côté), the performance of Downey, individual contributions, competitive conditions in the marketplace and the relationship of their compensation levels to other officers of Downey, and determined that the increases were appropriate to reward performance, ensure retention and maintain appropriate compensation differentials among officers of Downey. In addition, the Board gave particular weight in the case of Mr. Piscitelli to the substantial expansion of his job responsibilities and duties during 2007 and in the case of Mr. Adams, to his promotion to Director of Wholesale Lending, effective January 1, 2007, and his subsequent promotion to Director of Residential Lending, effective May 29, 2007, entailing increased responsibilities and duties.

Annual Incentive Plan Cash Bonuses

Under our 2007 Annual Incentive Plan, executive officers, including our named executive officers, were eligible to receive annual cash bonuses based upon corporate performance and individual performance.

The Individual Target Bonus Percentage for each executive officer was established at the beginning of fiscal year 2007 by the Board based on the recommendation of the Compensation Committee, taking into consideration market compensation data of peer group institutions as well as internal compensation data. During fiscal year 2007, the Individual Target Bonus Percentage for each named executive officer was as follows:

Named Executive Officer	Individual Target Bonus Percentage
Daniel D. Rosenthal	120%
Brian E. Côté	50%
Thomas E. Prince	100%
Cliff J. Piscitelli	100%
Joseph E. Adams	100%

The Adjusted Business Performance Percentage for fiscal year 2007 was determined in early 2008 by comparing Downey's actual consolidated net income figures for fiscal year 2007 to the target established by the Board at the beginning of 2007. For fiscal year 2007, our consolidated net income target for purposes of the Annual Incentive Plan was $175.0 million. However, we incurred a net loss of $56.6 million for fiscal year 2007. Therefore, the Adjusted Business Performance Percentage for each executive officer was zero.

Because the Adjusted Business Performance Percentage for fiscal year 2007 was zero, no executive officer received a bonus under the 2007 Annual Incentive Plan. Therefore, we did not establish Individual Performance Percentages for fiscal year 2007 for executive officers.

Employment Agreements and Change in Control Agreements

Neither Downey nor the Bank has any employment agreement with any executive officers, except for Frederic McGill, President of Downey and the Bank. Under an employment agreement between Mr. McGill and the Bank dated September 26, 2007 and an offer letter to Mr. McGill from the Bank dated September 26, 2007, Mr. McGill's annual base salary is $590,000. Under the Agreement, Mr. McGill also received a signing bonus of $60,000 upon the commencement of his employment and Mr. McGill is eligible for an annual bonus under the Annual Incentive Plan targeted at 100% of his base salary. Mr. McGill is also eligible to participate in the employee benefit programs (including medical, dental and other insurance programs) generally available to all full-time employees. In addition, Mr. McGill was reimbursed certain COBRA premiums during the first 90 days of his employment, and will be eligible to enroll in Downey's retiree medical plan upon any termination of his employment. The Bank will contribute up to $928 per month to the retiree medical plan premium payable by Mr. McGill until he reaches age 65 in the event Downey terminates his employment without cause prior to such age. If Mr. McGill is terminated without cause on or before October 28, 2008, he will be eligible for a severance payment equal to two times his base salary. The Bank and Mr. McGill have also entered into a change in control agreement, the terms and conditions of which are the same as those contained in the change in control agreements of Messrs. Rosenthal and Prince described below.

COMPENSATION TABLES

Summary Compensation Table

The following table summarizes the compensation paid to each of our named executive officers for fiscal years 2007, 2006 and 2005. Substantially all of each named executive officer's total compensation consisted of base salary and cash amounts payable pursuant to our Annual Incentive Plan. For fiscal year 2007, base salary accounted for nearly 100% of the total compensation of the named executive officers while incentive cash compensation accounted for 0% of the total compensation of the named executive officers. Downey did not award any equity compensation during the periods presented and does not currently have an active equity incentive plan under which new equity awards may be made.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Daniel D. Rosenthal	2007	$650,000	—	—	—	—	—	$6,750	$ 656,750
Chief Executive Officer	2006	$605,000	—	—	—	$940,896	—	$6,600	$1,552,496
and Vice Chairman	2005	$550,000	—	—	—	$950,400	—	$6,300	$1,506,700
Brian E. Côté	2007	$310,000	—	—	—	—	—	$2,325	$ 312,325
Executive Vice President	2006	$220,881	$25,000	—	—	$123,750	—	$ 0	$ 369,631
and Chief Financial Officer	2005	—	—	—	—	—	—	—	—
Thomas E. Prince	2007	$520,000	$ 1,500	—	—	—	—	$6,750	$ 528,250
Executive Vice President	2006	$495,000	—	—	—	$588,060	—	$6,600	$1,089,660
and Chief Operating Officer	2005	$450,000	—	—	—	$445,500	—	$6,300	$ 901,800
Cliff J. Piscitelli	2007	$413,000	—	—	—	—	—	$6,750	$ 419,750
Executive Vice President	2006	$341,683	—	—	—	$407,385	—	$6,600	$ 755,668
and Director of Asset Management	2005	$290,000	—	—	—	$382,800	—	$6,300	$ 679,100
Joseph E. Adams	2007	$277,641	$85,664	—	—	—	—	$ 849	$ 364,154
Executive Vice President	2006	$ 8,333	—	—	—	—	—	—	$ 8,333
and Director of Residential Lending	2005	—	—	—	—	—	—	—	—

Column (a): Includes the Company's principal executive officer, principal financial officer and the three other most highly compensated executive officers.

Column (c): The amounts shown represent actual wages paid. Mr. Adams was promoted to Executive Vice President and Director of Residential Lending in May, 2007, at which time his annual base salary for 2007 became $385,000.

Column (d): The amount shown for Mr. Prince represents a service award bonus in the amount of $1,500 in recognition of his 15 years of service with Downey. The amount shown for Mr. Adams represents bonus compensation paid to him during his previous position as Director of Wholesale Lending.

Column (g): The amounts shown represent earnings paid from participation in Downey's Annual Incentive Plan—as described in the "Compensation Discussion and Analysis." No payments were made for 2007.

Column (i): The amount shown for each named executive officer, other than Mr. Adams, consists of matching contributions made by the Bank to the 401(k) account of the executive officer. The amount shown for Mr. Adams represents taxable income based on the value of his spouse's attendance at Downey's annual President Club event.

Plan-Based Awards

The following table summarizes the estimated possible payments to our named executive officers pursuant to grants of awards made in 2007 under our cash-based 2007 Annual Incentive Plan. The actual amounts paid under the 2007 Annual Incentive Plan are reported in the Summary Compensation Table above, and were zero for all executives including the named executive officers.

Grants of Plan-Based Awards

		Estimated Possible Payments Under Non-Equity Incentive Plan Awards			Estimated Future Payments Plan Under Equity Incentive Awards						
Name	Grant Date	Threshold	Target	Maximum	Threshold	Target	Maximum	All Other Stock Awards: Number of Shares of Unit	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock And Option Awards
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Daniel D. Rosenthal	n/a	$374,400	$780,000	$1,123,200	—	—	—	—	—	—	—
Brian E. Côté	n/a	$ 74,400	$155,000	$ 223,200	—	—	—	—	—	—	—
Thomas E. Prince	n/a	$249,600	$520,000	$ 748,800	—	—	—	—	—	—	—
Cliff J. Piscitelli	n/a	$198,240	$413,000	$ 594,720	—	—	—	—	—	—	—
Joseph E. Adams	n/a	$184,800	$385,000	$ 554,400	—	—	—	—	—	—	—

Column (c): The amounts shown represent the minimum threshold payment amount that would have been payable to the named executive officer if both Downey and the employee had met the minimum requirements under the Annual Incentive Plan. If both the minimum requirements are not met, there are no payments awarded under the Annual Incentive Plan.

Column (d): The amounts shown represent the target payment amount that would have been payable to the named executive officer if both Downey and the employee had met the target requirements under the Annual Incentive Plan.

Column (e): The amounts shown represent the maximum payment amount that would have been payable to the named executive officer if both Downey and the employee had exceeded the target requirements under the Annual Incentive Plan.

In January 2008, the Board of Directors established the consolidated net income target for fiscal year 2008 for purposes of calculating the Adjusted Business Performance Percentage for each executive officer who participates in the 2008 Annual Incentive Plan. It is our policy not to disclose the consolidated net income target for the Annual Incentive Plan until after a fiscal year has passed; however, we believe that the consolidated net income target established for fiscal year 2008 will be very difficult for us to achieve, given the current difficult banking environment, economic uncertainty in the overall economy and disruptions in the mortgage markets that began in 2007 and continue to exist.

Outstanding Equity Awards

The following table sets forth information concerning outstanding stock options held by Mr. Rosenthal and Mr. Prince pursuant to our 1994 Long Term Incentive Plan, which expired in 2004. We currently do not have an active equity incentive plan under which new equity awards may be made.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payment Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Daniel D. Rosenthal . .	29,484	—	—	$25.44	12/31/2008	—	—	—	—
Brian E. Côté	—	—	—	—	—	—	—	—	—
Thomas E. Prince . . .	14,467	—	—	$25.44	12/31/2008	—	—	—	—
Cliff J. Piscitelli	—	—	—	—	—	—	—	—	—
Joseph E. Adams	—	—	—	—	—	—	—	—	—

Column (b): Represents the number of underlying unexercised options that are exercisable.

Column (e): Represents the option exercise price at the time of the original grant.

Column (f): Represents expiration date of the options.

Potential Payments upon Termination or Change in Control

The Bank has entered into change in control agreements with its named executive officers and each of its Executive Vice Presidents. The change in control agreements provide for certain payments to be made to the named executives in the event that a change in control of Downey or the Bank occurs and within 24 months after the change in control:

- the named executive's employment is terminated by the Bank or Downey without cause; or
- the named executive voluntarily terminates employment with the Bank with good reason, as defined below.

In the event that the named executive's employment terminates under the circumstances set forth in the change in control agreements, the named executive is entitled to:

- a lump-sum payment of three times (3x) in the case of Messrs. Rosenthal and Prince, and two times (2x) in the case of Messrs. Côté, Piscitelli and Adams, of the named executive's annual compensation. For purposes of the change in control agreements, "annual compensation" is equal to the named executive's base salary in effect immediately before the time of the change in control or the time of termination of employment, whichever is greater, plus the "target bonus." The "target bonus" means the product of the "target bonus percentage" and the annual base salary in effect immediately before the change in control or termination of employment, whichever is greater. The "target bonus percentage" means the target percentage, if any, in effect immediately before the time of the change in control or the time of termination of employment, whichever is greater, that would apply to the named executive's annual base salary if all individual and corporate performance goals were met at target levels for purposes of determining the named executive's annual bonus under Downey's Annual Incentive Plan; and

- a lump sum amount equal to a prorata portion of the current year target bonus based on the number of days that the named executive officer has been employed in the calendar year in which employment terminates.

The terms of the change in control agreements that were offered to the named executives were determined based primarily on an evaluation of similar benefits provided by peer group institutions and the importance of their functions to the Bank.

If payments to be made pursuant to the change in control agreements or any other payments the named executive receives from the Bank would result in the executive being subject to the 20% excise tax on excess parachute payments, then the payments to the executive will be reduced to the largest amount that is not subject to the excise tax if the executive will have a greater net amount after taxes from the reduced payment.

In addition, for thirty six (36) months, in the case of Messrs. Rosenthal and Prince, and twenty four (24) months in the case of Messrs. Côté, Piscitelli and Adams, each named executive and his spouse and dependents would be entitled to all welfare benefits applicable prior to the termination of employment, including participation in all health, dental, disability, life and similar benefit plans.

For purposes of the change in control agreements, a change in control is deemed to have occurred if, among other things:

- any person or group becomes the beneficial owner of more than 50% of the outstanding capital stock of Downey or the Bank;
- during any period of not more than 12 consecutive months, the directors of Downey as of February 28, 2007 (or any successors whose nomination or selection was recommended or approved by a majority of directors in office at the time of the director's nomination or selection), cease to constitute a majority of directors of Downey;
- the effective date of any merger or consolidation of Downey or the Bank in which the holders of capital stock of Downey or the Bank immediately prior to the transaction cease to represent a majority of the voting capital stock of the entity surviving the transaction; or
- a sale of all or substantially all of Downey's or the Bank's assets.

For purposes of the change in control agreement, "good reason" means the occurrence of any of the following without the named executive's consent:

- material diminution in the executive's status, position or responsibilities, or the assignment to the named executive of any duties or responsibilities that are inconsistent with his status, position or responsibilities;
- a reduction in the named executive's base salary or target bonus compensation;
- the failure of any successor-in-interest to assume all of the obligations of the Bank under the change in control agreement;
- an uncured material breach of the change in control agreement by the Bank; or
- a relocation of the named executive's principal place of employment to a new work site requiring an increase in one-way commute from the named executive's residence of more than thirty-five (35) miles.

The change in control agreements also provide that within 30 days prior to a change in control or twelve months following a change in control, the Bank may unilaterally terminate its severance payment obligations under the change in control agreement (without regard to whether the named executive officer is terminated) if the Bank (i) pays the named executive officer the amount that the named executive officer would otherwise be entitled to under the change in control agreement (following receipt of an executed Separation Agreement and Release) and (ii) terminates its severance payment obligations under all of its other change in control agreement at the same time.

The change in control payments are conditioned upon the named executive executing a Separation Agreement and Release with the Bank, which provides for the executive's release of Downey and the Bank from all liability.

The following tables show the potential payments to be made to the named executive officers under the following circumstances: termination upon a change in control; termination in the absence of a change in control; and termination upon disability or death.

Termination Upon a Change in Control

Name	Change in Control Payment	Non-Equity Incentive Plan Compensation	Welfare Benefits	Accrued, Unused Vacation	Total
(a)	(b)	(c)	(d)	(e)	(f)
Daniel D. Rosenthal	$4,290,000	$780,000	$32,764	$55,848	$5,158,611
Brian E. Côté	$ 930,000	$155,000	$26,617	$36,783	$1,148,400
Thomas E. Prince	$3,120,000	$520,000	$ 2,915	$95,391	$3,738,306
Cliff J. Piscitelli	$2,065,000	$413,000	$ 2,186	$38,171	$2,518,357
Joseph E. Adams	$1,925,000	$385,000	$22,545	$23,888	$2,356,433

Column (b): The amount shown for Mr. Rosenthal and Mr. Prince represents three times their annual base salary in effect as of 12/31/07 plus three times their annual target bonus amount. The amount shown for Mr. Côté, Mr. Piscitelli and Mr. Adams, represents two times their annual base salary in effect as of 12/31/07 plus two times their annual target bonus. The target bonus amount represents the product of the target bonus percentage and the annual base salary in effect as of 12/31/07.

Column (c): The amounts shown represent an additional lump sum equal to the current year target bonus payment under the Annual Incentive Plan as outlined in the plan document and discussed in the "Compensation Discussion and Analysis." The payments shown are calculated at the 100% target level assuming Downey's performance and the individual's performance warrant the same.

Column (d): For Mr. Rosenthal and Mr. Prince, the amounts shown represent the cost of the continuation of welfare benefits including a rate increase adjustment of 10% per annum for a period of 36 months and for Mr. Côté, Mr. Piscitelli and Mr. Adams, the amounts shown represent the cost of the continuation of welfare benefits including a rate increase adjustment of 10% per annum for a period of 24 months. Welfare benefits include health, dental, disability, life and similar benefit plans.

Termination in the Absence of a Change in Control*

Name (a)	Severance Payment (b)	Welfare Benefits (c)	Accrued, Unused Vacation (d)	Total (e)
Daniel D. Rosenthal	$474,982	—	$55,848	$530,830
Brian E. Côté	$ 71,756	—	$36,783	$108,318
Thomas E. Prince	$259,990	—	$95,391	$355,381
Cliff J. Piscitelli	$111,188	—	$38,171	$149,359
Joseph E. Adams	$ 88,843	—	$23,888	$112,730

* In the event the named executive officer's employment is terminated due to a reduction in workforce or elimination of job, the named executive officer is to receive severance pay in accordance with Downey's severance pay policy. For the named executive officers, the policy allows for a minimum payment equal to 12 weeks base salary and a maximum payment equal to 38 weeks base salary. In the event a named executive officer's employment is terminated for reasons other than reduction in workforce or elimination of job, the named executive is not eligible to receive severance pay under Downey's severance pay policy.

Termination Upon Disability/Death

Name (a)	Non-Equity Incentive Plan Compensation (b)	Accrued, Unused Vacation (c)	Total (d)
Daniel D. Rosenthal	$780,000	$55,848	$835,848
Brian E. Côté	$155,000	$36,783	$191,783
Thomas E. Prince	$520,000	$95,391	$615,391
Cliff J. Piscitelli	$413,000	$38,171	$451,171
Joseph E. Adams	$385,000	$23,888	$408,888

Column (b): The amounts shown represent potential payments under the Annual Incentive Plan as outlined in the plan document and discussed under "Compensation Discussion and Analysis." The potential payments shown are calculated at the 100% target level, assuming Downey's and the individual's performance warrant the same. Pursuant to the Annual Incentive Plan, payments are required to be prorated if disability or death occurs prior to the date of the payout. The named executive officers are also eligible to receive benefits under Downey's disability and basic life insurance plans, which apply to all employees on a non-discriminatory basis.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Respectfully submitted,

Michael D. Bozarth, Chairman
James H. Hunter
Jane Wolfe

DIRECTOR COMPENSATION

The table below summarizes the compensation paid to non-employee directors for the fiscal year ended December 31, 2007.

Director Compensation

Name and Title	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Maurice L. McAlister . . . . . . Director and Chairman	$ 82,500	—	—	—	$97,500	$523,362	$703,362
Cheryl E. Olson . . . . Director and Vice Chairman	$ 72,000	—	—	—	$51,667	$ 10,322	$133,989
Michael B. Abrahams . . . . . . Director	$125,000	—	—	—	$97,667	$ 10,322	$232,989
Michael D. Bozarth . . . . Director	$ 86,500	—	—	—	—	$ 36,462	$122,962
Gary W. Brummett . . . . Director	$ 96,500	—	—	—	—	—	$ 96,500
Gerald E. Finnell . . . . Director	$ 95,500	—	—	—	$56,431	—	$151,931
James H. Hunter . . . . Director	$ 78,500	—	—	—	$44,972	$ 6,881	$130,354
Brent McQuarrie . . . . Director	$ 90,500	—	—	—	$68,333	$ 7,578	$166,411
Lester C. Smull . . . . Director	$ 76,500	—	—	—	$76,528	$ 401	$153,429
Jane Wolfe . . . . Director	$ 86,500	—	—	—	—	$ 21,963	$108,463

Column (a): Cheryl E. Olson and Gerald E. Finnell resigned from the Board effective December 31, 2007 and January 22, 2008, respectively.

Column (b): The amounts shown include payment for annual retainer fees, chair fees, and meeting attendance fees.

Column (f): The amounts shown represent the aggregate change during 2007 in the actuarial present value of the director's accumulated benefit under the Director Retirement Benefits Plan.

Column (g): The amounts shown represent Downey's portion of the cost of medical benefits. For Mr. McAlister, the amount also includes an annual payment under the Founder Retirement Agreement. For Mr. Bozarth, the amount also includes fees paid to perform specific consulting services. For Ms. Wolfe, the amount also includes payment under an approved retirement package as a former Downey employee.

Column (h): Represents the totals of columns (b) through (g).

Annual Compensation

In January and February 2006, the Compensation Committee recommended and the Board approved certain increases in non-employee director compensation. The following chart reflects director compensation in effect since January 1, 2006.

Annual retainer to each director(1)	$36,000
Additional annual retainer to Chair of Downey Board	2,500
Additional annual retainer to Chair of Bank Board	2,500
Additional annual retainer to Chair of Audit Committee	30,000
Additional annual retainer to Chair of Compensation Committee	5,000
Additional annual retainer to Chair of Nominating and Corporate Governance Committee	5,000
Downey and/or Bank Board meeting fee (per day—typically both Boards meet on the same day)	3,000
Committee meeting fee (per meeting)	1,000
Committee meeting fee (per day, other than on Board Meeting day)	N/A
DSL Service Company Board meeting fee (per day)(2)	1,000

(1) Each director of Downey is also a director of the Bank. The annual retainer listed is for services on both Boards.

(2) There is no annual retainer paid to DSL Service Company Board members and no DSL Service Company Board meeting fee is paid if the meeting is on the same day as a Downey or Bank Board meeting.

Non-employee directors who review the Thrift Financial Reports and Consolidated Maturity/Rate Schedules required to be filed quarterly with the Office of Thrift Supervision receive a fee of $500 per quarter. Directors are reimbursed for reasonable out-of-pocket expenses and are entitled to receive the same medical coverage benefits provided to the Bank's employees. Employee directors receive no compensation for Board service.

For further information regarding payments received by Mr. Smull, see "Transactions with Management and Certain Business Relationships."

Director Retirement Benefits Plan

During 2004, the Board approved a revised Director Retirement Benefits Plan (the "DRB Plan"). To be eligible for the DRB Plan benefits, the director must have retired from the Board, not been an employee of Downey or the Bank while a director, and served as a director for a minimum of either three years (if he or she joined the Board before April 23, 2003) or five years (if he or she joined the Board on or after April 23, 2003). The total benefit an eligible director receives under the DRB Plan equals one-third of the months the director served (up to a maximum of 60 months) multiplied by the average monthly director compensation received during the 36 months preceding retirement. The total benefit will be paid to each eligible director or his or her designated beneficiary, in 60 equal monthly installments, without interest, beginning the month after retirement. If a majority interest of Downey's outstanding stock is transferred or acquired (other than by will or by the laws of descent and distribution), then the entire earned benefit becomes payable immediately, and the three-year (or five year) minimum service requirement does not apply. If a retired director so requests, Downey, at its option, may make a single lump-sum payment of the total benefit. Any such accelerated payment would be discounted to the present value at the interest rate then in effect for the Bank's two-year certificates of deposit.

As previously noted, former director Cheryl E. Olson resigned from the Board effective December 31, 2007. In recognition of her service to Downey and the Bank since 1987, Ms. Olson received lump sum payment approved by the Board of $381,736 from Downey under the DRB Plan. Also as previously noted, former director Gerald E. Finnell resigned from the Board effective January 22, 2008. In recognition of his service to Downey and the Bank since 2003, Mr. Finnell received lump sum payment approved by the Board of $175,157 from Downey under the DRB Plan.

Founder Retirement Agreement

On December 21, 1989, the Bank entered into a retirement agreement (the "Founder Retirement Agreement") with Mr. McAlister, pursuant to which Mr. McAlister's compensation was set at $32,167 per month, which payments commenced upon Mr. McAlister's retirement as President of DSL Service Company, a subsidiary of the Bank, in 1993. The Founder Retirement Agreement provides for adjustments to compensation payments every three years, based on the Consumer Price Index, as defined under the Founder Retirement Agreement. Pursuant to these adjustments, Mr. McAlister's compensation was adjusted to $43,268.27 per month, effective as of July 1, 2005.

During 2000, in consideration and in recognition of Mr. McAlister having completed more than forty years of service and his continuing involvement with the growth of Downey and the Bank, the Bank agreed to amend the Founder Retirement Agreement pursuant to which Mr. McAlister and the Bank agreed that Mr. McAlister would be entitled to receive monthly compensation for so long as Mr. McAlister lives but not less than 120 months from June 28, 2000. Thus, the payments will be made to Mr. McAlister's estate through June 2010 should he die prior to that date. During 2007, Mr. McAlister received $519,219.24 under the Founder Retirement Agreement. If a majority interest of Downey's Common Stock is transferred or acquired, then such compensation shall continue as scheduled or, at Downey's option, a lump-sum payment equal to the then present value of any remaining compensation shall be paid.

Compensation Committee Interlocks and Insider Participation

During the last fiscal year, no member of the Compensation Committee was an officer or employee of Downey or any of its subsidiaries. As discussed more fully below under the caption "Certain Relationships and Related Transactions—Loans to Management and Directors," which discussion is incorporated herein by reference, the Bank has made various loans to, and DSL Service Company has made certain equity investments in real estate ventures associated with, McMillin Companies, LLC, of which Mr. Hunter served as Executive Vice President of Planning and Acquisition and a member of the Executive Committee until he resigned from McMillin in April 2007.

None of Downey's executive officers has ever served as a director or member of the compensation committee (or other board committee performing equivalent functions) of another entity in which a member of Downey's Compensation Committee has served as an executive officer.

Equity Compensation Plan Information

During 1994, Downey adopted an equity compensation plan approved by stockholders as the 1994 Long Term Incentive Plan ("LTIP"), which terminated in 2004. Options granted and outstanding at termination of the LTIP remain exercisable until the specific termination date of the option. The following table summarizes our outstanding options, their weighted average exercise price and number of options available for issuance at year-end 2007.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans
December 31, 2007:			
Equity compensation plans approved by security holders	52,914	$25.44	—
Equity compensation plans not approved by security holders	—	—	—
Total equity compensation plans	52,914	$25.44	—

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE REPORT

The current members of the Nominating and Corporate Governance Committee ("NCGC") are Jane Wolfe, Chair, Maurice L. McAlister and Brent McQuarrie. The Board has determined that each member of the NCGC is independent under applicable listing standards. In accordance with SEC and NYSE requirements, the Board has approved (i) a written charter for the NCGC; (ii) corporate governance guidelines; (iii) a code of ethical conduct for directors and financial officers, including the Chief Executive Officer; and (iv) a code of ethical conduct for all employees. Items (i)-(iii) and a summary of item (iv) are available on Downey's website at *www.downeysavings.com* by clicking on "Investor Relations" and then "Corporate Governance." Items (i)-(iii) and a summary of item (iv) are also available in print and may be obtained, free of charge to stockholders, upon written request to: Downey Financial Corp., 3501 Jamboree Road, Newport Beach, California 92660, Attention: General Counsel/Corporate Secretary.

Nomination of Director Candidates

The NCGC is primarily responsible for identifying qualified director candidates, including stockholder nominees, and the NCGC considers, among other things, a candidate's age, diversity, skills, background, experience and ability to represent the long-term interests of stockholders as a whole. On February 28, 2007, the NCGC formally adopted a policy to provide that the NCGC will consider any candidate recommended for directorship by a stockholder. Recommendations must be sent to the attention of Downey's General Counsel/Corporate Secretary, 3501 Jamboree Road, North Tower, Newport Beach, California 92660, no later than November 30th of the year preceding the next annual meeting of stockholders. The NCGC will apply the same criteria for candidates recommended by stockholders as candidates recommended by members of the Board.

The NCGC will consider stockholder nominations for director in accordance with Downey's Bylaws. The nominating stockholder must be eligible to vote for the election of directors at the annual meeting for which the stockholder's director candidate is nominated. To be timely, a stockholder's nomination must be delivered to or received at Downey's principal executive offices not less than 20 days prior to the annual meeting; provided, however, that if Downey gives stockholders less than 30 days' notice of the date of the annual meeting (which notice must be accompanied by a proxy or information statement which identifies the nominees of the Board), to be timely Downey must receive the stockholder nomination by the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed. Such stockholder's nomination notice shall set forth as to each director nominee (i) the name, age, business address and residence address of such nominee; (ii) the principal occupation or employment of such nominee; and (iii) such nominee's written consent to serve as a director, if elected; and as to the stockholder giving the notice (i) the name and address of such stockholder; and (ii) the class and number of shares of Downey which are owned of record by such stockholder.

At the request of the Board, any person nominated by the Board for election as a director shall furnish to the General Counsel/Corporate Secretary of Downey the information required to be set forth in a stockholder's notice of nomination which pertains to the nominee together with the required written consents. Ballots bearing the names of all persons nominated by the NCGC and by stockholders shall be provided for use at the annual meeting. If the NCGC fails or refuses to act at least 20 days prior to the annual meeting, nominations for directors may be made at the Annual Meeting by any stockholder entitled to vote and shall be voted upon. No person shall be elected as a director of Downey unless nominated in accordance with the procedures set forth in this section.

Downey does not currently employ or pay a fee to any third party to assist in identifying or evaluating director candidates.

Communications with Directors

The Board welcomes communications from stockholders and other interested parties. Individuals may submit communications to any individual Director, including the Chairman of our Board, our Board as a whole, or a specified Board committee or group of Directors, including our non-management Directors, by sending the communications in writing to the following address: Downey Financial Corp., 3501 Jamboree Road, Newport Beach, California 92660, Attention: General Counsel/Corporate Secretary who will forward the communications to the designated Director(s).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Management and Certain Business Relationships

During 2007, employees of Downey and the Bank provided accounting and related services to Maurice L. McAlister, Chairman of Downey's Board, certain members of Mr. McAlister's family and certain of his controlled affiliates. The aggregate value of these services was approximately $83,798. Downey and the Bank have been fully reimbursed for the services provided.

From time to time, the Board (with Director Smull abstaining from participating directly or indirectly in the deliberations or voting) has approved having the Bank enter into commercial leases with California partnerships in which Lester C. Smull, a director of Downey and the Bank, is the managing general partner. All seven of these commercial leases are for space located in California, two retail branches in Huntington Beach, one retail branch in Dana Point, one retail branch in Chino, one retail branch in Simi Valley, one retail branch in Mission Viejo, and a retail banking regional office in Chino. The Bank's aggregate rental obligations on the seven leases as of January 2008 is approximately $47,640 per month. Management believes that the terms of the leases, including the monthly rent, are at least as favorable to the Bank as prevailing terms that could be obtained from a non-affiliated person.

During 2007, the law firm of Hodel, Briggs and Winter LLP provided legal services to Downey and its affiliates for fees of approximately $935,069. The husband of Kendice K. Briggs is a partner in that firm. Ms. Briggs is Executive Vice President and Director of Human Resources of the Bank.

Loans to Management and Directors

The Bank offers loans to directors, officers and employees of Downey, the Bank and their respective subsidiaries. These loans are made in the ordinary course of business and, in the judgment of management, do not involve more than the normal risk of collectability or present other unfavorable features. The loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions involving non-affiliated persons.

Over a period of approximately 30 years, the Bank has made various loans to Director Smull, in his individual capacity, to the Smull Family Trust and to a number of California partnerships in which Director Smull is a managing general partner. As of December 31, 2007, the Bank had loans outstanding to Director Smull or his related partnerships in an aggregate amount of approximately $18.8 million. Each of the loans to Director Smull or his related partnerships (i) was made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions involving non-affiliated persons and (ii) did not involve more than the normal risk of collectability or present other unfavorable features.

The Bank has made various loans to McMillin Companies, LLC, where Director Hunter was Executive Vice President of Planning and Acquisition until April 20, 2007 when he resigned from McMillin. As of December 31, 2007, the Bank had no loans outstanding to McMillin Companies, LLC or any of its related entities. DSL Service Company has equity investments in real estate joint ventures associated with McMillin Companies, LLC, specifically (as of December 31, 2007), a $2.5 million investment in McMillin Morgan Hill, LLC, a $14.5 million investment in Montevina @ Morgan Hill, LLC and a $12.9 million investment in Ruffino @ Morgan Hill, LLC. Each equity investment with the above-named limited liability companies (i) was made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions involving non-affiliated persons and (ii) did not involve more than the normal risk of collectability or present other unfavorable features.

As a result of its regulation by the Office of Thrift Supervision, the Bank and its subsidiaries have written policies in place governing related party transactions. The Bank has an Affiliate, Affiliated Person and Insider Policy to ensure and monitor the Bank's compliance with applicable statutory and regulatory standards regarding transactions with affiliates and loans to insiders. This policy provides, among other things, that extensions of credit from the Bank or any subsidiary to insiders (including directors, executive officers and their affiliates) must be approved in advance by a majority of the entire Board (with the interested party abstaining from participating directly or indirectly in the deliberations or voting) if the extension of credit, together with all other extensions of credit made to such person and all related interests of that person, exceeds the higher of $25,000 or five percent of the Bank's capital, or in any event exceeds $500,000. Any transaction that involves a purchase of real or personal property from an affiliate must satisfy various regulatory tests relating to, among other things, the total amount of loans and other related transactions the Bank is permitted to engage in with that affiliate and his or her related interests and whether or not the transaction is made on terms and conditions and under circumstances, including credit standards, that are substantially the same, or at least as favorable to the Bank as those prevailing at the time for comparable transactions with or involving non-affiliates.

In addition, Downey has a Related Party Transaction Policy which was adopted in December, 2006. The written policy provides that prior to entering into a related party transaction (a) the related party, (b) or the director, executive officer, nominee or beneficial owner who is an immediate family member of the related party, must notify Downey's General Counsel of the facts and circumstances of the proposed related party transaction, including: (i) the related party's relationship with Downey and interest in the transaction, including the impact on a director's independence in the event the related party is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or executive officer; (ii) the material facts of the proposed related party transaction, including the proposed aggregate value of such transaction or, in the case of indebtedness, the amount of principal that would be involved; (iii) the benefits to Downey of the proposed related party transaction; (iv) if applicable, the availability of other sources of comparable products or services; and (v) an assessment of whether the proposed related party transaction is on terms that are comparable to the terms available to an unrelated, qualified thirty party.

If the General Counsel determines that the proposed transaction is a related party transaction, the proposed related party transaction must be submitted to the Audit Committee for consideration at the next Audit Committee meeting or, in those instances in which the General Counsel, in consultation with Downey's Chief Executive Officer, determines that it is not practicable or desirable for Downey to wait until the next Audit Committee meeting, to the Chairman of the Audit Committee (who possesses delegated authority to act between Audit Committee meetings). The Audit Committee (or its Chairman) is to approve only those related party transactions that are in, or are not inconsistent with, the best interests of Downey and its stockholders, as the Audit Committee (or its Chairman) determines in good faith.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

At the close of business on February 25, 2008, the record date for the Annual Meeting, there were 27,853,783 shares of Downey's Common Stock outstanding and entitled to vote, all of one class, and each having one vote. The holders of a majority of the shares outstanding and entitled to vote, either present in person or represented by proxy, constitute a quorum for the Annual Meeting.

Principal Stockholders

Information concerning the owners of more than 5% of the outstanding Common Stock as of the record date for the Annual Meeting follows:

Name/Address	Amount/Nature of Beneficial Ownership	Percent of Outstanding Stock
McAlister Family Trust(1) 3501 Jamboree Road Newport Beach, CA 92660	5,616,615	20.2%
Jeffrey L. Gendell(2) 55 Railroad Ave. Greenwich, CT 06830	2,723,012	9.8%
Highfields Capital Management LP(3) 200 Clarendon Street, 51st Floor Boston, MA 02117	2,416,181	8.7%
Capital Research Global Investors(4) 333 South Hope Street Los Angeles, CA 90071	2,005,000	7.2%
Legg Mason Capital Management, Inc.(5) 100 Light Street Baltimore, MD 21202	1,969,725	7.1%
Gerald H. McQuarrie Family Trusts(6) Hawkins, Cloward & Simister 1095 South 800 East, Suite #1 Orem, UT 84097	1,545,395	5.5%

(1) Mr. McAlister with his spouse, Dianne S. McAlister, as Co-trustor and Co-trustee of the McAlister Family Trust, exercise shared voting and investment power over all shares.

(2) Information based upon Schedule 13G/A, filed on February 12, 2008 with the SEC by Jeffrey L. Gendell.

(3) Information based upon Schedule 13F, filed on August 20, 2007 with the SEC by Highfields Capital Management LP.

(4) Information based upon Schedule 13G, filed on February 12, 2008 with the SEC by Capital Research Global Investors.

(5) Information based upon Schedule 13G, filed on February 14, 2008 with the SEC by Legg Mason Capital Management, Inc.

(6) Oneida B. McQuarrie-Gibson serves as Trustee for the Gerald H. McQuarrie Family Trusts and the Oneida B. McQuarrie Foundation and exercises sole voting and investment power over all shares. Oneida B. McQuarrie-Gibson serves as Co-Trustee of the It's All Good Foundation, along with her children, including her son, Director Brent McQuarrie and his wife and they share voting and investment power over 158,957 shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Downey's and, as may be determined, the Bank's and their respective subsidiaries' executive officers, directors and persons who own more than ten percent (10%) of Downey's Common Stock, to file with the SEC and the NYSE reports of ownership of Downey securities and changes in reported ownership. Officers, directors and greater than ten percent (10%) stockholders are required by SEC rules to furnish Downey with copies of all Section 16(a) reports they file.

Based solely on a review of the reports furnished to Downey, or written representations from reporting persons that all reportable transactions were reported, Downey believes that during the period January 1, 2007 to December 31, 2007, Downey's officers, directors and greater than ten percent (10%) owners timely filed all reports they were required to file under Section 16(a).

NEW YORK STOCK EXCHANGE CEO CERTIFICATION

The certification of Downey's Chief Executive Officer as required by the NYSE listing standards, Section 303A.12(a), was submitted to the NYSE on May 18, 2007.

PROPOSALS OF STOCKHOLDERS

It is presently anticipated that the 2009 annual meeting of stockholders will be held in April 2009. Stockholders desiring to exercise their rights under the proxy rules to submit stockholder proposals are advised that their proposals must be received by Downey no later than November 14, 2008, in a form that complies with applicable securities laws, in order to be eligible for inclusion in Downey's proxy statement relating to that meeting. Stockholders desiring to submit proposals pursuant to the proxy rules should submit their proposals to the Downey Financial Corp., 3501 Jamboree Road, Newport Beach, California 92660, Attn: General Counsel/Corporate Secretary. In addition, in the event a proposal is not submitted to Downey prior to January 28, 2009, the proxy to be solicited by the Board for the 2009 annual meeting of stockholders will confer authority on the holders of the proxy to vote the shares in accordance with their best judgment and discretion if the proposal is presented at the 2009 annual meeting of stockholders without any discussion of the proposal in the proxy statement for such meeting.

ANNUAL REPORT TO STOCKHOLDERS

Downey's Annual Report to Stockholders and Report on Form 10-K, which includes the consolidated financial statements and related notes thereto, accompanies this Proxy Statement.

Annual Reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports are available free of charge from our internet site, *www.downeysavings.com*, by clicking on "Investor Relations" located on our home page and proceeding to "Corporate Filings." (Information on our website is not part of this Proxy Statement.)

SINGLE COPIES OF DOWNEY'S ANNUAL REPORT TO STOCKHOLDERS, AND REPORT ON FORM 10-K (WITHOUT EXHIBITS) MAY BE OBTAINED, FREE OF CHARGE, UPON WRITTEN REQUEST TO: DOWNEY FINANCIAL CORP., 3501 JAMBOREE ROAD, NEWPORT BEACH, CALIFORNIA 92660, ATTENTION: GENERAL COUNSEL/CORPORATE SECRETARY.

OTHER BUSINESS

Additional Matters

As of the date of this Proxy Statement, management of Downey does not know of any other matters that are to be presented for action at the Annual Meeting. Should any other matters come before the Annual Meeting or any adjournment thereof, the persons named in the enclosed proxy will have discretionary authority to vote all proxies with respect to such matters in accordance with their judgment. Additional business may be properly brought before the Annual Meeting by or at the direction of a majority of Downey's Board.

Presented by Stockholders

Pursuant to Downey's Bylaws, only such business shall be conducted, and only such proposals shall be acted upon at the Annual Meeting as are properly brought before the Annual Meeting. For any new business proposed by management to be properly brought before the Annual Meeting such new business shall be approved by the Board, either directly or through its approval of proxy solicitation materials related thereto, and shall be stated in writing and filed with the General Counsel/Corporate Secretary of Downey at least 60 days before the date of the Annual Meeting, and all business so stated, proposed and filed shall be considered at the Annual Meeting. Any stockholder may make any other proposal at the Annual Meeting and the same may be discussed and considered, but unless properly brought before the Annual Meeting, such proposal shall not be acted upon at the Annual Meeting. For a proposal to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the General Counsel/Corporate Secretary of Downey. To be timely, a stockholder's notice must be delivered to or received at the principal executive offices of Downey not less than 120 calendar days before the date Downey's proxy statement is released to stockholders in connection with the previous year's annual meeting of stockholders, except that, if no annual meeting was held in the previous year or if the date of the annual meeting has been changed by more than 30 calendar days from the date contemplated at the time of the previous year's proxy statement, notice by the stockholder to be timely must be so received no later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed. A stockholder's notice to the General Counsel/Corporate Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the proposal desired to be brought before the annual meeting, (ii) the name and address of the stockholder proposing such business, and (iii) the class and number of shares of Downey which are owned of record by the stockholder. This paragraph is summary in nature only and no business will be conducted at the Annual Meeting except in accordance with the procedures set forth in Downey's Bylaws.

Jon A. MacDonald
General Counsel/Corporate Secretary

APPENDIX A

DOWNEY FINANCIAL CORP.
CHARTER FOR THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

I. Audit Committee Purpose

The Audit Committee shall be appointed by the Board of Directors, to assist the Board in fulfilling its oversight responsibilities. The Audit Committee's primary duties and responsibilities are to:

- Assist Board oversight of the integrity of the financial statements of Downey Financial Corp. and its subsidiaries (individually "DFC" and with DFC's subsidiaries, collectively called "Downey");
- Assist Board oversight of the independence, qualifications and performance of Downey's independent auditors, the performance of the internal auditing department, and the credit risk management function;
- Assist Board oversight of Downey's compliance with legal and regulatory requirements; and
- Prepare any report required by the rules of the United States Securities and Exchange Commission ("SEC") to be included in DFC's annual proxy statement.

The Audit Committee shall have the sole authority to appoint or replace the independent auditors, subject to any required stockholder ratification. The Audit Committee may retain, at Downey's expense, independent legal, accounting, or other consultants or experts it deems necessary in the performance of its duties. Downey shall provide for appropriate funding, as determined by the Audit Committee, to compensate the independent auditors and any advisors the Audit Committee employs, and to cover ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

II. Audit Committee Composition and Meetings

Audit Committee members shall satisfy the requirements for independence and expertise established by the New York Stock Exchange, Inc., in Rule 10A-3 of the Securities Exchange Act of 1934 ("Exchange Act") and other rules and regulations of the SEC. The Audit Committee shall be comprised of at least three directors, each of whom shall be independent non-executive directors, free from any relationship that would interfere with the exercise of his or her independent judgment. Each member of the Audit Committee shall be financially literate, as such qualification is interpreted by DFC's Board in its business judgment. At least one member of the Audit Committee shall have accounting or related financial management expertise.

The Audit Committee shall meet periodically (at least annually) in separate executive sessions with management, the Director of Internal Audit, the Credit Risk Manager, the independent auditors, and as a committee to discuss any matters that the Committee or each of those groups believe should be discussed.

III. Audit Committee Responsibilities and Duties

The Audit Committee shall:

1. Meet to review and discuss with management and the independent auditors Downey's quarterly and annual audited financial statements, including disclosures made in "management's discussion and analysis of financial condition and results of operations" prior to filing or distribution and recommend to the Board whether the audited financial statements should be included in DFC's Form 10-K.

2. Review and discuss Downey risk assessment and risk management policies, including by reviewing and discussing significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures.

3. Review major issues regarding accounting principles and financial statement presentations, including any significant changes in Downey's selection or application of accounting principles, any major issues as to the adequacy of Downey's internal controls and any special steps adopted in light of any material control deficiencies identified.

4. Discuss with management and the independent auditors the effect(s) of regulatory and accounting initiatives as well as off-balance sheet structures on Downey's financial statements.

5. Discuss DFC's earnings press releases including the type and presentation of information to be included therein (paying particular attention to any use of "pro forma" or "adjusted" non-GAAP information) as well as financial information and earnings guidance provided to analysts and rating agencies, if any.

6. Review and discuss quarterly reports from the independent auditors on: significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including all critical accounting policies and practices to be used; all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the independent auditors; and other material written communications between the independent auditors and management, such as any management letter or schedule of unadjusted differences.

7. Review the independence and performance of the independent auditors and annually select the independent auditors or approve any discharge of independent auditors when circumstances warrant.

8. Assume direct responsibility for the compensation and oversee the work of the independent auditors (including resolution of disagreements between management and the independent auditors regarding financial reporting) for purposes of preparing or issuing an audit report or related work. The independent auditors shall report directly to the Audit Committee. Preapprove all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for Downey by its independent auditors, subject to the de minimus exceptions for non-audit services described in Section 10A(I)(1)(B) of the Exchange Act which are approved by the Audit Committee prior to completion of the audit.

9. Set clear policies for the hiring of employees or former employees of the independent auditors who participated in any capacity in any audit of Downey.

10. Discuss certain matters required to be communicated to audit committees in accordance with AICPA SAS 61.(1)

11. Evaluate the lead partner of the independent auditor team. Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. Consider whether there should be regular rotation of the audit firm itself in order to assure continuing auditor independence. Obtain and review a report from the independent auditors at least annually describing (a) the independent auditors' internal quality control procedures, (b) any material issues raised by the most recent internal quality control review or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five (5) years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with any such issues, and (d) all relationships between the independent auditors and Downey.

Evaluate the qualifications, performance and independence of the independent auditors, taking into account the opinions of management and the internal auditors. The Audit Committee shall present its conclusions with respect to the independent auditors to the Board.

12. Review and discuss with the independent auditors and management guidelines and policies with respect to risk assessment and risk management and financial strength.

13. Discuss with management and the independent auditors any correspondence with regulators or other governmental agencies and any published reports which raise material issues regarding Downey's financial statements or accounting policies.

14. Annually prepare a report to stockholders as required by the SEC to be included in DFC's annual proxy statement.

15. Establish procedures for the Audit Committee to receive, retain and address complaints Downey receives regarding accounting, internal accounting controls, or auditing matters, and any confidential, anonymous submissions by Downey employees regarding questionable accounting or auditing matters.

16. Maintain minutes of meetings and periodically report to the Board.

17. Evaluate the Audit Committee's performance annually.

18. Review with the independent auditors any audit problems or difficulties and management's response. This review should include any difficulties the auditor encountered in the course of the audit work, including any restrictions on the scope of the independent auditor's activities or on access to requested information, and any significant disagreements with management. The committee may also review with the auditor: any accounting adjustments that were noted or proposed by the auditor but were "passed" (as immaterial or otherwise); any communications between the audit team and the audit firm's national office respecting auditing or accounting issues presented by the engagement; and any "management" or "internal control" letter issued, or proposed to be issued, by the audit firm to Downey.

---

(1) Statement of Auditing Standards (SAS) No. 61 requires auditors to discuss certain matters with audit committees. The communication may be in writing or oral and may take place before or after the financial statements are issued. Items to be communicated include:

- The auditors' responsibility under Generally Accepted Auditing Standards (GAAS);
- Significant accounting policies;
- Management's judgments and accounting estimates;
- Significant audit adjustments;
- Other information in documents containing audited financial statements;
- Disagreements with management—including accounting principles, scope of audit, disclosures;
- Consultation with other accountants by management;
- Major issues discussed with management prior to retention; and
- Difficulties encountered in performing the audit.

DOWNEY FINANCIAL CORP.

Audit Committee Meeting Agenda Guidelines

	Scheduled Meetings			
	Apr.	Jul.	Oct.	Jan.-Feb.
I. Audit Committee Purpose				
Conduct special investigations	*	*	*	*
II. Audit Committee Composition and Meetings				
1. Assess independence and financial literacy of audit committee				X
2. Establish number of meetings				X
3. Audit Committee Chair to establish meeting agenda	X	X	X	X
4. Enhance financial literacy—update on current financial events	X	X	X	X
5. Executive session with auditors, internal audit, mgmt. committee	*	*	*	*
III. Audit Committee Responsibilities and Duties				
1. Review Charter, publish in proxy if necessary or appropriate				X
2. Meet to review annual financial statements-discuss with mgmt., auditors				X
3. Consider internal controls and financial risks	X	X	X	X
4. Meet to review quarterly results and findings	X	X	X	X
5. Recommend appointment of auditors				X
6. Approve audit fees				X
7. Discuss auditor independence				X
8. Review auditor plan				X
9. Discuss year-end results, SAS 61 report				X
10. Discuss quality of accounting principles	*	*	*	X
11. Review internal audit plan				X
12. Review appointment, performance of Director of Internal Audit				X
13. Review significant internal audit reports	X	X	X	X
14. Review legal matters with counsel	*	*	*	X
15. Prepare report to stockholders				X
16. Perform other activities as appropriate	*	*	*	*
17. Maintain minutes and report to Board	X	X	X	X

X=Recommended timing

*=As needed

ANNUAL MEETING OF STOCKHOLDERS OF

DOWNEY FINANCIAL CORP.

April 23, 2008

PROXY VOTING INSTRUCTIONS

MAIL - Date, sign and mail your proxy card in the envelope provided as soon as possible.

- OR -

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions. Have your proxy card available when you access the web page.

- OR -

IN PERSON - You may vote your shares in person by attending the Annual Meeting.

COMPANY NUMBER	
ACCOUNT NUMBER	

You may enter your voting instructions at www.voteproxy.com up until 11:59 PM Eastern Time April 22, 2008 for Proposals 1 and 2.

Please detach along perforated line and mail in the envelope provided IF you are not voting via the Internet.

20330000000000000000 9 042308

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES LISTED AND "FOR" PROPOSAL 2. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Elect three Class 1 Directors for terms of three years each:

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

NOMINEES:
- ○ Gary W. Brummett
- ○ Maurice L. McAlister
- ○ Daniel D. Rosenthal

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
2. Ratification of the appointment of KPMG LLP as independent auditors for the year 2008.	☐	☐	☐

3. **Other Business.** IN THEIR DISCRETION, THE PROXY HOLDERS ARE AUTHORIZED TO TRANSACT SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING AND AT ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE DIRECTOR NOMINEEES LISTED ABOVE AND "FOR" RATIFICATION OF KPMG LLP. ALL PROPOSALS TO BE ACTED UPON ARE PROPOSALS OF DOWNEY. IF ANY OTHER BUSINESS IS PRESENTED AT THE MEETING, THIS PROXY SHALL BE VOTED BY THE PROXY HOLDERS IN ACCORDANCE WITH THE RECOMMENDATIONS OF A MAJORITY OF THE BOARD OF DIRECTORS.

The undersigned stockholder hereby ratifies and confirms that Brent McQuarrie, Jane Wolfe and/or their substitutes, shall lawfully act in accordance with this proxy by virtue hereof, and hereby revokes all proxies heretofore given by the stockholder to vote at the Annual Meeting. The stockholder hereby acknowledges receipt of the Notice of Annual Meeting and the Proxy Statement accompanying such notice.

Signature of Stockholder ______ Date: ______ Signature of Stockholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

DOWNEY FINANCIAL CORP.

ANNUAL MEETING OF STOCKHOLDERS – APRIL 23, 2008

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Brent McQuarrie and Jane Wolfe, and each of them, the attorney, agent and proxy of the stockholder, with full power of substitution, to represent and vote, as designated on the reverse side, all shares of Common Stock of Downey held of record by the undersigned at the Annual Meeting of Stockholders of Downey (the "Annual Meeting") to be held at the Irvine Marriott, 18000 Von Karman Avenue, Irvine, California, on April 23, 2008 at 10:00 a.m., local time, and any adjournments thereof, as fully and with the same force and effect as the stockholder might or could do if personally present, as follows:

This proxy will be voted "FOR" the election of all three director nominees and "FOR" the ratification of the appointment of KPMG LLP as auditor for the year 2008, unless a contrary direction is indicated.

(Continued and to be signed on the reverse side)

To Our Friends and Stockholders:

2007 was a very challenging year given the unprecedented weakening of the housing market and its uncertain future which unfavorably impacted our borrowers and the value of their homes. Consequently, single family loan delinquencies, as well as losses from foreclosures, rose significantly and led to us recording a large increase in our allowance for loan losses. As a result, we reported a net loss for 2007 of $56.6 million or $2.03 per share on a diluted basis. This compared to net income of $199.7 million or $7.16 per share in 2006.

The $439.8 million unfavorable change in pre-tax income/(loss) between years was due primarily to:

- A $283.5 million increase in provision for credit losses;
- A $94.8 million or 18.3% decline in net interest income due to a lower level of interest-earning assets and a lower effective interest rate spread;
- A $23.3 million or 53.4% decline in net gains on the sale of loans and mortgage-backed securities due to both a lower level of loans sold and gain per dollar of loan sold;
- A $17.8 million unfavorable change in income from real estate and joint ventures held for investment, as the current year included writedowns to reflect declines in the value of single family home lots in which the company is a joint venture partner and net gains from sales were below a year ago; and
- A $14.8 million increase in operating expense, of which $9.2 million related to higher costs related to the operation of real estate acquired in settlement of loans.

While we expect the environment to remain challenging in 2008, we enter the year with a strong capital position and stable funding sources from our retail branch franchise. In addition, we have been proactive in enhancing loan underwriting guidelines which has resulted in improved credit quality in newly originated loans. We have enhanced our handling of homes acquired in foreclosure by increasing the number of staff involved in the sales process. Also, we have listed the homes on our web site which allows potential buyers the ability to search for homes by location, type of residence, price and home features. Finally, we continue to focus on reducing our cost of operation without sacrificing our commitment to providing excellent customer service.

On October 17, 2007, we marked our 50th year in business. Reaching this important milestone is a testament to the vision of our founders, who chose the lasting principles of honesty, integrity, value and service as the foundation upon which to build our organization. These core values remain as much a part of our culture today as they were over a half-century ago. The anniversary was celebrated in our branches to thank our valued customers for their loyalty and their business.

Our total number of branches at year end was 172, with 168 in California and four in Arizona.

The Board of Directors approved a quarterly cash dividend of $0.12 per share payable on February 22 to stockholders of record on February 7, 2008.

Please take a moment to review our financial performance in detail in the accompanying Form 10-K annual report.

Once again, we thank our valued stockholders, loyal customers and dedicated employees for your contributions and support.

Maurice L. McAlister
Chairman of the Board

Daniel D. Rosenthal
Vice Chairman of the Board and Chief Executive Officer

Rick McGill
President

United States Securities And Exchange Commission
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007 or

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _____________ to _____________

Commission File Number 1-13578

DOWNEY FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	33-0633413 (I.R.S. Employer Identification No.)
3501 Jamboree Road, Newport Beach, California (Address of principal executive offices)	92660 (Zip Code)

Registrant's telephone number, including area code: (949) 854-0300

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in rule 12b-2 of the Exchange Act.) Yes ☐ No ☑

The aggregate market value of the registrant's outstanding Common Stock held by non-affiliates on June 30, 2007, based upon the closing sale price on that date of $65.98, as quoted on the New York Stock Exchange, was $1,393,021,630.

At February 29, 2008, 27,853,783 shares of the Registrant's Common Stock, $0.01 par value, were outstanding.

Documents Incorporated by Reference: Portions of the Registrant's Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Annual Meeting of Stockholders to be held April 23, 2008 are incorporated by reference in Part III hereof.

TABLE OF CONTENTS

TABLE OF CONTENTS

PART I

Certain matters discussed in this Annual Report may constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. These forward-looking statements relate to, among other things, expectations of the business environment in which Downey Financial Corp. ("Downey," "we," "us" and "our") operates, projections of future performance, perceived opportunities in the market and statements regarding our mission and vision. Forward-looking statements do not relate strictly to historical information or current facts. Some forward-looking statements may be identified by use of terms such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could" or "may." Our actual results may differ significantly from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, economic conditions, competition in the geographic and business areas in which we conduct our operations, fluctuations in interest rates, credit quality, the outcome of ongoing audits by regulatory and taxing authorities and government regulation and factors, identified under Item 1A. Risk Factors on page 22. We do not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements were made, except as required by law.

ITEM 1. BUSINESS

GENERAL

We were incorporated in Delaware on October 21, 1994. On January 23, 1995, after we obtained necessary stockholder and regulatory approvals, we acquired 100% of the issued and outstanding capital stock of Downey Savings and Loan Association ("Bank") and the Bank's stockholders became holders of our stock. Downey was thereafter funded by the Bank and presently operates as the Bank's holding company. Our stock is traded on the New York Stock Exchange under the trading symbol "DSL."

Corporate Governance Guidelines, charters for the Audit, Compensation, and Nominating and Corporate Governance Committees of the Board of Directors and Code of Ethical Conduct for Directors and Financial Officers and Summary of the Employee Code of Ethical Conduct are available free of charge from our internet site, www.downeysavings.com, by clicking on "Investor Relations" on our home page and proceeding to "Corporate Governance." Annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports are posted on our internet site as soon as reasonably practical after we file them with the SEC and are available free of charge under "Reports - Corporate Filings" on our "Investor Relations" page.

The Bank was formed in 1957 as a California-licensed savings and loan association and converted to a federal charter in 1995. As of December 31, 2007, the Bank conducts its business primarily through 172 retail deposit branches, including 90 full-service, in-store branches.

The Bank is regulated or affected by the following governmental entities and laws:

- As a federally chartered savings association, the Bank's activities and investments are generally governed by the Home Owners' Loan Act, as amended, and regulations and policies of the Office of Thrift Supervision ("OTS").
- The Bank and Downey are subject to the primary regulatory and supervisory jurisdiction of the OTS.
- As a federally insured depository institution, the Bank is regulated and supervised by the Federal Deposit Insurance Corporation ("FDIC") with respect to some of its activities and investments.
- The Bank is a member of the Federal Home Loan Bank ("FHLB") of San Francisco, which is one of the 12 regional banks for federally insured depository institutions comprising the FHLB System.
- The Bank's savings deposits are insured through the Deposit Insurance Fund ("DIF") of the FDIC, an instrumentality of the United States government.
- The Bank is regulated by the Federal Reserve with respect to reserves the Bank is required to maintain against deposits and other matters.

General economic conditions, the monetary and fiscal policies of the federal government and the regulatory policies of governmental authorities significantly influence our operations. Additionally, interest rates on competing investments and general market interest rates influence our deposit flows and the costs we incur on deposits and borrowings, which represent our cost of funds. Similarly, market interest rates and other factors that affect the supply of, and demand for, housing and the availability of funds affect our loan volume, our yields on loans and mortgage-backed securities ("MBS"), as well as the valuation of our mortgage servicing rights ("MSRs") associated with the loans we service for others.

Our primary business is banking and we are also involved in real estate investments, each of which we discuss further below.

BANKING ACTIVITIES

Banking is our primary business. Our banking activities focus on:

- attracting funds from the general public and institutions and obtaining borrowings;
- originating and investing in loans, primarily residential real estate mortgage loans, investment securities and mortgage-backed securities; and
- originating and selling loans to investors in the secondary markets.

Mortgage-backed securities include mortgage pass-through securities issued by other entities and securities issued or guaranteed by government-sponsored enterprises ("GSE") like the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation and the Government National Mortgage Association.

Our primary sources of revenue from our banking business are:

- interest we earn on loans, investment securities and mortgage-backed securities;
- fees we earn on loans and deposits;
- gains on sales of loans, investment securities and mortgage-backed securities; and
- income we earn on loans that we service for investors.

Our principal expenses and losses in connection with our banking business are:

- interest we incur on our interest-bearing liabilities, including deposits and borrowings;
- credit related losses; and
- general and administrative costs.

Our primary sources of funds from our banking business are:

- retail deposits;
- principal and interest payments on our loans and investment securities;
- proceeds from sales of loans, investment securities and mortgage-backed securities; and
- borrowings.

Scheduled payments we receive on our loans and mortgage-backed securities and certain fees from loans and deposits are a relatively stable source of funds. However, the funds we receive from sales and prepayment of loans and mortgage-backed securities can vary widely. Below is a more detailed discussion of our banking activities.

Lending Activities

Our lending activities emphasize originating first mortgage loans secured by residential properties. We continue to focus on the origination of adjustable rate single family mortgage loans for our portfolio. To a lesser extent, we originate for portfolio other loans including:

- home equity loans and lines of credit;
- multi-family loans secured by real estate;
- commercial real estate loans, with income producing capabilities;
- construction and land loans to developers for single family and multi-family residential properties and commercial retail neighborhood shopping center projects;
- loans to individuals for the construction and permanent financing of single family homes;
- residential lot loans; and
- consumer loans.

We will also continue our secondary marketing activities of originating and selling single family mortgage loans to various investors.

For more information, see Secondary Marketing and Loan Servicing Activities on page 6. For additional information on the composition of our loan and mortgage-backed securities portfolio, see Loans and Mortgage-Backed Securities on page 45.

Loan and Mortgage-Backed Securities Portfolio

We carry loans held for investment at cost. Net loans are adjusted for unamortized premiums and unearned discounts, which are amortized into interest income over the life of the underlying loans using the interest method. Investments in mortgage-backed securities represent participating interests in pools of first mortgage loans and are typically serviced by the issuers of the securities. We carry mortgage-backed securities held to maturity at unpaid principal balances, which are adjusted for unamortized premiums and unearned discounts. We amortize premiums and discounts on mortgage-backed securities over the life of the underlying securities using the interest method.

We identify loans that may be sold before their maturity. In our balance sheets, we classify these as loans held for sale and record them at the lower of amortized cost or fair value on an aggregate basis. The cost includes a basis adjustment to the loan at funding resulting from the change in the fair value of the associated interest rate lock derivative from the date of rate lock to the date of funding. We recognize net unrealized losses on these loans, if any, in a valuation allowance by making charges to our income. Downey may sell loans which had been held for investment. In such instances, the loans are transferred to the held for sale portfolio at the lower of amortized cost or fair value. If any part of a decline in value of the loans transferred is due to credit deterioration, that decline is recorded as a charge-off to the allowance for loan losses.

Loans are transferred from held for sale to held for investment at the lower of cost or fair value. If there is an adjustment due to a decline in fair value, the loss is recorded in current earnings within the category of net gains on sales of loans at the time of transfer.

We carry mortgage-backed securities available for sale at fair value. In stockholders' equity on our balance sheet, we report net unrealized gains or losses on these securities, net of income taxes, as accumulated other comprehensive income until realized, unless we deem the security other than temporarily impaired. If we determine the security is other than temporarily impaired, we charge the amount of the impairment to current earnings.

Residential Real Estate Lending

Our primary lending activity is originating mortgage loans secured by residential one-to-four unit properties located primarily in California. Residential loans are originated:

- by loan officers located in our branches, loan centers and in a centralized call center, who also solicit loans from realtors and other business sources, including the internet; and
- by wholesale loan representatives who obtain loans submitted by mortgage brokers.

We provide these loans for borrowers to purchase residences or to refinance their existing mortgage loans, and they typically have contractual maturities at origination of 15 to 40 years. To limit the interest rate risk associated with these 15- to 40-year maturities, we, among other things, principally originate adjustable rate mortgage loans for our own loan portfolio. For more information, see Asset/Liability Management on page 8. We also originate residential fixed rate mortgage loans to meet consumer demand, but we sell the majority of these loans in the secondary market. We may, however, place residential fixed rate loans in our portfolio of loans held for investment if these fixed rate loans meet specific yield, interest rate risk and other approved guidelines, or to facilitate our sale of real estate acquired in settlement of loans. The average term of the fixed rate mortgage loans we originate for our own portfolio historically has been significantly shorter than their contractual maturity as a result of home sales, refinancings and prepayments. For more information, see Secondary Marketing and Loan Servicing Activities on page 6.

Our adjustable rate mortgage loans generally:

- either begin with an incentive interest rate ("start rate"), which is an interest rate below the current market rate, that adjusts to the applicable index plus a defined margin, subject to periodic and lifetime caps, after one, three, six or twelve months, or have a fixed interest rate for a period of three to five years then adjust semi-annually or annually thereafter;
- provide that the maximum interest rate cannot exceed the original rate by more than six to twelve percentage points, depending on the type of loan and the initial rate offered; and
- limit interest rate adjustments, for loans that adjust both the interest rate and payment amount simultaneously, to 1% per adjustment for those that adjust semi-annually and 2% per adjustment for those that adjust annually.

Most of our adjustable rate mortgage loans are adjustable rate loan products subject to negative amortization with an interest rate that adjusts monthly and a minimum monthly loan payment that adjusts annually. The start rate is lower than the fully-indexed rate and is the effective interest rate for the loan only during the first month. After the first month, interest accrues at the fully-indexed rate. The start rate, however, is used to calculate the minimum monthly loan payment for the first twelve months. The borrower is required to make at least the minimum monthly payment, but retains the option to make a larger payment to reduce loan principal and avoid negative amortization, (the addition to loan principal of accrued interest that exceeds the required minimum monthly loan payment). If the borrower chooses to make the required minimum monthly loan payment, and the interest accrual based on the fully-indexed rate results in monthly interest due exceeding the payment amount, the loan balance will increase by the difference. These payment options are clearly defined in the loan documents signed by the borrower at funding and explained again on the borrower's monthly statement.

More particularly, these loans currently:

- limit the maximum loan balance to 110% of the original loan amount if the original loan-to-value ratio (a loan-to-value ratio is the proportion of the principal amount of the loan to the lower of the sales price or appraised value of the property securing the loan at origination) is greater than 75%, 115% if the loan-to-value ratio is 75% or less;
- have a lifetime interest rate cap, but no periodic cap on interest rate adjustments; and
- include a payment cap that limits the change in required minimum monthly loan payments to 7.5% per year, unless the loan is recast (i.e., a new monthly loan payment is calculated using the fully-indexed interest rate and provides for amortization of the loan balance over the remaining term of the loan). A loan is recast every five years and additionally when the loan balance reaches the maximum level of loan balance permitted.

The maximum home loan we currently make for our own portfolio, except for limited amounts related to Community Reinvestment Act (CRA) activities, is equal to 85% of a property's appraised value; however, any loan in excess of 80% of appraised value generally requires private mortgage insurance. Typically, this insures the loan down to a 75% loan-to-value ratio, consistent with secondary marketing requirements. If a loan incurs negative amortization, the loan-to-value ratio could rise, which increases credit risk, and the fair value of the underlying collateral could be insufficient to satisfy fully the outstanding loan obligation in the event of a loan default.

Our loan portfolio held for investment does contain loans previously originated with a limit on the maximum loan balance of 125% of the original loan amount. At December 31, 2007, loans with the higher 125% limit on the maximum loan balance represented 2% of our one-to-four unit residential loan portfolio, while those with the 115% limit represented 5% and those with the 110% limit represented 62%. We permit adjustable rate mortgage loans to be assumed by qualified borrowers. For more information, see Loans and Mortgage-Backed Securities on page 45.

While start rates of our loan products fluctuate with the market, we do not use them to qualify a loan applicant. Rather, we qualify an applicant for adjustable rate mortgage loans using a fully-amortizing payment calculated from the higher of the fully-indexed rate or, currently, for our:

- lower risk applicants:
  - 6.00% for owner occupied; or
  - 6.25% for non-owner occupied.
- higher risk applicants:
  - 7.00% for owner occupied; or
  - 7.25% for non-owner occupied.

For loans subject to negative amortization, applicants also are qualified based on the full amount of negative amortization permitted by their loans. For interest-only loans, we qualify applicants at the fully amortizing payment amount based on a fully indexed rate.

During 2007, approximately 65% of our one-to-four unit residential real estate loans were originated or purchased through outside mortgage brokers with the remaining amount originated by our residential loan officers. Mortgage brokers do not operate from our offices and are not our employees.

We require that our residential real estate loans be approved at various levels of management, depending upon the amount of the loan and credit risk it presents. On a single family residential loan we originate for our portfolio, the maximum amount we generally will lend is $3 million. Our average loan size, however, is much lower. In 2007, our average loan size was $505,000.

In the approval process for the loans we originate or purchase, we assess both the value of the property securing the loan and the applicant's ability to repay the loan. Qualified staff appraisers or outside appraisers establish the value of the collateral through appraisals or alternative valuation formats that meet regulatory requirements. Based on risk-based criteria, certain appraisal reports prepared by outside appraisers are reviewed by our staff appraisers or by approved fee appraisers. We obtain information about the applicant's income, financial condition, employment and credit history. Depending on the loan product type, borrower credit history, loan-to-value ratio and other underwriting criteria and judgment, we may not deem it necessary to verify stated borrower income and/or reported assets. We also require that borrowers obtain hazard insurance for all residential real estate loans covering the lower of the loan amount or the replacement value of the residence and, as required, flood insurance.

When underwriting a home equity loan or line of credit, all loans secured by a property are taken into account. The maximum amount Downey will lend is 80% of all combined loans to the property's appraised value. The loan-to-value ratio is calculated using the full credit line and, with respect to first mortgage loans subject to negative amortization, the maximum permissible loan balance. For these reasons, the risk involved with our home equity loans and home equity lines of credit is similar to the risk involved with our residential real estate loans.

Secondary Marketing and Loan Servicing Activities

As part of our secondary marketing activities, we originate residential real estate adjustable rate mortgage loans and fixed rate mortgage loans that we intend to sell. These loans are primarily secured by first liens on one-to-four unit residential properties and generally have maturities of 40 years or less.

We believe that servicing loans for others can be an important asset/liability management tool because it provides an asset whose value tends to move opposite to changes in market interest rates. In contrast to other components of the Bank's balance sheet, a loan servicing portfolio normally increases in value as interest rates rise and loan prepayments decrease and declines in value as interest rates fall and loan prepayments increase. In addition, increased levels of servicing activity and the opportunity to offer our other financial services in servicing loans for others can provide us with additional income with minimal additional overhead costs.

Depending upon market pricing for servicing, we sell loans either servicing retained or servicing released. When we sell loans servicing retained, we record gains or losses from these loans at the time of sale based on the difference between the net sales proceeds and the allocated basis of the loans sold. We capitalize MSRs at fair value for residential one-to-four unit mortgage loans we originate and sell with servicing rights retained and for MSRs acquired through purchase at the lower of cost or fair value. We disclose MSRs associated with the origination and sale of loans in our financial statements as a component of the net gains on sales of loans and mortgage-backed securities. We recognize impairment losses on the MSRs through a valuation allowance and record any associated provision as a component of the loan servicing income (loss), net category. For further information, see Note 1 on page 92 and Note 10 on page 109 of Notes to the Consolidated Financial Statements.

Generally, we use hedging programs to manage the interest rate risk of our secondary marketing activities. For further information, see Asset/Liability Management and Market Risk on page 60.

As part of our secondary marketing activity, we enter into forward sales commitments with investors to deliver an MBS collateralized by our loans. This is accomplished through a securitization transaction, which involves the receipt of an MBS from a GSE in exchange for loans that we sell to that GSE. Settlement of the forward sales commitment and the securitization transaction occurs on the same day, whereby we do not retain the MBS. However, based on market conditions in the future, we may retain the MBS for a period of time prior to selling it in the capital markets. In this event, we will not record a gain or loss from the exchange on the date of securitization. However, if we intend to sell the MBS, we will designate the MBS as a trading security in our Consolidated Balance Sheet with changes in fair value included in our Consolidated Statement of Income.

Multi-Family and Commercial Real Estate Lending

We provide permanent loans secured by multi-family and retail neighborhood shopping center properties. Our major loan officers conduct our multi-family and commercial real estate lending activities.

Multi-family and commercial real estate loans generally entail additional risks as compared with single family residential mortgage lending. We subject each loan, including loans to facilitate the sale of real estate we own, to our underwriting standards, which generally include:

- an evaluation of the borrower's creditworthiness and reputation; and
- an evaluation of the amount of the borrower's equity in the project as determined by an appraisal, sales and leasing information on the property, and cash flow projections.

To protect the value of the security for our loan, we require borrowers to maintain casualty insurance for the lesser of the loan amount or replacement cost. In addition, for non-residential loans in excess of $500,000, we require the borrower to obtain comprehensive general liability insurance. All commercial real estate loans we originate must be approved by at least two of our officers, one of whom must be the originating major loan officer and the other a designated officer with appropriate loan approval authority.

Construction and Land Lending

We provide loan financing for construction of single family and multi-family residential properties and commercial real estate projects and for land development. Our major loan officers principally originate these loans. We generally make construction and land loans at floating interest rates based upon the prime or reference rate of a major commercial bank. Generally, we require a loan-to-value ratio of 80% or less, and we subject each loan to our underwriting standards.

Construction loans involve risks different from completed project lending because we advance loan funds based upon the security of the completed project under construction. If the borrower defaults on the loan, we may have to advance additional funds to finance the project's completion before the project can be sold.

Moreover, construction projects are affected by uncertainties inherent in estimating:

- construction costs;
- potential delays in construction time;
- market demand; and
- the accuracy of the value of the completed project.

When providing construction and land loans, we usually require the general contractor to, among other things, carry contractor's liability insurance equal to specific prescribed minimum amounts, carry builder's risk insurance and have a blanket bond against employee misappropriation.

Commercial Lending

We maintain traditional private banking credit products and services for our existing high net worth, relationship-based customers. Our portfolio emphasis is toward floating interest rate loans and lines of credit. We also provide deposit account products and services to meet the needs of business relationships maintained at the Bank.

Consumer Lending

The Bank originates lines of credit and other consumer loan products. Before we make a consumer loan, we assess the applicant's ability to repay the loan and, if applicable, the value of the collateral securing the loan. We offer customers a credit card through a third party, who extends the credit and services the loans made to our customers.

Investment Activities

As a federally chartered savings association, the Bank's ability to invest in securities is prescribed by OTS regulations and the Home Owners' Loan Act. The Bank's authorized officers make investment decisions within guidelines established by the Bank's Board of Directors. The Bank manages these investments in an effort to produce the highest yield, while at the same time maintaining safety of principal, minimizing interest rate and credit risk, and complying with applicable regulations.

We carry securities held to maturity at amortized cost. We adjust these costs for amortization of premiums and accretion of discounts, which we recognize in interest income using the interest method. We carry securities available for sale at fair value. We exclude unrealized holding gains and losses, or valuation allowances established for net unrealized losses, from our earnings and report them as a separate component of our stockholders' equity as accumulated other comprehensive income, net of income taxes, until realized unless the security is deemed other than temporarily impaired. If the security is determined to be other than temporarily impaired, we charge the amount of the impairment to operations. For further information on the composition of our investment portfolio, see Investment Securities on page 54.

Deposit Activities

We prefer to use deposits raised through our retail branch system as our principal source of funds for supporting our lending activities because the cost of these funds generally is less than that of borrowings or other funding sources with comparable maturities. We traditionally have obtained our deposits primarily from areas surrounding the Bank's branch offices. However, we may raise some retail deposits through deposit brokers.

General economic conditions affect deposit flows. Funds may flow from depository institutions such as savings associations directly into investment vehicles like government and corporate securities. Our ability to attract and retain deposits is affected by market conditions, prevailing interest rates and available competing investment vehicles. Generally, federal regulation does not restrict interest rates we pay on deposits.

For further information, see Deposits on page 57.

Borrowing Activities

Besides deposits, we utilize other sources to fund our loan origination and other business activities. We have at times relied upon our borrowings from the FHLB of San Francisco or the issuance of corporate debt as additional sources of funds. The FHLB of San Francisco makes advances to us through several different credit programs it offers.

From time to time, we sell securities and mortgage loans under agreements to repurchase to provide additional funding. These repurchase agreements are generally short-term and are collateralized by our mortgage-backed and investment securities or our mortgage loans. We only deal with investment banking firms that are recognized as primary dealers in U.S. government securities or major commercial banks in connection with these repurchase agreements. In addition, we limit the amounts of our borrowings from any single institution.

For further information, see Borrowings on page 58.

Earnings Spread

Net interest income is our primary source of earnings. We determine our net interest income or the interest rate spread by calculating the difference between:

- the interest and dividends we earn on our interest-earning assets like loans and investment securities; and
- the cost we pay on our interest-bearing liabilities like deposits and borrowings.

Our net interest income is also affected by the relative dollar amounts of our interest-earning assets and interest-bearing liabilities.

Our effective interest rate spread, which reflects the relative level of our interest-earning assets to our interest-bearing liabilities, equals:

- the difference between interest income and dividends on our interest-earning assets and interest expense on our interest-bearing liabilities, divided by
- our average interest-earning assets for the period.

For information regarding our net income and the components thereof and for management's analysis of our financial condition and results of operations, see Management's Discussion and Analysis of Financial Condition and Results of Operations beginning on page 33. For information regarding the return on our assets and other selected financial data, see Selected Financial Data on page 31.

Asset/Liability Management

We are affected by interest rate risk to the degree our interest-bearing liabilities, consisting principally of retail deposits and FHLB advances, reprice or mature on a different basis and frequency than our interest-earning assets, which primarily consist of adjustable rate and fixed rate real estate loans and investment securities. While having liabilities that on average mature or reprice more frequently than assets may be beneficial in times of declining interest rates, this asset/liability structure may result in declining net interest income during periods of rising interest rates. Our principal objective is to actively monitor and manage the adverse effects of fluctuations in interest rates on our net interest income.

For further information, see Lending Activities on page 3 and Asset/Liability Management and Market Risk on page 60.

REAL ESTATE INVESTMENT ACTIVITIES

We also engage in real estate investment activities through DSL Service Company, a wholly owned subsidiary of the Bank. DSL Service Company is a diversified real estate development company established in 1966 as a neighborhood shopping center and residential tract developer. Today, its capabilities include development, construction and property management activities relating to its portfolio of projects in California and Arizona. In addition, DSL Service Company invests in joint ventures with other qualified real estate developers. Its primary revenue sources include net rental income and gains from the sale of real estate investments. Its primary expenses are interest expense and general and administrative expense.

Federal law prohibits the Bank from directly investing in real estate development and joint venture operations and requires the Bank to deduct the full amount of its investment in DSL Service Company in calculating its applicable ratios under the core, tangible and risk-based capital standards. Savings associations generally may invest in service corporation subsidiaries, like DSL Service Company, to the extent of 2% of the association's assets, plus up to an additional 1% of assets for investments which serve primarily community, inner-city or community development purposes. These capital deductions and limitations apply only to saving associations and their subsidiaries.

For further information, see Investments in Real Estate and Joint Ventures on page 55.

COMPETITION

We face competition both in attracting deposits and in making loans. Savings institutions and commercial banks located in our principal market areas, including many large financial institutions based in other parts of the country or their subsidiaries, provide the most direct competition. In addition, we face significant competition for investors' funds from short-term money market securities and other corporate and government securities. Our ability to attract and retain savings deposits depends, generally, on our ability to provide a rate of return, liquidity, acceptable risk and customer service comparable to that offered by competitors.

We experience competition for real estate loans principally from other savings institutions, commercial banks, mortgage banking companies and insurance companies. We compete for loans principally through our interest rates and loan fees we charge and our efficiency and quality of services we provide borrowers and real estate brokers.

EMPLOYEES

At December 31, 2007, we had 1,850 full-time employees and 633 part-time employees. We provide our employees with health and welfare benefits and a retirement and savings plan. Additionally, we offer qualifying employees participation in our stock purchase plan. Our employees are not represented by any union or collective bargaining group, and we consider our employee relations to be good.

REGULATION

General

Federal and state laws extensively regulate savings and loan holding companies and savings associations. This regulation is intended primarily to protect our depositors and the DIF and is not for the benefit of our stockholders. Below we describe some of the regulations applicable to us, the Bank and DSL Service Company. We do not claim this discussion is complete and qualify our discussion by reference to applicable statutory or regulatory provisions.

Regulation of Downey

General

We are a savings and loan holding company and are subject to regulatory oversight by the OTS. We are required to register and file reports with the OTS and are regulated and examined by the OTS. The OTS has enforcement authority over us, which also permits the OTS to restrict or prohibit our activities that it determines to be a serious risk to the Bank.

Activities Restrictions

As a savings and loan holding company with only one savings and loan association subsidiary, we generally are not limited by OTS activity restrictions, provided the Bank satisfies the qualified thrift lender test or meets the definition of a domestic building and loan association in the Internal Revenue Code. If we acquire control of another savings association as a separate subsidiary of Downey, we would become a multiple savings and loan holding company. As a multiple savings and loan holding company, our activities, other than the activities of the Bank, would become subject to restrictions applicable to bank holding companies under the Bank Holding Company Act unless these other savings associations were acquired in a supervisory acquisition and each also satisfies the qualified thrift lender test or meets the definition of a domestic building and loan association. For more information, see Qualified Thrift Lender Test on page 13.

Restrictions on Acquisitions and Changes of Control

Prior to acquiring control of any additional insured depository institution, we must obtain bank regulatory approval from the appropriate agencies. The OTS generally prohibits acquisitions that result in a structure involving a multiple savings and loan holding company controlling savings associations in more than one state. However, the OTS does permit interstate acquisitions and mergers of depository institutions where the transaction is either approved by specific state authorization or is a supervisory acquisition of a failing savings association.

Federal law generally provides that no person or company, acting directly or indirectly or through or in concert with one or more other persons, may acquire "control" of a federally insured savings association unless the person gives at least 60 days prior written notice to the OTS. The OTS then has the opportunity to disapprove the proposed acquisition on financial, reputation or other grounds.

The Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 addresses accounting oversight and corporate governance matters, including:

- required executive certification of financial presentations;
- increased requirements for board audit committees and their members;
- enhanced disclosure of controls and procedures and internal control over financial reporting;
- enhanced controls on, and reporting of, insider trading; and
- increased penalties for financial crimes and forfeiture of executive bonuses in certain circumstances.

This legislation and its implementing regulations have resulted in increased costs of compliance, including certain outside professional costs.

Regulation of the Bank

General

The OTS extensively regulates the Bank because the Bank is federally chartered, and the FDIC has certain authority to regulate the Bank as a DIF-insured depository institution. The Bank must ensure that its lending activities and its other investments comply with various statutory and regulatory requirements. The Bank is also regulated by the Federal Reserve with respect to reserve requirements for transaction accounts and non-personal time deposits.

Regulation and supervision by the banking agencies establishes a comprehensive framework of activities in which an institution may engage. The regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies regarding the classification of assets and adequate credit loss reserves for regulatory purposes.

The OTS regularly examines the Bank and prepares reports for the Bank's Board of Directors to consider with respect to any deficiencies the OTS finds in the Bank's operations. The Bank is subject to potential enforcement actions by their federal regulators for unsafe or unsound practices in conducting its businesses or for violations of any law, rule, regulation, or any condition imposed in writing by the agency or any written agreement with the agency. Federal and certain state laws also regulate the relationship between the Bank and its depositors and borrowers, especially in matters regarding the ownership of accounts, the handling of checks and the disclosures provided by the Bank, as well as the financial privacy rights of the Bank's customers.

The Bank must file reports with the OTS concerning its activities and financial condition. In addition, the Bank must file notices or obtain regulatory approvals before entering into some transactions. A savings association that seeks to establish a new subsidiary, acquires control of an existing company, or conducts a new activity through a subsidiary must provide 30 days prior notice to the OTS and conduct any activities of the subsidiary in compliance with regulations and orders of the OTS. The OTS may require a savings association to divest any subsidiary or terminate any activity conducted by a subsidiary that the OTS determines to pose a serious threat to the financial safety, soundness or stability of the savings association or to be otherwise inconsistent with sound banking practices.

Federal Home Loan Bank System

The Bank is a member of the FHLB of San Francisco. Among other benefits, each FHLB serves as a reserve or central bank for its members within its assigned region. Each FHLB is financed primarily from the sale of consolidated obligations of the FHLB system. Each FHLB makes available loans or advances to its members in compliance with the policies and procedures established by the Board of Directors of the individual FHLB. As an FHLB of San Francisco member, we are required to own a certain amount of capital stock in the FHLB of San Francisco. At December 31, 2007, we were in compliance with the stock requirements.

Cease and Desist Order

On August 30, 2007, the Bank consented to the issuance of a Cease and Desist Order (the "Order") by the OTS as a result of certain concerns of the OTS relating to the Bank's compliance with specific provisions of the Bank Secrecy Act ("BSA"). No fine or civil money penalty was imposed in connection with the Order. The Order does not restrict the business operations of the Bank. The Order requires the Bank to take certain affirmative actions to ensure its compliance with BSA, including, among other things: strengthening the Bank's written program for compliance with federal anti-money laundering ("AML") and BSA requirements; engaging an independent consultant to review and enhance compliance with AML and BSA requirements; expanding and improving customer identification policies and procedures; adopting policies and procedures to identify higher risk customers and report suspicious activities more effectively; conducting a comprehensive review and independent testing and audit of its AML/BSA program; developing a comprehensive BSA training program for appropriate personnel; and making periodic progress reports to the OTS Regional Director.

We do not expect compliance with the Order to have a material impact on our financial condition or results of operations. We expect some additional expenses to be incurred in connection with making the improvements necessary to strengthen our BSA program.

Regulatory Lending Operations Requirements

Some notable regulatory changes applicable to our lending operations are discussed below.

Subprime Lending Guidelines

Subprime lending involves extending credit to individuals with weakened credit histories. As a result of a number of federally insured financial institutions extending their lending risk selection standards to attract lower credit quality borrowers due to their loans having higher interest rates and fees, the federal banking regulatory agencies jointly issued Interagency Guidelines on Subprime Lending in 2001. The guidelines consider subprime lending a high-risk activity that is unsafe and unsound if the risks are not properly controlled. The guidelines set forth the expectations of regulatory capital at one and one-half to three times higher than that typically set aside for prime assets for institutions that have:

- subprime assets equal to 25% or higher of Tier 1 capital, or
- subprime portfolios experiencing rapid growth or adverse performance trends, are administered by inexperienced management, or have inadequate or weak controls.

Our subprime portfolio, pursuant to our definition, represented 38.1% of Tier 1 capital as of year-end 2007. We are required by the OTS to risk weight our subprime residential loans at a 75% risk weighting. This change increases the required regulatory capital associated with our subprime loans by one and one-half times that of prime residential loans.

On June 29, 2007, the federal banking agencies issued guidance on subprime mortgage lending to address issues related to adjustable rate mortgage products marketed to subprime borrowers. Although the guidance focuses on subprime borrowers, the principles contained in the guidance are also relevant to adjustable rate mortgages offered to prime borrowers. Consistent with the Guidance on Nontraditional Mortgage Products (discussed below), this guidance continues to encourage financial institutions to evaluate a borrower's repayment capacity. In addition, it emphasizes the need to evaluate a borrower's debt-to-income ratio. The guidance recommends that institutions refer to Real Estate Guidelines (12 CFR § 560.101, App.), which provide underwriting standards for all real estate loans. The guidance promotes consumer protection principles relevant to the marketing of mortgage loans and states that financial institutions should provide consumers with information about costs, terms, features and risks of the loan to borrowers.

The federal banking agencies announced their intention to scrutinize more closely underwriting, risk management and consumer compliance processes, policies and procedures of its supervised financial institutions and their intention to take action against institutions that engage in predatory lending practices, violate consumer protection laws or fair lending laws, engage in unfair or deceptive acts or practices or otherwise engage in unsafe or unsound lending practices.

Guidance on Nontraditional Mortgage Products

In September 2006, the federal banking agencies issued final guidance on alternative residential mortgage loan products that allow borrowers to defer repayment of principal and sometimes interest, including "interest-only" mortgage loans, and "payment option" adjustable rate mortgage loans where a borrower has flexible payment options, including payments that have the potential for negative amortization. While acknowledging that innovations in mortgage lending can benefit some consumers, the final guidance states that management should (1) assess a borrower's ability to repay the loan, including any principal balances added through negative amortization, at the fully indexed rate that would apply after the incentive interest rate period, (2) recognize that certain nontraditional mortgage loans are untested in a stressed environment and warrant strong risk management standards as well as appropriate capital and loan loss reserves, and (3) ensure that borrowers have sufficient information to clearly understand loan terms and associated risks prior to making a product or payment choice. Management believes the Bank has implemented appropriate measures to comply with this guidance.

As of December 31, 2007, the Bank held residential one-to-four unit portfolio loans with balances of $9.7 billion under reduced documentation programs.

Commercial Real Estate Lending

In December 2006, the federal banking agencies finalized guidance for banks and thrifts with high and increasing concentrations of commercial real estate (CRE) lending. The OTS issued separate CRE guidance which provides that OTS institutions actively engaged in CRE lending should implement sound risk management procedures commensurate with the size and risks of their CRE portfolios and establish concentration thresholds for internal reporting and monitoring. The Bank has established such risk management procedures and internal concentration thresholds. We believe the Bank has sufficient capital levels appropriate for the risk associated with our CRE concentration.

Guidance on Loss Mitigation Strategies for Servicers of Residential Mortgages

On September 5, 2007, the federal banking agencies issued a statement encouraging regulated institutions and state-supervised entities that service residential mortgages to pursue strategies to mitigate losses while preserving homeownership to the extent possible and appropriate. The guidance recognizes that many mortgage loans, including subprime loans, have been transferred into securitization trusts and servicing for such loans is governed by contracts. The guidance advises servicers to review governing documentation to determine the full extent of their authority to restructure loans that are delinquent or are in default or are in imminent risk of default.

The guidance encourages servicers to take proactive steps to preserve homeownership in situations where there are heightened risks to homeowners losing their homes to foreclosures. Such steps may include loan modification; deferral of payments; extensions of loan maturities', conversion of adjustable rate mortgages into fixed rate or fully indexed, fully amortizing adjustable rate mortgages; capitalization of delinquent amounts; or any combination of these actions.

Pending Subprime Legislation and Regulatory Proposals

As a result of the subprime mortgage crisis, federal and state legislative agencies are considering a broad variety of legislative and regulatory proposals covering mortgage loan products, loan terms and underwriting standards, risk management practices and consumer protection. It is unclear which, if any, of these initiatives will be adopted, what effect they will have on Downey or the Bank and whether any of these initiatives will change the competitive landscape in the mortgage industry.

Qualified Thrift Lender Test

The OTS requires savings associations to meet a qualified thrift lender or "QTL" test. The test may be met either by maintaining a specified level of assets in qualified thrift investments as specified in the Home Owners' Loan Act or by meeting the definition of a "domestic building and loan association" " in the Internal Revenue Code. Qualified thrift investments are primarily residential mortgage loans and related investments, including some mortgage-related securities. The required percentage of investments under the Home Owners' Loan Act is 65% of assets while the "domestic building and loan association" definition under the Internal Revenue Code requires investments of 60% of assets. The qualified thrift investment asset test requires that compliance be met on a monthly basis in nine out of every twelve months, while the "domestic building and loan association" test under the Internal Revenue Code is measured as of the close of each tax year. Associations failing to meet the qualified thrift lender test are generally allowed only to engage in activities permitted for both national banks and savings associations.

The FHLB also relies on the qualified thrift lender test. A savings association will only enjoy full borrowing privileges from an FHLB if the savings association is a qualified thrift lender. As of December 31, 2007, the Bank was in compliance with its qualified thrift lender test requirement and met the definition of a domestic building and loan association.

Insurance of Deposit Accounts

The DIF, as administered by the FDIC, insures the Bank's deposit accounts up to the maximum amount permitted by law. The FDIC charges an annual assessment for the insurance of deposits based on the risk a particular institution poses to its deposit insurance fund. Under this system during 2007, DIF members paid within a range of 0% to 0.27% of insured domestic deposits. The amount of the assessment paid by an institution is based on its relative risk of default as measured by regulatory capital ratios and other supervisory factors. The enactment in February 2006, of the Federal Deposit Insurance Reform Act of 2005 ("FDIRA") provided, among other things, changes in the formula and factors to be considered by the FDIC in calculating the FDIC reserve ratio, assessments and dividends, and a one-time aggregate assessment credit for depository institutions in existence on December 31, 1996 (or their successors) which paid assessments to recapitalize the insurance funds after the banking crises of the late 1980s and early 1990s. The FDIC issued final regulations, effective January 1, 2007, implementing the provisions of FDIRA and in February 2007 issued for comment guidelines, including business line concentrations and risk of failure and severity of loss in the event of failure, to be used by the FDIC for possibly raising premiums by up to 0.50 basis points for large banks with $10 billion or more in assets. The Bank received a one-time assessment credit that reduced assessments by the FDIC in 2007.

The Bank, as a former member of the Savings Association Insurance Fund, also pays, in addition to its normal deposit insurance premium, assessments towards the retirement of the Financing Corporation Bonds (known as FICO Bonds) issued in the 1980s to assist in the recovery of the savings and loan industry. These assessments will continue until the FICO Bonds mature in 2017. For the fourth quarter of 2007, this assessment was equal to .0114% of insured deposits.

The FDIC may terminate insurance of deposits upon a finding that an institution:

- has engaged in unsafe or unsound practices;
- is in an unsafe or unsound condition to continue operations; or
- has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS.

Regulatory Capital Requirements

The Bank must meet regulatory capital standards to be deemed in compliance with OTS capital requirements. OTS capital regulations require savings associations to meet the following three capital standards:

- tangible capital equal to 1.5% of total adjusted assets;
- leverage capital, or "core capital," equal to 3.0% of total adjusted assets for institutions such as the Bank; and
- risk-based capital equal to 8.0% of total risk-based assets.

At December 31, 2007, the Bank's regulatory capital exceeded all minimum regulatory capital requirements. See Regulatory Capital Compliance on page 80.

The OTS views its capital regulation requirements as minimum standards, and it expects most institutions to maintain capital levels well above the minimum. In addition, OTS regulations provide that the OTS may establish minimum capital levels higher than those specified in the regulations for individual savings associations upon a determination that the savings association's capital is or may become inadequate in view of its circumstances. OTS regulations provide that higher individual minimum regulatory capital requirements may be appropriate in circumstances where, among others, a savings association:

- has a high degree of exposure to interest rate risk, prepayment risk, credit risk, concentration of credit risk, risks arising from nontraditional activities, other risks, or a high proportion of off-balance sheet risk;
- is growing, either internally or through acquisitions, at a rate that presents supervisory issues; or
- may be adversely affected by activities or the condition of its holding company, affiliates, subsidiaries or other persons, or savings associations with which it has significant business relationships.

The Bank is presently not required to meet any such individual minimum regulatory capital requirement.

The current risk-based capital guidelines are based upon the 1988 capital accord of the International Basel Committee on Banking Supervision. A new international accord, referred to as Basel II, which emphasizes internal assessment of credit, market and operational risk, supervisory assessment and market discipline in determining minimum capital requirements, currently becomes mandatory for large international banks outside the U.S. in 2008. In November 2007, the federal banking agencies adopted a final rule to implement Basel II in the United States that requires compliance for U.S. financial institutions with over $250 billion in assets or total on-balance-sheet foreign exposure of $10 billion or more (referred to as "core banks"). The final rule will be effective as of April 1, 2008. It adopts the most complex regime of risk-based capital referred to by the Basel Committee on Banking Supervision as the advanced measurement approach. Other financial institutions can elect to be governed by Basel II. The advanced measurement approach would not apply to Downey or the Bank, and management does not contemplate electing to calculate its risk-based capital based on the Basel II capital framework.

One of the tensions created by the adoption of the advanced measurement approach for core-banks has been the prediction that this approach would lower capital requirements for institutions adopting this approach. This has raised significant concern by other U.S. financial institutions as they may be at a competitive disadvantage under Basel I. To address these concerns and provide more flexibility to U.S. financial institutions that have not adopted the advanced measurement approach, the agencies agreed to proceed promptly to issue a proposed rule that would provide all financial institutions that are not core banks with the option to continue under Basel I standards or to adopt a "standardized approach" under Basel II. The standardized approach would provide non-core banks with an alternative that affords more risk-sensitive capital requirements and simpler approaches for both credit risk and operational risk. The proposal is also expected to provide greater differentiation across corporate exposures based on borrowers' underlying credit quality and to recognize a broader spectrum of credit-risk mitigation techniques. The agencies intend that the proposed standardized option would be finalized before the core banks begin the first transition period year under Basel II. Neither Downey nor the Bank have made any decision as to whether they will attempt to adopt the standardized approach.

Consumer Relief Initiative for Borrowers

In October 2007, Treasury Secretary Paulson announced the Homeowner Assistance Initiative to encourage mortgage servicers, mortgage counselors, government officials and non-profit groups to coordinate their efforts to help struggling borrowers restructure their mortgage payments and stay in their homes. The initiative, called HOPE NOW, is aimed at coordinating and improving outreach to borrowers, developing best practices for mortgage counselors across the country and ensuring that groups able to help homeowners work out new loan arrangements with lenders have adequate resources to carry out this mission.

Economic Stimulus Plan for Home Buyers and Home Owners

Congress recently enacted an economic stimulus plan that President Bush signed into law on February 13, 2008. While the main thrust of the plan is to stimulate the economy with a significant infusion of cash to consumers, the plan also addresses the current lack of liquidity in the mortgage market. The plan will temporarily increase the maximum size of mortgage loans (the conforming loan limit) that Fannie Mae and Freddie Mac purchase from the current $417,000 cap to a maximum of $729,750. The plan would also permanently raise the cap on the Federal Housing Administration's conforming loan limit from $362,000 to $729,750. These changes are intended to, among other purposes, provide more liquidity for originators of larger mortgage loans, make lower interest rates available to homebuyers for such loans and enable homeowners to refinance such loans at lower interest rates.

FFIEC Guidance on Pandemic Planning

The Federal Financial Institutions Examination Council ("FFIEC") issued guidance on December 12, 2007, for use by financial institutions in identifying the continuity planning that should be in place to minimize the potential adverse effects of a pandemic. This guidance expanded upon the contents of an Interagency Advisory on Influenza Pandemic Preparedness issued in March 2006. The guidance asserts that pandemic planning presents unique challenges to financial institutions. It further explains that unlike most natural or technical disasters and malicious acts, the impact of a pandemic is much more difficult to determine because of the anticipated difference in scale and duration, and as a result of these differences, no individual or organization is safe from the potential adverse effects of a pandemic event. The guidance cites experts who believe the most significant challenge may be the severe staffing shortages that will likely result from a pandemic outbreak.

The guidance states that the FFIEC agencies believe the potentially significant effects a pandemic could have on an institution justify establishing plans to address how each institution will manage a pandemic event.

Accordingly, the guidance recommends that an institution's business continuity plan should include:

- A preventive program to reduce the likelihood an institution's operations will be significantly affected by a pandemic event;
- A documented strategy that provides for scaling pandemic efforts commensurate with the particular stages of a pandemic outbreak;
- A comprehensive framework of facilities, systems, or procedures to continue critical operations if large numbers of staff members are unavailable for prolonged periods;
- A testing program to ensure the institution's pandemic planning practices and capabilities are effective and will allow critical operations to continue; and
- An oversight program to ensure ongoing review and updates to the pandemic plan.

Downey and the Bank are evaluating how to incorporate pandemic planning into their business continuity plans.

Prompt Corrective Action

The OTS's prompt corrective action regulation requires the OTS to take mandatory actions and authorizes the OTS to take discretionary actions against a savings association that falls within any undercapitalized capital category specified in the regulation.

The regulation establishes five categories of capital classification:

- "well capitalized;"
- "adequately capitalized;"
- "undercapitalized;"
- "significantly undercapitalized;" and
- "critically undercapitalized."

The OTS regulation uses an institution's risk-based capital, core capital and tangible capital ratios to determine the institution's capital classification. An institution is treated as well capitalized if its total capital to risk-weighted assets ratio is 10.00% or more; its core capital to risk-weighted assets ratio is 6.00% or more; and its core capital to adjusted total assets ratio is 5.00% or more. At December 31, 2007, the Bank's capital ratios exceed these minimum percentage requirements for well capitalized institutions.

The Home Owners' Loan Act permits savings associations not in compliance with the OTS capital standards to seek an exemption from penalties or sanctions for noncompliance. The OTS will grant an exemption only if the savings association meets strict requirements. In addition, the OTS must deny the exemption in some circumstances. If the OTS does grant an exemption, the savings association still may be exposed to enforcement actions for other violations of law or unsafe or unsound practices or conditions.

Loans-to-One-Borrower

Savings associations generally are subject to the lending limits applicable to national banks. With limited exceptions, the maximum amount that a savings association or a national bank may lend to any borrower, including some related entities of the borrower, at one time may not exceed:

- 15% of the unimpaired capital and surplus of the institution plus
- an additional 10% of unimpaired capital and surplus if the loans are fully secured by readily marketable collateral.

Savings associations are additionally authorized by order of the Director of OTS to make loans to one borrower in an amount not to exceed the lesser of $30 million or 30% of unimpaired capital and surplus to develop residential housing, provided:

- the savings association is in compliance with its capital requirements; and
- the loans comply with applicable loan-to-value requirements.

At December 31, 2007, the Bank's loans-to-one-borrower limit was $229 million based on the 15% of unimpaired capital and surplus measurement, or $381 million for loans secured by readily marketable collateral. The Bank's largest lending relationship consisted of one loan to a non-related party totaling a commitment of $69 million, of which $57 million had been disbursed as of December 31, 2007 with the borrower paying as agreed.

Extensions of Credit to Insiders and Transactions with Affiliates

The Federal Reserve Act and Federal Reserve Board Regulation O, which applies to the Bank, place limitations and conditions on loans or extensions of credit to:

- a bank's or its holding company's executive officers, directors and principal shareholders (i.e., in most cases, those persons who own, control or have power to vote more than 10% of any class of voting securities);
- any company controlled by any such executive officer, director or shareholder; or
- any political or campaign committee controlled by such executive officer, director or principal shareholder or whose funds or services will benefit such person.

Loans and leases extended to any of the above persons must comply with the loan-to-one-borrower limits, require prior full Board of Directors' approval when aggregate extensions of credit to the person exceed specified amounts, must be made on substantially the same terms (including interest rates and collateral) as, and follow credit-underwriting procedures that are not less stringent than, those prevailing at the time for comparable transactions with non-insiders, and must not involve more than the normal risk of repayment or present other unfavorable features. In addition, Regulation O provides that the aggregate limit on extensions of credit to all insiders of a bank as a group cannot exceed a bank's unimpaired capital and unimpaired surplus. Regulation O also prohibits the Bank from paying an overdraft on an account of an executive officer or director, except pursuant to a written pre-authorized interest-bearing extension of credit plan that specifies a method of repayment or a written pre-authorized transfer of funds from another account of the officer or director at the Bank.

The Bank also is subject to certain restrictions imposed by the Federal Reserve Act and FRB Regulation W as well as the Home Owners' Loan Act, on any extensions of credit to, or the issuance of a guarantee or letter of credit on behalf of, any affiliates, the purchase of, or investments in, stock or other securities thereof, the taking of such securities as collateral for loans, and the purchase of assets of any affiliates. Such restrictions prevent any affiliates from borrowing from the Bank unless the loans are secured by marketable obligations of designated amounts. Further, such secured loans and investments to or in any affiliate are limited, individually, to 10% of the Bank's capital and surplus (as defined by federal regulations), and such secured loans and investments are limited, in the aggregate, to 20% of the Bank's capital and surplus. Some entities included in the definition of an affiliate are parent companies, sister banks, sponsored and advised companies and investment companies whereby the Bank or its affiliate serves as investment advisor. Additional restrictions on transactions with affiliates may be imposed on us under the prompt corrective action provisions of federal law. See Prompt Corrective Action on page 15. Under the Home Owners' Loan Act, no loan or other extension of credit may be made to an affiliate unless that affiliate is engaged only in activities permissible for a bank holding company, and no savings association may purchase or invest in securities issued by an affiliate other than with respect to shares of a subsidiary.

Capital Distribution Limitations

A savings association that is a subsidiary of a savings and loan holding company, such as the Bank, must file an application or a notice with the OTS at least 30 days before making a capital distribution. Savings associations are not required to file an application for permission to make a capital distribution and need only file a notice if the following conditions are met:

- they are eligible for expedited treatment under OTS regulations;
- they would remain adequately capitalized after the distribution;
- the annual amount of capital distribution does not exceed net income for that year to date added to retained net income for the two preceding years; and
- the capital distribution would not violate any agreements between the OTS and the savings association or any OTS regulations.

Any other situation would require a savings association to file an application with the OTS. The OTS may disapprove an application or notice if the proposed capital distribution would:

- make the savings association undercapitalized, significantly undercapitalized or critically undercapitalized;
- raise safety or soundness concerns; or
- violate a statute, regulation or agreement with the OTS (or with the FDIC), or a condition imposed in an OTS approved application or notice.

As of December 31, 2007, the Bank's capital distributions have been made in accordance with regulatory requirements.

USA PATRIOT Act of 2001

The USA PATRIOT Act of 2001 and its implementing regulations significantly expanded the anti-money laundering and financial transparency laws.

Under the USA PATRIOT Act, financial institutions are required to establish and maintain anti-money laundering programs which include:

- the establishment of a customer identification program;
- the development of internal policies, procedures, and controls;
- the designation of a compliance officer;
- an ongoing employee training program; and
- an independent audit function to test the programs.

The Bank has adopted comprehensive policies and procedures to address the requirements of the USA PATRIOT Act. Material deficiencies in anti-money laundering compliance can result in public enforcement actions by the banking agencies, including the imposition of civil money penalties and supervisory restrictions on growth and expansion. Such actions could have serious reputation consequences for us and the Bank.

Consumer Protection Laws and Regulations

Examination and enforcement by bank regulatory agencies for non-compliance with consumer protection laws and their implementing regulations have become more intense in nature. The Bank is subject to many federal consumer protection statutes and regulations, some of which are discussed below. We and the Bank are also subject to federal and state laws prohibiting unfair or fraudulent business practices, untrue or misleading advertising and unfair competition.

The Home Ownership and Equal Protection Act of 1994, or HOEPA, requires extra disclosures and consumer protections to borrowers for certain lending practices. The term "predatory lending," much like the terms "safety and soundness" and "unfair and deceptive practices," is far-reaching and covers a potentially broad range of behavior. As such, it does not lend itself to a concise or a comprehensive definition. Predatory lending typically involves at least one, and perhaps all three, of the following elements:

- making unaffordable loans based on the assets of the borrower rather than on the borrower's ability to repay an obligation ("asset-based lending");
- inducing a borrower to refinance a loan repeatedly in order to charge high points and fees each time the loan is refinanced ("loan flipping"); and/or
- engaging in fraud or deception to conceal the true nature of the loan obligation from an unsuspecting or unsophisticated borrower.

Regulations and banking agency guidelines aimed at curbing predatory lending significantly widen the pool of high-cost home-secured loans covered by HOEPA. In addition, the regulations bar certain refinances within a year with another loan subject to HOEPA by the same lender or loan servicer. Lenders also will be presumed to have violated the law—which says loans should not be made to people unable to repay them—unless they document that the borrower has the ability to repay. Lenders that violate the rules face cancellation of loans and penalties equal to the finance charges paid. We do not expect these rules and potential state action in this area to have a material impact on our financial condition or results of operations.

Privacy Policies are required by federal banking regulations which limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. Pursuant to those rules, financial institutions must provide:

- initial notices to customers about their privacy policies, describing the conditions under which they may disclose non-public personal information to nonaffiliated third parties and affiliates;
- annual notices of their privacy policies to current customers; and
- a reasonable method for customers to "opt out" of disclosures to nonaffiliated third parties.

These privacy protections affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors.

In addition, state laws may impose more restrictive limitations on the ability of financial institution to disclose such information. California has adopted such a privacy law that, among other things, generally provides that customers must "opt in" before information may be disclosed to certain nonaffiliated third parties.

The Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act, or the FACT Act, requires financial firms to help deter identity theft, including developing appropriate fraud response programs, and gives consumers more control of their credit data. It also reauthorizes a federal ban on state laws that interfere with corporate credit granting and marketing practices. In connection with the FACT Act, the financial institution regulatory agencies proposed rules that would prohibit an institution from using certain information about a consumer it received from an affiliate to make a solicitation to the consumer, unless the consumer has been notified and given a chance to opt out of such solicitations. A consumer's election to opt out would be applicable for at least five years. The agencies have also proposed guidelines required by the FACT Act for financial institutions and creditors which require financial institutions to identify patterns, practices and specific forms of activity, known as "Red Flags," that indicate the possible existence of identity theft and require financial institutions to establish reasonable policies and procedures for implementing these guidelines.

On November 7, 2007, the federal banking agencies adopted regulations to implement the affiliate marketing provisions contained in section 214 of the FACT Act. Full compliance is required by October 1, 2008. The regulations generally prohibit a company from using information received from an affiliate to solicit a consumer for marketing purposes, unless the consumer is given notice and an opportunity and simple method to opt out of such solicitations. The regulations provide that (i) notice must be given by an affiliate that has or has previously had a pre-existing business relationship with the consumer and (ii) the election of a consumer to opt out must be effective for a period of at least five years, unless the consumer subsequently revokes the opt-out in writing or, if the consumer agrees, electronically. Bank and Downey do not share information with affiliates for the purpose of allowing an affiliate to market its products or services to consumers. Information shared between affiliates is limited to information permitted to be shared without consumer consent.

The Check Clearing for the 21st Century Act, or Check 21, facilitates check truncation and electronic check exchange by authorizing a new negotiable instrument called a "substitute check," which is the legal equivalent of an original check. Check 21 does not require banks to create substitute checks or accept checks electronically; however, it does require banks to accept a legally equivalent substitute check in place of an original. In addition to its issuance of regulations governing substitute checks, the Federal Reserve has issued final rules governing the treatment of remotely created checks (sometimes referred to as "demand drafts") and electronic check conversion transactions (involving checks that are converted to electronic transactions by merchants and other payees).

The Equal Credit Opportunity Act, or ECOA, generally prohibits discrimination in any credit transaction, whether for consumer or business purposes, on the basis of race, color, religion, national origin, sex, marital status, age (except in limited circumstances), receipt of income from public assistance programs, or good faith exercise of any rights under the Consumer Credit Protection Act.

The Truth in Lending Act, or TILA, is designed to ensure that credit terms are disclosed in a meaningful way so that consumers may compare credit terms more readily and knowledgeably. As a result of the TILA, all creditors must use the same credit terminology to express rates and payments, including the annual percentage rate, the finance charge, the amount financed, the total of payments and the payment schedule, among other things.

The Fair Housing Act, or FH Act, regulates many practices, including making it unlawful for any lender to discriminate in its housing-related lending activities against any person because of race, color, religion, national origin, sex, handicap or familial status. A number of lending practices have been found by the courts to be, or may be considered, illegal under the FH Act, including some that are not specifically mentioned in the FH Act itself.

The Community Reinvestment Act, or CRA, is intended to encourage insured depository institutions, while operating safely and soundly, to help meet the credit needs of their communities. The CRA specifically directs the federal regulatory agencies, in examining insured depository institutions, to assess a bank's record of helping meet the credit needs of its entire community, including low- and moderate-income neighborhoods, consistent with safe and sound banking practices. The CRA further requires the agencies to take a financial institution's record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, mergers or acquisitions, or holding company formations. In November, 2006, the OTS issued a notice of proposed rulemaking to amend its CRA regulations in certain areas to align its CRA rule with the rule adopted by the other federal banking agencies. The agencies use the CRA assessment to rate the financial institution. The ratings range from a high of "outstanding" to a low of "substantial noncompliance." In its last examination for CRA compliance, as of December 2004, the Bank was rated "satisfactory."

The Home Mortgage Disclosure Act, or HMDA, grew out of public concern over credit shortages in certain urban neighborhoods and provides public information that will help show whether financial institutions are serving the housing credit needs of the neighborhoods and communities in which they are located. The HMDA also includes a "fair lending" aspect that requires the collection and disclosure of data about applicant and borrower characteristics as a way of identifying possible discriminatory lending patterns and enforcing anti-discrimination statutes. In 2004, the FRB amended regulations issued under HMDA to require the reporting of certain pricing data with respect to higher-priced mortgage loans. This expanded reporting is being reviewed by federal banking agencies and others from a fair lending perspective. We do not expect that the HMDA data reported by the Bank will raise material issues regarding the Bank's compliance with the fair lending laws.

The Real Estate Settlement Procedures Act, or RESPA, requires lenders to provide borrowers with disclosures regarding the nature and cost of real estate settlements. Also, RESPA prohibits certain abusive practices, such as kickbacks, and places limitations on the amount of escrow accounts.

The National Flood Insurance Act, or NFIA, requires homes in flood-prone areas with mortgages from a federally regulated lender to have flood insurance. Hurricane Katrina focused awareness on this requirement. Lenders are required to provide notice to borrowers of special flood hazard areas and require such coverage before making, increasing, extending or renewing such loans. Financial institutions which demonstrate a pattern and practice of lax compliance are subject to the issuance of cease and desist orders and the imposition of per loan civil money penalties, up to a maximum fine which currently is $125,000. Fine payments are remitted to the Federal Emergency Management Agency for deposit into the National Flood Mitigation Fund.

Penalties under the above laws may include fines, reimbursements and other penalties. Due to heightened regulatory concern related to compliance with the HOEPA, privacy laws and regulations, the FACT Act, Check 21, ECOA, TILA, FH Act, CRA, HMDA, RESPA and NFIA generally, the Bank may incur additional compliance costs or be required to expend additional funds for CRA investments.

Regulation of DSL Service Company

DSL Service Company is licensed as a real estate broker under the California Real Estate Law and as a contractor with the Contractors State License Board. Thus, its activities, including development, construction and property management activities relating to its portfolio of projects, are governed by a variety of laws and regulations. Changes occur frequently in the laws and regulations or their interpretation by agencies and the courts. DSL Service Company must comply with various federal, state and local laws, ordinances, rules and regulations concerning zoning, building design, construction, hazardous waste and similar matters. Environmental laws and regulations also affect its operations, including regulations pertaining to availability of water, municipal sewage treatment capacity, land use, protection of endangered species, population density and preservation of the natural terrain and coastlines. These and other requirements could become more restrictive in the future, resulting in additional time, expense and constraints in connection with DSL Service Company's real estate activities.

With regard to environmental matters, the construction products industry is regulated by federal, state and local laws and regulations pertaining to several areas including human health and safety and environmental compliance. The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, as well as analogous laws in some states, create joint and several liability for the cost of cleaning up or correcting releases to the environment of designated hazardous substances. Among those who may be held jointly and severally liable are those who generated the waste, those who arranged for disposal, those who owned or operated the disposal site or facility at the time of disposal, and current owners.

In general, this liability is imposed in a series of governmental proceedings initiated by the government's identification of a site for initial listing as a "Superfund site" on the National Priorities List or a similar state list and the government's identification of potentially responsible parties who may be liable for cleanup costs. None of DSL Service Company's project sites are listed as a "Superfund site."

In addition, California courts have imposed warranty-like responsibility upon developers of new housing for defects in structure and the housing site, including soil conditions. This responsibility is not necessarily dependent upon a finding that the developer was negligent.

As a licensed entity, DSL Service Company is also examined and supervised by the California Department of Real Estate and the Contractors State License Board.

TAXATION

Federal

Savings institutions are taxed like other corporations for federal income tax purposes, and are required to comply with income tax statutes and regulations similar to those applicable to commercial banks. The Bank's bad debt deduction is determined under the specific charge-off method, which allows the Bank to take an income tax deduction for loans determined to be wholly or partially worthless.

In addition to the regular income tax, corporations are also subject to an alternative minimum tax. This tax is computed at 20% of the corporation's regular taxable income, after taking certain adjustments into account. The alternative minimum tax applies to the extent that it exceeds the regular income tax liability.

A corporation that incurs alternative minimum tax generally is entitled to take this tax as a credit against its regular tax liability in later years to the extent that the regular tax liability in these later years exceeds the alternative minimum tax.

The Bank and its affiliates file a consolidated federal income tax return on a calendar-year basis.

State

The Bank uses California's financial corporation income tax rate to compute its California franchise tax liability. This rate is higher than the California non-financial corporation income tax rate because the financial corporation rate reflects an amount "in lieu" of local personal property and business license taxes that are paid by non-financial corporations, but not by banks or other financial corporations. The financial corporation income tax rate was 10.84% for both 2007 and 2006.

The Bank files a California franchise tax return on a combined reporting basis. Additional income and franchise tax returns are filed in various other states.

The Internal Revenue Service and state taxing authorities have examined the Bank's tax returns for all tax years through 2001. Management believes it has adequately provided for potential exposure to issues that may be raised by tax auditors in years which remain open to review.

ITEM 1A. RISK FACTORS

In addition to the other information contained in this annual report, the following risks may affect us. If any of these risks occur, our business, financial condition, results of operations, cash flows and prospects could be adversely effected.

Changes in economic conditions could adversely affect our business.

Our business is directly affected by factors such as economic, political and market conditions; broad trends in the industry and finance; legislative and regulatory changes; changes in government monetary and fiscal policies; and inflation, all of which are beyond our control. We are principally affected by economic conditions in the state of California where our business is concentrated. Deterioration in economic conditions could result in the following consequences, any of which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects:

- problem assets and foreclosures may increase;
- demand for our products and services may decline;
- low cost or non-interest bearing deposits may decrease;
- collateral for potential loans, especially real estate, may decline in value, in turn reducing customers' borrowing power;
- the value of assets and collateral associated with our existing loans may decline; and
- the borrowers ability to repay their loans may diminish.

In view of the concentration of our operations and the collateral securing our loan portfolio in California, we may be particularly susceptible to the effects from any of these consequences, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.

A substantial portion of our income is derived from the differential or "spread" between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. Because of different basis and frequency in the repricing and maturities of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Changes in interest rates also affect the value of our recorded MSRs on loans we service for others, generally increasing in value as interest rates rise and declining as interest rates fall. Accordingly, fluctuations in interest rates could adversely affect our interest rate spread and other income and, in turn, our profitability. At December 31, 2007, our balance sheet was asset sensitive and, as a result, our net interest margin will tend to expand in a rising interest rate environment and contract in a declining interest rate environment. For additional information, see Asset/Liability Management and Market Risk on page 60. In addition, loan origination volumes and loan repayment rates are affected by market interest rates. Rising interest rates, generally, are associated with a lower volume of loan originations and declining repayment rates, while falling interest rates are usually associated with higher loan originations and increasing repayment rates. In addition, in a rising interest rate environment, we may need to accelerate the pace of rate increases on our deposit accounts as compared with the pace of increases in loan rates. Accordingly, changes in levels of market interest rates could adversely affect our net interest spread, other income, loan origination volume, business, financial condition, results of operations, cash flows and prospects.

We seek to mitigate our interest rate risks through various strategies. However, there can be no assurance that these strategies (including assumptions concerning the correlation thought to exist between different types of instruments) or their implementation will be successful in any particular interest rate environment, as market volatility cannot be predicted.

The types of loans in our portfolio have a higher degree of risk, and a downturn in our real estate markets could adversely affect our business.

A downturn in our real estate markets could adversely affect our business. As of December 31, 2007, virtually all of the value of our loan portfolio consisted of loans collateralized by various types of real estate, of which 67% were subject to negative amortization. A negative amortization loan is one in which accrued interest exceeding the required monthly loan payment is added to loan principal. If a loan incurs significant negative amortization, the loan-to-value ratio could rise, which increases the Bank's credit risk exposure and its susceptibility to a downturn in the real estate markets in which we lend. For further information regarding loans subject to negative amortization and their contractual terms, see Residential Real Estate Lending on page 4.

Real estate values and real estate markets are generally affected by changes in national, regional and local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies, acts of nature and civil unrest. Most of our real estate collateral is located in California. If California real estate prices continue to decline, the value of real estate collateral securing our loans will be reduced and provide less security. Our ability to recover our investment on defaulted loans by foreclosing and selling the real estate collateral would then be diminished, and we would be more likely to suffer losses on defaulted loans. Real estate values could also be affected by, among other things, earthquakes and natural disasters particular to California. Any such downturn could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

We are exposed to credit risk with respect to underwriting guidelines related to income and asset verifications that could adversely affect our business.

Our business could be hurt by a downturn in real estate markets from a concentration of loan products offered associated with particular underwriting guidelines related to income and asset verifications. At December 31, 2007, approximately 82% of our residential one-to-four unit loans held for investment were originated based on income as stated by the borrower and asset verification, while an additional 7% were underwritten with no verification of either borrower income or assets. To the extent borrowers overstated their income and/or assets, the ability of borrowers to repay their loans may be impaired, which could adversely affect the quality of our loan portfolio, business, financial condition, results of operations, cash flows and prospects. For further information regarding credit risk in our residential one-to-four unit investment loan portfolio, see Loans and Mortgage-Backed Securities on page 45.

Recent adverse conditions in the secondary mortgage market could negatively affect our business.

As part of our secondary marketing activities, we originate residential real estate adjustable rate mortgage loans and fixed rate mortgage loans that we intend to sell. However the secondary mortgage market is currently experiencing unprecedented disruptions, which could have an adverse effect on our ability to securitize and sell mortgage loans and the gain that we may realize from sales of mortgage loans. In addition, the private secondary mortgage markets are experiencing disruptions resulting from reduced investor demand for "non-conforming" mortgage loans and mortgage-backed securities and increased investor yield requirements for those loans and securities. These conditions may continue or worsen in the future.

In light of current conditions, we may retain a larger portion of mortgage loans and mortgage-backed securities than we would in other environments. While our capital and liquidity positions are currently adequate and we believe we have sufficient capacity to hold additional mortgage loans and mortgage backed securities until investor demand improves and yield requirements moderate, our capacity to retain mortgage loans and mortgage backed securities is not unlimited. As a result, a prolonged period of secondary market illiquidity may reduce our loan production volumes and could adversely affect our secondary marketing activities (including loan servicing income (loss), net and net gains on sales of loans and mortgage-backed securities categories) and financial condition.

Current and further deterioration in the housing market may lead to increased loss severities and further worsening of delinquencies and non-performing assets in our loan portfolios. Consequently, our allowance for credit losses may not be adequate to cover actual losses, and we may be required to materially increase our reserves.

A significant source of risk arises from the possibility that we could sustain losses because borrowers, guarantors, and related parties may fail to perform in accordance with the terms of their loans. The underwriting and credit monitoring policies and procedures that we have adopted to address this risk may not prevent unexpected losses that could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects. Unexpected losses may arise from a wide variety of specific or systemic factors, many of which are beyond our ability to predict, influence or control.

As with most lending institutions, we maintain an allowance for credit losses to provide for defaults and non-performance. Our allowance for credit losses may not be adequate to cover actual credit losses, and future provisions for credit losses could adversely affect our business, financial condition, results of operations, cash flows and prospects. The allowance for credit losses reflects our estimate of the probable losses in our portfolio of loans and loan-related commitments at the relevant balance sheet date. Our allowance for credit losses is based on prior experience as well as an evaluation of the known risks in the current portfolio, composition and growth of the portfolio and economic factors. The determination of an appropriate level of credit loss allowance is an inherently difficult process and is based on numerous assumptions. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond our control and these losses may exceed current estimates. Federal and state regulatory agencies, as an integral part of their examination process, review our loans, loan-related commitments and allowance for credit losses.

In addition, we sell loans to outside investors that are subject to repurchase risk in the event of breaches of representations or warranties we make in connection with the sales. While we establish secondary marketing reserves in connection with such sales, we cannot be sure that the amount reserved is sufficient to cover all potential losses that may result from such repurchases. Significant loan or servicing sale repurchases could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Recently, the housing and the residential mortgage markets have experienced a variety of difficulties and changed economic conditions. If market conditions continue to deteriorate, they may lead to additional valuation adjustments on our loan portfolios and real estate owned as we continue to reassess the market value of our loan portfolio, the loss severities of loans in default, and the net realizable value of real estate owned. In addition, the homebuilding industry has experienced a significant and sustained decline in demand for new homes and an oversupply of new and existing homes available for sale in various markets. Our builders/borrowers face a greater difficulty in selling their homes in markets where these trends are more pronounced. We do not anticipate that the housing market will improve in the near-term, and accordingly, additional downgrades, provisions for loan losses and charge-offs relating to this portfolio may occur.

Our ratio of non-performing assets as a percentage of total assets increased from 0.68% at December 31, 2006 to 7.77% at December 31, 2007. During 2007, our provision for credit losses was $310.1 million, compared with $26.6 million in 2006 and $2.3 million in 2005. While we believe our allowance for credit losses is adequate to cover losses currently imbedded in our loan portfolio at year-end 2007, we cannot assure you that we will not increase the allowance for credit losses further or that our regulators will not require us to increase this allowance. Either of these occurrences could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

We are subject to extensive government regulation. These regulations may hamper our ability to increase our assets and earnings.

Our operations and those of the Bank are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. The laws, rules and regulations applicable to us are subject to regular modification and change. There are currently proposed various laws, rules and regulations that, if adopted, would impact our operations. In particular, we are assessing the final guidance given in September 2006 by federal banking agencies on alternative residential mortgage products, the additional guidance issued in June 2007 on subprime mortgage lending, and the guidance issued in September 2007 on loss mitigation strategies for services of residential mortgages. All of these issuances may hamper our ability to increase our assets and earnings. We cannot assure you that this guidance, together with various proposed laws, rules and regulations or any other laws, rules or regulations will not be adopted in the future, which could make compliance much more difficult or expensive, restrict our ability to originate, broker or sell loans, further limit or restrict the amount of commissions, interest or other charges earned on loans originated or sold by us or otherwise adversely affect our business, financial condition, results of operations or cash flows and prospects.

We are subject to changes in accounting standards.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time the Financial Accounting Standards Board ("FASB") changes the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be hard to predict and can materially affect how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, possibly resulting in a restatement of prior period financial statements. In addition, changes in accounting and reporting standards could materially disrupt our business planning efforts, as changes may occur in the profitability of certain lines of business due to accounting changes.

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean-up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. Becoming subject to significant environmental liabilities could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

If we cannot attract deposits or obtain borrowings, our growth may be inhibited.

Our ability to increase our asset base depends in large part on our ability to attract additional deposits and obtain borrowings at favorable rates. We intend to seek additional deposits by offering deposit products that are competitive with those offered by other financial institutions in our markets and by establishing personal relationships with our customers. We cannot assure you that these efforts will be successful. Although we are not aware of any trends, events or uncertainties, our ability to obtain borrowings could be diminished. Our inability to attract additional deposits or obtain borrowings at competitive rates could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

We are dependent on key personnel and the loss of one or more of those key personnel may adversely affect our business.

Competition for qualified employees and personnel in the banking industry is intense and there are a limited number of qualified persons with knowledge of, and expertise in, the banking industry.

The process of recruiting personnel with the combination of skills and attributes required to carry out our strategies is often lengthy. Our success depends to a significant degree upon our ability to attract and retain qualified management, loan origination, finance, administrative, marketing and technical personnel and upon the continued contributions of our management and personnel. The loss of the services of any one of our key personnel could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

There is significant competition among employers in the financial services industry and we experience turnover of employees. Should we be subjected to unusual turnover of employees, it may have a negative effect on our business and operating results.

We face strong competition from financial services companies and other companies that offer banking services which could adversely affect our business.

We conduct most of our operations in California. Increased competition in our markets may result in reduced loans and deposits. Ultimately, we may not be able to compete successfully against current and future competitors. Many competitors offer the banking services that we offer in our geographic service areas. These competitors include a variety of financial institutions such as banks, savings and loan associations, mortgage banks, finance companies, brokerage firms, insurance companies, credit unions and other financial intermediaries. In particular, our competitors include major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous locations and mount extensive promotional and advertising campaigns. Areas of competition include interest rates offered on loans and deposits, efforts to obtain loan and deposit customers and a range in quality of products and services provided, including new technology-driven products and services. Technological innovation continues to contribute to greater competition in financial services markets as technological advances enable more companies to provide financial services. We also face competition from out-of-state financial intermediaries that have opened loan production offices or that solicit deposits in our market areas. If we are unable to attract and retain customers, we may be unable to continue our loan growth and level of deposits and our business, financial condition, results of operations, cash flows and prospects may be adversely affected.

Negative public opinion could adversely affect our business.

Negative public opinion, inherent in business, can adversely affect our earnings and capital. Negative public opinion can result from the actual or perceived manner in which we conduct our business activities, including practices in our loan origination, loan servicing and retail banking operations; our management of conflicts of interest and ethical issues; and our protection of confidential customer information. Our ability to keep and attract customers can be affected by negative public opinion and expose us to litigation and regulatory action. If we are unable to attract and retain customers, we may be unable to maintain loan and deposit levels and our business, financial condition, results of operations, cash flows and prospects may be adversely affected.

Our growth and expansion may strain our ability to manage our operations and our financial resources.

Our financial performance and profitability depend on our ability to execute our corporate growth strategy. In addition to seeking deposit and loan growth in our existing markets, we intend to pursue expansion opportunities through strategically placed new branches and by acquiring branch locations that we find attractive. In addition, acquisitions of other financial institutions might be considered. Continued growth, however, may present operating and other problems that could adversely affect our business, financial condition, results of operations, cash flows and prospects. Accordingly, there can be no assurance that we will be able to execute our growth strategy.

Our growth may place a strain on our administrative, operational and financial resources and increase demands on our systems and controls. We plan to pursue opportunities to expand our business primarily through internally generated growth. This business growth may require continued enhancements to and expansion of our operating and financial systems and controls and may strain or significantly challenge them. In addition, our existing operating and financial control systems and infrastructure may not be adequate to maintain and effectively monitor future growth.

Our continued growth may also increase our need for qualified personnel. We cannot assure you that we will be successful in attracting, integrating and retaining such personnel. The following risks, associated with our growth, could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects:

- our inability to continue to upgrade or maintain effective operating and financial control systems;
- our inability to recruit and hire necessary personnel or to integrate successfully new personnel into our operations; and
- our inability to respond promptly or adequately to the emergence of unexpected expansion difficulties.

Changes in the ability of the Bank to pay dividends to the holding company may adversely affect our ability to pay dividends and service our debt.

Although we have been paying regular quarterly dividends to our stockholders and paying interest on our debt, our ability to do so depends to a large extent upon the dividends we receive from the Bank. Dividends paid by the Bank are subject to restrictions under various federal and state banking laws. In addition, the Bank must maintain certain capital levels, which may restrict the ability of the Bank to pay dividends to us. The Bank's regulators have the authority to prohibit the Bank or us from engaging in unsafe or unsound practices in conducting our business. As a consequence, the Bank regulators could deem the payment of dividends by the Bank to be an unsafe or unsound practice, depending on the Bank's financial condition or otherwise, and prohibit such payments. If the Bank were unable to pay dividends to us, we might cease paying debt service and dividends to stockholders until such time that the Bank could again pay us dividends.

We are exposed to many types of operational risks.

Operational risk includes fraud by employees or outsiders as well as the risk of operational errors, including clerical or record-keeping errors or those resulting from faulty or disabled computer or telecommunications systems. Given our high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully corrected. Our dependence on automated systems to record and process transactions may further increase the risk that technical system flaws or employee tampering with, or manipulation of, those systems will result in losses that are difficult to detect. We may be subject to disruptions in our systems, arising from events that are wholly or partially beyond our control (including, for example, computer viruses or electrical or telecommunications outages), which may give rise to losses in service to customers and to financial loss or liability. We are further exposed to the risk that our external vendors may be unable to fulfill their contractual obligations (or will be subject to the same risk of fraud or operational errors by their respective employees as we are) and to the risk that our (or our vendors') business continuity and data security systems prove to be inadequate. Some of our vendors may rely on offshore services from vendors in foreign countries for certain functions and this creates the risk of incurring losses arising from unfavorable political, economic and legal developments in those countries. We also face the risk that the design of our controls and procedures may prove to be inadequate or are circumvented, thereby causing delays in detection of errors or inaccuracies in data and information.

Although we maintain a system of controls designed to keep operational risk at appropriate levels, it is possible that any lapse in the effective operations of its controls and procedures could materially affect our earnings or harm our reputation. In an organization as large and complex as Downey, lapses or deficiencies in internal control over financial reporting could be material to Downey.

Economic downturns or disasters in our principal lending markets could adversely impact our earnings

A majority of our loans are geographically concentrated in California. Any adverse economic conditions in this market could have a significant adverse impact on Downey. Also, we could be adversely affected by business disruptions triggered by natural disasters or acts of war or terrorism in these geographic areas.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The corporate offices of Downey, the Bank and DSL Service Company are owned by the Bank and located at 3501 Jamboree Road, Newport Beach, California 92660. Part of that corporate facility houses a branch office of the Bank. Certain departments (warehousing, record retention, etc.) are located in other owned and leased facilities in Orange County, California. The majority of our administrative operations, however, are located in our corporate headquarters.

At December 31, 2007, we had 168 branches throughout California and four in Arizona. We owned the building and land occupied by 63 of our branches. We also owned one branch building on leased land and two branch buildings under construction. We operate branches in 108 locations (including 90 in-store locations) with leases or licenses expiring at various dates through April 2015, with options to extend the terms.

At December 31, 2007, the net book value of our owned branches, including the one on leased land, totaled $82 million, our leased branch offices totaled $1 million and our other properties totaled $7 million. The net book value of our furniture and fixtures was $12 million at December 31, 2007. We utilize a mainframe computer system and use various internally developed and third-party vendors' software for retail deposit operations, loan servicing, accounting and loan origination functions, including our operations conducted over the Internet. The net book value of our electronic data processing equipment, including personal computers and software, was $14 million at December 31, 2007.

For additional information regarding our offices and equipment, see Note 1 on page 92 and Note 8 on page 108 of Notes to Consolidated Financial Statements.

ITEM 3. LEGAL PROCEEDINGS

On October 29, 2004, two former traditional branch employees brought an action in Los Angeles Superior Court, Case No. BC323796, entitled "Margie Holman and Alice A. Mesec, et al. v. Downey Savings and Loan Association." The first amended complaint seeks unspecified damages for alleged unpaid regular and overtime wages, inadequate meal breaks, failure to pay split-shift and reporting time wages, and related claims. The plaintiffs are seeking class action status to represent all other current and former Downey Savings employees who held the position of Customer Service Supervisor and/or Customer Service Representative at Downey's in-store branches at any time from October 29, 2000 to date. Based on a review of the current facts and circumstances with retained outside counsel, (i) Downey Savings plans to oppose the claim and assert all appropriate defenses and (ii) management has provided for what is believed to be a reasonable estimate of exposure for this matter in the event of loss. While acknowledging the uncertainties of litigation, management believes that the ultimate outcome of this matter will not have a material adverse effect on Downey's operations, cash flows or financial position.

Downey has been named as a defendant in other legal actions arising in the ordinary course of business, none of which, in the opinion of management, will have a material adverse effect on its financial condition, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to stockholders during the fourth quarter of 2007.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the New York Stock Exchange ("NYSE") under the trading symbol "DSL." At February 27, 2008, we had approximately 924 stockholders of record (not including the number of persons or entities holding stock in nominee or street name through various brokerage firms) and 27,853,783 outstanding shares of common stock.

The following table sets forth for the quarters indicated the range of high and low sale prices per share of our common stock as reported on the NYSE Composite Tape.

	2007				2006			
	4th Quarter	*3rd Quarter*	*2nd Quarter*	*1st Quarter*	*4th Quarter*	*3rd Quarter*	*2nd Quarter*	*1st Quarter*
High	$59.74	$66.95	$74.12	$73.93	$74.93	$71.28	$75.56	$70.19
Low	29.99	45.43	61.85	62.36	66.04	59.84	65.09	60.62
End of period	31.11	57.80	65.98	64.54	72.58	66.54	67.85	67.30

During 2007, we increased our quarterly cash dividends paid to $0.12 per share, or $0.48 per share annually, from our quarterly cash dividends paid in 2006 of $0.10 per share, or $0.40 per share annually. Total cash dividends were $13.4 million in 2007 and $11.1 million in 2006. On February 26, 2008, we paid a $0.12 per share quarterly cash dividend, totaling $3.3 million.

We may pay additional dividends out of funds legally available at such times as the Board of Directors determines that dividend payments are appropriate. The Board of Directors' policy is to consider the declaration of dividends on a quarterly basis.

The payment of dividends by the Bank to Downey is subject to OTS regulations. For further information regarding these regulations, see Capital Distribution Limitations on page 17.

PERFOMANCE GRAPH

The table below compares the common stock performance of Downey with that of the S&P 500 composite index and the selected Peer Group. The selected Peer Group is SNL Financial's Western Thrift Index for 19 publicly traded savings institution holding companies. The following table assumes $100 invested on December 31, 2002 in Downey, the S&P 500 and equally in the companies in the Peer Group, and assumes reinvestment of dividends on a daily basis.

Comparison of 5-year Cumulative Total Return
Downey, S&P 500 Index and Peer Group



Total Return Performance
Downey Financial Corp.
S&P 500
SNL Western Thrift Index
Index Value
225
200
175
150
125
100
75
50
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

	2002	*2003*	*2004*	*2005*	*2006*	*2007*
Downey	$ 100.00	$ 127.47	$ 148.52	$ 179.28	$ 191.40	$ 82.81
S&P 500	100.00	128.68	142.69	149.70	173.34	182.86
Peer Group	100.00	131.40	150.80	163.89	188.60	66.87

ITEM 6. SELECTED FINANCIAL DATA

(Dollars in Thousands, Except Per Share Data)	2007	2006	2005	2004	2003
Income statement data					
Total interest income	$ 980,097	$ 1,133,805	$ 862,849	$ 594,075	$ 542,524
Total interest expense	556,259	615,128	426,476	249,823	233,837
Net interest income	423,838	518,677	436,373	344,252	308,687
Provision for (reduction of) credit losses	310,131	26,604	2,263	2,895	(3,718)
Net interest income after provision for (reduction of) credit losses	113,707	492,073	434,110	341,357	312,405
Other income, net:					
Loan and deposit related fees	36,054	36,151	36,496	34,174	33,002
Real estate and joint ventures held for investment, net	(6,885)	10,953	6,734	13,902	9,835
Secondary marketing activities:					
Loan servicing income (loss), net	(3,179)	(594)	2,059	(19,225)	(27,060)
Net gains on sales of loans and mortgage-backed securities	20,316	43,615	119,961	54,443	61,436
Net gains on sales of mortgage servicing rights	-	-	1,000	616	23
Net losses on trading securities	-	-	-	-	(10,449)
Net gains (losses) on sales of investment securities	-	-	28	(16,103)	8
Litigation award	155	2,233	1,767	-	2,851
Loss on extinguishment of debt	-	-	-	(4,111)	-
Other	15	785	1,887	1,324	1,222
Total other income, net	46,476	93,143	169,932	65,020	70,868
Operating expense:					
General and administrative expense	248,522	242,955	233,647	229,766	207,999
Net operation of real estate acquired in settlement of loans	9,486	250	(96)	(256)	(929)
Total operating expense	258,008	243,205	233,551	229,510	207,070
Net income (loss)	$ (56,599)	$ 199,656	$ 214,477	$ 106,915	$ 101,741
Per share data					
Earnings (loss) per share—Basic	$ (2.03)	$ 7.17	$ 7.70	$ 3.83	$ 3.64
Earnings (loss) per share—Diluted	(2.03)	7.16	7.69	3.83	3.64
Book value per share at end of period	47.91	50.02	43.24	36.15	32.83
Stock price at end of period	31.11	72.58	68.39	57.00	49.30
Cash dividends declared and paid	0.48	0.40	0.40	0.40	0.36
Selected financial ratios					
Effective interest rate spread	2.96%	3.09%	2.69%	2.54%	2.79%
Efficiency ratio [(a)]	52.10	40.58	39.08	57.52	56.70
Return on average assets	(0.38)	1.16	1.29	0.77	0.89
Return on average equity	(3.92)	15.45	19.33	11.29	11.65
Dividend payout ratio	(b)	5.58	5.19	10.45	9.88
Loan activity					
Loans originated	$ 3,765,960	$ 7,803,175	$ 14,982,492	$ 15,399,403	$ 10,548,675
Loans and mortgage-backed securities purchased	15,872	25,857	119,432	305,477	706,949
Loans and mortgage-backed securities sold	1,797,598	3,521,410	8,327,799	6,886,502	6,581,856

[(a)] The amount of general and administrative expense expressed as a percentage of net interest income plus other income, excluding income associated with real estate held for investment, loss on extinguishment of debt and litigation award.
[(b)] In years where we experience a net loss, this ratio is not relevant.

ITEM 6. SELECTED FINANCIAL DATA (CONTINUED)

(Dollars in Thousands, Except Per Share Data)	*2007*	*2006*	*2005*	*2004*	*2003*
Balance sheet summary (end of period)					
Total assets	$ 13,409,057	$ 16,207,382	$ 17,095,663	$ 15,650,179	$ 11,646,999
Loans and mortgage-backed securities	11,136,655	14,170,750	15,821,923	14,544,149	10,397,529
Investments, cash and cash equivalents	1,639,619	1,558,042	816,709	616,511	803,514
Deposits	10,496,041	11,784,869	11,876,848	9,657,978	8,293,758
Borrowings	1,395,545	2,809,016	3,755,602	4,757,546	2,253,022
Stockholders' equity	1,334,417	1,393,235	1,204,515	1,006,904	917,018
Loans serviced for others	5,525,357	5,908,233	5,292,253	6,672,984	9,313,948
Average balance sheet data					
Assets	$ 14,802,586	$ 17,239,397	$ 16,641,119	$ 13,971,819	$ 11,458,956
Loans	12,495,977	15,688,297	15,461,684	12,791,590	10,445,684
Deposits	11,137,388	11,962,834	10,995,933	9,097,861	8,787,851
Stockholders' equity	1,442,165	1,292,592	1,109,709	946,856	873,051
Capital ratios					
Average stockholders' equity to average assets	9.74%	7.50%	6.67%	6.78%	7.62%
Bank only—end of period: [(a)]					
Tangible and core capital	10.18	8.76	7.62	7.09	7.98
Risk-based capital	19.01	17.78	14.89	13.70	15.63
Selected asset quality data (end of period)					
Total non-performing assets [(b)]	$ 1,041,769	$ 110,362	$ 35,221	$ 34,189	$ 48,631
Non-performing assets as a percentage of total assets:					
Performing troubled debt restructurings [(b)]	2.99%	-%	-%	-%	-%
All other non-performing assets	4.78	0.68	0.21	0.22	0.42
Total non-performing assets	7.77	0.68	0.21	0.22	0.42
Allowance for loan losses:					
Amount	$ 348,167	$ 60,943	$ 34,601	$ 33,343	$ 29,311
As a percentage of non-accrual loans	37.59%	59.84%	100.84%	105.40%	68.44%
Total net loan charge-offs (recoveries):					
Amount	$ 22,264	$ 521	$ 1,062	$ (1,489)	$ 951
As a percentage of average loans	0.18%	-%	0.01%	(0.01)%	0.01%

[(a)] For more information regarding these ratios, see Regulatory Capital Compliance on page 80.

[(b)] Includes $401 million at December 31, 2007 of loans modified pursuant to Downey's borrower retention program. These loans are considered troubled debt restructurings and have been placed on non-accrual status even through the interest rate following modification was no less than that offered new borrowers at the time of modification. To the extent borrowers whose loans were modified pursuant to our borrower retention program are current with their loan payments, it is relevant to distinguish them from total non-performing assets because, unlike other loans classified as non-performing assets, these loans are paying interest at rates no less than those offered new borrowers. At December 31, 2007, approximately 95% of loans modified pursuant to our borrower retention program had made all payments due. For further information, see Troubled Debt Restructurings on page 69.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain matters discussed in this Annual Report may constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. These forward-looking statements relate to, among other things, expectations of the business environment in which Downey Financial Corp. ("Downey," "we," "us" and "our") operates, projections of future performance, perceived opportunities in the market and statements regarding our mission and vision. Forward-looking statements do not relate strictly to historical information or current facts. Some forward-looking statements may be identified by use of terms such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could" or "may." Our actual results may differ significantly from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, economic conditions, competition in the geographic and business areas in which we conduct our operations, fluctuations in interest rates, credit quality, the outcome of ongoing audits by regulatory and taxing authorities and government regulation and factors, identified under Item 1A. Risk Factors on page 22. We do not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements were made, except as required by law.

OVERVIEW

In 2007, we incurred a net loss of $56.6 million or $2.03 per share on a diluted basis, compared to net income of $199.7 million or $7.16 per share in 2006.

The $439.8 million unfavorable change in pre-tax income/(loss) between years was due primarily to:

- A $283.5 million increase in provision for credit losses;
- A $94.8 million or 18.3% decline in net interest income due to a lower level of interest-earning assets and a lower effective interest rate spread;
- A $23.3 million or 53.4% decline in net gains on the sale of loans and mortgage-backed securities due to both a lower level of loans sold and gain per dollar of loan sold;
- A $17.8 million unfavorable change in income from real estate and joint ventures held for investment, as the current year included writedowns to reflect declines in the value of single family home lots in which the company is a joint venture partner and net gains from sales were below a year ago; and
- A $14.8 million increase in operating expense, of which $9.2 million related to higher costs related to the operation of real estate acquired in settlement of loans.

For 2007, our return on average assets was a negative 0.38% and our return on average equity was a negative 3.92%. These compare to our 2006 returns of 1.16% on average assets and 15.45% on average equity.

At December 31, 2007, assets totaled $13.409 billion, down $2.798 billion or 17.3% from a year ago. The decline was primarily in loans held for investment as payoffs outpaced originations, partially offset by an increase in securities available for sale. Included within loans held for investment at year end were $7.531 billion of residential one-to-four unit adjustable rate mortgages subject to negative amortization. These loans comprised 69% of the single family residential loan portfolio held for investment at year end, compared to 85% a year ago. The amount of negative amortization included in loan balances increased $58 million during 2007 to $379 million or 5.03% of loans subject to negative amortization. At origination, these loans had a weighted average loan-to-value ratio of 73%. During the year, approximately 28% of loan interest income represented negative amortization, compared to 27% in the previous year and 16% in 2005.

Loan originations (including purchases) totaled $3.782 billion in 2007, down $4.047 billion or 51.7% from $7.829 billion originated in 2006. Loans originated for sale declined $1.903 billion or 54.8% to $1.572 billion, while single family loans originated for portfolio declined $2.040 billion or 48.9% to $2.129 billion. In addition to single family loans, $81 million of other loans were originated during 2007, down from $185 million a year ago.

Not included in the above originations are loans in which we modify the terms of the note for borrowers. During 2007, we modified $420 million of loans associated with our borrower retention program, wherein borrowers were current with their loan payments and the new interest rates were no less than those offered new borrowers, and $12 million of loans at below market interest rates in loan workout situations. Most of the modifications related to adjustable rate loans subject to negative amortization that were modified into adjustable rate loans where the interest rate is fixed for the first three to five years or adjustable rate loans with interest rates that adjust annually. Both of these products do not permit negative amortization.

Deposits totaled $10.496 billion at year end, down $1.289 billion or 10.9% from a year ago. Although deposits declined during the year, the number of checking accounts increased 5.7%. At year end, the number of branches totaled 172 (168 in California and four in Arizona). At year end, the average deposit size of our 82 traditional branches was $102 million, while the average deposit size of our 90 in-store branches was $24 million. During the year, borrowings declined by $1.413 billion and at year end represented 10.4% of total assets.

Non-performing assets increased during the year by $931 million to $1.042 billion and represented 7.77% of total assets, compared with 0.68% at year-end 2006. Of the increase, $401 million or about 43% represented loans modified as part of our borrower retention program that are current on their loan payments at December 31, 2007. This program was initiated at the beginning of the third quarter of 2007 to provide borrowers who are current with their loan payments a cost effective means to change from an adjustable rate loan subject to negative amortization to a less costly financing alternative. These loans are considered troubled debt restructurings because the modified interest rates were lower than the interest rates on the original loans and the loans were not re-underwritten to prove the new interest rates were, in fact, market interest rates for borrowers with similar credit quality. Even though the interest rates following modification were no less than those offered new borrowers, these loans have been placed on non-accrual status. Interest income will be recorded as these borrowers make their loan payments on a cash basis. If these borrowers perform pursuant to the modified terms for six consecutive months, the loans will be placed back on accrual status and, while still reported as troubled debt restructurings, they will no longer be classified as non-performing assets because the borrowers will have demonstrated an ability to perform in accordance with the loan modification and the interest rates are no less than those offered new borrowers at the time of modification.

To the extent borrowers whose loans were modified pursuant to our borrower retention program are current with their loan payments, it is relevant to distinguish them from total non-performing assets because, unlike other loans classified as non-performing assets, these loans are paying interest at interest rates no less than those offered new borrowers. At year-end 2007, approximately 95% of such borrowers had made all loan payments due. Accordingly, when these performing modified loans are excluded from the ratio of non-performing assets to total assets, the adjusted ratio drops to 4.78%, compared to the actual ratio of 7.77%.

At December 31, 2007, the Bank exceeded all regulatory capital requirements, with capital-to-asset ratios of 10.18% for both tangible and core capital and 19.01% for risk-based capital. These capital levels are significantly above the "well capitalized" standards defined by the federal banking regulators of 5% for core and tangible capital and 10% for risk-based capital. For further information, see Insurance of Deposit Accounts on page 13, Investments in Real Estate and Joint Ventures on page 55 and Regulatory Capital Compliance on page 80.

CRITICAL ACCOUNTING POLICIES

We have established various accounting policies which govern the application of accounting principles generally accepted in the United States of America in the preparation of our financial statements. Our significant accounting policies are described in Note 1 of Notes to the Consolidated Financial Statements beginning on page 92. Certain accounting policies require us to make significant estimates and assumptions which could have a material impact on the carrying value of certain assets and liabilities, and we consider these to be critical accounting policies. The estimates and assumptions are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Actual results could differ significantly from these estimates and assumptions which could have a material impact on the future carrying value of assets and liabilities and our results of operations for the reporting periods. Management has discussed the development and selection of these critical accounting policies with the Audit Committee of our Board of Directors.

We believe the following are critical accounting policies that require the most judicious estimates and assumptions, which are particularly susceptible to significant change in the preparation of our financial statements:

- The allowance for credit and real estate losses. The allowance for credit losses, which includes an allowance for loan losses reported as a reduction of outstanding loans and an allowance for loan-related commitments included in accounts payable and accrued liabilities, and the allowance for real estate losses reported as a reduction to real estate held for investment are maintained at amounts management deems adequate to cover inherent losses in the portfolios at the balance sheet date. We use an internal asset review system and credit loss allowance methodology designed to provide for the detection of problem assets and an adequate allowance to cover credit and real estate losses. Unless an individual loan or borrower relationship warrants separate analysis, we generally determine the allowance for credit losses related to loans under $5 million through a statistical analysis of the expected performance of each loan based on historic trends for similar types of borrowers, loans, collateral and economic circumstances. Those amounts may be adjusted based upon an analysis of macro-economic and other trends that are likely to affect a borrower's ability to repay their loan according to their loan terms. In determining the allowance for credit losses related to borrower relationships of $5 million or more, we evaluate the loans on an individual basis, including an analysis of the borrower's creditworthiness, cash flows and financial status, and the condition and the estimated value of the collateral. For troubled debt restructures of residential one-to-four unit loans, a specific valuation allowance is calculated as the difference between the recorded investment of the original loan and the present value of the expected cash flows of the modified loan (discounted at the effective interest rate of the original loan based on an expected life). This difference is recorded as a provision for credit losses in current earnings and subsequently amortized over the expected life of the loans as an adjustment to loan yield or as a reduction of the provision if the loan is prepaid. The allowance for credit and real estate losses totaled $350 million at December 31, 2007, compared with $62 million at December 31, 2006. For further information, see Allowance for Credit and Real Estate Losses on page 72 and Note 5 on page 102 and Note 6 on page 105 of Notes to the Consolidated Financial Statements.
- The valuation of interest rate lock commitments. We enter into commitments to make loans that we intend to sell to investors whereby the interest rate on the loan is set prior to funding. These interest rate lock commitments are considered to be derivatives and are recorded at fair value. This value is calculated using market sources, reduced by an anticipated fallout factor for interest rate lock commitments that are not expected to fund. At December 31, 2007, Downey had a notional amount of interest rate lock commitments identified to sell as part of its secondary marketing activities of $53 million, with a fair value gain of $0.2 million, compared with a notional amount of interest rate lock commitments of $197 million with a fair value loss of $0.7 million at December 31, 2006. For further information, see Note 1 on page 92 and Note 20 on page 120 of Notes to the Consolidated Financial Statements.

- The valuation of mortgage servicing rights ("MSRs"). The fair value of MSRs is measured using a discounted cash flow analysis based on available market quotes, anticipated prepayment speeds, a custodial account rate and market-adjusted discount rates. Market sources are used to determine prepayment speeds, the net cost of servicing per loan, inflation rate, and default and interest rates for mortgage loans. MSRs are reviewed for impairment based on their fair value. Impairment is measured on a disaggregated basis based upon the predominant risk characteristics of the underlying mortgage loans, which include loans by loan term and coupon rate stratified at 50 basis point increments. Impairment losses are recognized through a valuation allowance for each impaired stratum, with any associated provision recorded as a component of loan servicing income (loss), net. An impairment is considered permanent when the underlying loans have repaid faster than the amortization of the associated MSRs, thereby requiring a reduction in the carrying value of the MSR. The MSR valuation allowance totaled $2 million at December 31, 2007 and less than $1 million at December 31, 2006. For further information, see Note 1 on page 92 and Note 10 on page 109 of Notes to the Consolidated Financial Statements.
- The prepayment reserves related to sales of loans and of MSRs. The gains on sales of loans and of MSRs are recorded net of reserves for anticipated prepayments. These loans and MSR sales contracts typically contain provisions to refund sale price premiums to the purchaser if the related loans prepay during a period not to exceed 120 days from the sale's settlement date. Loan and MSR sales reserves are estimated using the prepayment experience of similar products. The estimates are updated during the 120 day period for actual payoffs. The reserve was less than $1 million at both December 31, 2007 and 2006. For further information, see Secondary Marketing Activities on page 41, Note 1 on page 92 and Note 10 on page 109 of Notes to the Consolidated Financial Statements.

RESULTS OF OPERATIONS

Net Interest Income

Net interest income is the difference between the interest and dividends earned on loans, mortgage-backed securities and investment securities ("interest-earning assets") and the interest paid on deposits and borrowings ("interest-bearing liabilities"). The spread between the yield on interest-earning assets and the cost of interest-bearing liabilities and the relative dollar amounts of these assets and liabilities principally affects net interest income.

Our net interest income totaled $423.8 million in 2007, down $94.8 million or 18.3% from 2006 and $12.5 million or 2.9% from 2005. The decline during 2007 reflected a lower level of interest-earning assets, which declined by $2.5 billion or 14.8% to $14.3 billion, and a lower effective interest rate spread, which averaged 2.96% in 2007, down 0.13% from 2006 but up 0.27% from 2005. Compared to a year ago, the effective interest rate spread was unfavorably impacted by a lower proportion of loan prepayment fees to the amount of deferred loan origination costs written-off as a result of those payoffs, which declined to 69% in the current year from 99% a year ago. This decline was primarily the result of a higher proportion of loans being repaid that were no longer subject to prepayment fees primarily due to the increasing age of the loan portfolio. In addition, the current year effective interest rate spread was unfavorably impacted by a higher proportion of non-performing assets and a higher proportion of interest-earning assets comprised of investment securities and adjustable rate mortgage loans where the interest rate is fixed for the first three to five years, both of which have lower yields than those of adjustable rate loans subject to negative amortization that comprised a larger proportion of interest-earning assets a year ago.

The following table presents for the years indicated the total dollar amount of:

- interest income from average interest-earning assets and resultant yields; and
- interest expense on average interest-bearing liabilities and resultant costs, expressed as rates.

The table also sets forth our net interest income, interest rate spread and effective interest rate spread. The effective interest rate spread reflects the relative level of interest-earning assets to interest-bearing liabilities and equals:

- the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities, divided by
- average interest-earning assets for the year.

The table also sets forth our net interest-earning balance—the difference between the average balance of interest-earning assets and the average balance of total deposits and borrowings—for the years indicated. We included non-accrual loans in the average interest-earning assets balance. We included interest from non-accrual loans in interest income only to the extent we received payments and believe we will recover the remaining principal balance of the loans. We computed average balances for the year using the average of each month's daily average balance during the years indicated.

(Dollars in Thousands)	2007 Average Balance	2007 Interest	2007 Average Yield/ Rate	2006 Average Balance	2006 Interest	2006 Average Yield/ Rate	2005 Average Balance	2005 Interest	2005 Average Yield/ Rate
Interest-earning assets:									
Loans:									
Loan prepayment fees		$ 52,054	0.42%		$ 101,219	0.64%		$ 70,849	0.46%
Write-off of deferred costs and premiums from loan payoffs		(74,995)	(0.60)		(102,204)	(0.65)		(80,243)	(0.52)
All other		908,397	7.27		1,081,776	6.90		842,934	5.45
Total loans	$12,495,977	885,456	7.09	$15,688,297	1,080,791	6.89	$ 15,461,684	833,540	5.39
Mortgage-backed securities	123	12	5.83	264	13	5.17	291	12	4.12
Investment securities [a]	1,812,913	94,629	5.22	1,113,878	53,001	4.76	762,131	29,297	3.84
Total interest-earning assets	14,309,013	$ 980,097	6.85%	16,802,439	$1,133,805	6.75%	16,224,106	$ 862,849	5.32%
Non-interest-earning assets	493,573			436,958			417,013		
Total assets	$14,802,586			$17,239,397			$ 16,641,119		
Transaction accounts:									
Non-interest-bearing checking [b]	$ 740,747	$ -	-%	$ 746,401	$ -	-%	$ 748,273	$ -	-%
Interest-bearing checking [b]	478,223	1,459	0.31	499,978	1,718	0.34	530,112	1,886	0.36
Money market	142,805	1,482	1.04	156,629	1,632	1.04	160,550	1,679	1.05
Regular passbook	1,152,565	10,946	0.95	1,503,867	15,082	1.00	2,221,129	23,732	1.07
Total transaction accounts	2,514,340	13,887	0.55	2,906,875	18,432	0.63	3,660,064	27,297	0.75
Certificates of deposit	8,623,048	425,174	4.93	9,055,959	399,158	4.41	7,335,869	242,765	3.31
Total deposits	11,137,388	439,061	3.94	11,962,834	417,590	3.49	10,995,933	270,062	2.46
FHLB advances and other borrowings [c]	1,789,993	103,991	5.81	3,457,357	184,343	5.33	4,087,217	143,230	3.50
Senior notes	198,358	13,207	6.66	198,178	13,195	6.66	198,009	13,184	6.66
Total deposits and borrowings	13,125,739	$ 556,259	4.24%	15,618,369	$ 615,128	3.94%	15,281,159	$ 426,476	2.79%
Other liabilities	234,682			328,436			250,251		
Stockholders' equity	1,442,165			1,292,592			1,109,709		
Total liabilities and stockholders' equity	$14,802,586			$17,239,397			$ 16,641,119		
Net interest income/interest rate spread		$ 423,838	2.61%		$ 518,677	2.81%		$ 436,373	2.53%
Excess of interest-earning assets over deposits and borrowings	$ 1,183,274			$ 1,184,070			$ 942,947		
Effective interest rate spread			2.96			3.09			2.69

[a] Yields for securities available for sale are calculated using historical cost balances and are not adjusted for changes in fair value that are reflected as a separate component of stockholders' equity.

[b] Included amounts swept into money market deposit accounts.

[c] Included the impact of interest rate swap contracts, with notional amounts totaling $430 million of receive-fixed, pay-3-month London Inter-Bank Offered Rate ("LIBOR") variable interest, which contracts serve as a permitted hedge against a portion of our FHLB advances.

Changes in our net interest income are a function of changes in both rates and volumes of interest-earning assets and interest-bearing liabilities. The following table sets forth information regarding changes in our interest income and expense for the years indicated. For each category of interest-earning assets and interest-bearing liabilities, we have provided information on changes attributable to:

- changes in volume: changes in volume multiplied by comparative period rate;
- changes in rate: changes in rate multiplied by comparative period volume; and
- changes in rate/volume: changes in rate multiplied by changes in volume.

Interest-earning asset and interest-bearing liability balances used in the calculations represent annual average balances computed using the average of each month's daily average balance during the years indicated.

	2007 Versus 2006 Changes Due To				*2006 Versus 2005 Changes Due To*			
(In Thousands)	*Volume*	*Rate*	*Rate/ Volume*	*Net*	*Volume*	*Rate*	*Rate/ Volume*	*Net*
Interest income:								
Loans	$ (219,924)	$ 30,871	$ (6,282)	$ (195,335)	$ 12,217	$ 231,639	$ 3,395	$ 247,251
Mortgage-backed securities	(2)	2	(1)	(1)	-	1	-	1
Investment securities	33,262	5,140	3,226	41,628	13,522	6,967	3,215	23,704
Change in interest income	(186,664)	36,013	(3,057)	(153,708)	25,739	238,607	6,610	270,956
Interest expense:								
Transaction accounts:								
Interest-bearing checking	(75)	(192)	8	(259)	(108)	(64)	4	(168)
Money market	(144)	-	(6)	(150)	(41)	(6)	-	(47)
Regular passbook	(3,523)	(800)	187	(4,136)	(7,663)	(1,457)	470	(8,650)
Total transaction accounts	(3,742)	(992)	189	(4,545)	(7,812)	(1,527)	474	(8,865)
Certificates of deposit	(19,081)	47,361	(2,264)	26,016	56,923	80,577	18,893	156,393
Total interest-bearing deposits	(22,823)	46,369	(2,075)	21,471	49,111	79,050	19,367	147,528
FHLB advances and other borrowings	(88,902)	16,515	(7,965)	(80,352)	(22,071)	74,695	(11,511)	41,113
Senior notes	12	-	-	12	11	-	-	11
Change in interest expense	(111,713)	62,884	(10,040)	(58,869)	27,051	153,745	7,856	188,652
Change in net interest income	$ (74,951)	$ (26,871)	$ 6,983	$ (94,839)	$ (1,312)	$ 84,862	$ (1,246)	$ 82,304

Provision for Credit Losses

During 2007, provision for credit losses totaled $310.1 million, compared with $26.6 million in 2006 and $2.3 million in 2005. The increase to the allowance this year primarily reflected further increases in delinquent loans and declines in the value of underlying home collateral due to the continued weakening and uncertainty relative to the housing market. This has been particularly true in certain geographic areas such as the greater Sacramento, Stockton, Modesto and Monterey areas of Northern California, the Inland Empire and San Diego County. As a result, an increase in the allowance for credit losses was deemed appropriate. Also, of the current year provision for credit losses, $39.5 million is related to the creation of a specific allowance associated with certain troubled debt restructurings resulting from our borrower retention program which is discussed more fully in the section entitled Non-Performing Assets and Troubled Debt Restructurings on page 67. The increase in the prior year provision for credit losses reflected an increase in unsold housing inventory, a decline in home prices, and increases in both negative amortization balances and loan defaults. These trends are typically leading indicators of increased losses.

For further information, see Allowance for Credit Real Estate Losses on page 72.

Other Income

Our total other income was $46.5 million in 2007, down $46.7 million or 50.1% from $93.1 million in 2006 and down $123.5 million from 2005. The decline from 2006 primarily reflected:

- a $23.3 million decrease in net gains on sales of loans and mortgage-backed securities due to declines in both the volume of loans sold and gain per dollar of loan sold; and
- a $17.8 million unfavorable change in income from real estate and joint ventures held for investment, as the current year included writedowns to reflect declines in the value of single family home lots in which the company is a joint venture partner and net gains from sales were below a year ago.

Total other income declined $76.8 million during 2006 due primarily to a $76.3 million decrease in net gains on sales of loans and mortgage-backed securities due to a lower volume of loans sold and, to a lesser extent, a lower gain per dollar of loan sold; and a $2.7 million unfavorable change in loan servicing activities due primarily to increases in payoff curtailment interest losses and a unfavorable change in MSR valuations. Those favorable items were partially offset by a $4.2 million increase in income from real estate and joint ventures held for investment due primarily to higher gains from sales.

Below is a further discussion of the major other income categories.

Loan and Deposit Related Fees

Loan and deposit related fees totaled $36.1 million in 2007, down $0.1 million from 2006 and $0.4 million from 2005. During 2007, our loan related fees declined $1.2 million or 30.7% due to lower loan originations, while our deposit related fees increased $1.1 million or 3.4%, due primarily to higher fees from our checking accounts.

The following table presents a breakdown of loan and deposit related fees during the years indicated.

(In Thousands)	*2007*	*2006*	*2005*
Loan related fees	$ 2,700	$ 3,894	$ 5,525
Deposit related fees:			
Automated teller machine fees	9,317	9,324	10,588
Other fees	24,037	22,933	20,383
Total loan and deposit related fees	$36,054	$36,151	$36,496

Real Estate and Joint Ventures Held for Investment

We recorded a loss in our real estate and joint ventures held for investment of $6.9 million in 2007, compared to income of $11.0 million in 2006 and $6.7 million in 2005. The current year unfavorable change was primarily attributed to writedowns of $8.8 million to reflect declines in the value of single family home lots in which the company is a joint venture partner and lower net gains from sales of $8.9 million (declines of $3.0 million in gains from sales of wholly owned real estate and $5.9 million in gains related to joint venture projects). The writedowns and lower gains related to joint ventures is reported within equity (deficit) in net income (loss) from joint ventures.

The table below sets forth the key components comprising our income (loss) from real estate and joint venture operations during the years indicated.

(In Thousands)	*2007*	*2006*	*2005*
Net rental operations and income from community development funds	$ 1,121	$ 871	$ 1,342
Net gains on sales of wholly owned real estate	22	3,051	477
Equity (deficit) in net income (loss) from joint ventures	(7,709)	7,031	3,582
(Provision for) reduction of losses on real estate and joint ventures	(319)	-	1,333
Total income (loss) from real estate and joint ventures held for investment, net	$ (6,885)	$10,953	$ 6,734

For additional information, see Investments in Real Estate and Joint Ventures on page 55, Allowance for Credit and Real Estate Losses on page 72 and Note 6 of Notes to Consolidated Financial Statements on page 105.

Secondary Marketing Activities

A loss of \$3.2 million was recorded from our loan servicing activities in 2007, compared with a loss of \$0.6 million in 2006 and income of \$2.1 million in 2005. The primary reason for the \$2.6 million unfavorable change from 2006 was a \$2.4 million provision for impairment of MSRs, compared to \$0.1 million in 2006. Also, the current year payoff and curtailment interest cost category increased \$1.3 million from 2006. These unfavorable changes were partially offset by higher cash servicing fees of \$0.7 million. At December 31, 2007, loans we serviced with capitalized MSRs totaled \$2.4 billion, virtually unchanged from both December 31, 2006 and December 31, 2005. In addition to the loans we serviced for others with capitalized MSRs, we serviced \$3.1 billion of loans at December 31, 2007 on a sub-servicing basis for which we have no risk associated with changing MSR values. On loans we sub-service, we receive a fixed fee per loan each month from the owner of the MSRs.

The following table presents a breakdown of the components of our loan servicing income (loss), net for the years indicated.

(In Thousands)	*2007*	*2006*	*2005*
Net cash servicing fees	\$ 7,028	\$ 6,370	\$ 7,091
Payoff and curtailment interest cost [a]	(3,785)	(2,533)	(1,047)
Amortization of mortgage servicing rights	(4,026)	(4,370)	(5,156)
(Provision for) reduction of impairment of mortgage servicing rights	(2,396)	(61)	1,171
Total loan servicing income (loss), net	\$ (3,179)	\$ (594)	\$ 2,059

[a] Represents the difference between the contractual obligation to pay interest to the investor for an entire month and the actual interest received when a loan prepays prior to the end of the month. However, loan servicing activities do not include the benefit of the use of total loan repayments to increase net interest income.

Sales of loans and mortgage-backed securities we originated declined in 2007 to \$1.8 billion, from \$3.5 billion in 2006 and \$8.3 billion in 2005. Of those sold in 2007, \$769 million were nontraditional residential one-to-four unit loans. Net gains associated with sales in 2007 totaled \$20.3 million, down from \$43.6 million in 2006 and \$120.0 million in 2005. Included in these gains was the SFAS 133 impact of valuing derivatives associated with the sale of loans, for which we recorded a gain of \$0.1 million in 2007, compared with a loss of \$1.1 million in 2006 and a gain of \$3.6 million in 2005. Excluding the SFAS 133 impact, a gain of \$20.2 million or 1.12% of loans sold was realized in 2007, down from both 1.27% in 2006 and 1.40% in 2005. Net gains included capitalized MSRs of \$5.6 million in 2007, compared with \$5.3 million in 2006 and \$6.4 million in 2005.

The following table presents a breakdown of the components of our net gains on sales of loans and mortgage-backed securities for the years indicated.

(In Thousands)	*2007*	*2006*	*2005*
Mortgage servicing rights	\$ 5,606	\$ 5,266	\$ 6,424
All other components excluding SFAS 133	14,606	39,457	109,925
SFAS 133	104	(1,108)	3,612
Total net gains on sales of loans and mortgage-backed securities	\$ 20,316	\$ 43,615	\$ 119,961
Secondary marketing gain excluding SFAS 133 as a percentage of associated sales	1.12%	1.27%	1.40%

For additional information concerning MSRs, see Note 10 of Notes to Consolidated Financial Statements on page 109.

Securities Available for Sale

We had no sales of investment securities in 2007 or 2006, compared with gains from sales of less than \$1 million in 2005. These securities were classified as available for sale. No securities were held as a partial economic hedge during or at year-end 2007.

Operating Expense

Our operating expense totaled $258.0 million in 2007, an increase of 6.1% from $243.2 million in 2006 and an increase of 10.5% from $233.6 million in 2005. The current year increase was due primarily to higher costs from our operations of real estate acquired in settlement of loans, which increased $9.2 million to $9.5 million. Our increase in costs of operations of real estate acquired in settlement of loans was due to a higher number of foreclosed properties, as the inventory of single family homes available for sale totaled 326 at year end, up from 33 a year ago, and we had one property comprising 113 single family lots. Our general and administrative expense increased $5.6 million or 2.3%. The increase was primarily in deposit insurance premiums, up $3.7 million, premises and equipment cost, up $3.0 million, and professional fees, up $0.9 million. Those increases were partially offset by lower salaries and related costs of $2.2 million. In 2007, the FDIC changed the deposit insurance premium rates and issued a one-time assessment credit of $5.8 million to recognize our past contributions to the deposit insurance fund. Excluding that credit, our deposit insurance premiums and regulatory assessments would have increased by $9.6 million from a year ago.

The following table presents a breakdown of key components comprising operating expense during the years indicated.

(In Thousands)	*2007*	*2006*	*2005*
Salaries and related costs	$ 158,813	$ 161,060	$ 153,749
Premises and equipment costs	37,924	34,959	32,271
Advertising expense	5,912	6,227	6,068
Deposit insurance premiums and regulatory assessments	10,175	6,439	3,795
Professional fees	2,695	1,793	1,208
Other general and administrative expense	33,003	32,477	36,556
Total general and administrative expense	248,522	242,955	233,647
Net operation of real estate acquired in settlement of loans	9,486	250	(96)
Total operating expense	$ 258,008	$ 243,205	$ 233,551

Provision for Income Taxes

Our effective tax rate was 42.1% for 2007, compared with 41.6% for 2006 and 42.1% for 2005. The effective tax rate in each year is affected by various items, including interest expense related to payments of prior year taxes, reductions to federal tax expense due to the settlement of prior year tax return issues and adjustments to income tax reserves related to management's favorable assessment of our income tax exposure. The net impact of these items was $0.2 million of expense in 2007 and expense reductions of $1.5 million in 2006 and $0.2 million in 2005. See Note 1 on page 92 and Note 16 on page 114 of Notes to the Consolidated Financial Statements for a further discussion of income taxes and an explanation of the factors which impact our effective tax rate.

Business Segment Reporting

The previous discussion and analysis of the Results of Operations pertained to our consolidated results. This section discusses and analyzes the results of operations of our two business segments: banking and real estate investment. For a description of these business segments and the relevant accounting policies, see Item 1. Business on page 1 and Note 1 on page 92 and Note 22 on page 127 of Notes to Consolidated Financial Statements.

The following table presents by business segment our net income for the years indicated.

(In Thousands)	*2007*	*2006*	*2005*
Banking net income (loss)	$ (53,096)	$ 191,349	$ 210,926
Real estate investment net income (loss)	(3,503)	8,307	3,551
Total net income (loss)	$ (56,599)	$ 199,656	$ 214,477

Banking

Our banking operations had a net loss of $53.1 million in 2007, compared to net income of $191.3 million in 2006 and $210.9 million in 2005. The $419.7 million unfavorable change in 2007 of pre-tax income/(loss) primarily reflected the following:

- A $283.5 million increase in provision for credit losses;
- A $94.8 million or 18.3% decline in net interest income due to a lower level of interest-earning assets and a lower effective interest rate spread;
- A $23.3 million or 53.4% decline in net gains on the sale of loans and mortgage-backed securities due to both a lower level of loans sold and gain per dollar of loan sold; and
- A $13.5 million increase in operating expense, of which $9.2 million related to higher costs associated with the operation of real estate acquired in settlement of loans.

During 2006, net income from our banking operations decreased $19.6 million. Contributing to the decline was a $76.3 million decrease in net gains on sales of loans and mortgage-backed securities due to a lower volume of loans sold and, to a lesser extent, a lower gain per dollar of loan sold; a $24.3 million increase in provision for credit losses; and a $12.3 million or 5.3% increase in operating expense. Those unfavorable items were partially offset by a $81.6 million or 18.7% increase in net interest income, primarily due to a higher effective interest rate spread.

The table below sets forth banking operational results and selected financial data for the years indicated.

(In Thousands)	*2007*	*2006*	*2005*
Net interest income	$ 422,564	$ 517,321	$ 435,771
Provision for credit losses	310,131	26,604	2,263
Other income, net	52,480	80,498	161,984
Operating expense	256,738	243,245	230,946
Net intercompany income (expense)	68	(34)	(93)
Income (loss) before income taxes (tax benefits)	(91,757)	327,936	364,453
Income taxes (tax benefits)	(38,661)	136,587	153,527
Net income (loss)	$ (53,096)	$ 191,349	$ 210,926
At period end			
Assets:			
Loans and mortgage-backed securities, net	$ 11,136,655	$ 14,170,750	$ 15,821,923
Other	2,258,746	2,025,790	1,265,220
Total assets	13,395,401	16,196,540	17,087,143
Equity	$ 1,334,417	$ 1,393,235	$ 1,204,515

Real Estate Investment

Our real estate investment operations had a loss of $3.5 million in 2007, compared to income of $8.3 million in 2006 and $3.6 million in 2005. The unfavorable pretax change of $20.1 million during 2007 was due primarily to impairment writedowns of $8.8 million to reflect declines in the value of single family home lots in which the company is a joint venture partner and declines in net gains from sales of $8.9 million.

The increase during 2006 was primarily due to a $7.6 million increase from gains on sales and a $1.2 million reversal of a litigation reserve established in prior periods due to the successful outcome of a legal matter.

The table below sets forth real estate investment operational results and selected financial data for the years indicated.

(In Thousands)	*2007*	*2006*	*2005*
Net interest income	$ 1,274	$ 1,356	$ 602
Other income	(6,004)	12,645	7,948
Operating expense	1,270	(40)	2,605
Net intercompany income (expense)	(68)	34	93
Income (loss) before income taxes (tax benefits)	(6,068)	14,075	6,038
Income taxes (tax benefits)	(2,565)	5,768	2,487
Net income (loss)	$ (3,503)	$ 8,307	$ 3,551
At period end			
Assets:			
Investments in real estate and joint ventures	$68,679	$59,843	$49,344
Other	19,023	28,548	28,418
Total assets	87,702	88,391	77,762
Equity	$74,046	$77,549	$69,242

For a further discussion regarding income from real estate investment, see Real Estate and Joint Ventures Held for Investment on page 40, and for information regarding related assets, see Investments in Real Estate and Joint Ventures on page 55.

FINANCIAL CONDITION

Loans and Mortgage-Backed Securities

Total loans and mortgage-backed securities, including those we hold for sale, declined $3.0 billion or 21.4% from year-end 2006 to a total of $11.1 billion or 83.1% of total assets at December 31, 2007. The decline occurred primarily in loans held for investment, which were down $2.8 billion as repayments exceeded portfolio originations.

Our loan originations, including loans purchased, totaled $3.8 billion in 2007, down from $7.8 billion in 2006 and $15.1 billion in 2005. During 2007, originations of one-to-four unit residential loans declined by $3.9 billion to $3.7 billion. Of the total one-to-four unit residential loans originated, $2.1 billion or 58% were for portfolio, with the balance for sale in the secondary market. Our prepayment speed, which measures the annualized percentage of loans repaid, for one-to-four unit residential loans held for investment was 37% during 2007, compared with 39% in 2006 and 38% in 2005. Refinancing activities related to residential one-to-four unit loans, including new loans to refinance existing loans which we or other lenders originated, constituted 85% of originations during 2007, down from 87% during 2006 but up from 80% during 2005. Loan originations other than one-to-four unit residential declined $104 million to $81 million in 2007, primarily due to a lower level of originations of residential five or more units and land development loans.

Not included in the above originations are loans in which we modified the terms of the note for borrowers. During 2007, we modified $420 million of loans associated with our borrower retention program. This program provided borrowers who were current with their loan payments to change from an adjustable rate loan subject to negative amortization to less costly financing alternatives, albeit at new interest rates that were no less than those offered new borrowers. Most of these modifications involved adjustable rate loans subject to negative amortization that were modified into either adjustable rate loans whereby the interest rate is fixed for the first three to five years or adjustable rate loans whereby the interest rate adjusts annually. Neither of these products permit negative amortization. An additional $12 million of loans were modified at below market interest rates in loan workout situations.

We originate one-to-four unit residential mortgage loans both with and without loan origination fees. In mortgage transactions for which we charge no origination fees, we receive a higher interest rate than those for which we charge fees. In addition, a prepayment fee on loans with no origination fees is generally required if prepaid within the first three years. These loans generally result in deferrable loan origination costs exceeding loan origination fees.

Originations of adjustable rate residential one-to-four unit loans for portfolio, including loans purchased, totaled $2.1 billion in 2007, down from $4.2 billion in 2006 and $7.1 billion in 2005. Of the 2007 total:

- 62% were adjustable – fixed for 3-5 years, compared with 27% in 2006;
- 22% were adjustable rate loans tied to either the LIBOR index, which typically adjust every six months, or the Constant Maturity Treasury ("CMT") index; and
- 16% were adjustable rate loans tied to either the FHLB Eleventh District Cost of Funds Index ("COFI") or the 12-month moving average of yields on actively traded U.S. Treasury securities adjusted to a constant maturity of one year ("MTA") index and generally have rates that adjust monthly and provide for negative amortization, compared with 65% in 2006. Of these two indexes, loans tied to the COFI index represented 96% of originations, compared with 90% in 2006.

The following table sets forth loans originated, including purchases, for investment and for sale during the years indicated.

(In Thousands)	2007	2006	2005	2004	2003
Loans originated and purchased					
Loan investment portfolio:					
Residential one-to-four units:					
Adjustable by index:					
COFI	$ 334,364	$ 2,431,406	$ 5,578,906	$ 5,995,317	$ 1,077,726
MTA	12,574	268,360	1,481,639	1,505,413	1,795,628
LIBOR	385,171	229,374	14,188	667,227	405,080
CMT	74,115	125,783	-	-	-
Adjustable – fixed for 3-5 years	1,321,510	1,113,255	5,827	124,008	1,353,320
Fixed	873	224	525	482	22,647
Total residential one-to-four units	2,128,607	4,168,402	7,081,085	8,292,447	4,654,401
Other	80,801	185,078	305,639	628,715	377,355
Total for investment portfolio	2,209,408	4,353,480	7,386,724	8,921,162	5,031,756
Sale portfolio [(a)]	1,572,424	3,475,552	7,715,200	6,783,718	6,223,868
Total for investment and sale portfolios	$ 3,781,832	$ 7,829,032	$ 15,101,924	$ 15,704,880	$ 11,255,624

[(a)] Primarily residential one-to-four unit loans.

The following table sets forth our investment portfolio of residential one-to-four unit adjustable rate loans by index, excluding our adjustable–fixed for 3-5 year loans which are still in their initial fixed rate period, at the dates indicated.

	December 31,									
	2007		2006		2005		2004		2003	
(Dollars in Thousands)	*Amount*	*% of Total*	*Amount*	*% of Total*	*Amount*	*% of Total*	*Amount*	*% of Total*	*Amount*	*% of Total*
Loan Investment Portfolio										
Residential one-to-four units:										
Adjustable by index:										
COFI	$ 6,383,837	75%	$ 9,231,837	77%	$ 10,733,770	76%	$ 8,461,835	72%	$ 4,819,852	61%
MTA	1,256,672	15	2,094,828	18	2,846,273	20	2,224,130	19	2,503,336	32
LIBOR	444,483	5	364,537	3	410,010	3	908,596	8	403,450	5
Other, primarily CMT	394,829	5	209,191	2	155,498	1	119,475	1	185,437	2
Total adjustable loans [(a)]	$ 8,479,821	100%	$ 11,900,393	100%	$ 14,145,551	100%	$ 11,714,036	100%	$ 7,912,075	100%

[(a)] Excludes residential one-to-four unit adjustable–fixed for 3-5 year loans still in their initial fixed rate period.

At December 31, 2007, $7.5 billion or 69% of our total residential one-to-four unit loans held for investment were subject to negative amortization, of which $379 million or 5.03% represented the amount of negative amortization included in the loan balance. The amount of negative amortization included in the loan balance increased $58 million during 2007, as borrowers took advantage of the flexibility of this product. During 2007, approximately 28% of our loan interest income represented negative amortization, compared to 27% in 2006 and 16% in 2005. At origination, these loans had a weighted average loan-to-value ratio of 73%. In addition, $2.7 billion or 25% of our residential one-to-four unit loans held for investment represented loans requiring interest only payments over the initial terms of the loans, generally the first three to five years.

The following table sets forth our investment portfolio of residential one-to-four unit adjustable rate loans subject to negative amortization and with interest only payments, along with negative amortization included in the loan balance, loan to value ratio information and weighted average age of the loans, at the dates indicated.

	December 31,					
(Dollars in Thousands)	*Loan Balance*	*% of Total*	*Negative Amortization Included in the Loan Balance*	*Loan to Value Ratio at Origination*	*Current Loan to Value Ratio* [(a)]	*Weighted Average Age (Months)*
Loan Investment Portfolio						
Residential one-to-four units subject to negative amortization:						
2007:						
With negative amortization:						
Balance less than or equal to original loan amount	$ 189,508	3%	$ 1,253	70%	69%	37
Balance greater than original loan amount	6,501,649	86	377,411	74	78	29
Total with negative amortization	6,691,157	89	378,664	74	78	30
Not utilizing negative amortization	839,433	11	-	69	65	55
Total loans subject to negative amortization	$ 7,530,590	100%	$ 378,664	73%	77%	32
As a percentage of total residential one-to-four unit loans	69%					
Total loans with interest only payments	$ 2,745,117			70%	70%	16
As a percentage of total residential one-to-four unit loans	25%					
2006:						
With negative amortization:						
Balance less than or equal to original loan amount	$ 477,873	4%	$ 1,933	70%	69%	31
Balance greater than original loan amount	9,320,945	83	318,533	73	76	20
Total with negative amortization	9,798,818	87	320,466	73	75	21
Not utilizing negative amortization	1,401,052	13	-	69	65	41
Total loans subject to negative amortization	$ 11,199,870	100%	$ 320,466	73%	74%	23
As a percentage of total residential one-to-four unit loans	85%					
Total loans with interest only payments	$ 1,578,202			69%	68%	12
As a percentage of total residential one-to-four unit loans	12%					

[(a)] Based on current loan balance relative to the lower of the appraised value or sales price at time of origination.

Our adjustable rate loans subject to negative amortization require a payment recast every five years and additionally when the loan balance reaches the maximum permissible level of negative amortization, while interest only loans require a payment recast when the initial fixed rate or interest only period expires. At payment recast, the fully-indexed interest rate is used to calculate a new monthly loan payment that provides for full amortization of the loan balance over the remaining term of the loan. Generally, the new loan payment is significantly higher and therefore default risk typically increases. We have other adjustable rate loans that also are subject to payment recasts but the new loan payments are not likely to be as severe as those associated with loans subject to negative amortization or interest only payments because the original loan payments already include principal amortization.

The following table sets forth projected first-time loan payment recasts for our residential one-to-four unit adjustable rate loans subject to negative amortization and interest only payments for the four quarters of 2008 and the annual periods of 2008, 2009 and 2010, but excludes payment recasts projected beyond 2010. To determine projected first-time loan payment recasts, we assumed that borrowers will continue to utilize negative amortization at the same rate as they did in the preceding 12 months and no loans prepay. Therefore, the projected recast amounts may be overstated as some portion of these loans is likely to prepay or be modified as part of our borrower retention or loan workout programs. For example, at the end of 2006, we forecasted that $1.4 billion of loans subject to negative amortization would recast for the first-time in 2007, of which $527 million did recast while:

- $552 million paid off;
- $162 million were modified during 2007 as part of our borrower retention program prior to recast;
- $106 million did not recast during 2007 as borrowers reduced their utilization of negative amortization;
- $17 million were foreclosed upon; and
- $6 million were modified as part of our loan workout program.

	Projected First-Time Loan Recasts at December 31, 2007 for						
(Dollars in Thousands)	*1st Quarter 2008*	*2nd Quarter 2008*	*3rd Quarter 2008*	*4th Quarter 2008*	*Year Ended 2008*	*Year Ended 2009*	*Year Ended 2010*
Loan Investment Portfolio							
Residential one-to-four units:							
Loans subject to negative amortization	$ 705,018	$ 967,339	$ 865,604	$ 593,525	$3,131,486	$1,776,267	$ 901,161
Loans with interest only payments	-	96,532	12,567	2,218	111,317	181,898	30,366
Total	$ 705,018	$1,063,871	$ 878,171	$ 595,743	$3,242,803	$1,958,165	931,527
As a percentage of total residential one-to-four unit loans	6%	10%	8%	5%	30%	18%	9%

At year-end 2007, 17% of our residential one-to-four unit loans were originated in 2007, with an additional 27% in 2006 and 32% in 2005, which are relatively new and unseasoned. The following table sets forth our investment portfolio of residential one-to-four unit loans by year of origination segregated by those subject to negative amortization, those with interest only payments and all others at the dates indicated. From year to year, loans may change categories due to modification.

	Loans by Year of Origination					
(Dollars in Thousands)	*2003 and Prior*	*2004*	*2005*	*2006*	*2007*	*Balance*
Loan Investment Portfolio						
Residential one-to-four units:						
At December 31, 2007:						
Loans subject to negative amortization	$ 624,937	$ 1,440,183	$ 3,144,364	$ 1,888,298	$ 432,808	$ 7,530,590
Loans with interest only payments	125,118	108,723	183,345	1,024,462	1,303,469	2,745,117
All other loans	214,360	47,660	99,946	78,344	161,211	601,521
Total residential one-to-four units	$ 964,415	$ 1,596,566	$ 3,427,655	$ 2,991,104	$ 1,897,488	$10,877,228
As a percentage of total residential one-to-four unit loans	9%	15%	32%	27%	17%	100%
	2002 and Prior	*2003*	*2004*	*2005*	*2006*	*Balance*
At December 31, 2006:						
Loans subject to negative amortization	$ 676,964	$ 463,638	$ 2,862,683	$ 4,713,128	$ 2,483,457	$11,199,870
Loans with interest only payments	-	178,416	97,103	12,446	1,290,237	1,578,202
All other loans	225,312	78,341	28,146	7,329	109,804	448,932
Total residential one-to-four units	$ 902,276	$ 720,395	$ 2,987,932	$ 4,732,903	$ 3,883,498	$13,227,004
As a percentage of total residential one-to-four unit loans	7%	5%	23%	36%	29%	100%

At year-end 2007, 89% of our real estate loans were concentrated and secured by properties located in California. The following table sets forth the major geographic distribution of our investment portfolio of residential one-to-four unit loans at the dates indicated.

	December 31,			
	2007		2006	
(Dollars in Thousands)	*Amount*	*% of Total*	*Amount*	*% of Total*
Loan Investment Portfolio				
Residential one-to-four units:				
California county:				
Los Angeles	$ 2,000,364	18%	$ 2,503,267	19%
San Diego	1,255,132	12	1,524,947	11
Orange	877,618	8	1,066,863	8
Santa Clara	849,659	8	936,406	7
Alameda	538,137	5	618,164	5
Riverside	537,485	5	677,960	5
Contra Costa	476,209	4	563,727	4
San Bernardino	338,590	3	431,193	3
Sacramento	325,473	3	395,679	3
San Mateo	273,983	3	340,691	3
All other counties	2,182,131	20	2,642,564	20
Total California	9,654,781	89	11,701,461	88
Arizona	466,600	4	523,532	4
All other states	755,847	7	1,002,011	8
Total residential one-to-four units	$ 10,877,228	100%	13,227,004	100%

The following table sets forth our investment portfolio of residential one-to-four unit loans by the Fair Isaac Corporation credit score model ("FICO") of the borrower at origination at the dates indicated.

	December 31,			
	2007		2006	
(Dollars in Thousands)	*Amount*	*% of Total*	*Amount*	*% of Total*
Loan Investment Portfolio				
Residential one-to-four units:				
FICO score at Origination:				
620 or below	$ 407,764	4%	$ 645,004	5%
621 to 659	2,573,185	24	3,344,594	25
660 to 719	4,122,326	38	5,095,599	39
720 and above	3,630,721	33	3,964,348	30
Not available	143,232	1	177,459	1
Total residential one-to-four units	$ 10,877,228	100%	$ 13,227,004	100%
Weighted average FICO score for loan investment portfolio of residential one-to-four units	697		692	

The following table sets forth our investment portfolio of residential one-to-four unit loans by original loan-to-value ratio at the dates indicated. For this table, if private mortgage insurance has been removed, the loan-to-value ratios have been updated to reflect the current loan balance and an updated appraisal.

	December 31,					
	2007			*2006*		
(Dollars in Thousands)	*Amount*	*% of Total*	*% of Total*	*Amount*	*% of Total*	*% of Total*
Loan Investment Portfolio						
Residential one-to-four units:						
80% or below:						
60% or less	$ 1,539,989	15%	14%	$ 1,940,772	15%	15%
61% to 70%	1,931,397	19	18	2,349,016	19	18
71% to 80%	6,866,261	66	63	8,271,605	66	62
Total 80% or below	10,337,647	100	95	12,561,393	100	95
81% to 85%:						
With private mortgage insurance:						
MGIC	7,805	9		5,935	6	
RMIC	42,231	51		45,584	47	
UGI	31,131	38		42,779	44	
All others	1,452	2		2,385	3	
Total with private mortgage insurance	82,619	100	1	96,683	100	1
Without private mortgage insurance	1,728		-	1,789		-
Total 81% to 85%	84,347		1	98,472		1
86% to 90%:						
With private mortgage insurance:						
MGIC	19,563	10		20,411	9	
RMIC	107,673	58		129,320	56	
UGI	53,423	29		73,780	32	
All others	4,959	3		7,960	3	
Total with private mortgage insurance	185,618	100	2	231,471	100	2
Without private mortgage insurance	4,624		-	5,960		-
Total 86% to 90%	190,242		2	237,431		2
90% and above:						
With private mortgage insurance:						
MGIC	19,981	9		24,574	8	
RMIC	132,823	57		164,307	55	
UGI	73,066	31		100,030	33	
All others	7,398	3		11,635	4	
Total with private mortgage insurance	233,268	100%	2	300,546	100%	2
Without private mortgage insurance [(a)]	28,778		-	25,569		-
Total 90% and above	262,046		2	326,115		2
Not available	2,946		-	3,593		-
Total residential one-to-four units	$10,877,228		100%	$13,227,004		100%
Weighted average loan-to-value ratio for loan investment portfolio of residential one-to-four units	72%			72%		

[(a)] Primarily related to Community Reinvestment Act activities.

In addition to the other credit risks already identified, 82% of our residential one-to-four unit loans held for investment at year-end 2007 were underwritten based on borrower stated income and asset verification and an additional 7% were underwritten with no verification of either borrower income or assets.

Credit risks are mitigated primarily by various minimum borrower credit requirements and maximum loan-to-value ratio limitations. For example, at December 31, 2007, the average loan-to-value ratio at origination of our residential one-to-four unit loan portfolio was 72%. However, even with these requirements and limitations, our risk mitigation strategy is limited by potential defects in the underwriting process as well as potential changes in the loan-to-value ratio due to negative amortization and declines in home values after the loans were originated. For example, while residential property values increased in the past thereby further reducing our exposure to credit risk, home value declines emerged in 2006 and are continuing in most markets in which we lend. The uncertainty of future home value changes may materially impact the risk associated with our loan portfolio since 44% of these loans were originated in the last two years. For further information, see Residential Real Estate Lending on page 4, and Risk Factors on page 22.

We originated $11 million of home equity loans and lines of credit in 2007, down from $27 million in 2006 and $159 million in 2005. We originated $1 million of loans secured by multi-family properties in 2007, compared with $70 million in 2006 and none in 2005. During 2007, we originated $55 million of construction loans, compared to $34 million in 2006 and $97 million in 2005. Our origination of land development loans totaled $6 million in 2007, down from $49 million in 2006 and $46 million in 2005. Origination of commercial non-mortgage loans totaled $1 million in 2007, with none in 2006. Origination of consumer loans totaled $5 million in 2007, unchanged from 2006 and up from $3 million in 2005.

At December 31, 2007, our unfunded loan application pipeline totaled $741 million. Within that pipeline, we had commitments to borrowers for short-term interest rate locks, before the reduction of expected fallout, of $278 million, of which $82 million were related to residential one-to-four unit loans being originated for sale in the secondary market. Furthermore, we had commitments for undrawn lines of credit of $248 million and loans in process of $59 million. We believe our current sources of funds will be adequate relative to these obligations.

The following table sets forth the origination, purchase and sale activity relating to our loans and mortgage-backed securities during the years indicated.

(In Thousands)	*2007*	*2006*	*2005*	*2004*	*2003*
Investment Portfolio					
Loans originated:					
Loans secured by real estate:					
Residential one-to-four units:					
Adjustable	$ 806,224	$ 3,033,321	$ 7,012,206	$ 7,930,764	$ 3,260,914
Adjustable – fixed for 3-5 years	1,321,510	1,113,255	5,827	124,008	704,318
Fixed	873	155	525	284	21,915
Total residential one-to-four units	2,128,607	4,146,731	7,018,558	8,055,056	3,987,147
Home equity loans and lines of credit	11,493	26,512	158,697	528,453	176,820
Residential five or more units – adjustable	1,185	69,668	-	20,801	46,774
Total residential	2,141,285	4,242,911	7,177,255	8,604,310	4,210,741
Commercial real estate	1,350	630	-	10,039	3,847
Construction	55,159	33,567	97,437	36,817	80,201
Land	5,899	49,389	46,218	28,053	19,589
Non-mortgage:					
Commercial	800	-	200	1,375	2,585
Consumer	4,915	5,312	3,087	2,124	8,906
Total loans originated	2,209,408	4,331,809	7,324,197	8,682,718	4,325,869
Real estate loans purchased:					
One-to-four units	-	21,671	62,527	237,391	667,254
Other [(a)]	-	-	-	1,053	38,633
Total real estate loans purchased	-	21,671	62,527	238,444	705,887
Total loans originated and purchased	2,209,408	4,353,480	7,386,724	8,921,162	5,031,756
Loan repayments	(4,777,673)	(6,215,012)	(5,716,880)	(4,570,630)	(5,212,106)
Other net changes [(b, c)]	(205,859)	311,658	279,754	(1,059,114)	(24,171)
Increase (decrease) in loans held for investment, net	(2,774,124)	(1,549,874)	1,949,598	3,291,418	(204,521)
Sale Portfolio					
Originated whole loans:					
Residential one-to-four units	1,556,552	3,471,366	7,658,295	6,715,955	6,219,652
Non-mortgage loans	-	-	-	730	3,154
Residential one-to-four unit loans purchased	15,872	4,186	56,905	67,033	1,062
Loans transferred from (to) the investment portfolio [(c)]	(24,140)	(44,163)	(31,582)	977,625	(7,274)
Originated whole loans sold	(758,492)	(2,588,250)	(7,298,576)	(5,090,301)	(939,373)
Loans exchanged for mortgage-backed securities [(d)]	(1,039,106)	(933,160)	(1,029,223)	(1,796,201)	(5,642,483)
Capitalized basis adjustment [(e)]	(125)	733	3,625	(4,331)	(1,816)
Other net changes [(f)]	(10,392)	(11,985)	(31,241)	(15,278)	(7,135)
Increase (decrease) in loans held for sale, net	(259,831)	(101,273)	(671,797)	855,232	(374,213)
Mortgage-backed securities, net:					
Received in exchange for loans [(d)]	1,039,106	933,160	1,029,223	1,796,201	5,642,483
Sold [(c)]	(1,039,106)	(933,160)	(1,029,223)	(1,796,201)	(5,642,483)
Repayments	(141)	(26)	(24)	(24)	(1,882)
Other net changes	1	-	(3)	(6)	(37)
Decrease in mortgage-backed securities available for sale	(140)	(26)	(27)	(30)	(1,919)
Increase (decrease) in loans held for sale and mortgage-backed securities available for sale	(259,971)	(101,299)	(671,824)	855,202	(376,132)
Total increase (decrease) in loans and mortgage-backed securities, net	$ (3,034,095)	$ (1,651,173)	$ 1,277,774	$ 4,146,620	$ (580,653)

[(a)] Primarily five or more unit residential loans.

[(b)] Primarily included changes in undisbursed funds for lines of credit and construction loans, in loss allowances, in net deferred costs and premiums, in interest capitalized on loans (negative amortization), and from loans transferred to real estate acquired in settlement of loans or from (to) the held for sale portfolio.

[(c)] During the fourth quarter of 2004, we transferred to our sale portfolio and sold approximately $1 billion of our loans held for investment.

[(d)] These transactions typically involve creation of an MBS by a government sponsored entity (GSE) from loans sold by, and delivered by, us to the GSE. While the GSE is obligated to provide us with the MBS in exchange for the sold loans, the GSE typically fulfills this commitment through delivery of the MBS directly to the third-party purchaser based on a forward sales commitment made by us to that third party. The sales of both the loans and MBS are settled typically on a same-day basis such that we do not retain the MBS. If the MBS were to be retained with an intent to sell, we would classify the security as held for trading and record changes in fair value in our consolidated statement of income.

[(e)] Reflected the change in fair value of the interest rate lock derivative from the date of rate lock to the date of funding.

[(f)] Primarily included repayments and the change in net deferred costs and premiums.

The following table sets forth the composition of our loan and mortgage-backed securities portfolio at the dates indicated.

	December 31,				
(In Thousands)	*2007*	*2006*	*2005*	*2004*	*2003*
Investment Portfolio					
Loans secured by real estate:					
Residential one-to-four units:					
Adjustable	$ 8,302,538	$ 11,786,038	$ 14,014,908	$ 11,657,649	$ 7,885,761
Adjustable – fixed for 3-5 years	2,528,287	1,397,516	608,355	1,037,373	1,730,275
Fixed	46,403	43,450	51,427	68,497	109,474
Total residential one-to-four units	10,877,228	13,227,004	14,674,690	12,763,519	9,725,510
Home equity loans and lines of credit	138,305	187,939	274,014	276,666	84,215
Residential five or more units:					
Adjustable	100,098	112,580	68,390	95,163	91,024
Fixed	865	908	1,141	1,424	1,904
Commercial real estate:					
Adjustable	23,837	23,943	25,547	28,384	36,142
Fixed	2,590	2,757	3,244	4,294	13,144
Construction	81,098	52,922	82,379	67,519	105,706
Land	49,521	58,910	23,630	25,569	16,855
Non-mortgage:					
Commercial	5,000	2,400	3,981	4,997	4,975
Consumer	5,989	6,778	6,693	7,990	14,927
Total loans held for investment	11,284,531	13,676,141	15,163,709	13,275,525	10,094,402
Increase (decrease) for:					
Undisbursed loan funds	(60,057)	(40,208)	(51,838)	(49,089)	(56,543)
Net deferred costs and premiums	156,853	232,294	279,888	214,467	107,594
Allowance for loan losses	(348,167)	(60,943)	(34,601)	(33,343)	(29,311)
Total loans held for investment, net	11,033,160	13,807,284	15,357,158	13,407,560	10,116,142
Sale Portfolio					
Loans held for sale:					
Residential one-to-four units	103,320	358,128	459,081	1,122,534	276,295
Non-mortgage	-	-	-	-	3,090
Net deferred costs and premiums	(109)	4,789	5,841	17,810	1,396
Capitalized basis adjustment [(a)]	173	298	(434)	(4,059)	272
Total loans held for sale, net	103,384	363,215	464,488	1,136,285	281,053
Mortgage-backed securities available for sale:					
Adjustable	111	251	277	304	334
Fixed	-	-	-	-	-
Total mortgage-backed securities available for sale	111	251	277	304	334
Total loans held for sale and mortgage-backed securities available for sale	103,495	363,466	464,765	1,136,589	281,387
Total loans and mortgage-backed securities, net	$ 11,136,655	$ 14,170,750	$ 15,821,923	$ 14,544,149	$ 10,397,529

[(a)] Reflected the change in fair value of the interest rate lock derivative from the date of rate lock to the date of funding.

We carry loans for sale at the lower of cost or fair value. At December 31, 2007, no valuation allowance was required as the fair value exceeded book value on an aggregate basis.

We carry mortgage-backed securities available for sale at fair value which, at December 31, 2007, was essentially equal to our cost basis.

The table below sets forth the scheduled contractual maturities, including principal amortization, of our loan and mortgage-backed securities portfolio, including loans held for sale, at December 31, 2007.

(In Thousands)	*Within 1 Year*	*After 1 Year Through 2 Years*	*After 2 Years Through 3 Years*	*After 3 Years Through 5 Years*	*After 5 Years Through 10 Years*	*After 10 Years Through 15 Years*	*Beyond 15 Years*	*Total*
Loans secured by real estate:								
Residential:								
One-to-four units:								
Adjustable by index:								
COFI	$ 49,929	$ 54,001	$ 58,407	$ 131,503	$ 434,948	$ 643,804	$ 5,022,080	$ 6,394,672
MTA [a]	10,458	11,307	12,222	27,496	90,794	134,079	1,078,363	1,364,719
LIBOR [b]	31,735	33,806	36,016	79,237	248,046	340,316	1,803,829	2,572,985
Other, primarily CMT [c]	8,422	8,910	9,423	20,507	62,573	82,833	306,938	499,606
Fixed	2,182	2,327	2,719	5,450	17,104	23,529	95,255	148,566
Home equity loans and lines of credit [d]	393	635	854	5,476	130,947	-	-	138,305
Five or more units:								
Adjustable	16,785	18,019	19,343	22,947	2,604	20,400	-	100,098
Fixed	27	27	28	204	202	294	83	865
Commercial real estate:								
Adjustable	486	524	562	1,253	20,909	103	-	23,837
Fixed	140	157	2,061	232	-	-	-	2,590
Construction	53,416	27,682	-	-	-	-	-	81,098
Land	47,522	30	33	74	248	374	1,240	49,521
Non-mortgage:								
Commercial	5,000	-	-	-	-	-	-	5,000
Consumer	1,353	1,517	1,705	1,414	-	-	-	5,989
Total loans	227,848	158,942	143,373	295,793	1,008,375	1,245,732	8,307,788	11,387,851
Mortgage-backed securities	3	4	4	8	25	34	33	111
Total loans and mortgage-backed securities	$ 227,851	$ 158,946	$ 143,377	$ 295,801	$ 1,008,400	$ 1,245,766	$ 8,307,821	$ 11,387,962

[a] Included $19 million of residential one-to-four unit adjustable–fixed for 3-5 year loans still in their initial fixed rate period.

[b] Included $213 million of residential one-to-four unit adjustable–fixed for 3-5 year loans still in their initial fixed rate period.

[c] Included $2.2 billion of residential one-to-four adjustable–fixed for 3-5 year loans still in their initial fixed rate period.

[d] Home equity loans are interest only, with balances due at the end of the term. All or part of the outstanding balances may be paid off at any time during the term without penalty.

At December 31, 2007, the maximum amount the Bank could have loaned to any one borrower, and related entities, per regulatory limits was $229 million or $381 million for loans secured by readily marketable collateral, compared with $234 million or $390 million for loans secured by readily marketable collateral at year-end 2006. We do not expect these regulatory limitations will adversely impact our proposed lending activities during 2008.

Investment Securities

The following table sets forth the composition of our investment securities portfolio at the dates indicated.

(In Thousands)	*December 31, 2007*	*2006*	*2005*	*2004*	*2003*
Federal funds	$ 5,900	$ 1	$ -	$ -	$ 1,500
Investment securities available for sale:					
U.S. Treasury	-	-	-	-	-
Government sponsored entities	1,549,818	1,433,113	626,249	496,944	690,281
Other	61	63	64	65	66
Total investment securities	$ 1,555,779	$ 1,433,177	$ 626,313	$ 497,009	$ 691,847

The fair value of temporarily impaired investment securities, the amount of unrealized losses and the length of time these unrealized losses existed as of December 31, 2007 are presented in the following table. The unrealized losses on investment securities that have been in a loss position for less than 12 months and 12 months or longer are due to changes in market interest rates and are not considered to be other than temporary. We have the intent and ability to hold these securities until the temporary impairment is eliminated.

	Less than 12 months		12 months or longer		Total	
(In Thousands)	*Fair Value*	*Unrealized Losses*	*Fair Value*	*Unrealized Losses*	*Fair Value*	*Unrealized Losses*
Investment securities available for sale:						
U.S. Treasury	$ -	$ -	$ -	$ -	$ -	$ -
Government sponsored entities	99,980	20	4,997	3	104,977	23
Other	-	-	-	-	-	-
Total temporarily impaired securities	$99,980	$ 20	$4,997	$ 3	$ 104,977	$ 23

The following table sets forth the contractual maturities of our investment securities and their weighted average yields at December 31, 2007.

	Amount Due as of December 31, 2007				
(Dollars in Thousands)	*In 1 Year or Less*	*After 1 Year Through 5 Years*	*After 5 Years Through 10 Years*	*After 10 Years*	*Total*
Federal funds	$ 5,900	$ -	$ -	$ -	$ 5,900
Weighted average yield	1.00%	-%	-%	-%	1.00%
Investment securities available for sale:					
U.S. Treasury	-	-	-	-	-
Weighted average yield	-%	-%	-%	-%	-%
Government sponsored entities [(a)]	-	941,453	508,385	99,980	1,549,818
Weighted average yield	-%	5.16%	5.02%	5.00%	5.11%
Other	-	-	-	61	61
Weighted average yield	-%	-%	-%	6.25%	6.25%
Total investment securities	$ 5,900	$941,453	$508,385	$ 100,041	$1,555,779
Weighted average yield	1.00%	5.16%	5.02%	5.00%	5.09%

[(a)] At December 31, 2007, 14% of our investment securities had step-up provisions that stipulate increases in the coupon rate ranging from 0.25% to 1.00% at various specified dates ranging from November 2008 to November 2021. In addition, at December 31, 2007, all of these investment securities contained call provisions from January 2008 to August 2022. Yields for investment securities available for sale are calculated using historical cost balances and are not adjusted for changes in fair value that are reflected as a separate component of stockholders' equity.

Investments in Real Estate and Joint Ventures

DSL Service Company participates as an owner of, or a partner in, a variety of real estate development projects, principally residential developments and retail neighborhood shopping centers, most of which are located in California. At December 31, 2007, the Bank had no loan commitments to the joint ventures. For additional information regarding these real estate investments, see Note 6 of Notes to the Consolidated Financial Statements on page 105.

DSL Service Company is entitled to a priority return on its equity invested in its joint venture projects after third-party debt, and it shares profits and losses with the developer partner generally on an equal basis. DSL Service Company has obtained guarantees from the principals of the developer partners. Partnership equity or deficit accounts are affected by current period results of operations, additional partner advances, partnership distributions and partnership liquidations. We have analyzed our variable interests in these joint venture projects and we have determined based on the dispersal of risks among the parties involved that we are not the primary beneficiary of any of these variable interest entities. Therefore, the joint venture projects are not consolidated into our financial results, but rather are accounted for under the equity method.

As of December 31, 2007, DSL Service Company was involved with one joint venture partner. This partner was the operator of three residential housing development projects. DSL Service Company also had three wholly owned retail neighborhood shopping centers located in California and Arizona.

Our investment in real estate and joint ventures amounted to $69 million at December 31, 2007, compared with $60 million at December 31, 2006 and $49 million at December 31, 2005. The increase during 2007 was primarily attributed to additional investments of $10 million primarily in existing wholly owned projects, $3 million in investments of community development funds and $3 million for the purchase of land. These increases were partially offset by our share of net losses on joint ventures of $7 million. The increase during 2006 was primarily attributed to the purchase of an investment with a carrying value of $11 million, additional increases of $4 million in investments of community development funds and $2 million primarily in existing wholly owned projects. This was offset by the partial sale of a project with a carrying value of $6 million.

The following table sets forth the condensed balance sheet of DSL Service Company's residential joint ventures at the dates indicated, on a historical cost basis.

	December 31,	
(Dollars in Thousands)	*2007*	*2006*
Assets		
Cash	$ 5,157	$ 8,683
Projects under development	48,763	74,659
Other assets	264	4,079
	$ 54,184	$ 87,421
Liabilities and Equity		
Liabilities:		
Notes payable	$ 41,110	$ 56,088
Other	4,448	4,743
Equity (deficit):		
DSL Service Company [(a)]	17,365	24,791
Allowance for losses provided by DSL Service Company [(b)]	319	-
Other partners [(b)]	(9,058)	1,799
Net equity	8,626	26,590
	$ 54,184	$ 87,421
Number of joint venture projects	3	4

[(a)] Included priority return payments from joint ventures to DSL Service Company.
[(b)] Represents the other partner's equity (deficit) interest in the accumulated retained earnings of the respective joint ventures. Those results include the net profit on sales and the operating results of the real estate assets, net of funding costs and asset impairment writedowns. Except for any secured financing which has been obtained, DSL Service Company has provided all other financing. As part of our internal asset review process, we compare the fair value of joint venture real estate assets, net of secured notes payable to others, to the partners' equity (deficit) investment. To the extent the net fair value of real estate assets is less than the partners' equity (deficit) investment, we make a provision to create a valuation allowance for DSL Service Company's share of the loss. No valuation allowance was required at December 31, 2006.

The following table sets forth by property type our investments in real estate and related allowances for losses at December 31, 2007 and 2006. For further information regarding the establishment of loss allowances, see Allowance for Credit and Real Estate Losses on page 72.

(Dollars in Thousands)	*Residential*	*Retail Neighborhood Shopping Centers*	*Land*	*Total*
2007:				
Investment in wholly owned projects [(a)]	$ -	$ 890	$ 39,698	$40,588
Investment in community development funds	10,829	-	-	10,829
Allowance for losses	-	-	(103)	(103)
Net investment in real estate projects	$10,829	$ 890	$ 39,595	$51,314
Number of projects	9	3	8	20
2006:				
Investment in wholly owned projects [(a)]	$ -	$ 911	$ 26,613	$27,524
Investment in community development funds	7,631	-	-	7,631
Allowance for losses	-	-	(103)	(103)
Net investment in real estate projects	$ 7,631	$ 911	$ 26,510	$35,052
Number of projects	9	3	6	18

[(a)] Included five free-standing stores that are part of neighborhood shopping centers totaling less than $1 million, which we counted as one project at both December 31, 2007 and 2006.

Real estate investments entail risks similar to those associated with our construction and commercial lending activities. In addition, California courts have imposed warranty-like responsibility on developers of new housing for defects in structure and the housing site, including soil conditions. This responsibility is not necessarily dependent upon a finding that the developer was negligent. Owners of real property also may incur liabilities with respect to environmental matters, including financial responsibility for clean-up of hazardous waste or other conditions, under various federal and state laws.

Deposits

Our deposits declined $1.3 billion or 10.9% in 2007 and totaled $10.5 billion at year end. Compared with the year-ago period, our certificates of deposit declined $890 million or 9.8%, while our lower-rate transaction accounts (i.e., checking, money market and regular passbook) declined $399 million or 14.9%, due primarily to a decline of $233 million in regular passbook accounts. Although deposits declined during the year, the number of checking accounts increased 5.7%.

During 2007, one in-store branch was closed due to the closure or sale of the grocery stores in which it was located and one traditional branch was opened. At December 31, 2007, our total number of branches was 172, of which 168 were in California and four were in Arizona. The average deposit size of our 82 traditional branches was $102 million, while the average deposit size of our 90 in-store branches was $24 million.

The following table sets forth information concerning our deposits and weighted average rates paid at the dates indicated.

	December 31,					
	2007		2006		2005	
(Dollars in Thousands)	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount
Transaction accounts:						
Non-interest-bearing checking [(a)]	-%	$ 645,730	-%	$ 769,086	-%	$ 705,077
Interest-bearing checking [(a)]	0.27	464,980	0.28	493,620	0.30	529,133
Money market	1.04	134,640	1.04	148,448	1.05	164,192
Regular passbook	0.95	1,035,964	0.97	1,269,420	1.04	1,816,635
Total transaction accounts	0.55	2,281,314	0.57	2,680,574	0.69	3,215,037
Certificates of deposit:						
Less than 2.00%	1.25	21,915	1.29	22,566	1.68	86,992
2.00-2.49	2.31	148	2.29	686	2.41	147,632
2.50-2.99	2.83	6,889	2.80	25,375	2.78	215,297
3.00-3.49	3.28	72,288	3.30	128,294	3.27	1,001,901
3.50-3.99	3.86	43,481	3.89	237,155	3.78	4,114,751
4.00-4.49	4.29	306,302	4.31	692,386	4.17	2,622,618
4.50-4.99	4.85	6,026,108	4.82	2,722,829	4.81	455,192
5.00-5.49	5.10	1,736,673	5.19	5,008,378	5.07	14,516
5.50 and greater	6.00	923	5.54	266,626	5.61	2,912
Total certificates of deposit	4.85	8,214,727	4.94	9,104,295	3.83	8,661,811
Total deposits	3.92%	$10,496,041	3.95%	$11,784,869	2.98%	$11,876,848

(a) Included amounts swept into money market deposit accounts.

The following table shows at December 31, 2007 our certificates of deposit maturities by interest rate category.

(Dollars in Thousands)	Less Than 3.49%	3.50% - 3.99%	4.00% - 4.49%	4.50% - 4.99%	5.00% - 5.49%	5.50% and Greater	Total [(a)]	Percent of Total
Within 3 months	$ 47,776	$ 12,563	$ 26,578	$2,515,872	$ 990,838	$ 233	$3,593,860	44%
4 to 6 months	9,355	509	32,749	2,117,216	487,099	683	2,647,611	32
7 to 12 months	26,345	2,058	155,070	1,223,459	255,802	7	1,662,741	20
13 to 24 months	17,753	18,993	33,439	83,841	1,970	-	155,996	2
25 to 36 months	10	9,271	46,927	16,107	526	-	72,841	1
37 to 60 months	1	87	11,539	69,613	438	-	81,678	1
Over 60 months	-	-	-	-	-	-	-	-
Total	$ 101,240	$ 43,481	$ 306,302	$6,026,108	$1,736,673	$ 923	$8,214,727	100%

(a) Includes certificates of deposit of $100,000 and over totaling $1.7 billion with maturities within 3 months, $1.2 billion with maturities of 4 to 6 months, $0.7 billion with maturities of 7 to 12 months and $0.1 billion with a remaining term of more than 12 months.

Borrowings

At December 31, 2007, borrowings totaled $1.4 billion, down from $2.8 billion at year-end 2006 and $3.8 billion at year-end 2005. The decrease during 2007 was due primarily to a decline of $944 million in FHLB advances and $470 million in securities sold under agreements to repurchase. During 2004, the holding company issued $200 million of 6.5% 10-year unsecured senior notes. The net proceeds, after deducting underwriting discounts and our offering expenses, were approximately $198 million. Those proceeds were used to redeem our $124 million of 10% junior subordinated debentures prior to their maturity and, in turn, to redeem the related capital securities and make a capital investment in the Bank to support its asset growth. We redeemed our junior subordinated debentures because of the lower interest rate at which we were able to issue the senior debt, which has resulted in lower interest expense.

The following table sets forth information concerning our FHLB advances and other borrowings at the dates indicated.

	December 31,				
(Dollars in Thousands)	*2007*	*2006*	*2005*	*2004*	*2003*
Securities sold under agreements to repurchase	$ -	$ 469,971	$ -	$ -	$ -
Federal Home Loan Bank advances [(a)]	1,197,100	2,140,785	3,557,515	4,559,622	2,125,150
Real estate notes	-	-	-	-	4,161
Senior notes	198,445	198,260	198,087	197,924	-
Junior subordinated debentures [(b)]	-	-	-	-	123,711
Total borrowings	$ 1,395,545	$ 2,809,016	$ 3,755,602	$ 4,757,546	$ 2,253,022
Weighted average rate on borrowings during the year [(a)]	5.89%	5.40%	3.65%	2.62%	4.46%
Total borrowings as a percentage of total assets	10.41	17.33	21.97	30.40	19.35

[(a)] Starting in the first quarter of 2004, the impact of interest rate swap contracts was included, with notional amounts totaling $430 million of receive-fixed, pay-3-month LIBOR variable interest, which contracts serve as a permitted hedge against a portion of our FHLB advances.

[(b)] On July 23, 2004, we redeemed our junior subordinated debentures before maturity.

The following table sets forth certain information with respect to our short-term borrowings.

(Dollars in Thousands)	*2007*	*2006*	*2005*
FHLB advances with original maturities less than one year:			
Balance at end of year	$ 745,490	$ 1,660,000	$ 2,975,000
Average balance outstanding during the year	839,336	2,666,010	3,337,865
Maximum amount outstanding at any month-end during the year	1,399,600	3,290,000	4,360,000
Weighted average interest rate during the year	5.23%	5.04%	3.19%
Weighted average interest rate at end of year	4.55	5.38	4.39
Securities sold under agreements to repurchase:			
Balance at end of year	$ -	$ 469,971	$ -
Average balance outstanding during the year	507,099	234,596	-
Maximum amount outstanding at any month-end during the year	666,575	469,971	-
Weighted average interest rate during the year	5.25%	5.32%	-%
Weighted average interest rate at the end of year	-%	5.30%	-%
Total short-term borrowings:			
Average balance outstanding during the year	$ 1,346,435	$ 2,900,422	$ 3,337,865
Weighted average interest rate during the year	5.24%	5.06%	3.19%

At year-end 2007, intermediate and long-term borrowings totaled $650 million, down from $679 million at December 31, 2006. The weighted average rate on our intermediate and long-term borrowings at year-end 2007 was 7.13%.

The following table sets forth the maturities of our intermediate and long-term borrowings at December 31, 2007.

(In Thousands)	
2008	$ 426,610
2009	-
2010	-
2011	-
2012	25,000
Thereafter	198,445
Total intermediate and long-term borrowings	$ 650,055

Off-Balance Sheet Arrangements

We consolidate majority-owned subsidiaries that we control. We account for other affiliates, including joint ventures, in which we do not exhibit significant control or have majority ownership, by the equity method of accounting. For those relationships in which we own less than 20%, we generally carry them at cost. In the course of our business, we participate in real estate joint ventures through our wholly-owned subsidiary, DSL Service Company. Our real estate joint ventures do not require consolidation as a result of applying the provisions of Financial Accounting Standards Board Interpretation 46 (revised December 2003). For further information regarding our real estate joint venture partnerships, see Note 6 of Notes to the Consolidated Financial Statements on page 105.

We also utilize financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to originate fixed and variable rate mortgage loans held for investment, undisbursed loan funds, lines and letters of credit, and commitments to purchase loans, mortgage-backed securities for our portfolio, and commitments to invest in community development funds. The contract or notional amounts of these instruments reflect the extent of involvement we have in particular classes of financial instruments. For further information regarding these commitments, see Asset/Liability Management and Market Risk on page 60, Contractual Obligations and Other Commitments on page 79 and Note 20 of Notes to the Consolidated Financial Statements on page 120.

We use the same credit policies in making commitments to originate or purchase loans, lines of credit and letters of credit as we do for on-balance sheet instruments. For commitments to originate loans held for investment, the contract amounts represent exposure to loss from market fluctuations as well as credit loss. In regard to these commitments, adverse changes from market fluctuations are generally not hedged. We control the credit risk of our commitments to originate loans held for investment through credit approvals, limits and monitoring procedures.

We do not dispose of troubled loans or problem assets by means of unconsolidated special purpose entities.

Transactions with Related Parties

There are no related party transactions required to be disclosed in accordance with FASB Statement No. 57, Related Party Disclosures. Loans to our executive officers and directors are made in the ordinary course of business and are made on substantially the same terms as comparable transactions.

Asset/Liability Management and Market Risk

Market risk is the risk of loss or reduced earnings from adverse changes in market prices and interest rates. Our market risk arises primarily from interest rate risk in our lending and deposit taking activities. Interest rate risk primarily occurs to the degree that our interest-bearing liabilities reprice or mature on a different basis and frequency than our interest-earning assets. Since our earnings depend primarily on our net interest income, which is the difference between the interest and dividends earned on interest-earning assets and the interest paid on interest-bearing liabilities, our principal objectives are to actively monitor and manage the effects of adverse changes in interest rates on net interest income. Our primary strategy in managing interest rate risk is to emphasize the origination for investment of adjustable rate mortgage loans or loans with relatively short maturities. Interest rates on adjustable rate mortgage loans are primarily tied to COFI, MTA, LIBOR and CMT. We also may execute swap contracts to change interest rate characteristics of our interest-earning assets or interest-bearing liabilities to better manage interest rate risk.

In addition to the interest rate risk associated with our lending for investment and deposit-taking activities, we also have market risk associated with our secondary marketing activities. Changes in mortgage interest rates, primarily fixed rate mortgage loans, impact the fair value of loans held for sale as well as our interest rate lock commitment derivatives, where we have committed to an interest rate with a potential borrower for a loan we intend to sell. Our objective is to hedge against fluctuations in interest rates through the use of loan forward sale and purchase contracts with government-sponsored enterprises and whole loan sale contracts with various parties. These contracts are typically obtained at the time the interest rate lock commitments are made. Therefore, as interest rates fluctuate, the changes in the fair value of our interest rate lock commitments and loans held for sale tend to be offset by changes in the fair value of the hedge contracts. We continue to hedge as previously done before the issuance of SFAS 133. As applied to our risk management strategies, SFAS 133 may increase or decrease reported net income and stockholders' equity, depending on interest rates and other variables affecting the fair values of derivative instruments and hedged items, but will have no effect on the overall economics of the transactions. The method used for assessing the effectiveness of a hedging derivative, as well as the measurement approach for determining the ineffective aspects of the hedge, is established at the inception of the hedge. We generally do not enter into derivative contracts for speculative purposes.

Changes in mortgage interest rates also impact the value of our MSRs. Rising interest rates typically result in slower prepayment speeds on the loans being serviced for others which increase the value of MSRs. Declining interest rates typically result in faster prepayment speeds which decrease the value of MSRs. Over time, we may use derivatives or securities to provide an economic hedge against value changes in our MSRs. However, no such hedges have been employed since 2004 when we sold approximately 80% of our MSRs.

Our Asset/Liability Management Committee is responsible for implementing the Bank's interest rate risk management policy which sets forth limits established by the Board of Directors of acceptable changes in net interest income and net portfolio value from specified changes in interest rates. The Office of Thrift Supervision ("OTS") defines net portfolio value as the present value of expected net cash flows from existing assets minus the present value of expected net cash flows from existing liabilities plus the present value of expected cash flows from existing off-balance sheet contracts. Our Asset/Liability Management Committee reviews, among other items, economic conditions, the interest rate outlook, the demand for loans, the availability of deposits and borrowings, and our current operating results, liquidity, capital and interest rate exposure. In addition, our Asset/Liability Management Committee monitors asset and liability maturities and repricing characteristics on a regular basis and reviews various simulations and other analyses to determine the potential impact of various business strategies in controlling the Bank's interest rate risk and the potential impact of those strategies upon future earnings under various interest rate scenarios. Based on these reviews, our Asset/Liability Management Committee formulates a strategy that is intended to implement the objectives set forth in our business plan without exceeding the net interest income and net portfolio value limits set forth in our interest rate risk policy.

One measure of our exposure to differential changes in interest rates between assets and liabilities is shown in the following table which sets forth the repricing frequency of our major asset and liability categories as of December 31, 2007, as well as other information regarding the repricing and maturity differences between our interest-earning assets and the total of deposits and borrowings in future periods. We refer to these differences as "gap." We have determined the repricing frequencies by reference to projected maturities, based upon contractual maturities as adjusted for scheduled repayments and "repricing mechanisms" (i.e., provisions for changes in the interest and dividend rates of assets and liabilities). We assume prepayment rates on substantially all of our loan portfolio based upon our historical loan prepayment experience to anticipate future prepayments. Since the repricing mechanisms on a number of our assets are subject to limitations, such as caps on the amount that interest rates and payments on our loans may adjust, these assets may not respond to changes in market interest rates as completely or as rapidly as our liabilities. The interest rate sensitivity of our assets and liabilities illustrated in the following table would vary substantially if we used different assumptions or if actual experience differed from the assumptions set forth.

	December 31, 2007					
(Dollars in Thousands)	*Within 6 Months*	*After 6 Months Through 12 Months*	*After 1 Year Through 5 Years*	*After 5 Years Through 10 Years*	*Beyond 10 Years*	*Total Balance*
Interest-earning assets:						
Investment securities and stock [a]	$ 1,093,958	$ 532,724	$ 61	$ -	$ -	$ 1,626,743
Loans and mortgage-backed securities, net: [b]						
Loans secured by real estate:						
Residential one-to-four units:						
Adjustable	8,690,792	232,279	1,729,791	-	-	10,652,862
Fixed	104,835	3,799	20,783	11,398	6,215	147,030
Home equity loans and lines of credit	137,233	8	41	4	-	137,286
Residential five or more units:						
Adjustable	72,289	9,267	5,689	-	-	87,245
Fixed	98	104	431	187	39	859
Commercial real estate	20,107	3,043	2,399	-	-	25,549
Construction	39,051	-	-	-	-	39,051
Land	37,407	-	-	-	-	37,407
Non-mortgage loans:						
Commercial	3,595	-	-	-	-	3,595
Consumer	5,660	-	-	-	-	5,660
Mortgage-backed securities	111					111
Total loans and mortgage-backed securities, net	9,111,178	248,500	1,759,134	11,589	6,254	11,136,655
Total interest-earning assets	$ 10,205,136	$ 781,224	$ 1,759,195	$ 11,589	$ 6,254	$ 12,763,398
Transaction accounts:						
Non-interest-bearing checking [c]	$ 645,730	$ -	$ -	$ -	$ -	$ 645,730
Interest-bearing checking [d]	464,980	-	-	-	-	464,980
Money market [e]	134,640	-	-	-	-	134,640
Regular passbook [e]	1,035,964	-	-	-	-	1,035,964
Total transaction accounts	2,281,314	-	-	-	-	2,281,314
Certificates of deposit [f]	6,241,471	1,662,741	310,515	-	-	8,214,727
Total deposits	8,522,785	1,662,741	310,515	-	-	10,496,041
FHLB advances and other borrowings	770,490	426,610	-	-	-	1,197,100
Senior notes	-	-	-	198,445	-	198,445
Impact of swap contracts hedging borrowings	430,000	(430,000)	-	-	-	-
Total deposits and borrowings	$ 9,723,275	$ 1,659,351	$ 310,515	$ 198,445	$ -	$ 11,891,586
Excess (shortfall) of interest-earning assets over deposits and borrowings	$ 481,861	$ (878,127)	$ 1,448,680	$ (186,856)	$ 6,254	$ 871,812
Cumulative gap	481,861	(396,266)	1,052,414	865,558	871,812	
Cumulative gap – as a percentage of total assets:						
December 31, 2007	3.59%	(2.96)%	7.85%	6.46%	6.50%	
December 31, 2006	10.86	0.92	8.29	7.14	7.18	
December 31, 2005	23.22	11.19	7.08	5.80	5.82	

[a] Includes FHLB stock and is based on contractual maturity and repricing/call date.

[b] Based on contractual maturity, repricing date and projected repayment and prepayments of principal.

[c] Even though no interest is paid on these accounts, they are classified as repricing within 6 months, which increases negative gap.

[d] Included amounts swept into money market deposit accounts and is subject to immediate repricing.

[e] Subject to immediate repricing.

[f] Based on contractual maturity.

Our cumulative gap at December 31, 2007 was a positive 6.50%. This means more interest-earning assets mature or reprice compared with deposits and borrowings. This is down from a positive cumulative gap of 7.18% at December 31, 2006 and up from a positive cumulative gap of 5.82% at December 31, 2005.

We continue to emphasize the origination of adjustable rate mortgages for our investment portfolio. We originated and purchased for investment loans and mortgage-backed securities with adjustable interest rates or maturities of five years or less of approximately $2.2 billion during 2007, $4.4 billion during 2006 and $7.4 billion during 2005. These loans represented essentially all loans and mortgage-backed securities originated and purchased for investment during 2007, 2006 and 2005.

At December 31, 2007, 2006 and 2005, essentially all of our interest-earning assets mature, reprice or are estimated to prepay within five years. Essentially all of our loans held for investment and mortgage-backed securities portfolios consisted of adjustable rate loans and loans with a due date of five years or less. At December 31, 2007, these loans amounted to $11.2 billion, compared with $13.6 billion at December 31, 2006, and $15.1 billion at December 31, 2005. During 2007, we will continue to offer residential fixed rate loan products to our customers primarily for sale in the secondary market and price them accordingly to create loan servicing income and to increase opportunities for originating adjustable rate mortgage loans. However, we may originate fixed rate loans for investment if these loans meet specific yield, interest rate risk and other approved guidelines, or to facilitate the sale of real estate acquired through foreclosure. For further information, see Secondary Marketing and Loan Servicing Activities on page 6.

In general, we are better protected against rising interest rates with a positive cumulative gap. However, we remain subject to possible interest rate spread compression, which would adversely impact our net interest income if interest rates rise. This is primarily due to the lag in repricing of the indices, to which our adjustable rate loans and mortgage-backed securities are tied, as well as the repricing frequencies and periodic interest rate caps on these adjustable rate loans and mortgage-backed securities. The amount of such interest rate spread compression would depend upon the frequency and severity of such interest rate fluctuations.

In addition to measuring interest rate risk via a gap analysis, we establish limits on, and measure the sensitivity of, our net interest income and net portfolio value to changes in interest rates, primarily parallel, instantaneous and sustained movements in interest rates in 100 basis point increments. We utilize an internally maintained asset/liability management simulation model to make the calculations which, for net portfolio value, are calculated on a discounted cash flow basis. First, we estimate our net interest income for the next twelve months and the current net portfolio value assuming no change in interest rates from those at period end. Once this "base-case" has been estimated, we make calculations for each of the defined changes in interest rates, to include any anticipated differences in the prepayment speeds of loans. We then compare those results against the base case to determine the estimated change to net interest income and net portfolio value due to the changes in interest rates. The following are the estimated impacts to net interest income and net portfolio value from various instantaneous, parallel shifts in interest rates based upon our asset and liability structure as of year-ends 2007 and 2006. Since we base these estimates on numerous assumptions, like the expected maturities of our interest-bearing assets and liabilities and the shape of the period-ending interest rate yield curve, our actual sensitivity to interest rate changes could vary significantly if actual experience differs from those assumptions used in making the calculations.

	2007		*2006*	
	Percentage Change in		*Percentage Change in*	
Change in Interest Rates (In Basis Points)	*Net Interest Income* [a]	*Net Portfolio Value* [b]	*Net Interest Income* [a]	*Net Portfolio Value* [b]
+200	(17.2)%	(11.1)%	(7.7)%	(11.9)%
+100	(8.7)	(3.1)	(3.1)	(3.5)
(100)	6.1	(1.1)	3.8	0.1
(200)	12.3	(7.1)	5.9	(1.8)

[a] The percentage change in this column represents net interest income for 12 months in the base-case interest rate environment versus the net interest income in the various rate scenarios.

[b] The percentage change in this column represents the net portfolio value of the Bank in the base-case interest rate environment versus the net portfolio value in the various rate scenarios.

The following table shows our financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments' fair values at December 31, 2007. This data differs from that in the gap table as it is not based on the repricing characteristics of assets and liabilities. Rather, it reflects expected maturities for certificates of deposits and assets, other than loans originated for sale, based on contractual maturities, call provisions (if any) for investment securities, and prepayments of principal for loans based primarily on our recent experience. The average projected constant prepayment rate ("CPR") is 18% on our residential mortgage loan portfolios, excluding the impact of loans modified pursuant to our borrower retention program. The expected maturities for loans originated for sale are based on their underlying sales contracts and prior sales experience, resulting in maturities of less than one year. For transaction accounts, we have applied "decay factors" to estimate deposit account runoff based on our historical experience adjusted for current market conditions. These decay factors average 26% per year for all transaction accounts on an aggregate basis. The actual maturities of the above noted instruments could vary substantially if future prepayments or deposit runoff differ from our assumptions.

Market risk sensitive instruments are generally defined as on-and off-balance sheet derivatives and other financial instruments. The weighted average interest rates for the various fixed-rate and variable-rate assets and liabilities presented are based on the actual rates that existed at December 31, 2007. The fair value of our financial instruments is determined as follows:

- Fed funds and FHLB Stock equal their book values due to their short-term repricing characteristics.
- Investment securities and mortgage-backed securities are based on bid prices, or bid quotations received from securities dealers or readily available market quote systems.
- The fair value of single family residential loans is derived from bid prices or price indications from securities dealers or readily available market quote systems for loans with similar characteristics. The fair value of all other loans is derived by discounting future contractual cash flows by estimated market interest rates for loans with similar characteristics, adjusted for anticipated losses.
- MSRs related to loans serviced for others are determined by computing the present value of the expected net servicing income from the portfolio by strata determined by key characteristics of the underlying loans, primarily coupon interest rate and whether the loans are fixed or variable rate.
- Interest rate lock commitments and loan forward sale and purchase contracts are based on dealer quoted market prices acquired from third parties.
- Demand deposits, money market and savings accounts are based on the carrying amounts reported in the balance sheet.
- Time deposits and borrowings are based on the discounted value of contractual cash flows using discount rates equal to current FHLB of San Francisco borrowing rates for similar remaining terms.
- Senior notes are based on bid prices, or bid quotations received from securities dealers or readily available market quote systems.

The degree of market risk inherent in loans with prepayment features may not be completely reflected in the disclosures. Although we have taken into consideration historical prepayment trends adjusted for current market conditions to determine expected maturity categories, changes in prepayment behavior can be triggered by changes in variables, including market rates of interest. Unexpected changes in these variables may increase or decrease the rate of prepayments from those anticipated. As such, the potential loss from such market rate changes may be significantly larger.

	Expected Maturity at December 31, 2007							
(Dollars in Thousands)	*2008*	*2009*	*2010*	*2011*	*2012*	*Thereafter*	*Total Balance*	*Fair Value*
Investment securities and FHLB stock	$ 1,555,718	$ -	$ -	$ -	$ -	$ 71,025	$ 1,626,743	$ 1,626,743
Weighted average interest rate [a]	5.09%	-%	-%	-%	-%	5.49%	5.11%	
Mortgage-backed securities								
available for sale	47	27	16	9	5	7	111	111
Weighted average interest rate [a]	5.80%	5.80%	5.80%	5.80%	5.80%	5.80%	5.80%	
Loans secured by real estate, net: [b]								
Residential:								
Adjustable [g]	1,927,587	1,593,298	1,291,378	1,048,896	852,542	4,026,406	10,740,107	10,470,083
Weighted average interest rate	7.45%	7.46%	7.46%	7.46%	7.45%	7.35%	7.42%	
Fixed	24,917	20,717	17,455	14,456	12,089	58,255	147,889	148,481
Weighted average interest rate	6.46%	6.42%	6.40%	6.41%	6.40%	6.39%	6.41%	
Home equity loans and lines of credit	16	13	11	136,463	8	775	137,286	137,286
Weighted average interest rate	7.41%	7.41%	7.41%	7.84%	7.41%	8.32%	7.84%	
Other	41,689	4,136	3,960	2,389	1,864	47,969	102,007	103,574
Weighted average interest rate	8.13%	7.20%	7.33%	7.15%	7.14%	8.68%	8.28%	
Non-mortgage: [b]								
Commercial	3,595	-	-	-	-	-	3,595	3,590
Weighted average interest rate	7.35%	-%	-%	-%	-%	-%	7.35%	
Consumer	36	-	-	5,624	-	-	5,660	5,660
Weighted average interest rate	9.55%	-%	-%	11.73%	-%	-%	11.72%	
MSR's and loan servicing portfolio [c]	3,395	3,114	2,515	1,953	1,547	6,988	19,512	20,991
Interest rate lock commitments [d]	237	-	-	-	-	-	237	521
Undesignated loan forward sale contracts	36	-	-	-	-	-	36	36
Designated loan forward sale contracts	19	-	-	-	-	-	19	19
Total interest-sensitive assets	$ 3,557,292	$ 1,621,305	$ 1,315,335	$ 1,209,790	$ 868,055	$ 4,211,425	$ 12,783,202	$12,517,095
Transaction accounts:								
Non-interest-bearing checking	$ 519,376	$ 22,449	$ 17,657	$ 13,065	$ 10,236	$ 62,947	$ 645,730	$ 645,730
Interest-bearing checking [e]	396,691	10,695	8,509	6,185	4,777	38,123	464,980	464,980
Money market	44,880	24,112	16,471	10,096	6,743	32,338	134,640	134,640
Regular passbook	272,810	164,858	130,960	106,383	84,568	276,385	1,035,964	1,035,964
Total transaction accounts	1,233,757	222,114	173,597	135,729	106,324	409,793	2,281,314	2,281,314
Weighted average interest rate	0.33%	0.85%	0.85%	0.85%	0.85%	0.76%	0.55%	
Certificates of deposit	7,904,212	155,996	72,841	28,940	52,738	-	8,214,727	8,231,832
Weighted average interest rate	4.87%	4.34%	4.38%	4.57%	4.61%	-%	4.85%	
FHLB advances and other borrowings [f]	1,172,100	-	-	-	25,000	-	1,197,100	1,200,991
Weighted average interest rate	5.61%	-%	-%	-%	5.75%	-%	5.61%	
Interest rate swap contracts [f]	3,390	-	-	-	-	-	3,390	3,390
Senior notes	-	-	-	-	-	198,445	198,445	153,344
Weighted average interest rate	-%	-%	-%	-%	-%	6.50%	6.50%	
Interest rate lock commitments [d]	39	-	-	-	-	-	39	48
Undesignated loan forward sale contracts	269	-	-	-	-	-	269	269
Designated loan forward sale contracts	892	-	-	-	-	-	892	892
Total interest-sensitive liabilities	$ 10,314,659	$ 378,110	$ 246,438	$ 164,669	$ 184,062	$ 608,238	$ 11,896,176	$11,872,080

[a] Yields for securities available for sale are calculated using historical cost balances and are not adjusted for changes in fair value that are reflected as a separate component of stockholders' equity.

[b] The carrying amount is stated net of undisbursed loan funds, unearned fees and discounts, and allowances for loan losses. Includes loans held for sale with capitalized basis adjustment reflecting the change in fair value of the interest rate lock derivative from the date of rate lock to the date of funding.

[c] Included the estimated fair value of MSRs acquired prior to January 1, 1996 when we began capitalizing the asset.

[d] The carrying value reflects the change in fair value of the interest rate lock derivative from the date of rate lock to December 31, 2007, with an increase in value recorded as an asset with an offsetting gain and a decline in value recorded as a liability with an offsetting loss. The estimated fair value of the derivatives also includes the initial value at interest rate lock and the value of MSRs not to be recognized in the financial statements until the anticipated loans are sold.

[e] Included amounts swept into money market deposit accounts.

[f] The impact of interest rate swap contracts was included in FHLB advances, with notional amounts totaling $430 million of receive-fixed, pay-3-month LIBOR variable interest, which contracts serve as a permitted hedge against a portion of FHLB advances.

[g] The fair value of adjustable rate loans subject to negative amortization was adversely impacted by the dislocation of the secondary mortgage market in August 2007.

For further information regarding the sensitivity of our MSRs to changes in interest rates, see Note 10 of Notes to Consolidated Financial Statements on page 109. For further information regarding commitments, contingencies and hedging activities, see Note 20 of Notes to Consolidated Financial Statements on page 120.

The following table sets forth the interest rate spread between our interest-earning assets and interest-bearing liabilities at the dates indicated.

	December 31,				
	2007	2006	2005	2004	2003
Weighted average rate: [a]					
Loans and mortgage-backed securities	7.41%	7.59%	6.10%	4.67%	4.61%
Investment securities [b]	5.09	5.38	4.37	3.88	3.02
Interest-earning assets yield	7.14	7.38	6.04	4.65	4.51
Weighted average cost:					
Deposits	3.92	3.95	2.98	1.89	1.52
Borrowings:					
Securities sold under agreements to repurchase	-	5.30	-	-	-
Federal Home Loan Bank advances [c]	5.61	5.87	4.71	2.77	3.08
Real estate notes	-	-	-	-	6.63
Senior notes	6.50	6.50	6.50	6.50	-
Junior subordinated debentures [d]	-	-	-	-	10.00
Total borrowings	5.74	5.82	4.80	2.93	3.46
Combined funds cost	4.14	4.31	3.42	2.23	1.94
Interest rate spread	3.00%	3.07%	2.62%	2.42%	2.57%

[a] Excludes adjustments for non-accrual loans, amortization of net deferred costs to originate loans, premiums and discounts, prepayment and late fees and FHLB stock dividends.
[b] Includes the yield on investment securities accounted for on a trade-date basis but for which interest income will not be recognized until settlement. Yields for securities available for sale are calculated using historical cost balances and are not adjusted for changes in fair value that are reflected as a separate component of stockholders' equity.
[c] Included the impact of interest rate swap contracts, with notional amounts totaling $430 million of receive-fixed, pay-3-month LIBOR variable interest, which contracts serve as a permitted hedge against a portion of our FHLB advances.
[d] On July 23, 2004, we redeemed our junior subordinated debentures before maturity.

The period-end weighted average rate on our loans and mortgage-backed securities declined to 7.41% at December 31, 2007, down from 7.59% at December 31, 2006. The weighted average rate on new loans originated during 2007 was 5.44%, compared with 3.60% during 2006 and 1.91% during 2005. The higher rate in 2007 primarily reflects a higher volume of adjustable rate loans with interest rates fixed for the first three to five years. At December 31, 2007, our adjustable rate mortgage portfolio of single family residential loans, including mortgage-backed securities, totaled $10.8 billion and had a weighted average rate of 7.29%, compared with $13.5 billion that had a weighted average rate of 7.56% at December 31, 2006 and $15.2 billion that had a weighted average rate of 6.05% at December 31, 2005.

Problem Loans and Real Estate

Non-Performing Assets and Troubled Debt Restructurings ("TDRs")

Non-performing assets consist of loans on which we have ceased accruing interest (which we refer to as non-accrual loans), loans restructured at an interest rate below market and real estate acquired in settlement of loans. Our non-performing assets totaled $1.042 billion at December 31, 2007, up from $110 million at December 31, 2006 and $35 million at December 31, 2005. The increase in 2007 reflected the following:

- A $790 million increase in non-accrual residential one-to-four unit loans, of which $401 million represented loans modified as part of our borrower retention program that were current on their loan payments and $19 million that were not current on their loan payments at December 31, 2007 and $12 million represented loans modified in loan workout situations. Our borrower retention program was initiated at the beginning of the third quarter of 2007 to provide borrowers who are current with their loan payments a cost effective means to change from an adjustable rate loan subject to negative amortization to a less costly financing alternative. Those loans are considered troubled debt restructurings and have been placed on non-accrual status even though the interest rates following modifications were no less than those offered new borrowers. See Troubled Debt Restructurings on page 69 for further information on this program.
- A $107 million increase in real estate acquired in settlement of loans to $116 million, of which $109 million represents 326 one-to-four unit residential properties and $7 million represents one land property with 113 single family lots.
- A $18 million increase in the land category.
- A $16 million increase in the construction category.

Our non-performing assets as a percentage of total assets was 7.77% at year-end 2007, up from 0.68% at year-end 2006 and 0.21% at year-end 2005. To the extent borrowers whose loans were modified pursuant to the borrower retention program are current with their loan payments, it is relevant to distinguish those from total non-performing assets because, unlike other loans classified as non-performing assets, these loans are paying interest at interest rates no less than those offered new borrowers. At year-end 2007, approximately 95% of such borrowers had made all loan payments due. Accordingly, when these performing modified loans are excluded from the ratio of non-performing assets to total assets, the adjusted ratio drops to 4.78%, compared to the actual ratio of 7.77%.

The following table summarizes our non-performing assets at the dates indicated.

(Dollars in Thousands)	*December 31,* 2007	2006	2005	2004	2003
Non-accrual loans:					
Residential one-to-four units					
Performing troubled debt restructurings [(a)]	$ 400,562	$ -	$ -	$ -	$ -
Other troubled debt restructurings	31,218	-	-	-	-
All other	448,516	90,218	34,271	31,166	42,305
Construction	15,933	-	-	-	-
Land	29,080	11,345	-	-	-
Other	837	275	42	468	523
Total non-accrual loans	926,146	101,838	34,313	31,634	42,828
Real estate acquired in settlement of loans	115,623	8,524	908	2,555	5,803
Total non-performing assets	$1,041,769	$ 110,362	$ 35,221	$ 34,189	$ 48,631
Allowance for loan losses:					
Amount	$ 348,167	$ 60,943	$ 34,601	$ 33,343	$ 29,311
As a percentage of non-accrual loans	37.59%	59.84%	100.84%	105.40%	68.44%
Non-performing assets as a percentage of total assets:					
Performing troubled debt restructurings [(a)]	2.99	-	-	-	-
All other non-performing assets	4.78	0.68	0.21	0.22	0.42
Total non-performing assets	7.77%	0.68%	0.21%	0.22%	0.42%

[(a)] Represents TDRs associated with loans modified pursuant to Downey's borrower retention program. These loans are considered TDRs and have been placed on non-accrual status even though the interest rate following modification was no less than that offered new borrowers at the time of loan modification. These TDR loans will be on non-accrual status until six consecutive months of successful payment history has been established, at which time they will be removed from non-accrual status and from non-performing assets; however, they will continue to be reported as TDRs. While these loans are on non-accrual status, interest income is recognized only when paid by borrowers on a cash basis. For further information, see Troubled Debt Restructurings on page 69.

It is our policy to take appropriate, timely and aggressive action when necessary to resolve non-performing assets. When resolving problem loans, it is our policy to determine collectibility under various circumstances which are intended to result in our maximum financial benefit. We accomplish this either by working with the borrower to bring the loan current or by foreclosing and selling the asset. We perform ongoing reviews of loans that display weaknesses and maintain adequate loss allowances for them. For a discussion on our internal asset review policy, refer to Allowance for Credit and Real Estate Losses on page 72.

At year-end 2007, 91% of our residential one-to-four unit non-performing assets were located in California, compared to 81% at year-end 2006. The following table summarizes by major geographical area our residential one-to-four unit non-performing assets at the dates indicated.

	December 31, 2007				December 31, 2006			
(Dollars in Thousands)	Non-Performing Loans	REO	Non-Performing Assets	% of Related Assets	Non-Performing Loans	REO	Non-Performing Assets	% of Related Assets
Loan Investment Portfolio								
Residential one-to-four units:								
California county:								
Los Angeles	$ 91,221	$ 4,483	$ 95,704	4.8%	$ 14,743	$ -	$ 14,743	0.6%
San Diego	162,282	23,005	185,287	14.8	12,919	952	13,871	0.9
Orange	60,942	3,203	64,145	7.3	4,903	686	5,589	0.5
Santa Clara	33,267	5,051	38,318	4.5	2,857	529	3,386	0.4
Alameda	40,526	2,602	43,128	8.0	4,996	-	4,996	0.8
Riverside	71,815	11,405	83,220	15.5	3,002	1,159	4,161	0.6
Contra Costa	45,446	5,952	51,398	10.8	3,368	-	3,368	0.6
San Bernardino	28,847	3,534	32,381	9.6	2,833	302	3,135	0.7
Sacramento	47,888	9,923	57,811	17.8	6,044	713	6,757	1.7
San Mateo	15,508	1,397	16,905	6.2	1,311	-	1,311	0.4
All other counties	209,266	25,928	235,194	10.8	17,077	1,954	19,031	0.7
Total California	807,008	96,483	903,491	9.4	74,053	6,295	80,348	0.7
Arizona	19,759	3,728	23,487	5.0	2,873	-	2,873	0.5
All other states	53,529	8,088	61,617	8.2	13,292	2,229	15,521	1.5
Total residential one-to-four units	$ 880,296	$ 108,299	$ 988,595	9.1%	$ 90,218	$ 8,524	$ 98,742	0.7%

We evaluate the need for appraisals of non-performing assets on a periodic basis. We will generally obtain a new appraisal when we believe there may have been an adverse change in the property operations or in the economic conditions of the geographic market of the property securing our loans. Our policy is to obtain new appraisals at least annually for all real estate acquired in settlement of loans.

Non-Accrual Loans Excluding Troubled Debt Restructurings

It is our general policy to account for a loan as non-accrual when the loan becomes 90 days delinquent or when collection of interest appears doubtful. In a number of cases, loans may remain on accrual status past 90 days when we determine that continued accrual is warranted because the loan is well-secured and in process of collection. As of December 31, 2007, we had no loans 90 days or more delinquent which remained on accrual status. We reverse and charge against interest income any interest previously accrued with respect to non-accrual loans. We recognize interest income on non-accrual loans to the extent that we receive payments and to the extent that we believe we will recover the remaining principal balance of the loan. We restore these loans to an accrual status only if all past due payments are made by the borrower and the borrower has demonstrated the ability to make future payments of principal and interest. At December 31, 2007, non-accrual loans excluding troubled debt restructurings aggregating $135 million were less than 90 days delinquent relative to their contractual terms.

Troubled Debt Restructurings

We consider the restructuring of a debt to be a TDR when we, for economic or legal reasons related to the borrower's financial difficulties, grant a concession to the borrower that we would not otherwise grant. Troubled debt restructurings may include changing repayment terms, reducing the stated interest rate or reducing the amounts of principal and/or interest due or extending the maturity date. The restructuring of a loan is intended to recover as much of our investment as possible and to achieve the highest yield possible. At December 31, 2007, we had $432 million of TDRs of which $420 million related to the borrower retention program and $12 million related to other residential one-to four unit loans.

At the beginning of the third quarter of 2007, a borrower retention program for residential one-to-four unit loans was implemented to provide qualified borrowers with a cost effective means to change from an adjustable rate loan subject to negative amortization to a less costly financing alternative. We contacted borrowers whose loans were current and we offered them the opportunity to modify their loans into adjustable rate loans whereby the interest rate is fixed for the first three to five years or adjustable rate loans with interest rates that adjust annually but do not permit negative amortization. The interest rates associated with these modifications were the same or no less than those rates offered new borrowers but they were below the interest rates on the original loans. These loans are considered TDRs because the modified interest rates were lower than the interest rates on the original loans and the loans were not re-underwritten to prove the new interest rates were, in fact, market interest rates for borrowers with similar credit quality. Since these TDRs have been placed on non-accrual status, interest income will be recognized when paid by borrowers on a cash basis. If borrowers perform pursuant to the terms of their modified loans for six consecutive months, the loans will be placed back on accrual status and, while still reported as TDRs, they will no longer be classified as non-performing assets because the borrowers will have demonstrated an ability to perform and the interest rates are no less than those offered new borrowers at the time of the modifications.

Real Estate Acquired in Settlement of Loans

Real estate acquired in settlement of loans consists of real estate acquired through foreclosure or deeds in lieu of foreclosure and totaled $116 million at December 31, 2007. Of this amount, $109 million represented residential one-to-four unit properties and $7 million represented one land loan. We generally require private mortgage insurance on loans in excess of 80% of their appraised value. In 2007, subsequent to our acquiring real estate in the settlement of loans, we collected $3.2 million in private mortgage insurance to mitigate any losses incurred.

	2007	*2006*	*2005*	*2004*	*2003*
Number of properties acquired in settlement of loans					
Balance at beginning of year	33	3	10	27	60
New	405	40	7	16	58
Sold	(111)	(10)	(14)	(33)	(91)
Count at end of year	327	33	3	10	27
Gain (loss) given default [(a)]	(14.4)%	1.5%	2.9%	(4.6)%	(2.8)%

[(a)] Reflects the difference between the net sales proceeds and loan principal balance at foreclosure adjusted for associated deferred costs and fees, premiums and discounts, and collection of mortgage insurance as a percentage of their loan principal balance at foreclosure. The ratio does not include the cost to carry or real estate related costs, such as property taxes, which are expensed as incurred.

Delinquent Loans

When a borrower fails to make required payments on a loan and does not cure the delinquency within 60 days, we normally record a notice of default to commence foreclosure proceedings, so long as we have given the required prior notice to the borrower. If the loan is not reinstated within the time permitted by law, which is normally five business days prior to the date set for the non-judicial trustee's sale, we may then sell the property at a foreclosure sale. In general, if we have elected to pursue a non-judicial foreclosure, we are not permitted under applicable law to obtain a deficiency judgment against the borrower, even if the security property is insufficient to cover the balance owed. At these foreclosure sales, we generally acquire title to the property.

At December 31, 2007, loans delinquent 30 days or more as a percentage of total loans was 6.05%, up from 1.03% at year-end 2006 and 0.36% at year-end 2005. The increase from the prior year occurred primarily in our residential one-to-four units classification which, as a percentage of its loan category, increased from 1.06% at year-end 2006 to 5.96% at year-end 2007. A higher incidence of delinquency is expected when the minimum payments reset on our adjustable rate loans subject to negative amortization or interest only payments, whereby the interest rate is fixed for the first three to five years. For example, at year-end 2007, we had $607 million in loans subject to negative amortization or with interest only payments that had recast during the year, of which 26.1% were delinquent 30 or more days at December 31, 2007. This expected increase in delinquency is contemplated when we analyze the adequacy of our credit loss allowance. For further information, see Provision for Credit Losses on page 39 and Allowance for Credit and Real Estate Losses on page 72.

The following table represents at the dates indicated the amounts of our past due loans per the regulatory standards, whereby a loan is delinquent if a monthly payment is not received by the loan's due date in the following month.

	December 31,							
	2007				2006			
(Dollars in Thousands)	30-59 Days	60-89 Days	90+ Days [(a)]	Total	30-59 Days	60-89 Days	90+ Days [(a)]	Total
Loans secured by real estate:								
Residential:								
One-to-four units	$ 205,737	$ 134,715	$ 313,528	$ 653,980	$ 56,962	$ 24,100	$ 62,887	$ 143,949
Home equity loans and lines of credit	-	450	776	1,226	20	212	259	491
Five or more units	-	-	-	-	-	-	-	-
Commercial real estate	-	-	-	-	-	-	-	-
Construction	-	-	-	-	-	-	-	-
Land	33,580	-	-	33,580	-	-	-	-
Total real estate loans	239,317	135,165	314,304	688,786	56,982	24,312	63,146	144,440
Non-mortgage:								
Commercial	-	-	-	-	-	-	-	-
Consumer	21	12	61	94	60	1	16	77
Total delinquent loans	$ 239,338	135,177	$ 314,365	$ 688,880	$ 57,042	$ 24,313	$ 63,162	$ 144,517
Delinquencies as a percentage of total loans	2.10%	1.19%	2.76%	6.05%	0.41%	0.17%	0.45%	1.03%

	2005				2004			
Loans secured by real estate:								
Residential:								
One-to-four units	$ 25,102	7,197	23,808	56,107	$ 17,202	$ 6,232	$ 22,947	$ 46,381
Home equity loans and lines of credit	-	59	24	83	-	30	11	41
Five or more units	-	-	-	-	-	-	-	-
Commercial real estate	-	-	-	-	-	-	-	-
Construction	-	-	-	-	-	-	-	-
Land	-	-	-	-	-	-	-	-
Total real estate loans	25,102	7,256	23,832	56,190	17,202	6,262	22,958	46,422
Non-mortgage:								
Commercial	-				-	-	428	428
Other consumer	20	16	18	54	53	16	29	98
Total delinquent loans	$ 25,122	$ 7,272	$ 23,850	$ 56,244	$ 17,255	$ 6,278	$ 23,415	$ 46,948
Delinquencies as a percentage of total loans	0.16%	0.05%	0.15%	0.36%	0.13%	0.04%	0.16%	0.33%

	2003			
Loans secured by real estate:				
Residential:				
One-to-four units	$ 21,585	$ 10,045	$ 29,364	$ 60,994
Home equity loans and lines of credit	-	-	21	21
Five or more units	-	-	-	-
Commercial real estate	-	-	-	-
Construction	-	-	-	-
Land	-	-	-	-
Total real estate loans	21,585	$ 10,045	$ 29,385	$ 61,015
Non-mortgage:				
Commercial	-	-	428	428
Consumer	75	26	74	175
Total delinquent loans	$ 21,660	$ 10,071	$ 29,887	$ 61,618
Delinquencies as a percentage of total loans	0.20%	0.10%	0.29%	0.59%

[(a)] All 90 day or greater delinquencies are on non-accrual status and reported as part of non-performing assets.

Allowance for Credit and Real Estate Losses

We maintain a valuation allowance for credit and real estate losses to provide for losses inherent in those portfolios at the balance sheet date. The allowance for credit losses includes an allowance for loan losses reported as a reduction of loans held for investment and the allowance for loan-related commitments reported in accounts payable and accrued liabilities. Management evaluates the adequacy of the allowance quarterly to maintain the allowance at levels sufficient to provide for inherent losses at the balance sheet date.

Our Internal Asset Review Department conducts independent reviews to evaluate the risk and quality of all our loan and real estate investment assets. Our Internal Asset Review Committee is responsible for the review and classification of assets. The Internal Asset Review Committee members include the Credit Risk Manager, Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Director of Residential Lending, General Counsel, Director of Asset Management, Chief Appraiser, and Director of Operational and Compliance Risk. The Internal Asset Review Committee meets quarterly to review and determine asset classifications and recommend any changes to asset valuation allowances. With the exception of payoffs or asset sales, the classification of an asset, once established, can be removed or upgraded only upon approval of the Internal Asset Review Committee or the Credit Risk Manager as delegated by the Committee. The Audit Committee of the Board of Directors quarterly reviews the overall asset quality, the adequacy of valuation allowances on our loan and real estate investment assets, and our adherence to policies and procedures regarding asset classification and valuation through reports from the Credit Risk Manager and others.

We use an internal asset review system and loss allowance methodology designed to provide for timely recognition of problem assets and an adequate allowance to cover asset and loan-related commitment losses. Our current monitoring process includes the use of asset classifications to segregate the assets, largely loans and real estate, into various risk categories. We use the various asset classifications as a means of measuring risk for determining the valuation allowance for groups and individual assets at a point in time. We currently use a six grade system to classify our assets. The current grades are:

- pass;
- watch;
- special mention;
- substandard;
- doubtful; and
- loss.

We consider substandard, doubtful and loss assets adversely "classified assets" for regulatory purposes. A brief description of these classifications follows:

- The pass classification represents a level of credit quality which contains no well-defined deficiency or weakness.
- The watch classification identifies an asset that currently contains no well-defined deficiency or weakness, but warrants close monitoring—e.g., loans to facilitate the sale of real estate acquired in settlement of loans. This category may also be used for assets upgraded from lower classifications where continuing monitoring is deemed appropriate.
- A special mention asset does not currently expose us to a sufficient degree of risk to warrant an adverse classification, but does possess a correctable deficiency or potential weakness deserving management's close attention.
- Substandard assets have a well-defined weakness or weaknesses. They are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected.
- An asset classified doubtful has all the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable on the basis of currently existing facts, conditions and values. We consider doubtful to be a temporary classification until resolution of pending weakness issues enables us to more clearly define the potential for loss.

- For an asset or a portion thereof classified as loss, it is considered probable that we will not collect all amounts due according to the terms of the loan or contract. A loss classification does not mean that an asset has absolutely no recovery or salvage value, but rather it is not reasonable to defer writing off or providing a loss reserve for all or a portion of the asset even though partial recovery may occur. We will generally record a specific valuation allowance for the balance of the asset that is greater than the net fair value of the asset unless we can expect payment from another source. Specific valuation allowances are not included in determining the Bank's total regulatory capital.

The OTS has the authority to require us to change our asset classifications. If the change results in an asset being classified in whole or in part as loss, a specific allowance must be established against the amount so classified or that amount must be charged off. The OTS generally directs its examiners to rely on management's estimates of adequate general valuation allowances if the Bank's process for determining adequate allowances is deemed to be sound.

The majority of our loans are evaluated for credit losses on a collective basis based on FASB Statement No. 5, Accounting for Contingencies. Unless an individual borrower relationship warrants separate analysis, we generally determine the allowance for credit losses related to loans under $5 million through a statistical analysis of the expected performance of each loan based on historic trends for similar types of borrowers, loans, collateral and economic circumstances. Those amounts may be adjusted based upon an analysis of macro-economic and other trends that are likely to affect a borrower's ability to repay their loan according to their loan terms. In determining the allowance for credit losses related to borrower relationships of $5 million or more, we evaluate the loans on an individual basis, including an analysis of the borrower's creditworthiness, cash flows and financial status, and the condition and the estimated value of the collateral. Loans evaluated individually that are deemed to be impaired are separated from our other credit loss analysis in accordance with FASB Statement No. 114, Accounting by Creditors for Impairment of a Loan. Given the above evaluations, the amount of the allowance is based upon the total of general valuation allowances, allocated allowances and specific allowances.

We utilize the asset classifications from our internal asset review process in the following manner to determine the amount of our allowances:

- General valuation allowances: This element relates to assets with no well-defined deficiency or weakness (i.e., assets classified pass or watch) and takes into consideration loss that is imbedded within the portfolio but has not yet been realized. Generally, we believe that borrowers are impacted by events well in advance of a lender's knowledge that may ultimately result in loan default and eventual loss. Examples of such loss-causing events would be housing value declines, payment recasts and inability to refinance, job loss, divorce or medical crisis in the case of single family residential and consumer loans, or loss of a major tenant in the case of commercial real estate loans. We determine general valuation allowances by applying against asset balances the associated loss factors for each major asset type that consider past loss experience and asset duration.
- Allocated allowances: This element relates to assets with well-defined deficiencies or weaknesses (i.e., assets classified special mention, substandard or doubtful). We calculate losses on an ongoing basis by credit classification for each major asset type. Loss factors based on loss statistics are applied against current classified asset balances to determine the amount of allocated allowances.
- Specific allowances: This element relates to amounts associated with assets where it is probable that the value of the asset has been impaired and the loss can be reasonably estimated. If we determine our carrying value of the asset exceeds the net fair value and no alternative payment source exists, then we record a specific allowance for the amount of that difference. The specific valuation allowance for troubled debt restructurings is calculated as the difference between the recorded investment of the original loan and the present value of the expected cash flows of the modified loan (discounted at the effective interest rate of the original loan based on an expected life). This difference is recorded as a provision for credit losses in current earnings and subsequently amortized over the expected life of the loans. We include adjustments to impairment losses due to the change in cash flows from changes over time as an adjustment to loan yield or as a reduction of the provision if the loan is prepaid.

During 2007, our provision for credit losses was $310.1 million, compared with $26.6 million in 2006 and $2.3 million in 2005. Our provision for credit losses less net loan charge-offs and the TDR yield adjustment resulted in an increase of $287.4 million in our allowance for credit losses to $349.4 million at December 31, 2007. The increase in our allowance reflected an increase of $144.4 million in general valuation allowances to $196.3 million, an increase of $98.5 million in allocated valuation allowances to $108.0 million and an increase in specific valuation allowances of $44.5 million to $45.1 million. All increases were primarily related to our one-to-four unit residential portfolio. The allowance for credit losses was comprised of $348.2 million for loan losses and $1.2 million for loan-related commitments reported in accounts payable and accrued liabilities.

Our 2006 provision for credit losses less net loan charge-offs resulted in an increase of $26.1 million in our allowance for credit losses to $62.0 million at December 31, 2006. The increase in our allowance reflected an increase of $18.4 million in general valuation allowances to $51.9 million, and an increase of $7.7 million in allocated allowances to $10.1 million, primarily related to our one-to-four unit residential portfolio. The allowance for credit losses was comprised of $61.0 million for loan losses and $1.0 million for loan-related commitments.

The following table summarizes the activity in our allowance for loan losses for the years indicated.

(In Thousands)	*2007*	*2006*	*2005*	*2004*	*2003*
Allowance for loan losses					
Balance at beginning of year	$ 60,943	$ 34,601	$ 33,343	$ 29,311	$ 33,759
Provision (reduction)	309,971	26,863	2,320	2,543	(3,497)
TDR yield adjustment [a]	(483)	-	-	-	-
Charge-offs	(22,564)	(661)	(1,500)	(383)	(1,139)
Recoveries	300	140	438	1,872	188
Balance at end of year	$ 348,167	$ 60,943	$ 34,601	$ 33,343	$ 29,311
Allowance for loan-related commitments					
Balance at beginning of year	$ 1,055	$ 1,314	$ 1,371	$ 1,019	$ 1,240
Provision (reduction)	160	(259)	(57)	352	(221)
Balance at end of year	$ 1,215	$ 1,055	$ 1,314	$ 1,371	$ 1,019
Total allowance for credit losses					
Balance at beginning of year	$ 61,998	$ 35,915	$ 34,714	$ 30,330	$ 34,999
Provision (reduction)	310,131	26,604	2,263	2,895	(3,718)
TDR yield adjustment [a]	(483)	-	-	-	-
Charge-offs	(22,564)	(661)	(1,500)	(383)	(1,139)
Recoveries	300	140	438	1,872	188
Balance at end of year	$ 349,382	$ 61,998	$ 35,915	$ 34,714	$ 30,330

[a] For TDRs of residential one-to-four unit loans, a specific valuation allowance is calculated as the difference between the recorded investment of the original loan and the present value of the expected cash flows of the modified loan (discounted at the effective interest rate of the original loan based on an expected life). This difference is recorded as a provision for credit losses in current earnings and subsequently amortized over the expected life of the loans as an adjustment to loan yield or as a reduction of the provision if the loan is prepaid.

We had net loan charge-offs of $22.3 million in 2007, compared with $0.5 million in 2006, and $1.1 million in 2005.

The following table presents gross charge-offs, gross recoveries and net charge-offs by category of loan for the years indicated.

(Dollars in Thousands)	*2007*	*2006*	*2005*	*2004*	*2003*
Gross loan charge-offs					
Loans secured by real estate:					
Residential:					
One-to-four units	$ 18,409	$ 549	$ 903	$ 206	$ 850
Home equity loans and lines of credit	-	-	-	-	-
Five or more units	-	-	-	-	-
Commercial real estate	-	-	-	-	-
Construction	17	-	-	-	-
Land	4,022	-	-	-	-
Non-mortgage:					
Commercial	-	-	428	-	20
Consumer	116	112	169	177	269
Total gross loan charge-offs	22,564	661	1,500	383	1,139
Gross loan recoveries					
Loans secured by real estate:					
Residential:					
One-to-four units	291	120	410	26	164
Home equity loans and lines of credit	-	-	-	-	-
Five or more units	-	-	-	-	-
Commercial real estate	-	-	-	1,819	-
Construction	-	-	-	-	-
Land	-	-	-	-	-
Non-mortgage:					
Commercial	-	-	-	-	-
Consumer	9	20	28	27	24
Total gross loan recoveries	300	140	438	1,872	188
Net loan charge-offs (recoveries)					
Loans secured by real estate:					
Residential:					
One-to-four units	18,118	429	493	180	686
Home equity loans and lines of credit	-	-	-	-	-
Five or more units	-	-	-	-	-
Commercial real estate	-	-	-	(1,819)	-
Construction	17	-	-	-	-
Land	4,022	-	-	-	-
Non-mortgage:					
Commercial	-	-	428	-	20
Consumer	107	92	141	150	245
Total net loan charge-offs (recoveries)	$ 22,264	$ 521	$ 1,062	$ (1,489)	$ 951
Net loan charge-offs (recoveries) as a percentage of average loans	0.18%	-%	0.01%	(0.01)%	0.01%

The following table indicates our allocation of the allowance for loan losses to the various categories of loans at the dates indicated.

	December 31,				
(Dollars in Thousands)	*2007*	*2006*	*2005*	*2004*	*2003*
Loans secured by real estate:					
Residential:					
One-to-four units	$ 339,424	$ 56,718	$ 31,394	$ 29,382	$ 25,222
Home equity loans and lines of credit	1,019	999	1,386	1,399	427
Five or more units	976	1,030	521	724	697
Commercial real estate	297	267	295	492	1,127
Construction	1,857	581	501	416	648
Land	4,229	1,016	175	188	173
Non-mortgage:					
Commercial	36	14	15	443	456
Consumer	329	318	314	299	561
Total for loans held for investment	$ 348,167	$ 60,943	$ 34,601	$ 33,343	$ 29,311

The following table indicates our allowance as a percentage of loan category balance for the various categories of loans at the dates indicated.

	December 31,				
(Dollars in Thousands)	*2007*	*2006*	*2005*	*2004*	*2003*
Loans secured by real estate:					
Residential:					
One-to-four units	3.12%	0.43%	0.21%	0.23%	0.26%
Home equity loans and lines of credit	0.74	0.53	0.51	0.51	0.51
Five or more units	0.97	0.91	0.75	0.75	0.75
Commercial real estate	1.12	1.00	1.02	1.51	2.29
Construction	2.29	1.10	0.61	0.62	0.61
Land	8.54	1.72	0.74	0.74	1.03
Non-mortgage:					
Commercial	0.72	0.58	0.38	8.87	9.17
Consumer	5.49	4.69	4.69	3.74	3.76
Total for loans held for investment	3.09%	0.45%	0.23%	0.25%	0.29%

The following table indicates by loan category the percentage mix of our total loans held for investment at the dates indicated.

	December 31,				
(Dollars in Thousands)	*2007*	*2006*	*2005*	*2004*	*2003*
Loans secured by real estate:					
Residential:					
One-to-four units	96.40%	96.71%	96.77%	96.14%	96.34%
Home equity loans and lines of credit	1.23	1.37	1.81	2.08	0.83
Five or more units	0.89	0.83	0.46	0.73	0.92
Commercial real estate	0.23	0.20	0.19	0.25	0.49
Construction	0.72	0.39	0.54	0.51	1.05
Land	0.44	0.43	0.16	0.19	0.17
Non-mortgage:					
Commercial	0.04	0.02	0.03	0.04	0.05
Consumer	0.05	0.05	0.04	0.06	0.15
Total for loans held for investment	100.00%	100.00%	100.00%	100.00%	100.00%

We consider a loan to be impaired when, based upon current information and events, we believe it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. In addition, all TDRs, including portfolio retention modifications, are considered to be impaired. We carry impaired loans at the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the net fair value of the collateral securing the loan. Impaired loans exclude large groups of smaller balance homogeneous loans that we collectively evaluate for impairment. Generally, loans we collectively review for impairment include all single family loans and performing multi-family and non-residential loans having principal balances of less than $5 million, unless an individual loan or borrower relationship warrants separate analysis.

In determining impairment, we consider large non-homogeneous loans that are on non-accrual, have been restructured or are performing but exhibit, among other characteristics, high loan-to-value ratios or delinquent taxes. We base the measurement of collateral dependent impaired loans on the net fair value of the loan's collateral. We value non-collateral dependent loans based on a present value calculation of expected future cash flows discounted at the loan's effective rate or the loan's observable market price. We generally use cash receipts on impaired loans not performing according to contractual terms to reduce the carrying value of the loan, unless we believe we will recover the remaining principal balance of the loan, in which case we may recognize interest income. We include impairment losses in the allowance for loan losses through a charge to provision for credit losses. We include adjustments to impairment losses due to changes in the fair value of the collateral of impaired loans in provision for credit losses. For TDRs of residential one-to-four unit loans, we include adjustments to impairment losses due to the change in cash flow as an adjustment to loan yield. Upon disposition of an impaired loan, we record loss of principal through a charge-off to the allowance for loan losses. The recorded investment in loans for which we recognized impairment totaled $486 million at December 31, 2007. Of the total, $441 million related to residential one-to-four unit loan TDRs with an allowance for loss of $39 million, $29 million related to one land loan with an allowance for loss of $4 million, $15 million related to two construction loans with an allowance for loss of $2 million, and $1 million related to one residential one-to-four unit loan with no allowance for loss. This is up from an $11 million recorded investment in one land loan at December 31, 2006 with an allowance for loss of less than $1 million. During 2007, the total interest recognized on the impaired portfolio was $3.4 million, compared to no interest recognized in 2006. For further information regarding impaired loans, see Note 5 of the Notes to Consolidated Financial Statements on page 102.

The following table summarizes the activity in our allowance for credit losses associated with impaired loans for the years indicated.

(In Thousands)	*2007*	*2006*	*2005*	*2004*	*2003*
Balance at beginning of year	$ 601	$ -	$ 193	$ 709	$ 725
Provision (reduction)	49,374	601	(193)	(516)	(16)
TDR yield adjustment [a]	(483)	-	-	-	-
Charge-offs	(4,569)	-	-	-	-
Recoveries	143	-	-	-	-
Balance at end of year	$ 45,066	$ 601	$ -	$ 193	$ 709

[a] For TDRs of residential one-to-four unit loans, a specific valuation allowance is calculated as the difference between the recorded investment of the original loan and the present value of the expected cash flows of the modified loan (discounted at the effective interest rate of the original loan based on an expected life). This difference is recorded as a provision for credit losses in current earnings and subsequently amortized over the expected life of the loans as an adjustment to loan yield or as a reduction of the provision if the loan is prepaid.

The provision of $49.4 million during 2007 is primarily due to $39.5 million associated with certain TDRs resulting from our borrower retention program which is discussed more fully in the section entitled "Non-Performing Assets," $7.5 million related to two land loans, and $1.5 million related to two construction loans.

The current year net charge-offs of $4.4 million are primarily related to a $4.0 million charge-off for one land loan that is reported as real estate acquired through foreclosure at year end.

In addition to losses charged against the allowance for credit losses, we maintain a valuation allowance for losses on real estate and joint ventures held for investment. The following table summarizes the activity in our allowance for real estate and joint ventures held for investment during the years indicated.

(In Thousands)	2007	2006	2005	2004	2003
Balance at beginning of year	$ 103	$ 103	$ 1,436	$ 1,436	$ 908
Provision (reduction)	319	-	(1,333)	-	528
Charge-offs	-	-	-	-	-
Recoveries	-	-	-	-	-
Balance at end of year	$ 422	$ 103	$ 103	$ 1,436	$ 1,436

We do not maintain an allowance for real estate acquired in settlement of loans as we record the related individual assets at fair value and any subsequent losses are recorded as a direct write-off to net operations. For a discussion on our real estate acquired in settlement of loans, refer to Real Estate Acquired in Settlement of Loans on page 70.

Capital Resources and Liquidity

Our sources of funds include deposits, advances from the FHLB and other borrowings; proceeds from the sale of loans, mortgage-backed securities and real estate; payments of loans and mortgage-backed securities and payments for and sales of loan servicing; and income from other investments. Interest rates, real estate sales activity and general economic conditions significantly affect repayments on loans and mortgage-backed securities and deposit inflows and outflows.

Our primary sources of funds generated during 2007 were from:

- principal repayments of $4.1 billion on loans held for investment and mortgage-backed securities available for sale, including prepayments but excluding refinances of our existing loans;
- maturities or calls of $2.0 billion of U.S. Treasury, government sponsored entities and other investment securities available for sale; and
- a net decline of $260 million in our loans held for sale.

We used these funds to:

- purchase $2.0 billion of U.S. Treasury, government sponsored entities and other investment securities available for sale;
- originate and purchase $1.6 billion of loans held for investment, excluding refinances of our existing loans;
- reduce borrowings by $1.4 billion; and
- absorb a $1.3 billion reduction in deposits.

Our principal source of liquidity is our ability to utilize borrowings, as needed. Our primary source of borrowings is the FHLB. At December 31, 2007, our FHLB borrowings totaled $1.2 billion, representing 8.9% of total assets. We currently are approved by the FHLB to borrow up to 50% of total assets to the extent we provide qualifying collateral and hold sufficient FHLB stock. That approved limit would have permitted us, as of year end, to borrow an additional $5.5 billion. To the extent 2008 deposit growth falls short of satisfying ongoing commitments to fund maturing and withdrawable deposits, repay maturing borrowings, fund existing and future loans, make investments, and continue branch improvement programs, we may utilize the additional capacity from our FHLB borrowing arrangement or other sources. As of December 31, 2007, we had commitments to borrowers for short-term interest rate locks, before the reduction of expected fallout, of $278 million, of which $82 million were related to residential one-to-four unit loans being originated for sale in the secondary market. We also had undisbursed loan funds and unused lines of credit of $307 million and operating leases of $18 million. We believe our current sources of funds, including repayments of existing loans, enable us to meet our obligations while maintaining liquidity at appropriate levels.

The holding company currently has adequate liquid assets to meet its obligations and can obtain further funds by means of dividends from subsidiaries, subject to certain limitations, or issuance of further debt or equity. As of December 31, 2007, the Bank had the capacity to declare a dividend totaling $258 million subject to filing an application with the OTS at least 30 days prior to the distribution and the OTS approves the dividend. At December 31, 2007, the holding company's liquid assets, including due from Bank—interest bearing balances, totaled $102 million, down from $108 million at the end of 2006.

Stockholders' equity totaled $1.3 billion at December 31, 2007, $1.4 billion at December 31, 2006 and $1.2 billion at December 31, 2005.

Contractual Obligations and Other Commitments

Through the normal course of operations, we have entered into contractual obligations and other commitments. Our obligations generally relate to funding of our operations through deposits and borrowings as well as leases for premises and equipment, and our commitments generally relate to our lending operations.

We have obligations under long-term operating leases, principally for building space and land. Lease terms generally cover a five-year period, with options to extend, and are non-cancelable. Currently, we have no significant contractual vendor obligations.

We executed interest rate swap contracts to change interest rate characteristics of a portion of our FHLB advances to better manage interest rate risk. The contracts have notional amounts totaling $430 million of receive-fixed, pay 3-month LIBOR variable interest and serve as a permitted fair value hedge.

Our commitments to originate fixed and variable rate mortgage loans are agreements to lend to a customer as long as there is no violation of any condition established in the commitment. Undisbursed loan funds on construction projects and unused lines of credit on home equity and commercial loans include committed funds not disbursed. Letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party.

Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The credit risk involved in issuing lines and letters of credit requires the same creditworthiness evaluation as that involved in extending loan facilities to customers. We evaluate each customer's creditworthiness.

We receive collateral to support commitments when deemed necessary. The most significant categories of collateral include real estate properties underlying mortgage loans, liens on personal property and cash on deposit with us.

We enter into derivative financial instruments as part of our interest rate risk management process, including loan forward sale and purchase contracts related to our sale of loans in the secondary market. The associated fair value changes to the notional amount of the derivative instruments are recorded on-balance sheet. The total notional amount of our derivative financial instruments does not represent future cash requirements. For further information regarding our derivative instruments, see Asset/Liability Management and Market Risk on page 60 and Note 20 of Notes to the Consolidated Financial Statements on page 120.

We sell all loans without recourse. When a loan sold to an investor without recourse fails to perform according to the contractual terms of the note, the investor will typically review the loan file to determine whether defects in the origination process occurred and whether such defects give rise to a violation of a representation or warranty made to the investor in connection with the sale. If such a defect is identified, we may be required to either repurchase the loan or indemnify the investor for losses sustained. If there are no such defects, we have no commitment to repurchase the loan. We recorded repurchase or indemnification losses related to defects in the origination process of $1.1 million in 2007 and $1.2 million in 2006 and repurchased $16 million of loans and $2 million of real estate acquired in settlement of loans in 2007 and $3 million in 2006.

The loan and servicing sale contracts may also contain provisions to refund sale price premiums to the purchaser if the related loans prepay during a period not to exceed 120 days from the sale's settlement date. We reserved less than $1 million at December 31, 2007 and 2006 to cover the estimated loss exposure related to early payoffs. However, if all the loans related to those sales prepaid within the refund period, as of December 31, 2007, our maximum sales price premium refund would be $1 million. See Note 20 of Notes to the Consolidated Financial Statements on page 120.

At December 31, 2007, scheduled maturities of obligations and commitments, excluding accrued interest, were as follows:

(In Thousands)	Within 1 Year	After 1 Year Through 3 Years	After 3 Years Through 5 Years	Beyond 5 Years	Total Balance
Certificates of deposit	$ 7,904,212	$ 228,837	$ 81,678	$ -	$ 8,214,727
FHLB advances	1,172,100	-	25,000	-	1,197,100
Senior notes	-	-	-	198,445	198,445
Secondary marketing activities:					
Non-qualifying hedge transactions:					
Interest rate lock commitments (a)	53,250	-	-	-	53,250
Associated loan forward sale contracts (a)	57,924				57,924
Qualifying cash flow hedge transactions:					
Loans held for sale, at lower of cost or fair value	103,384	-	-	-	103,384
Associated loan forward sale contracts (a)	93,576				93,576
Qualifying fair value hedge transactions:					
Designated FHLB advances – pay-fixed	430,000	-	-	-	430,000
Associated interest rate swap contracts – pay-variable, receive-fixed (a)	430,000	-	-	-	430,000
Commitments to originate adjustable rate loans held for investment	196,471	-	-	-	196,471
Undisbursed loan funds and unused lines of credit	26,019	31,593	-	248,920	306,532
Operating leases	5,680	8,424	3,341	550	17,995

(a) Amount represents the notional amount of the commitments or contracts. The notional amount for interest rate lock commitments before the reduction of expected fallout was $81.6 million.

Regulatory Capital Compliance

The Bank's core and tangible capital ratios were both 10.18% and its risk-based capital ratio was 19.01% at December 31, 2007. These levels are up from ratios of 8.76% for both core and tangible capital and 17.78% for risk-based capital at December 31, 2006. The Bank continues to exceed the "well capitalized" standards of 5.00% for core capital and 10.00% for risk-based capital, as defined by regulation.

The following table is a reconciliation of the Bank's stockholder's equity to federal regulatory capital as of December 31, 2007.

(Dollars in Thousands)	Tangible Capital		Core Capital		Risk-Based Capital	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Stockholder's equity	$1,436,990		$1,436,990		$1,436,990	
Adjustments:						
Deductions:						
Investment in real estate subsidiary	(73,478)		(73,478)		(73,478)	
Excess cost over fair value of branch acquisitions	(3,150)		(3,150)		(3,150)	
Non-permitted mortgage servicing rights	(1,951)		(1,951)		(1,951)	
Additions:						
Unrealized losses on securities available for sale and cash flow hedges	(2,768)		(2,768)		(2,768)	
General loss allowance – investment in DSL Service Company	319		319		319	
Allowance for credit losses, net of specific allowances (a)					95,418	
Regulatory capital	1,355,962	10.18%	1,355,962	10.18%	1,451,380	19.01%
Well capitalized requirement	199,859	1.50 (b)	666,195	5.00	763,343	10.00 (c)
Excess	$1,156,103	8.68%	$ 689,767	5.18%	$ 688,037	9.01%

(a) Limited to 1.25% of risk-weighted assets.

(b) Represents the minimum requirement for tangible capital, as no "well capitalized" requirement has been established for this category.

(c) A third requirement is Tier 1 capital to risk-weighted assets of 6.00%, which the Bank met and exceeded with a ratio of 17.76%.

RECENTLY ISSUED ACCOUNTING STANDARDS

Statement of Financial Accounting Standards No. 157

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. Adoption of SFAS 157 is not expected to have a material impact on us.

Statement of Financial Accounting Standards No. 158

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R), ("SFAS 158"), which requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income. Additionally, SFAS 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position. The new reporting requirements and related new footnote disclosure rules of SFAS No. 158 are effective for fiscal years ending after December 15, 2006. The new measurement date requirement applies for fiscal years ending after December 15, 2008. Adoption of the measurement provisions of SFAS 158 is not expected to have a material impact on us.

Statement of Financial Accounting Standards No. 159

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"), which provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities and to more easily understand the effect of the company's choice to use fair value on its earnings. SFAS 159 also requires entities to display the fair value of the selected assets and liabilities on the face of the balance sheet. SFAS 159 does not eliminate disclosure requirements of other accounting standards, including fair value measurement disclosures in SFAS 157. This Statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of Statement 157. Adoption of SFAS 159 is not expected to have a material impact on us.

Staff Accounting Bulletin No. 109

In November 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value Through Earnings ("SAB. 109"). SAB 109 provides the staff's views on the accounting for written loan commitments recorded at fair value. To make the staff's views consistent with Statement No. 156, Accounting for Servicing of Financial Assets, and Statement No. 159, SAB 109 revises and rescinds portions of SAB No. 105, Application of Accounting Principals to Loan Commitments, and specifically states that the expected net future cash flows related to the associated servicing of a loan should be included in the measurement of all written loan commitments that are accounted for at face value through earnings. The provisions of SAB 109 are applicable to written loan commitments issued or modified beginning on January 1, 2008. Adoption of SAB 109 is not expected to have a material impact on us.

Financial Interpretation No. 48

FIN 48 was adopted during the first quarter of 2007. FIN 48 requires the affirmative evaluation that it is more likely than not, based on the technical merits of a tax position, that an enterprise is entitled to economic benefits resulting from positions taken in income tax returns. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements. Adoption of FIN 48 resulted in an increase to the opening balance of retained earnings of $3.2 million, relating to the recognition of a previously unrecognized tax benefit associated with bad debt reserves for tax purposes. Management has determined there are no additional unrecognized tax benefits to be reported in Downey's financial statements, and none are anticipated during the next 12 months. For the cumulative effect from the adoption of FIN 48, see Consolidated Statements of Stockholders' Equity on page 89.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For information regarding quantitative and qualitative disclosures about market risk, see Asset/Liability Management and Market Risk on page 60.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Management's Report on Internal Control Over Financial Reporting

Management of Downey Financial Corp. ("Downey") is responsible for establishing and maintaining adequate internal control over financial reporting. Downey's internal control over financial reporting is a process designed under the supervision of Downey's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Downey's financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Throughout 2007 and as of December 31, 2007, management conducted an assessment of the effectiveness of Downey's internal control over financial reporting based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that Downey's internal control over financial reporting as of December 31, 2007 is effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of Downey's management and the directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Downey's assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

KPMG LLP, the independent registered public accounting firm that audited the consolidated financial statements of Downey included in this Annual Report on Form 10-K, has issued an attestation report on the effectiveness of Downey's internal control over financial reporting as of December 31, 2007. The report, which expresses an unqualified opinion on the effectiveness of Downey's internal control over financial reporting as of December 31, 2007, is included in this Item under the heading "Report of Independent Registered Public Accounting Firm."

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Downey Financial Corp.:

We have audited Downey Financial Corp.'s ("Downey") internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Downey's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on Downey's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Downey maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Downey Financial Corp. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 28, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Costa Mesa, California
February 28, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Downey Financial Corp.:

We have audited the accompanying consolidated balance sheets of Downey Financial Corp. and subsidiaries ("Downey") as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of Downey's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Downey Financial Corp. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Downey's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2008 expressed an unqualified opinion on the effectiveness of, internal control over financial reporting.

/s/ KPMG LLP

Costa Mesa, California
February 28, 2008

Consolidated Balance Sheets

(Dollars in Thousands, Except Per Share Data)	December 31, 2007	December 31, 2006
Assets		
Cash	$ 83,840	$ 124,865
Federal funds	5,900	1
Cash and cash equivalents	89,740	124,866
U.S. Treasury, government sponsored entities and other investment securities available for sale, at fair value	1,549,879	1,433,176
Loans held for sale, at lower of cost or fair value	103,384	363,215
Mortgage-backed securities available for sale, at fair value	111	251
Loans held for investment	11,381,327	13,868,227
Allowance for loan losses	(348,167)	(60,943)
Loans held for investment, net	11,033,160	13,807,284
Investments in real estate and joint ventures	68,679	59,843
Real estate acquired in settlement of loans	115,623	8,524
Premises and equipment, net	115,846	114,052
Federal Home Loan Bank stock, at cost	70,964	152,953
Mortgage servicing rights, net	19,512	21,196
Other assets	120,073	121,746
Deferred tax asset	122,086	276
	$ 13,409,057	$ 16,207,382
Liabilities and Stockholders' Equity		
Deposits	$ 10,496,041	$ 11,784,869
Securities sold under agreements to repurchase	-	469,971
Federal Home Loan Bank advances	1,197,100	2,140,785
Senior notes	198,445	198,260
Accounts payable and accrued liabilities	183,054	220,262
Total liabilities	12,074,640	14,814,147
Stockholders' equity		
Preferred stock, par value of $0.01 per share; authorized 5,000,000 shares; outstanding none	-	-
Common stock, par value of $0.01 per share; authorized 50,000,000 shares; issued 28,235,022 shares at both December 31, 2007 and 2006; outstanding 27,853,783 shares at both December 31, 2007 and 2006	282	282
Additional paid-in capital	93,792	93,792
Accumulated other comprehensive income (loss)	2,768	(5,204)
Retained earnings	1,254,367	1,321,157
Treasury stock, at cost, 381,239 shares at both December 31, 2007 and 2006	(16,792)	(16,792)
Total stockholders' equity	1,334,417	1,393,235
	$ 13,409,057	$ 16,207,382

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

(Dollars in Thousands, Except Per Share Data)	Year Ended December 31, 2007	2006	2005
Interest income			
Loans	$ 885,456	$ 1,080,791	$ 833,540
U.S. Treasury and government sponsored entities securities	88,274	43,445	21,037
Mortgage-backed securities	12	13	12
Other investment securities	6,355	9,556	8,260
Total interest income	980,097	1,133,805	862,849
Interest expense			
Deposits	439,061	417,590	270,062
Federal Home Loan Bank advances and other borrowings	103,991	184,343	143,230
Senior notes	13,207	13,195	13,184
Total interest expense	556,259	615,128	426,476
Net interest income	423,838	518,677	436,373
Provision for credit losses	310,131	26,604	2,263
Net interest income after provision for credit losses	113,707	492,073	434,110
Other income, net			
Loan and deposit related fees	36,054	36,151	36,496
Real estate and joint ventures held for investment, net	(6,885)	10,953	6,734
Secondary marketing activities:			
Loan servicing income (loss), net	(3,179)	(594)	2,059
Net gains on sales of loans and mortgage-backed securities	20,316	43,615	119,961
Net gains on sales of mortgage servicing rights	-	-	1,000
Net gains on sales of investment securities	-	-	28
Litigation award	155	2,233	1,767
Other	15	785	1,887
Total other income, net	46,476	93,143	169,932
Operating expense			
Salaries and related costs	158,813	161,060	153,749
Premises and equipment costs	37,924	34,959	32,271
Advertising expense	5,912	6,227	6,068
Deposit insurance premiums and regulatory assessments	10,175	6,439	3,795
Professional fees	2,695	1,793	1,208
Other general and administrative expense	33,003	32,477	36,556
Total general and administrative expense	248,522	242,955	233,647
Net operation of real estate acquired in settlement of loans	9,486	250	(96)
Total operating expense	258,008	243,205	233,551
Income (loss) before income taxes (tax benefits)	(97,825)	342,011	370,491
Income taxes (tax benefits)	(41,226)	142,355	156,014
Net income (loss)	$ (56,599)	$ 199,656	$ 214,477
Per share information			
Basic	$ (2.03)	$ 7.17	$ 7.70
Diluted	$ (2.03)	$ 7.16	$ 7.69
Cash dividends declared and paid	$ 0.48	$ 0.40	$ 0.40
Weighted average shares outstanding			
Basic	27,853,783	27,853,783	27,853,783
Diluted	27,853,783	27,883,867	27,883,251

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

(In Thousands)	Year Ended December 31, 2007	2006	2005
Net income (loss)	$ (56,599)	$ 199,656	$ 214,477
Other comprehensive income (loss), net of income taxes (tax benefits)			
Unrealized gains (losses) on *securities* available for sale:			
U.S. Treasury, government sponsored entities and other investment securities available for sale, at fair value	8,406	(223)	(5,683)
Mortgage-backed securities available for sale, at fair value	2	-	(1)
Reclassification of realized amounts included in net income	-	-	(17)
Unrealized gains (losses) on cash flow hedges:			
Net derivative instruments	147	759	583
Reclassification of realized amounts included in net income	(583)	(332)	(608)
Total other comprehensive income (loss), net of income taxes (tax benefits)	7,972	204	(5,726)
Comprehensive income (loss)	$ (48,627)	$ 199,860	$ 208,751

Consolidated Statements of Stockholders' Equity

(Dollars in Thousands, Except Per Share Data)	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total
Balance at December 31, 2004	$ 282	$ 93,792	$ 318	$ 929,304	$ (16,792)	$ 1,006,904
Cash dividends, $0.40 per share	-	-	-	(11,140)	-	(11,140)
Unrealized losses on securities available for sale	-	-	(5,701)	-	-	(5,701)
Unrealized losses on cash flow hedges	-	-	(25)	-	-	(25)
Net income	-	-	-	214,477	-	214,477
Balance at December 31, 2005	$ 282	$ 93,792	$ (5,408)	$ 1,132,641	$ (16,792)	$ 1,204,515
Cash dividends, $0.40 per share	-	-	-	(11,140)	-	(11,140)
Unrealized losses on securities available for sale	-	-	(223)	-	-	(223)
Unrealized gains on cash flow hedges	-	-	427	-	-	427
Net income	-	-	-	199,656	-	199,656
Balance at December 31, 2006	$ 282	$ 93,792	$ (5,204)	$ 1,321,157	$ (16,792)	$ 1,393,235
Cumulative effect from the adoption of FIN 48	-	-	-	3,179	-	3,179
Cash dividends, $0.48 per share	-	-	-	(13,370)	-	(13,370)
Unrealized gains on securities available for sale	-	-	8,408		-	8,408
Unrealized losses on cash flow hedges	-	-	(436)		-	(436)
Net loss	-	-	-	(56,599)	-	(56,599)
Balance at December 31, 2007	$ 282	$ 93,792	$ 2,768	$ 1,254,367	$ (16,792)	$ 1,334,417

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In Thousands)	*Year Ended December 31,* 2007	2006	2005
Cash flows from operating activities			
Net income (loss)	$ (56,599)	$ 199,656	$ 214,477
Adjustments to reconcile net income (loss) to net cash used for operating activities:			
Depreciation	14,452	13,184	12,657
Amortization	85,644	117,952	97,007
Provision for (reduction of) losses on loans, loan-related commitments, investments in real estate and joint ventures, mortgage servicing rights, real estate acquired in settlement of loans and other assets	316,584	26,729	(25)
Net gains on sales of loans and mortgage-backed securities, mortgage servicing rights, investment securities, real estate and other assets	(21,495)	(54,538)	(123,561)
Interest capitalized on loans (negative amortization)	(245,395)	(292,949)	(134,733)
Federal Home Loan Bank stock dividends	(6,090)	(9,507)	(10,325)
Loans originated and purchased for sale	(1,572,424)	(3,475,552)	(7,715,200)
Proceeds from sales of loans held for sale, including those sold as mortgage-backed securities	1,811,578	3,560,031	8,443,214
Other, net	(281,200)	(121,146)	(134,338)
Net cash provided by (used for) operating activities	45,055	(36,140)	649,173
Cash flows from investing activities			
Proceeds from sales of:			
U.S. Treasury, government sponsored entities and other investment securities available for sale	-	-	-
Loans originated for investment	-	-	-
Wholly owned real estate and real estate acquired in settlement of loans	35,590	13,522	14,417
Federal Home Loan Bank stock	95,046	36,837	91,455
Proceeds from maturities or calls of U.S. Treasury, government sponsored entities and other investment securities available for sale	2,026,797	228,950	29,555
Purchase of:			
U.S. Treasury, government sponsored entities and other investment securities available for sale	(2,019,172)	(1,036,220)	(168,803)
Loans held for investment	-	(21,671)	(62,527)
Premises and equipment	(23,566)	(27,820)	(20,141)
Federal Home Loan Bank stock	(6,967)	(439)	(17,361)
Originations of loans held for investment (net of refinances of $656,466 for the year ended December 31, 2007, $815,457 for the year ended December 31, 2006 and $695,217 for the year ended December 31, 2005)	(1,552,632)	(3,516,352)	(6,628,854)
Principal payments on loans held for investment and mortgage-backed securities available for sale	4,121,348	5,399,581	5,021,687
Net change in undisbursed loans and lines of credit funds	(41,423)	(62,449)	(48,218)
Investments in real estate and joint ventures held for investment	(7,807)	(4,048)	(267)
Other, net	8,275	10,424	4,992
Net cash provided by (used for) investing activities	2,635,489	1,020,315	(1,784,065)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows—(Continued)

(In Thousands)	Year Ended December 31, 2007	2006	2005
Cash flows from financing activities			
Net increase (decrease) in deposits	$ (1,288,828)	$ (91,979)	$ 2,218,870
Proceeds from FHLB advances and other borrowings	16,842,536	30,564,994	33,167,675
Repayments of FHLB advances and other borrowings	(18,267,017)	(31,515,323)	(34,160,425)
Cash dividends	(13,370)	(11,140)	(11,140)
Other, net	11,009	3,743	(9,194)
Net cash provided by (used for) financing activities	(2,715,670)	(1,049,705)	1,205,786
Net increase (decrease) in cash and cash equivalents	(35,126)	(65,530)	70,894
Cash and cash equivalents at beginning of period	124,866	190,396	119,502
Cash and cash equivalents at end of period	**$ 89,740**	**$ 124,866**	**$ 190,396**
Supplemental disclosure of cash flow information:			
Cash paid during the period for:			
Interest	$ 564,326	$ 616,415	$ 409,807
Income taxes	200,018	177,255	143,991
Supplemental disclosure of non-cash investing:			
Loans transferred to held for investment from held for sale	28,073	46,528	31,912
Loans transferred from held for investment to held for sale	3,933	2,365	330
US Treasury, government sponsored entities and other investment securities available for sale, purchased and not settled	109,750	-	-
Real estate acquired in settlement of loans	144,052	11,208	1,939
Loans to facilitate the sale of real estate acquired in settlement of loans	310	-	126

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2007, 2006 and 2005

(1) Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of Downey Financial Corp. and subsidiaries ("Downey") include all accounts of Downey Financial Corp. and the consolidated accounts of all subsidiaries, including Downey Savings and Loan Association, F.A. ("Bank"). All significant intercompany balances and transactions have been eliminated.

Business

Downey provides a full range of financial services to individual and corporate customers and engages in real estate development activities, primarily in California. Downey is subject to competition from other financial institutions. Downey is subject to the regulations of certain governmental agencies and undergoes periodic examinations by those regulatory authorities.

Basis of Financial Statement Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the balance sheets and the results of operations for the reporting periods. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowances for credit, real estate and mortgage servicing rights ("MSRs") losses, the valuation of interest rate lock commitments and prepayment reserves related to sales of loans and MSRs. Management believes that the allowances established for credit, real estate and MSRs losses are adequate, that the valuations of interest rate lock commitments are reasonable and that the prepayment reserves are sufficient. While management uses available information to recognize losses on loans, loan-related commitments, real estate and MSRs; to value interest rate lock commitments; and to review the adequacy of prepayment reserves, future changes to the allowances, valuations or prepayment reserves may be necessary based on changes in economic conditions, including market interest rates. In addition, various regulatory agencies, as an integral part of their examination process, periodically review Downey's allowances for losses on loans, loan-related commitments, real estate and MSRs; valuation of interest rate lock commitments; and prepayment reserves. Such agencies may require Downey to recognize changes to the allowances, valuations or prepayment reserves based on their judgments about information available to them at the time of their examination.

Downey is required to carry its loans held for sale portfolio, mortgage-backed and investment securities available for sale portfolios, real estate acquired in settlement of loans, real estate held for investment or under development, derivatives and MSRs at the lower of cost or fair value or in certain cases, at fair value. Fair value estimates are made at a specific point in time based upon relevant market information and other information about the asset or liability. Fair value for investment and mortgage-backed securities and loans held for sale, is based on bid prices or bid quotations received from security dealers or readily available market quote systems. Fair value for derivatives is based on dealer quoted prices acquired from third parties. Fair value estimates for real estate acquired in settlement of loans and real estate held for investment or under development is determined by current appraisals and, where no active market exists for a particular property, discounting a forecast of expected cash flows at a rate commensurate with the risk involved. Fair value for MSRs is determined by computing the present value of the expected net servicing income from the portfolio by strata, determined by using key characteristics of the underlying loans, primarily coupon interest rate and whether the loans are fixed or variable rate.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, certificates of deposit with maturities of three months or less and federal funds sold. Generally, federal funds are purchased and sold for one day periods.

Mortgage-Backed Securities Purchased Under Resale Agreements, U.S. Treasury Securities and Government Sponsored Entity Securities, Other Investment Securities, Municipal Securities and Mortgage-Backed Securities

Downey has established written guidelines and objectives for its investing activities. At the time of purchase of a mortgage-backed security purchased under resale agreement, U.S. Treasury security and government sponsored entity security, other investment security, municipal security or a mortgage-backed security, management of Downey designates the security as either held to maturity, available for sale or held for trading based on Downey's investment objectives, operational needs and intent. Downey then monitors its investment activities to ensure that those activities are consistent with the established guidelines and objectives.

Held to Maturity.

Securities held to maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by the issuers of the securities. Mortgage-backed securities held to maturity are carried at unpaid principal balances, adjusted for unamortized premiums and unearned discounts. Premiums and discounts on mortgage-backed securities are amortized using the interest method over the remaining period to the call date for premiums or contractual maturity for discounts, adjusted for anticipated prepayments. It is the positive intent of Downey, and Downey has the ability, to hold these securities until maturity as part of its portfolio of long-term, interest-earning assets. If the cost basis of these securities is determined to be other than temporarily impaired, the amount of the impairment is charged to operations. Downey had no investment securities classified as held to maturity at December 31, 2007 or 2006.

Available for Sale.

Securities available for sale are carried at fair value. Premiums and discounts are amortized using the interest method over the remaining period to the call date for premiums or contractual maturity for discounts and, in the case of mortgage-backed securities, adjusted for anticipated prepayments. Unrealized holding gains and losses are excluded from earnings and reported as a separate component of stockholders' equity as accumulated other comprehensive income, net of income taxes, unless the security is deemed other than temporarily impaired.

Downey monitors its available-for-sale investment portfolio for impairment. Many factors are considered in determining whether the impairment is deemed to be other than temporary, including, but not limited to, the length of time the security has had a market value less than the cost basis, the severity of the loss, the intent and ability to hold the security for a period of time sufficient for a recovery in value, recent events specific to the issuer or industry, external credit ratings and recent downgrades in such ratings. If the security is determined to be other than temporarily impaired, the amount of the impairment is charged to operations.

Realized gains and losses on the sale of securities available for sale, determined using the specific identification method and recorded on a trade date basis, are reflected in earnings.

Held for Trading.

Securities held for trading are carried at fair value. Realized and unrealized gains and losses are reflected in earnings. Downey had no investment securities classified as held for trading at December 31, 2007 or 2006.

Derivatives and Hedges

Derivative financial instruments are recorded at fair value and reported as either assets or liabilities on the balance sheet. The accounting for gains and losses associated with changes in the fair value of derivatives is reported in current earnings or other comprehensive income, net of tax, if they qualify for hedge accounting and if the hedge is highly effective in achieving offsetting changes in fair values or the cash flows of the asset or liability being hedged. Derivative instruments designated in a hedge relationship to mitigate exposure to the variability in fair values or expected future cash flows are considered fair value hedges or cash flow hedges, respectively. The method used for assessing the effectiveness of a hedging derivative, as well as the measurement approach for determining the ineffective aspects of the hedge, is established at the inception of the hedge.

Loans Held for Sale

Downey identifies at origination those loans which foreseeably may be sold prior to maturity. These loans have been classified as held for sale in the Consolidated Balance Sheets and are recorded at the lower of amortized cost or fair value, determined on an aggregate basis. Effective with the adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), the carrying amount includes a basis adjustment to the loan at funding resulting from the change in the fair value of the interest rate lock derivative from the date of rate lock to the date of funding. Downey may sell loans which had been held for investment. In such occurrences, the loans are transferred to the held for sale portfolio at the lower of amortized cost or fair value. If any part of a decline in value of the loans transferred is due to credit deterioration, that decline is recorded as a charge-off to the allowance for loan losses at the time of transfer.

Downey may transfer loans held for sale to held for investment. In such occurrences, the loans are transferred at the lower of cost or fair value. If there is an adjustment due to a decline in fair value, the loss is recorded in current earnings within the category of net gains on sales of loans and mortgage-backed securities at the time of transfer.

Gains or Losses on Sales of Loans and MSRs

Gains or losses on sales of loans are recognized at the time of sale and are determined by the difference between the net sales proceeds and the basis of the loans sold. Downey capitalizes MSRs at fair value for residential one-to-four unit mortgage loans we originate and sell with servicing rights retained and for MSRs acquired through purchase. The MSRs are included as a component of gain on sale of loans. The MSRs are amortized in proportion to and over the estimated period of net servicing income. Such amortization is reflected as a component of loan servicing income (loss), net.

Allowance for MSR Losses

MSRs are periodically reviewed for impairment based on their fair value. The fair value of the MSRs, for the purposes of impairment, is measured using a discounted cash flow analysis based on available market information, anticipated prepayment speeds, a custodial account earnings rate and market-adjusted discount rates. Market sources are used to determine prepayment speeds, the net cost of servicing a loan, inflation rate and default and interest rates for mortgages.

Downey measures MSR impairment on a disaggregated basis based on the following predominant risk characteristics of the underlying mortgage loans: by loan term and coupon rate (stratified in 50 basis point increments). Impairment losses are recognized through a valuation allowance for each impaired stratum, with any associated provision or reduction recorded as a component of loan servicing income (loss), net. Certain stratum may have impairment, while other stratum may have gains. Since strata with impairment losses cannot be netted against strata with gains, changes in overall MSR fair value may not equal provisions for, or reductions of, the valuation allowance. Once a quarter, Downey conducts model validation procedures by obtaining three independent broker results for the fair value of MSRs and compares them to the results of its MSR model. An impairment is considered permanent when the underlying loans have repaid faster than the amortization of the associated MSRs, thereby requiring a reduction in the carrying value of the MSRs.

Loans Held for Investment

Loans are recorded at cost, net of discounts and premiums, undisbursed loan proceeds, net deferred fees and costs and the allowance for loan losses.

Interest income on loans is recognized on an accrual basis. Discounts and premiums on loans are amortized to income using the interest method over the remaining period to contractual maturity. The amortization of discounts into income is discontinued on loans that are contractually ninety days past due or when collection of interest appears doubtful.

Loan origination fees and related incremental direct loan origination costs are deferred and amortized to income using the interest method over the contractual life of the loans, adjusted for actual prepayments. Fees received for a commitment to originate or purchase a loan or group of loans are deferred and, if the commitment is exercised, recognized over the life of the loan as an adjustment of yield or, if the commitment expires unexercised, recognized as income upon expiration of the commitment. The amortization of deferred fees and costs is discontinued on loans that are contractually ninety days past due or when collection of interest appears doubtful. Any remaining deferred fees or costs and prepayment fees associated with loans that payoff prior to contractual maturity are included in interest income in the period of payoff.

Accrued interest on loans, including impaired loans, that are contractually ninety days or more past due or when collection of interest appears doubtful is generally reversed and charged against interest income. Income is subsequently recognized only to the extent cash payments are received and the principal balance is expected to be recovered. Such loans are restored to an accrual status only if the loan is brought contractually current and the borrower has demonstrated the ability to make future payments of principal and interest.

For troubled debt restructurings of residential one-to-four unit loans, a specific valuation allowance is calculated as the difference between the recorded investment of the original loan and the present value of the cash flows of the modified loan (discounted at the effective interest rate of the original loan). This difference is recorded as a provision for credit losses in current earnings and subsequently amortized over the expected life of the loans as an adjustment to loan yield or as a reduction of the provision if the loan is prepaid.

Allowance for Credit Losses

The allowance for credit losses is maintained at an amount management deems adequate to cover inherent losses at the balance sheet date. The allowance for credit losses includes an allowance for loan losses reported as a reduction of loans held for investment and the allowance for loan-related commitments reported in accounts payable and accrued liabilities. Downey has implemented and adheres to an internal asset review system and loss allowance methodology designed to provide for the detection of problem assets and an adequate allowance to cover credit losses.

Unless an individual loan or borrower relationship warrants separate analysis, Downey generally reviews all loans under $5 million through a statistical analysis of the expected performance of each loan based on historic trends for similar types of borrowers, loans, collateral and economic circumstances. Those amounts may be adjusted based on an analysis of macro-economic and other trends that are likely to affect the borrower's ability to repay their loan according to their loan terms. Given the above evaluations, the amount of the allowance is based upon the summation of general valuation allowances and allocated allowances.

In determining the allowance for credit losses related to borrower relationships of $5 million or more, Downey evaluates the loans on an individual basis, including an analysis of the borrower's creditworthiness, cash flows and financial status, and the condition and the estimated value of the collateral.

General valuation allowances relate to assets with no well-defined deficiency or weakness and are determined by applying against such assets loss factors for each major asset type that consider past loss experience and asset duration. Allocated allowances relate to assets with well-defined deficiencies or weaknesses and are generally determined by loss factors based on loss statistics or are determined by the excess of the recorded investment in the asset over the fair value of the collateral, where appropriate.

Downey considers a loan to be impaired when, based upon current information and events, it believes it is probable that Downey will be unable to collect all amounts due according to the contractual terms of the loan agreement. In determining impairment, Downey considers large non-homogeneous loans that are on non-accrual, have been restructured or are performing but exhibit, among other characteristics, high loan-to-value ratios or delinquent taxes. Downey bases the measurement of collateral dependent impaired loans on the net fair value of the loan's collateral. Non-collateral dependent loans are valued based on a present value calculation of expected future cash flows, discounted at the loan's effective rate or the loan's observable market price. Cash receipts on impaired loans not performing according to contractual terms are generally used to reduce the carrying value of the loan unless Downey believes it will recover the remaining principal balance of the loan. Impairment losses are included in the allowance for credit losses through a charge to provision for credit losses. Adjustments to impairment losses due to changes in the fair value of collateral of impaired loans are included in provision for credit losses. Upon disposition of an impaired loan, loss of principal, if any, is recorded through a charge-off to the allowance for loan losses.

In 2007, Downey recorded a specific valuation allowance for troubled debt restructurings of residential one-to-four unit loans related to a borrower retention program. This program was initiated at the beginning of the third quarter of 2007 to provide borrowers who are current with their loan payments a cost effective means to change from an ARM subject to negative amortization to a less costly financing alternative. These loans are considered troubled debt restructurings because the modified interest rates were lower than the interest rates on the original loans and the loans were not re-underwritten to prove the new interest rates were, in fact, market interest rates for borrowers with similar credit quality. Even though the interest rates following the modifications were no less than those offered new borrowers, these loans have been placed on non-accrual status. Interest income will be recorded as these borrowers make their loan payments on a cash basis. If these borrowers perform pursuant to the modified terms for six consecutive months, the loans will be placed back on accrual status but they will still be reported as troubled debt restructurings. The specific valuation allowance for these troubled debt restructurings has been calculated as the difference between the recorded investment of the original loan and the present value of the expected cash flows of the modified loan (discounted at the effective interest rate of the original loan based on an expected life). This difference is recorded as a provision for credit losses in current earnings and subsequently amortized over the expected life of the loans or as a reduction of the provision if the loan is prepaid. We include adjustments to impairment losses due to the change in cash flows from changes over time as an adjustment to loan yield or as a reduction of the provision if the loan is prepaid.

In the opinion of management, and in accordance with the credit loss allowance methodology, the present allowance is considered adequate to absorb estimable and probable credit losses. Additions and reductions to the allowance are reflected in current operations. Charge-offs to the allowance are made when specific assets are considered uncollectible or are transferred to real estate acquired in settlement of loans and the fair value of the property is less than the loan's recorded investment. Recoveries are credited to the allowance.

Loan Servicing

Downey services and sub-services mortgage loans for investors. Fees earned for servicing loans owned by investors are reported as income when the related mortgage loan payments are collected. Fees earned for sub-servicing are recorded on an accrual basis. Loan servicing costs are charged to expense as incurred.

Notes to Consolidated Financial Statements—(Continued)

Investment in Real Estate and Joint Ventures

Real estate held for investment or under development is held at the lower of cost (less accumulated depreciation) or fair value. Costs, including interest, of holding real estate in the process of development or improvement are capitalized, whereas costs relating to holding completed property are expensed. An allowance for losses is established by a charge to operations if the carrying value of a property exceeds its fair value, including the consideration of disposition costs.

Downey utilizes the equity method of accounting for investments in joint ventures, as they do not meet consolidation requirements. All intercompany profits are eliminated.

Income from the sale of real estate is recognized principally when title to the property has passed to the buyer, minimum down payment requirements are met and the terms of any notes received by Downey satisfy continuing investment requirements. At the time of sale, costs are relieved from real estate projects on a relative sales value basis and charged to operations.

Real Estate Acquired in Settlement of Loans

Real estate acquired through foreclosure is recorded at fair value less cost to sell on the date of foreclosure and any subsequent fair value losses are recorded as a loss provision, included in net operations, with a corresponding charge-off to the asset. All legal fees and direct costs, including foreclosure and other related costs, are expensed as incurred.

Premises and Equipment

Buildings, leasehold improvements and furniture, fixtures and equipment are carried at cost, less accumulated depreciation and amortization. Buildings and furniture, fixtures and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is amortized using the straight-line method over the shorter of the estimated useful life of the asset or the term of the related leases. The estimated useful life of newly constructed buildings is 40 years and the lives of new assets that are added to existing buildings are 15 years. The estimated useful life for furniture, fixtures and equipment, including computer equipment and software, is three to ten years.

Impairment of Long-Lived Assets

Downey reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Securities Sold Under Agreements to Repurchase

Downey enters into sales of securities under agreements to repurchase. Repurchase agreements are treated as financing arrangements and, accordingly, the obligations to repurchase the securities sold are reflected as liabilities in Downey's consolidated financial statements. The securities collateralizing these repurchase agreements are delivered to several major national brokerage firms who arranged the transactions. These securities are reflected as assets in Downey's consolidated financial statements. The brokerage firms may loan such securities to other parties in the normal course of their operations and agree to return the identical securities to Downey at the maturity of the agreements.

Senior Notes and Junior Subordinated Debentures

Long-term borrowings are carried at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest expense using the interest method. Debt issuance costs are recognized in interest expense using the interest method over the life of the instrument.

Income Taxes

Downey applies the asset and liability method of accounting for income taxes. The asset and liability method recognizes deferred income taxes for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred tax assets are to be recognized for temporary differences that will result in deductible amounts in future years and for tax carryforwards if, in the opinion of management, it is more likely than not that the deferred tax assets will be realized.

Treasury Stock

Downey applies the cost method of accounting for treasury stock. The cost method requires Downey to record the reacquisition cost of treasury stock as a deduction from stockholders' equity on the balance sheet. The treasury stock account is increased for the cost of the shares acquired and is reduced upon reissuance at cost on a first-in-first-out basis. If the treasury shares are reissued at a price in excess of the acquisition cost, the excess is added to paid-in capital from treasury stock. If the treasury shares are reissued at less than acquisition cost, the deficiency is treated as a reduction of any paid-in capital related to previous reissuances or retirements. If the balance in paid-in capital from treasury stock is insufficient to absorb the deficiency, the remainder is recorded as a reduction of retained earnings.

Stock Option Plan

Downey has not issued stock options during 2007, 2006 or 2005 and all outstanding options were fully vested prior to 2004. Therefore, for the years 2007, 2006 and 2005, Downey's net income and income per share would not have been reduced had Downey applied the fair value method of accounting set forth in Statement of Financial Accounting Standards No. 123R "Accounting for Stock-Based Compensation."

Per Share Information

Two earnings per share ("EPS") measures are presented. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period, excluding common shares in treasury. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted from issuance of common stock that then shared in earnings, excluding common shares in treasury.

Recently Issued Accounting Standards

<u>Statement of Financial Accounting Standards No. 157</u>

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. Adoption of SFAS 157 is not expected to have a material impact.

Notes to Consolidated Financial Statements—(Continued)

Statement of Financial Accounting Standards No. 158

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R), ("SFAS 158"), which requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income. Additionally, SFAS 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position. The new reporting requirements and related new footnote disclosure rules of SFAS No. 158 are effective for fiscal years ending after December 15, 2006. The new measurement date requirement applies for fiscal years ending after December 15, 2008. Adoption of the measurement provisions of SFAS 158 is not expected to have a material impact.

Statement of Financial Accounting Standards No. 159

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"), which provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities and to more easily understand the effect of the company's choice to use fair value on its earnings. SFAS 159 also requires entities to display the fair value of the selected assets and liabilities on the face of the balance sheet. SFAS 159 does not eliminate disclosure requirements of other accounting standards, including fair value measurement disclosures in SFAS 157. This Statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of Statement 157. Adoption of SFAS 159 is not expected to have a material impact.

Staff Accounting Bulletin No. 109

In November 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value Through Earnings ("SAB. 109"). SAB 109 provides the staff's views on the accounting for written loan commitments recorded at fair value. To make the staff's views consistent with Statement No. 156, Accounting for Servicing of Financial Assets, and Statement No. 159, SAB 109 revises and rescinds portions of SAB No. 105, Application of Accounting Principals to Loan Commitments, and specifically states that the expected net future cash flows related to the associated servicing of a loan should be included in the measurement of all written loan commitments that are accounted for at face value through earnings. The provisions of SAB 109 are applicable to written loan commitments issued or modified beginning on January 1, 2008. Adoption of SAB 109 is not expected to have a material impact.

Financial Interpretation No. 48

FIN 48 was adopted during the first quarter of 2007. FIN 48 requires the affirmative evaluation that it is more likely than not, based on the technical merits of a tax position, that an enterprise is entitled to economic benefits resulting from positions taken in income tax returns. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements. Adoption of FIN 48 resulted in an increase to the opening balance of retained earnings of $3.2 million, relating to the recognition of a previously unrecognized tax benefit associated with bad debt reserves for tax purposes. Management has determined there are no additional unrecognized tax benefits to be reported in Downey's financial statements, and none are anticipated during the next 12 months. For the cumulative effect from the adoption of FIN 48, see Consolidated Statements of Stockholders' Equity on page 89.

(2) U.S. Treasury, Government Sponsored Entities and Other Investment Securities Available for Sale

The amortized cost and estimated fair value of U.S. Treasury, government sponsored entity and other investment securities available for sale are summarized as follows:

(In Thousands)	*Amortized Cost*	*Gross Unrealized Gains*	*Gross Unrealized Losses*	*Estimated Fair Value*
U.S. Treasury securities	$ -	$ -	$ -	$ -
Government sponsored entities securities	1,544,864	4,977	23	1,549,818
Other investment securities	61	-	-	61
December 31, 2007	$ 1,544,925	$ 4,977	$ 23	$ 1,549,879
U.S. Treasury securities	$ -	$ -	$ -	$ -
Government sponsored entities securities	1,442,709	-	9,596	1,433,113
Other investment securities	63	-	-	63
December 31, 2006	$ 1,442,772	$ -	$ 9,596	$ 1,433,176

At December 31, 2007, 14% of Downey's securities had step-up provisions that stipulate increases in the coupon rate ranging from 0.25% to 1.00% at various specified times over a range from November 2008 to November 2021. In addition, at December 31, 2007, all of these investment securities contained call provisions ranging from January 2008 to August 2022.

The fair value of temporarily impaired securities, the amount of unrealized losses and the length of time these unrealized losses existed are as follows:

	Less than 12 months		*12 months or longer*		*Total*	
(In Thousands)	*Fair Value*	*Unrealized Losses*	*Fair Value*	*Unrealized Losses*	*Fair Value*	*Unrealized Losses*
December 31, 2007:						
U.S. Treasury securities	$ -	$ -	$ -	$ -	$ -	$ -
Government sponsored entities securities	99,980	20	4,997	3	104,977	23
Other investment securities	-	-	-	-	-	-
Total temporarily impaired securities	$ 99,980	$ 20	$ 4,997	$ 3	$ 104,977	$ 23
December 31, 2006:						
U.S. Treasury securities	$ -	$ -	$ -	$ -	$ -	$ -
Government sponsored entities securities	858,323	2,902	574,790	6,694	1,433,113	9,596
Other investment securities	-	-	-	-	-	-
Total temporarily impaired securities	$ 858,323	$ 2,902	$ 574,790	$ 6,694	$ 1,433,113	$ 9,596

The temporary impairment in both years is a result of the change in market interest rates and not the underlying issuers' ability to repay. Downey has the intent and ability to hold these securities until the temporary impairment is eliminated. Accordingly, Downey has not recognized the temporary impairment in the earnings of either year.

The amortized cost and estimated fair value of U.S. Treasury, government sponsored entity and other investment securities available for sale at December 31, 2007, by contractual maturity, are shown below.

(In Thousands)	*Amortized Cost*	*Fair Value*
Due in one year or less	$ -	$ -
Due after one year through five years	937,940	941,453
Due after five years through ten years	506,924	508,385
Due after ten years	100,061	100,041
Total	$ 1,544,925	$ 1,549,879

There were no proceeds and gross realized gains or losses, including amounts reclassified out of accumulated other comprehensive income into earnings, on the sales of U.S. Treasury, government sponsored entities and other investment securities available for sale recorded using the specific identification method in 2007, 2006 or 2005.

In 2007, no gains or losses were realized on called securities and no securities were sold. Net unrealized losses on investment securities available for sale were recognized in stockholders' equity as accumulated other comprehensive income (loss) in the amount of $5.0 million, or $2.9 million net of income taxes, at December 31, 2007, and $9.6 million, or $5.5 million net of income taxes, at December 31, 2006.

(3) Loans and Mortgage-Backed Securities Purchased Under Resale Agreements

There were no outstanding loans and mortgage-backed securities purchased under resale agreements at December 31, 2007, and no resale agreements executed during 2006. The average balance for the resale agreements purchased in 2007 was $1.0 million at an average interest rate of 5.18%, with the maximum balance at any month end of $9.7 million.

(4) Mortgage-Backed Securities Available for Sale

The amortized cost and estimated fair value of the mortgage-backed securities available for sale are summarized as follows:

(In Thousands)	*Amortized Cost*	*Gross Unrealized Gains*	*Gross Unrealized Losses*	*Estimated Fair Value*
December 31, 2007:				
Non-government sponsored entities certificates	$ 110	$ 1	$ -	$ 111
Total	$ 110	$ 1	$ -	$ 111
December 31, 2006:				
Non-government sponsored entities certificates	$ 253	$ -	$ 2	$ 251
Total	$ 253	$ -	$ 2	$ 251

Net unrealized gains on mortgage-backed securities available for sale recognized in stockholders' equity as accumulated other comprehensive income was less than $1,000 at both at December 31, 2007 and 2006.

As part of Downey's secondary marketing activity, Downey enters into forward sales commitments with investors to deliver mortgage-backed securities collateralized by our loans. This is accomplished through a securitization transaction, which involves the receipt of mortgage-backed securities in exchange for loans that Downey sells to a government sponsored entity. Settlement of the forward sales commitment and the securitization transaction occur on the same day, whereby Downey does not retain the mortgage-backed securities. However, based on market conditions in the future, Downey may retain the mortgage-backed securities for a period of time prior to selling it in the capital markets. In this event, Downey will not record a gain or loss from the exchange on the date of securitization. However, if Downey has the intention to sell the mortgage-backed securities in the future, Downey will designate the mortgage-backed securities as a trading security in the Consolidated Balance Sheet with changes in fair value included in the Consolidated Statement of Income.

Notes to Consolidated Financial Statements—(Continued)

Proceeds and gross realized gains and losses, including amounts reclassified out of accumulated other comprehensive income into earnings, on the sales of mortgage-backed securities available for sale are recorded using the specific identification method and are summarized as follows:

(In Thousands)	2007	2006	2005
Proceeds	$ 1,039,708	$ 933,896	$ 1,035,461
Gross realized gains	$ 7,238	$ 5,643	$ 8,261
Gross realized losses	$ 619	$ 791	$ 887

(5) Loans

Loans are summarized as follows:

	December 31,	
(In Thousands)	2007	2006
Held for investment:		
Loans secured by real estate:		
Residential:		
One-to-four units	$ 10,877,228	$ 13,227,004
Home equity loans and lines of credit	138,305	187,939
Five or more units	100,963	113,488
Commercial real estate	26,427	26,700
Construction	81,098	52,922
Land	49,521	58,910
Non-mortgage:		
Commercial	5,000	2,400
Consumer	5,989	6,778
Total loans held for investment	11,284,531	13,676,141
Increase (decrease) for:		
Undisbursed loan funds	(60,057)	(40,208)
Net deferred costs and premiums	156,853	232,294
Allowance for loan losses	(348,167)	(60,943)
Total loans held for investment, net	$ 11,033,160	$ 13,807,284
Held for sale:		
Loans secured by real estate:		
Residential one-to-four units	$ 103,320	$ 358,128
Net deferred costs and premiums	(109)	4,789
Capitalized basis adjustment [a]	173	298
Total loans held for sale, net	$ 103,384	$ 363,215

[a] Reflects the change in fair value of the interest rate lock derivative from date of rate lock to the date of funding.

At December 31, 2007, approximately 89% of the real estate securing Downey's loans was located in California. As a result, the value of the underlying collateral for a significant portion of our loans may be unfavorably impacted by adverse changes in the California economy and real estate market.

The combined weighted average interest rate on loans held for investment and sale was 7.41% and 7.59% at December 31, 2007 and 2006, respectively. These rates exclude adjustments for non-accrual loans; amortization of net deferred costs to originate loans, premiums and discounts; and prepayment and late fees.

Most of Downey's adjustable rate mortgages adjust the interest rate monthly and the payment amount annually. These monthly adjustable rate mortgages allow for negative amortization, which is the addition to loan principal of accrued interest that exceeds the required monthly loan payments. At December 31, 2007, loans subject to negative amortization represented 69% of Downey's residential one-to-four unit adjustable rate portfolio held for investment, of which $379 million represented the amount of negative amortization included in the loan balance. This compares to 85% and $320 million, respectively, at December 31, 2006. During 2007, approximately 28% of our loan interest income represented negative amortization, up from 27% in 2006 and 16% in 2005.

A summary of activity in the allowance for loan losses for loans held for investment during 2007, 2006 and 2005 follows:

(In Thousands)	*Real Estate*	*Commercial*	*Consumer*	*Total*
Balance at December 31, 2004	$ 32,601	$ 443	$ 299	$ 33,343
Provision for loan losses	2,164	-	156	2,320
Charge-offs	(903)	(428)	(169)	(1,500)
Recoveries	410	-	28	438
Balance at December 31, 2005	34,272	15	314	34,601
Provision for (reduction of) loan losses	26,768	(1)	96	26,863
Charge-offs	(549)	-	(112)	(661)
Recoveries	120	-	20	140
Balance at December 31, 2006	60,611	14	318	60,943
Provision for loan losses	309,831	22	118	309,971
TDR yield adjustment [(a)]	(483)	-	-	(483)
Charge-offs	(22,448)	-	(116)	(22,564)
Recoveries	291		9	300
Balance at December 31, 2007	$ 347,802	$ 36	$ 329	$ 348,167

[(a)] For troubled debt restructurings of residential one-to-four unit loans, a specific valuation allowance is calculated as the difference between the recorded investment of the original loan and the present value of the expected cash flows of the modified loan (discounted at the effective interest rate of the original loan based on an expected life). This difference is recorded as a provision for credit losses in current earnings and subsequently amortized over the expected life of the loans as an adjustment to loan yield or as a reduction of the provision if the loan is prepaid.

During 2007, provision for loan losses totaled $310.0 million, compared with $26.9 million in 2006 and $2.3 million in 2005. The increase to the allowance in 2007 primarily reflected further increases in delinquent loans and declines in the value of underlying home collateral due to the continued weakening and uncertainty relative to the housing market. This has been particularly true in certain geographic areas such as the greater Sacramento, Stockton, Modesto and Monterey areas of Northern California, the Inland Empire and San Diego County. As a result, an increase in the allowance for loan losses was deemed appropriate. Included within the 2007 provision for loan losses was $39.5 million related to the creation of a specific allowance associated with certain troubled debt restructurings resulting from a borrower retention program. The allowance related to the troubled debt restructurings is calculated as the difference between the recorded investment of the original loan and the present value of the expected cash flows of the modified loan (discounted at the effective interest rate of the original loan based on an expected life). This difference is recorded as a provision for credit losses in current earnings and subsequently amortized over the expected life of the loans as an adjustment to loan yield, thereby decreasing the allowance balance, or as a reduction of the provision if the loan is prepaid. The increase in 2006 provision for loan losses reflected an increase in unsold housing inventory, a decline in home prices, and increases in both negative amortization balances and loan defaults. These trends are typically leading indicators of increased losses.

Net charge-offs to average loans was 0.18% in 2007, less than 0.01% in 2006, and 0.01% in 2005.

A summary of activity in the allowance for loan-related commitment losses for loans held for investment, included in accounts payable and accrued liabilities, during 2007, 2006 and 2005 follows:

(In Thousands)	Real Estate	Commercial	Consumer	Total
Balance at December 31, 2004	$ 1,314	$ 8	$ 49	$ 1,371
Reduction of estimated losses	(51)	(2)	(4)	(57)
Balance at December 31, 2005	1,263	6	45	1,314
Reduction of estimated losses	(252)	(3)	(4)	(259)
Balance at December 31, 2006	1,011	3	41	1,055
Provision for (reduction of) estimated losses	163	-	(3)	160
Balance at December 31, 2007	$ 1,174	$ 3	$ 38	$ 1,215

There were 1,003 impaired loans at December 31, 2007. There was one impaired loan at December 31, 2006 secured by land, while there were no impaired loans at December 31, 2005. The following table presents impaired loans with specific allowances and the amount of such allowances and impaired loans without specific allowances.

(In Thousands)	Investment Value	Specific Allowance	Carrying Value
December 31, 2007:			
Loans with specific allowances	$485,017	$(45,066)	$ 439,951
Loans without specific allowances	676	-	676
Total impaired loans	$485,693	$(45,066)	$ 440,627
December 31, 2006:			
Loans with specific allowances	$ -	$ -	$ -
Loans without specific allowances	11,345	-	11,345
Total impaired loans	$ 11,345	$ -	$ 11,345
December 31, 2005:			
Loans with specific allowances	$ -	$ -	$ -
Loans without specific allowances	-	-	-
Total impaired loans	$ -	$ -	$ -

The average recorded investment in impaired loans totaled $98.7 million and $0.9 million in 2007 and 2006, respectively. In 2007, there was $3.4 million of interest recognized following impairment on the impaired loan portfolio, while there was no interest recognized following impairment on the impaired loan portfolio in 2006. Total interest recognized on the impaired loan portfolio was $0.1 million in 2005, which is virtually the same for interest recognized on a cash basis over that period.

The aggregate amount of non-accrual loans that are in the foreclosure process, restructured, contractually past due 90 days or more as to principal or interest, or upon which interest collection is doubtful were $926 million and $102 million at December 31, 2007 and 2006, respectively. Downey had $3 million of commitments to lend additional funds to borrowers whose loans were on non-accrual status. At December 31, 2007, Downey's troubled debt restructurings were $432 million, all of which were on non-accrual status, while at December 31, 2006 there were no troubled debt restructurings.

Interest due on non-accrual loans, but excluded from interest income, was approximately $21.0 million at December 31, 2007, compared to $3.8 million at December 31, 2006 and $1.2 million at December 31, 2005.

Downey has had, and expects in the future to have, transactions in the ordinary course of business with executive officers, directors and their associates on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other non-related parties. In the opinion of management, those transactions neither involve more than the normal risk of collectibility nor present any unfavorable features. At December 31, 2007, the Bank had extended loans to one director and his associates totaling $19 million compared to $21 million at December 31, 2006. All such loans are performing in accordance with their loan terms. Presented below is a summary of activity with respect to such loans for the years ending December 31, 2007 and 2006:

(In Thousands)	*2007*	*2006*
Balance at beginning of period	$20,674	$21,341
Additions	-	-
Repayments	(1,905)	(667)
Balance at end of period	$18,769	$20,674

(6) Investments in Real Estate and Joint Ventures

Investments in real estate and joint ventures are summarized as follows:

	December 31,	
(In Thousands)	*2007*	*2006*
Gross investments in real estate [a]	$ 54,457	$ 38,173
Accumulated depreciation	(3,040)	(3,018)
Allowance for losses	(103)	(103)
Investments in real estate	51,314	35,052
Equity in joint ventures	17,684	24,791
Joint venture valuation allowance	(319)	-
Investments in joint ventures	17,365	24,791
Total investments in real estate and joint ventures	$ 68,679	$ 59,843

[a] Included $11 million invested in community development funds in 2007 and $8 million in 2006.

The table set forth below describes the type, location and amount invested in real estate and joint ventures, net of specific valuation allowances of less than $1 million at December 31, 2007:

(In Thousands)	*California*	*Arizona*	*Total*
Shopping centers	$ 883	$ 7	$ 890
Residential [a]	28,513	-	28,513
Land	34,644	4,951	39,595
Total real estate before general valuation allowance	$ 64,040	$ 4,958	68,998
General valuation allowance			(319)
Net investment in real estate and joint ventures			$ 68,679

[a] Included $11 million invested in community development funds.

Notes to Consolidated Financial Statements—(Continued)

A summary of real estate and joint venture operations included in Downey's results of operations is as follows:

(In Thousands)	*2007*	*2006*	*2005*
Wholly owned operations:			
Rental operations:			
Rental income	$ 2,111	$ 1,501	$ 2,083
Costs and expenses	(990)	(630)	(741)
Net rental operations	1,121	871	1,342
Net gains on sales of wholly owned real estate	22	3,051	477
Reduction of losses on real estate	-	-	1,333
Total wholly owned operations	1,143	3,922	3,152
Joint venture operations:			
Equity (deficit) in net income (loss) from joint ventures	(7,709)	7,031	3,582
Provision for losses provided by DSL Service Company	(319)	-	-
Total joint venture operations	(8,028)	7,031	3,582
Total	$ (6,885)	$10,953	$ 6,734

Activity in the allowance for losses on investments in real estate and joint ventures for 2007, 2006 and 2005 is as follows:

(In Thousands)	*Real Estate Held for or Under Development*	*Shopping Centers Held for Investment*	*Investments In Joint Ventures*	*Total*
Balance at December 31, 2004	$ 103	$ 1,333	$ -	$ 1,436
Reduction of estimated losses	-	(1,333)	-	(1,333)
Charge-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at December 31, 2005	103	-	-	103
Provision for estimated losses	-	-	-	-
Charge-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at December 31, 2006	103	-	-	103
Provision for estimated losses	-	-	319	319
Charge-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at December 31, 2007	$ 103	$ -	$ 319	$ 422

Notes to Consolidated Financial Statements—(Continued)

Condensed financial information of joint ventures reported on the equity method is as follows:

Condensed Combined Balance Sheets - Joint Ventures

(In Thousands)	December 31, 2007	December 31, 2006
Assets		
Cash	$ 5,157	$ 8,683
Projects under development	48,763	74,659
Other assets	264	4,079
	$54,184	$87,421
Liabilities and Equity		
Liabilities:		
Notes payable	$41,110	$56,088
Other	4,448	4,743
Equity (deficit):		
DSL Service Company [a]	17,365	24,791
Allowance for losses provided by DSL Service Company [b]	319	-
Other partners [b]	(9,058)	1,799
Net equity	8,626	26,590
	$54,184	$87,421

[a] Included priority return payments from joint ventures to DSL Service Company.

[b] Represents the other partner's equity (deficit) interest in the accumulated retained earnings of the respective joint ventures. Those results include the net profit on sales and the operating results of the real estate assets, net of funding costs and asset impairment writedowns. Except for any secured financing which has been obtained, DSL Service Company has provided all other financing. As part of Downey's internal asset review process, the fair value of the joint venture real estate assets, net of secured notes payable to others, is compared to the partners' equity (deficit) investment. To the extent the fair value of the real estate assets is less than the partners' equity (deficit) investment, a provision is made to create a valuation allowance for DSL Service Company's share of the loss. No valuation allowance was required at December 31, 2006.

Condensed Combined Statements of Operations - Joint Ventures

(In Thousands)	2007	2006	2005
Real estate sales:			
Sales	$ 36,606	$ 62,878	$ 33,243
Cost of sales	(51,552)	(50,786)	(26,707)
Net gains (losses) on sales	(14,946)	12,092	6,536
Other expenses	(4,193)	(795)	(80)
Net income (loss)	(19,139)	11,297	6,456
Less other partners' share of net loss	(11,430)	(4,266)	(2,874)
Provision for losses	(319)	-	-
DSL Service Company's share of net income (loss)	$ (8,028)	$ 7,031	$ 3,582

(7) Real Estate Acquired in Settlement of Loans

Real estate acquired in settlement of loans was $115.6 million and $8.5 million at December 31, 2007 and 2006, respectively. A summary of net operation of real estate acquired in settlement of loans included in Downey's results of operations follows:

(In Thousands)	2007	2006	2005
Net gains on sales	$ (58)	$ (337)	$ (438)
Net operating expense	5,805	524	126
Provision for estimated losses	3,739	63	216
Net operations of real estate acquired in settlement of loans	$ 9,486	$ 250	$ (96)

(8) Premises and Equipment

Premises and equipment are summarized as follows:

	December 31,	
(In Thousands)	2007	2006
Land	$ 30,266	$ 29,697
Building and improvements	112,966	110,363
Furniture, fixtures and equipment	110,375	101,809
Construction in progress	747	333
Other	97	107
Total premises and equipment	254,451	242,309
Accumulated depreciation	(138,605)	(128,257)
Total premises and equipment, net	$ 115,846	$ 114,052

The associated depreciation expense was $14.3 million for 2007 and $13.0 million for 2006. Downey has obligations under long-term operating leases, principally for building space and land. Lease terms generally cover a five-year period, with options to extend. Rental expense was $6.4 million in 2007, $5.7 million in 2006 and $5.3 million in 2005. The following table summarizes future minimum rental commitments under noncancelable leases.

(In Thousands)	
2008	$ 5,680
2009	4,864
2010	3,560
2011	2,375
2012	966
Thereafter [a]	550
Total future lease commitments	$17,995

[a] There are no lease commitments beyond the year 2015, though options to renew at that time are available.

(9) Federal Home Loan Bank Stock

The Bank's required investment in Federal Home Loan Bank ("FHLB") of San Francisco stock, carried at cost, based on December 31, 2007 financial data, was $56 million. The investment in FHLB stock amounted to $71 million and $153 million at December 31, 2007 and 2006, respectively. Each member of the FHLB is required to own a minimum stock amount equal to the greater of 1% of membership asset value (capped at $25 million) or 4.7% of FHLB advances.

Notes to Consolidated Financial Statements—(Continued)

(10) Mortgage Servicing Rights

The following table summarizes the activity in MSRs and its related allowance for the years indicated and other related financial data:

(Dollars in Thousands)	*2007*	*2006*	*2005*
Gross balance at beginning of period	$ 21,435	$ 21,157	$ 20,502
Additions [a]	5,606	5,325	6,424
Amortization	(4,026)	(4,370)	(5,156)
Sales	(868)	-	(101)
Impairment write-down	(174)	(677)	(512)
Gross balance at end of period	21,973	21,435	21,157
Allowance balance at beginning of period	239	855	2,538
Provision for (reduction of) impairment	2,396	61	(1,171)
Impairment write-down	(174)	(677)	(512)
Allowance balance at end of period	2,461	239	855
Total mortgage servicing rights, net	$ 19,512	$ 21,196	$ 20,302
As a percentage of associated mortgage loans	0.80%	0.89%	0.86%
Estimated fair value [b]	20,991	22,828	20,351
Weighted average expected life (in months)	53	54	47
Custodial account earnings rate	4.53%	5.28%	4.46%
Weighted average discount rate	11.45	10.28	9.32
At period end			
Mortgage loans serviced for others:			
Total	$ 5,525,357	$ 5,908,233	$ 5,292,253
With capitalized mortgage servicing rights: [b]			
Amount	2,436,278	2,394,754	2,362,539
Weighted average interest rate	5.88%	5.75%	5.60%
Total loans sub-serviced without mortgage servicing rights: [c]			
Term – less than six months	81,123	93,074	123,552
Term – indefinite	2,995,119	3,404,342	2,785,090
Custodial account balances	$ 81,778	$ 172,462	$ 117,451

[a] Included minor amounts repurchased.
[b] The estimated fair value may exceed book value for certain asset strata and excluded loans sold or securitized prior to 1996 and loans sub-serviced without capitalized MSRs.
[c] Servicing is performed for a fixed fee per loan each month.

Key assumptions, which vary due to changes in market interest rates and are used to determine the fair value of MSRs, include: expected prepayment speeds, which impact the average life of the portfolio; the earnings rate on custodial accounts, which impact the value of custodial accounts; and the discount rate used in valuing future cash flows. The following table summarizes the estimated changes in the fair value of MSRs for changes in those assumptions individually and in combination associated with an immediate 100 basis point increase or decrease in market rates. The table also summarizes the earnings impact associated with provisions for or reductions of the valuation allowance for MSRs. Impairment is measured on a disaggregated basis based upon the predominant risk characteristics of the underlying mortgage loans, which include loans by loan term and coupon rate (stratified in 50 basis point increments).

Impairment losses are recognized through a valuation allowance for each impaired stratum, with any associated provision recorded as a component of loan servicing income (loss), net. Certain stratum may have impairment, while other stratum may not. Therefore, changes in overall fair value may not equal provisions for or reductions of the valuation allowance.

Notes to Consolidated Financial Statements—(Continued)

The sensitivity analysis in the table below is hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 100 basis point variation in assumptions generally cannot be easily extrapolated because the relationship of the change in the assumptions to the change in fair value may not be linear. Also, in this table, the effect that a change in a particular assumption may have on the fair value is calculated without changing any other assumptions. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

(Dollars in Thousands)	*Expected Prepayment Speeds*	*Custodial Accounts Rate*	*Discount Rate*	*Combination*
Increase rates 100 basis points: [a]				
Increase (decrease) in fair value	$ 3,980	$ 1,510	$ (323)	$ 4,223
Reduction of (increase in) valuation allowance	2,310	959	(510)	2,384
Decrease rates 100 basis points: [b]				
Increase (decrease) in fair value	(6,687)	(1,523)	357	(7,841)
Reduction of (increase in) valuation allowance	(6,422)	(969)	545	(7,349)

[a] The weighted-average expected life of the MSRs portfolio becomes 72 months.
[b] The weighted-average expected life of the MSRs portfolio becomes 28 months.

The following table presents a breakdown of the components of loan servicing income (loss), net included in Downey's results of operations for the years indicated:

(In Thousands)	*2007*	*2006*	*2005*
Net cash servicing fees	$ 7,028	$ 6,370	$ 7,091
Payoff and curtailment interest cost [a]	(3,785)	(2,533)	(1,047)
Amortization of mortgage servicing rights	(4,026)	(4,370)	(5,156)
(Provision for) reduction of impairment of mortgage servicing rights	(2,396)	(61)	1,171
Total loan servicing income (loss), net	$ (3,179)	$ (594)	$ 2,059

[a] Represents the difference between the contractual obligation to pay interest to the investor for an entire month and the actual interest received when a loan prepays prior to the end of the month. This does not include the benefit of the use of repaid loan funds to increase net interest income.

Based on the key assumptions mentioned above, the following table presents Downey's estimated MSR amortization for the next five years:

(In Thousands)	
2008	$ 3,823
2009	3,507
2010	2,832
2011	2,200
2012	1,743
Thereafter	7,868
Total MSR amortization	$21,973

Notes to Consolidated Financial Statements—(Continued)

(11) Other Assets

Other assets are summarized as follows:

	December 31,	
(In Thousands)	2007	2006
Accrued interest receivable	$ 70,367	$ 91,192
Advances on loans	11,861	2,350
Advances on investor owned loans	8,947	1,317
Commitments to invest in community development funds	6,433	11,993
Current tax receivable	6,312	-
Prepaid expenses	4,923	7,493
Interest rate lock commitments	237	40
Loan forward sales contracts	55	718
Other	10,938	6,643
Total other assets	$ 120,073	$121,74

(12) Deposits

Deposits are summarized as follows:

	December 31,			
	2007		2006	
(Dollars in Thousands)	Weighted Average Rate	Amount	Weighted Average Rate	Amount
Transaction accounts:				
Non-interest-bearing checking [a]	-%	$ 645,730	-%	$ 769,086
Interest-bearing checking [a]	0.27	464,980	0.28	493,620
Money market	1.04	134,640	1.04	148,448
Regular passbook	0.95	1,035,964	0.97	1,269,420
Total transaction accounts	0.55	2,281,314	0.57	2,680,574
Certificates of deposit:				
Less than 2.00%	1.25	21,915	1.29	22,566
2.00-2.49	2.31	148	2.29	686
2.50-2.99	2.83	6,889	2.80	25,375
3.00-3.49	3.28	72,288	3.30	128,294
3.50-3.99	3.86	43,481	3.89	237,155
4.00-4.49	4.29	306,302	4.31	692,386
4.50-4.99	4.85	6,026,108	4.82	2,722,829
5.00-5.49	5.10	1,736,673	5.19	5,008,378
5.50 and greater	6.00	923	5.54	266,626
Total certificates of deposit	4.85	8,214,727	4.94	9,104,295
Total deposits	3.92%	$ 10,496,041	3.95%	$11,784,869

[a] Included amounts swept into money market deposit accounts.

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $3.7 billion and $3.8 billion at December 31, 2007 and 2006, respectively.

Notes to Consolidated Financial Statements—(Continued)

At December 31, 2007, scheduled maturities of certificates of deposit are as follows:

(Dollars in Thousands)	Weighted Average Rate	Amount
2008	4.87%	$7,904,212
2009	4.34	155,996
2010	4.38	72,841
2011	4.57	28,940
2012	4.61	52,738
Thereafter	-	-
Total	4.85%	$8,214,727

The weighted average cost of deposits averaged 3.94%, 3.49% and 2.46% during 2007, 2006 and 2005, respectively.

At December 31, 2007 and 2006, public funds totaled $2 million and $3 million, respectively, and were secured by mortgage loans with a carrying value of approximately $11 million and $7 million, respectively.

Interest expense on deposits by type is summarized as follows:

(In Thousands)	2007	2006	2005
Interest-bearing checking [(a)]	$ 1,459	$ 1,718	$ 1,886
Money market	1,482	1,632	1,679
Regular passbook	10,946	15,082	23,732
Certificate accounts	425,174	399,158	242,765
Total deposit interest expense	$ 439,061	$ 417,590	$ 270,062

[(a)] Included amounts swept into money market deposit accounts.

Accrued interest on deposits, which is included in accounts payable and accrued liabilities, was $2 million at December 31, 2007 and 2006.

(13) Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase are summarized as follows:

(Dollars in Thousands)	2007	2006	2005
Balance at year end	$ -	$469,971	$ -
Average balance outstanding during the year	507,099	234,596	-
Maximum amount outstanding at any month-end during the year	666,575	469,971	-
Weighted average interest rate during the year	5.25%	5.32%	-%

The securities collateralizing these transactions were delivered to major national brokerage firms who arranged the transactions. Securities sold under agreements to repurchase generally mature within 30 days of the various sale dates.

Notes to Consolidated Financial Statements—(Continued)

(14) Federal Home Loan Bank Advances

FHLB advances are summarized as follows:

(Dollars in Thousands)	2007	2006	2005
Balance at year end [a]	$1,197,100	$2,140,785	$3,557,515
Average balance outstanding during the year	1,270,701	3,202,630	4,068,551
Maximum amount outstanding at any month-end during the year	1,835,091	3,825,741	5,093,874
Weighted average interest rate during the year [a]	6.09%	5.37%	3.52%
Weighted average interest rate at year end [a]	5.61	5.87	4.71
Year-end loans securing advances	$1,564,352	$2,555,555	$4,206,235

[a] Included the impact of interest rate swap contracts, with notional amounts totaling $430 million of receive-fixed, pay-3-month LIBOR variable interest, which contracts serve as a permitted hedge against a portion of FHLB advances.

In addition to the collateral securing existing advances, Downey had an additional $4.5 billion in loans available at the FHLB as collateral for any future advances as of December 31, 2007.

FHLB advances have the following maturities at December 31, 2007:

(Dollars in Thousands)	Weighted Average Rate	Amount
2008 [a]	5.61%	$1,172,100
2009	-	-
2010	-	-
2011	-	-
2012	5.75	25,000
Thereafter	-	-
Total	5.61%	$1,197,100

[a] Included the impact of interest rate swap contracts, with notional amounts totaling $430 million of receive-fixed, pay-3-month LIBOR variable interest, which contracts serve as a permitted hedge against a portion of FHLB advances.

(15) Senior Notes

On June 23, 2004, Downey issued $200 million of 6.5% 10-year unsecured senior notes due July 1, 2014. Net proceeds from the sale of the notes, after deducting underwriting discounts and offering expenses, were approximately $198 million. The net proceeds from the issue were used to redeem junior subordinated debentures with the remainder having been used to make a capital investment in the Bank to support its asset growth. The carrying value of the senior notes is at $198 million with an effective interest rate of 6.66%.

(16) Income Taxes

At December 31, 2007, Downey had a current income tax receivable of $6.3 million, compared to a current income tax payable of $94.6 million at December 31, 2006.

Deferred tax liabilities (assets) are comprised of the following temporary differences between the financial statement carrying amounts and the tax basis of assets:

(In Thousands)	December 31, 2007	December 31, 2006
Deferred tax liabilities:		
FHLB stock dividends	$ 16,362	$ 26,894
Mortgage servicing rights, net of allowances	8,944	8,131
Deferred loan costs	6,104	11,207
Equity in joint ventures	5,607	4,171
Deferred loan fees	4,249	4,563
Unrealized gains (losses) on investment securities	2,087	(4,060)
Depreciation on premises and equipment	1,608	2,261
Housing credit amortization	291	-
Tax reserves in excess of base year	-	3,179
Other deferred expense items	10,190	-
Total deferred tax liabilities	55,442	56,346
Deferred tax assets:		
Loan valuation allowances, net of bad debt charge-offs	(160,314)	(28,061)
California franchise tax	(8,708)	(7,693)
Real estate and joint venture valuation allowances	(3,666)	(53)
Fair value adjustment on loans held for sale	(2,766)	(1,229)
Deferred compensation	(2,000)	(2,096)
Derivative instrument adjustment	(74)	244
Interest on tax deficiencies	-	(7,294)
Other deferred income items	-	(10,440)
Total deferred tax assets	(177,528)	(56,622)
Deferred tax assets valuation allowance	-	-
Net deferred tax asset	$ (122,086)	$ (276)

Income taxes are summarized as follows:

(In Thousands)	2007	2006	2005
Federal:			
Current	$ 69,944	$ 131,172	$ 95,330
Deferred	(100,835)	(21,125)	20,256
Total federal income taxes (tax benefits)	$ (30,891)	$ 110,047	$ 115,586
State:			
Current	$ 27,386	$ 43,032	$ 30,478
Deferred	(37,721)	(10,724)	9,950
Total state income taxes (tax benefits)	$ (10,335)	$ 32,308	$ 40,428
Total:			
Current	$ 97,330	$ 174,204	$ 125,808
Deferred	(138,556)	(31,849)	30,206
Total income taxes (tax benefits)	$ (41,226)	$ 142,355	$ 156,014

A reconciliation of income taxes to the expected statutory federal corporate income taxes follows:

(Dollars in Thousands)	*2007* Amount	*2007* Percent	*2006* Amount	*2006* Percent	*2005* Amount	*2005* Percent
Expected statutory income taxes (tax benefits)	$ (34,239)	35.0%	$ 119,704	35.0%	$ 129,672	35.0%
California franchise tax, (tax benefits) net of federal income tax effect	(6,718)	6.9	23,544	6.9	26,278	7.1
Settlement of prior year tax return issues	-	-	(3,179)	(0.9)	(3,179)	(0.9)
Reduction to tax reserves	(1,500)	1.5	(3,819)	(1.1)	-	-
Interest expense reported as tax	1,714	(1.8)	5,518	1.6	2,957	0.8
Increase resulting from other items	(483)	0.5	587	0.1	286	0.1
Income taxes (tax benefits)	$ (41,226)	42.1%	$ 142,355	41.6%	$ 156,014	42.1%

The effective tax rates for 2007, 2006, and 2005 include interest expense of $1.7 million, $5.5 million, and $3.0 million, respectively, related to payments of prior year taxes. The rates for 2006 and 2005 reflect a reduction to federal tax expense of $3.2 million in each year from the settlement of prior year tax return issues. In addition, income taxes for 2007 and 2006 were reduced by $1.5 million and $3.8 million, respectively, due to a decline in the income tax reserves related to management's favorable assessment of our income tax exposure.

Downey made income and franchise tax payments, net of refunds, amounting to $200.0 million, $177.3 million, and $144.0 million in 2007, 2006, and 2005, respectively.

Downey and its wholly owned subsidiaries file a consolidated federal income tax return and various state income and franchise tax returns on a calendar year basis. The Internal Revenue Service ("IRS") is currently examining Downey's tax returns for 2003, 2004, and 2005. All tax years subsequent to 2002 are subject to federal examination, while state tax returns for years subsequent to 2001 are subject to examination by taxing authorities. Downey has determined that its treatment of certain loan origination costs in tax years 2003 through 2005 was improper and has filed amended tax returns for those years and paid tax (previously provided in prior periods) and interest to federal and state taxing authorities in the amount of $144.7 million to resolve this issue. The after-tax interest assessment related to Downey's tax returns for 2003 through 2005 totaled $10.9 million. Of that amount, $1.7 million was accrued for 2007 and has been recorded as additional income taxes, and $9.2 million was accrued for 2004 through 2006 and has been reflected in income taxes. When applicable, Downey classifies interest (net of tax) and penalties on the underpayment of taxes as income tax expense.

Adoption of FIN 48 in the first quarter of 2007 resulted in an increase to the opening balance of retained earnings of $3.2 million, relating to the recognition of a previously unrecognized tax benefit associated with bad debt reserves for tax purposes. Management has determined there are no additional unrecognized tax benefits to be reported in Downey's financial statements, and none are anticipated during the next 12 months.

(17) Stockholders' Equity

Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss follows:

(In Thousands)	*December 31,* *2007*	*December 31,* *2006*
Accumulated other comprehensive income (loss)		
Net unrealized gains (losses) on securities available for sale	$ 2,869	$ (5,537)
Net unrealized gains (losses) on mortgage-backed securities available for sale, at fair value	1	(1)
Net unrealized gains (losses) on cash flow hedges	(102)	334
Balance at end of year	$ 2,768	$ (5,204)

Regulatory Capital

The Bank is subject to regulation by the Office of Thrift Supervision ("OTS") which has adopted regulations ("Capital Regulations") that contain a capital standard for savings institutions. The Bank is in compliance with the Capital Regulations at December 31, 2007 and 2006.

Regulatory guidance considers subprime lending a high-risk activity that is unsafe and unsound if the risks associated with subprime lending are not properly controlled. Specifically, this guidance sets forth expectations of regulatory capital one and one-half to three times higher than that typically set aside for prime assets for institutions that:

- have subprime assets equal to 25% or higher of Tier 1 capital, or
- have subprime portfolios experiencing rapid growth or adverse performance trends, are administered by inexperienced management, or have inadequate or weak controls.

Downey's subprime portfolio, pursuant to its definition, represented 38% of Tier 1 capital as of year-end 2007. The OTS notified Downey that as of March 31, 2003, it was required to risk weight the subprime residential loans at 75% versus a 50% risk weighting. This change increased the required regulatory capital associated with subprime loans by one and one-half times that of prime residential loans. Downey is not subject to any other regulatory capital requirements.

Undercapitalized institutions are subject to certain prompt corrective action requirements, regulatory controls and restrictions, which become more extensive as an institution becomes more severely undercapitalized. Failure by Downey to comply with applicable capital requirements would, if unremedied, result in restrictions on its activities and lead to regulatory enforcement actions against it including, but not limited to, the issuance of a capital directive to ensure the maintenance of required capital levels. The Federal Deposit Insurance Corporation Improvement Act of 1991 requires regulators to take prompt corrective action with respect to depository institutions that do not meet minimum capital requirements.

			Under Prompt Corrective Action Provisions			
			To Be Adequately Capitalized		*To Be Well Capitalized*	
	Actual					
(Dollars in Thousands)	*Amount*	*Ratio*	*Amount*	*Ratio*	*Amount*	*Ratio*
2007:						
Risk-based capital (to risk-weighted assets)	$ 1,451,380	19.01%	$ 610,674	8.00%	$ 763,343	10.00%
Core capital (to adjusted assets)	1,355,962	10.18	399,717	3.00	666,195	5.00
Tangible capital (to adjusted assets)	1,355,962	10.18	199,859	1.50	-	- [a]
Tier I capital (to risk-weighted assets)	1,355,962	17.76	-	- [a]	458,006	6.00
2006:						
Risk-based capital (to risk-weighted assets)	$ 1,474,983	17.78%	$ 663,726	8.00%	$ 829,657	10.00%
Core capital (to adjusted assets)	1,413,088	8.76	483,841	3.00	806,401	5.00
Tangible capital (to adjusted assets)	1,413,088	8.76	241,920	1.50	-	- [a]
Tier I capital (to risk-weighted assets)	1,413,088	17.04	-	- [a]	497,794	6.00

[a] Ratio is not specified under capital regulations.

Capital Distributions

A savings association that is a subsidiary of a savings and loan holding company, such as the Bank, must file an application or a notice with the OTS at least 30 days before making a capital distribution. Savings associations are not required to file an application for permission to make a capital distribution and need only file a notice if the following conditions are met:

- they are eligible for expedited treatment under OTS regulations;
- they would remain adequately capitalized after the distribution;
- the annual amount of capital distribution does not exceed net income for that year to date added to retained net income for the two preceding years; and
- the capital distribution would not violate any agreements between the OTS and the savings association or any OTS regulations.

Any other situation would require a savings association to file an application with the OTS. The OTS may disapprove an application or notice if the proposed capital distribution would:

- make the savings association undercapitalized, significantly undercapitalized or critically undercapitalized;
- raise safety or soundness concerns; or
- violate a statute, regulation or agreement with the OTS (or with the FDIC), or a condition imposed in an OTS approved application or notice.

As of December 31, 2007, the Bank's capital distributions have been made in accordance with regulatory requirements. Also as of December 31, 2007, the Bank had the capacity to declare a dividend totaling $258 million subject to filing an application with the OTS at least 30 days prior to the distribution and the OTS approving the dividend.

Treasury Stock

On July 24, 2002, the Board of Directors authorized a share repurchase program of up to $50 million of common stock. To initially fund the program, the Bank paid a special $50 million dividend during the third quarter of 2002 to the holding company. Shares were repurchased from time-to-time in open market transactions. The timing, volume and price of purchases were made at Downey's discretion, and were contingent upon its overall financial condition, as well as market conditions in general. On September 27, 2004, the Board of Directors terminated the stock repurchase program due to significant asset growth. A total of 420,800 shares of common stock were repurchased at an average cost of $43.68 per share. During 2004, 39,561 shares of treasury stock were reissued below cost upon the exercise of Downey stock options at an average exercise price of $21.32.

Common stock repurchases were as follows:

	Common Stock		
	Number of Shares	*Average Price*	*Available for Repurchase*
Authorized share repurchase program – July 24, 2002	-	$ -	$ 50,000,000
August 2002	212,300	41.04	41,287,128
November 2002	94,000	36.78	37,829,808
August 2004	114,500	54.24	31,619,328
Balance [(a)]	420,800	$ 43.68	$ -

[(a)] On September 27, 2004, the Board of Directors terminated the stock repurchase authorization.

Employee Stock Option Plans

During 1994, the Bank adopted and the stockholders approved the Downey Savings and Loan Association 1994 Long Term Incentive Plan ("LTIP"). The LTIP provided for the granting of stock appreciation rights, restricted stock, performance awards and other awards. The LTIP specified an authorization of 434,110 shares (adjusted for stock dividends and splits) of the Bank's common stock available for issuance under the LTIP. Effective January 23, 1995, Downey Financial Corp. and the Bank executed an amendment to the LTIP by which Downey Financial Corp. adopted and ratified the LTIP such that shares of Downey Financial Corp. shall be issued upon exercise of options or payment of other awards, for which payment is to be made in stock, in lieu of the Bank's common stock. The LTIP terminated in 2004; however, options granted and outstanding at termination remain exercisable until the specific termination date of the option. At December 31, 2007, 381,239 shares of treasury stock may be used to satisfy the exercise of options or for payment of other awards. No other stock based plan exists.

Options outstanding under the LTIP at December 31, 2007 and 2006 are summarized as follows:

	Outstanding Options	
	Number of Shares	*Average Option Price*
December 31, 2004	52,914	$25.44
Options granted	-	-
Options exercised	-	-
Options canceled	-	-
December 31, 2005	52,914	25.44
Options granted	-	-
Options exercised	-	-
Options canceled	-	-
December 31, 2006	52,914	25.44
Options granted	-	-
Options exercised	-	-
Options canceled	-	-
December 31, 2007	52,914	$25.44

Under the LTIP, options are exercisable over vesting periods specified in each grant and, unless exercised, the options terminate between five or ten years from the date of the grant. Further, under the LTIP, the option price shall at least equal or exceed the fair market value of such shares on the date the options are granted.

At December 31, 2007, 2006 and 2005, options for 52,914 shares were outstanding and were exercisable at a weighted average option price per share of $25.44. At December 31, 2007, these options had a weighted average remaining contractual life of 12 months.

Downey measured its employee stock-based compensation arrangements under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, no compensation expense has been recognized for the stock option plan, as stock options were granted at fair value at the date of grant. Had compensation expense for Downey's stock option plan been determined based on the fair value estimated using the Black-Scholes model at the grant date for previous awards, stock-based compensation would have been fully expensed over the vesting period as of December 31, 2002. Therefore, for the years 2007, 2006, and 2005, Downey's net income and income per share would not have been reduced.

(18) Earnings Per Share

Earnings per share of common stock is calculated on both a basic and diluted basis based on the weighted average number of common and common equivalent shares outstanding, excluding common shares in treasury. Basic earnings per share excludes dilution and is computed by dividing income available to stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted from the issuance of common stock that then would share in earnings.

A reconciliation of the components used to derive basic and diluted earnings per share for 2007, 2006 and 2005 follows:

(Dollars in Thousands, Except Per Share Data)	*Net Income (loss)*	*Weighted Average Shares Outstanding*	*Per Share Amount*
2007:			
Basic earnings per share	$ (56,599)	27,853,783	$ (2.03)
Effect of dilutive stock options	-	-	-
Diluted earnings per share	$ (56,599)	27,853,783	$ (2.03)
2006:			
Basic earnings per share	$ 199,656	27,853,783	$ 7.17
Effect of dilutive stock options	-	30,084	.01
Diluted earnings per share	$ 199,656	27,883,867	$ 7.16
2005:			
Basic earnings per share	$ 214,477	27,853,783	$ 7.70
Effect of dilutive stock options	-	29,468	.01
Diluted earnings per share	$ 214,477	27,883,251	$ 7.69

(19) Employee Benefit Plans

Retirement and Savings Plan

The Downey Savings and Loan Association, F.A. Employees' Retirement and Savings Plan ("the Plan") was established as a profit-sharing plan on January 1, 1978 and was originally called the Employees' Profit-Sharing Plan of Downey Savings and Loan Association. The Plan was amended and restated in its entirety as of October 1, 1997 and July 1, 2002 and was a qualified cash or deferred arrangement under the Internal Revenue Code Sections 401(a) and 401(k). The Plan has been amended as of October 1, 2004 and is intended to be a qualified retirement plan under the Internal Revenue Code. Under the Plan, all employees of Downey are eligible to participate provided they complete three full months of service, provided they are at least 18 years of age and are not (1) covered by a collective bargaining agreement, (2) a leased employee, (3) a nonresident alien who does not receive any earning income, and (4) an employee within the meaning of Internal Revenue Code Section 401 (c) (3). Participants could contribute up to 60% of their eligible compensation, not to exceed the IRS limit in a calendar year or $15,500 in 2007. In addition, participants who reach age 50 or older by December 31 of the Plan year may contribute an additional amount of their eligible compensation as a catch-up contribution as provided by the Economic Growth and Tax Relief Reconciliation Act. The limit for 2007 is $5,000. Downey makes a matching contribution to participants that meet the previously mentioned eligibility requirements and that complete one year of service. Downey makes matching contributions up to 50% of the participants' pre-tax contributions subject to a maximum of 6% per pay period of eligible compensation. Participants may rollover into the Plan amounts representing distributions from other qualified plans.

Prior to October 1, 2004, all employees of Downey were eligible to participate provided they were 18 years of age and had completed one year of service. Participants could contribute up to 60% of their compensation each year, subject to limitations and provisions in the Plan. Downey made matching contributions equal to 50% of participants' pre-tax contributions subject to a maximum of 6% per pay period.

Downey's contributions to the Plan totaled $2.3 million for both 2007 and 2006, compared to $2.1 million in 2005 and was recorded in salaries and related costs.

Downey has a Deferred Compensation Plan for key management employees and directors. Participants are eligible to defer compensation on a pre-tax basis, including director fees, and earn a competitive interest rate on the amounts deferred. As of December 31, 2007, 117 management employees and 10 directors were eligible to participate in the program. During 2007, 20 management employees and no directors elected to defer compensation pursuant to the plan. Downey's expense related to the Deferred Compensation Plan has been less than $0.1 million each year since inception. At December 31, 2007, the associated liability was $2.7 million.

Group Benefit Plan

Downey provides certain health and welfare benefits for active employees under a cafeteria plan ("Benefit Plan") as defined by section 125 of the Internal Revenue Code. Under the Benefit Plan, employees make appropriate selections as to the type of benefits and the amount of coverage desired. The benefits are provided through insurance companies and other health organizations and are funded by contributions from Downey, employees and retirees and include deductibles, co-insurance provisions and other limitations. Downey's expense for health and welfare benefits was $11.5 million, $9.5 million and $8.6 million in 2007, 2006 and 2005, respectively.

(20) Derivatives, Hedging Activities, Off-Balance Sheet Arrangements and Contractual Obligations (Risk Management)

Derivatives

Downey offers short-term interest rate lock commitments to help attract potential home loan borrowers. The commitments guarantee a specified interest rate for a loan if underwriting standards are met, but do not obligate the potential borrower. Accordingly, some commitments never become loans and merely expire. The residential one-to-four unit interest rate lock commitments Downey ultimately expects to result in loans and sell in the secondary market are treated as derivatives. Consequently, as derivatives, the hedging of the interest rate lock commitments does not qualify for hedge accounting. Associated fair value adjustments to the notional amount of interest rate lock commitments are recorded in current earnings under net gains (losses) on sales of loans and mortgage-backed securities with an offset to the balance sheet in either other assets, or accounts payable and accrued liabilities. Fair values for the notional amount of interest rate lock commitments are based on dealer quoted market prices acquired from third parties. The carrying amount of loans held for sale includes a basis adjustment to the loan balance at funding resulting from the change in fair value of the interest rate lock derivative from the date of rate lock to the date of funding. At December 31, 2007, Downey had a notional amount of interest rate lock commitments identified to sell as part of its secondary marketing activities of $53 million, with a fair value gain of $0.2 million.

Downey does not generally enter into derivative transactions for purely speculative purposes.

Derivative Hedging Activities

As part of its secondary marketing activities, Downey typically utilizes short-term loan forward sale and purchase contracts—derivatives—that mature in less than one year to offset the impact of changes in market interest rates on the value of residential one-to-four unit interest rate lock commitments and loans held for sale. In general, interest rate lock commitments associated with fixed rate loans require a higher percentage of loan forward sale contracts to mitigate interest rate risk than those associated with adjustable rate loans. Contracts designated as hedges for the forecasted sale of loans from the held for sale portfolio are accounted for as cash flow hedges because these contracts have a high correlation to the price movement of the loans being hedged (within a range of 80% - 125%). The measurement approach for determining the ineffective aspects of the hedge is established at the inception of the hedge. Changes in fair value of the notional amount of loan forward sale contracts not designated as cash flow hedges and the ineffectiveness of hedge transactions that are not perfectly correlated are recorded in net gains (losses) on sales of loans and mortgage-backed securities. Changes in expected future cash flows related to the fair value of the notional amount of loan forward sale contracts designated as cash flow hedges for the forecasted sale of loans held for sale are recorded in other comprehensive income, net of tax, provided cash flow hedge requirements are met. The offset to these changes are recorded in the balance sheet as either other assets, or accounts payable and accrued liabilities. The amounts recorded in accumulated other comprehensive income will be recognized in the income statement when the hedged forecasted transactions impact earnings. Downey estimates that all of the related unrealized gains or losses in accumulated other comprehensive income will be reclassified into earnings within the next three months. Fair values for the notional amount of loan forward sale contracts are based on dealer quoted market prices acquired from third parties. At December 31, 2007, the notional amount of loan forward sale contracts amounted to $152 million, with a fair value loss of $1.1 million, of which 94 million were designated as cash flow hedges. There were no loan forward purchase contracts at December 31, 2007.

Downey has not discontinued any designated derivative instruments associated with loans held for sale due to a change in the probability of settling a forecasted transaction.

In connection with its interest rate risk management, Downey from time-to-time enters into interest rate exchange agreements ("swap contracts") with certain national investment banking firms or the Federal Home Loan Bank ("FHLB") under terms that provide mutual payment of interest on the outstanding notional amount of swap contracts. These swap contracts help Downey manage the effects of adverse changes in interest rates on net interest income. Downey has interest rate swap contracts on which it pays variable interest based on the 3-month London Inter-Bank Offered Rate ("LIBOR") while receiving fixed interest. The swaps were designated as a hedge of changes in the fair value of certain FHLB fixed rate advances due to changes in market interest rates. The payment and maturity dates of the swap contracts match those of the advances. This hedge effectively converts fixed interest rate advances into debt that adjusts quarterly to movements in 3-month LIBOR. Because the terms of the swap contracts match those of the advances, the hedge has no ineffectiveness and results are reported in interest expense. The fair value of interest rate swap contracts is based on dealer quoted market prices acquired from third parties and represents the estimated amount Downey would receive or pay upon terminating the contracts, taking into consideration current interest rates and the remaining contract terms. The fair value of the swap contracts is recorded on the balance sheet in either other assets or accounts payable and accrued liabilities. With no ineffectiveness, the recorded swap contract values will essentially act as fair value adjustments to the advances being hedged. At December 31, 2007, swap contracts with a notional amount totaling $430 million were outstanding and had a fair value loss of $3.4 million recorded on the balance sheet in other liabilities and as a decrease to the advances being hedged.

The following table summarizes Downey's interest rate swap contracts at December 31, 2007:

(Dollars in Thousands)	*Notional Amount*	*Weighted Average Interest Rate*	*Term*
Pay – Variable (3-month LIBOR)	$ (100,000)	5.08%	March 2004 – October 2008
Receive – Fixed	100,000	3.20	
Pay – Variable (3-month LIBOR)	(130,000)	5.08	March 2004 – October 2008
Receive – Fixed	130,000	3.21	
Pay – Variable (3-month LIBOR)	(100,000)	5.08	March 2004 – November 2008
Receive – Fixed	100,000	3.26	
Pay – Variable (3-month LIBOR)	(100,000)	5.08	March 2004 – November 2008
Receive – Fixed	100,000	3.27	

The following table shows the impact from non-qualifying hedges and the ineffectiveness of cash flow hedges on net gains (losses) on sales of loans and mortgage-backed securities (i.e., SFAS 133 effect), as well as the impact to other comprehensive income (loss) from qualifying cash flow transactions for the years indicated. Also shown is the notional amount or balance for Downey's non-qualifying and qualifying hedge transactions.

(In Thousands)	*December 31,* 2007	*December 31,* 2006
Net gains (losses) on non-qualifying hedge transactions	$ 104	$ (1,108)
Net losses on qualifying cash flow hedge transactions:		
Unrealized hedge ineffectiveness	-	-
Less reclassification of realized hedge ineffectiveness	-	-
Total net gains (losses) recognized in sales of loans and mortgage-backed securities (SFAS 133 effect)	104	(1,108)
Other comprehensive income (loss)	(436)	427
Notional amount or balance at period end		
Non-qualifying hedge transactions:		
Interest rate lock commitments [(a)]	$ 53,250	$ 196,751
Associated loan forward sale contracts	57,924	187,804
Qualifying cash flow hedge transactions:		
Loans held for sale, at lower of cost or fair value	103,384	363,215
Associated loan forward sale contracts	93,576	341,696
Qualifying fair value hedge transactions:		
Designated FHLB advances – pay-fixed	430,000	430,000
Associated interest rate swap contracts – pay-variable, receive-fixed	430,000	430,000

[(a)] Amount represents the notional amount of the commitment or contracts reduced by an anticipated fallout factor for those commitments not expected to fund. The notional amount for interest rate lock commitments before the reduction of expected fall out was $81.6 million.

These loan forward sale and swap contracts expose Downey to credit risk in the event of nonperformance by the other parties—primarily government-sponsored enterprises such as Federal National Mortgage Association, securities firms and the FHLB. This risk consists primarily of the termination value of agreements where Downey is in an unfavorable position. Downey controls the credit risk associated with its other parties to the various derivative agreements through credit review, exposure limits and monitoring procedures. Downey does not anticipate nonperformance by the other parties.

Financial Instruments with Off-Balance Sheet Risk

Downey utilizes financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to originate fixed and variable rate mortgage loans held for investment, undisbursed loan funds, lines and letters of credit, commitments to purchase loans and mortgage-backed securities for portfolio and commitments to invest in community development funds. The contract or notional amounts of those instruments reflect the extent of involvement Downey has in particular classes of financial instruments.

Commitments to originate fixed and variable rate mortgage loans are agreements to lend to a customer as long as there is no violation of any condition established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Undisbursed loan funds on construction projects and unused lines of credit on home equity and commercial loans include committed funds not disbursed. Letters of credit are conditional commitments issued by Downey to guarantee the performance of a customer to a third party. Downey also enters into commitments to purchase loans and mortgage-backed securities, investment securities and to invest in community development funds.

The following is a summary of commitments with off-balance sheet risk at the years indicated:

	December 31,	
(In Thousands)	*2007*	*2006*
Commitments to originate adjustable rate loans held for investment	$ 196,471	$ 139,145
Undisbursed loan funds and unused lines of credit	306,532	347,338

Downey uses the same credit policies in making commitments to originate loans held for investment and lines and letters of credit as it does for on-balance sheet instruments. For commitments to originate loans held for investment, the commitment amounts represent exposure to loss from market fluctuations as well as credit loss. In regard to these commitments, adverse changes from market fluctuations are generally not hedged. Downey controls the credit risk of its commitments to originate loans held for investment through credit approvals, limits and monitoring procedures. The credit risk involved in issuing lines and letters of credit requires the same creditworthiness evaluation as that involved in extending loan facilities to customers. Downey evaluates each customer's creditworthiness.

Downey receives collateral to support commitments when deemed necessary. The most significant categories of collateral include real estate properties underlying mortgage loans, liens on personal property and cash on deposit with Downey.

Downey maintains an allowance for credit losses to provide for loan-related commitments associated with undisbursed loan funds and unused lines of credit. The allowance for losses on loan-related commitments was $1 million at December 31, 2007 and 2006.

Other Contractual Obligations

Downey sells all loans without recourse. When a loan sold to an investor without recourse fails to perform according to the contractual terms of the sale, the investor will typically review the loan file to determine whether defects in the origination process occurred and whether such defects give rise to a violation of a representation or warranty made to the investor in connection with the sale. If such a defect is identified, Downey may be required to either repurchase the loan or indemnify the investor for losses sustained. If there are no such defects, Downey has no commitment to repurchase the loan. Downey recorded repurchase or indemnification losses related to defects in the origination process of $1.1 million in 2007 and $1.2 million in 2006, and repurchased $16 million of loans and $2 million of real estate acquired in settlement of loans in 2007 and $3 million of loans in 2006.

The loan and servicing sale contracts may also contain provisions to refund sales price premiums to the purchaser if the related loans prepay during a period not to exceed 120 days from the sale's settlement date. Downey reserved less than $1 million at December 31, 2007 and 2006 to cover the estimated loss exposure related to early payoffs. However, if all the loans related to those sales prepaid within the refund period, as of December 31, 2007, Downey's maximum sales price premium refund would be $1 million.

Through the normal course of operations, Downey has entered into certain contractual obligations. Downey's obligations generally relate to the funding of operations through deposits and borrowings, loan servicing, as well as leases for premises and equipment. Downey has obligations under long-term operating leases, principally for building space and land. Lease terms generally cover a five-year period, with options to extend, and are non-cancelable. Downey also has vendor contractual relationships, but the contracts are not considered to be material.

At December 31, 2007, scheduled maturities of certificates of deposit, FHLB advances, senior notes and future operating minimum lease commitments were as follows:

(In Thousands)	Within 1 Year	After 1 Year Through 3 Years	After 3 Years Through 5 Years	Beyond 5 Years	Total Balance
Certificates of deposit	$ 7,904,212	$ 228,837	$ 81,678	$ -	$ 8,214,727
FHLB advances	1,172,100	-	25,000	-	1,197,100
Senior notes	-	-	-	198,445	198,445
Operating leases	5,680	8,424	3,341	550	17,995
Total other contractual obligations	$ 9,081,992	$ 237,261	$ 110,019	$ 198,995	$ 9,628,267

Litigation

On October 29, 2004, two former traditional branch employees brought an action in Los Angeles Superior Court, Case No. BC323796, entitled "Margie Holman and Alice A. Mesec, et al. v. Downey Savings and Loan Association." The first amended complaint seeks unspecified damages for alleged unpaid regular and overtime wages, inadequate meal breaks, failure to pay split-shift and reporting time wages, and related claims. The plaintiffs are seeking class action status to represent all other current and former Downey Savings employees who held the position of Customer Service Supervisor and/or Customer Service Representative at Downey's in-store branches at any time from October 29, 2000 to date. Based on a review of the current facts and circumstances with retained outside counsel, (i) Downey Savings plans to oppose the claim and assert all appropriate defenses and (ii) management has provided for what is believed to be a reasonable estimate of exposure for this matter in the event of loss. While acknowledging the uncertainties of litigation, management believes that the ultimate outcome of this matter will not have a material adverse effect on Downey's operations, cash flows or financial position.

Downey has been named as a defendant in other legal actions arising in the ordinary course of business, none of which, in the opinion of management, will have a material adverse effect on its operations, cash flows or financial position.

(21) Fair Value of Financial Instruments

Fair value estimates are made at a specific point in time based upon relevant market and other information about the financial instrument. The estimates do not necessarily reflect the price Downey might receive if it were to sell at one time its entire holding of a particular financial instrument. Because no active market exists for a significant portion of Downey's financial instruments, fair value estimates are based upon the following methods and assumptions, some of which are subjective in nature. Changes in assumptions could significantly affect the estimates.

Cash, Federal Funds Sold and Securities Purchased Under Resale Agreements

Fair value equals their book values due to their short-term repricing characteristics.

Investment Securities Including U.S. Treasuries, Government Sponsored Entity and Mortgage-Backed Securities

Fair value is based upon bid prices, or bid quotations received from securities dealers or readily available market quote systems.

Loans

The fair value of single family residential loans is derived from bid prices or price indications from securities dealers or readily available market quote systems for loans with similar characteristics. The fair value of all other loans is derived by discounting expected future cash flows by estimated market interest rates for loans with similar characteristics.

Federal Home Loan Bank Stock

Fair value equals their book value due to their short-term repricing characteristics.

Mortgage Servicing Rights

The fair value of MSRs related to loans serviced for others is determined by computing the present value of the expected net servicing income from the portfolio by strata, determined by key characteristics of the underlying loans, primarily coupon interest rate and whether the loans have a fixed or variable rate.

Derivative Assets and Liabilities

Fair values for interest rate lock commitments and loan forward sale and purchase contracts are based on dealer quoted market prices acquired from third parties.

Deposits

The fair value of deposits with no stated maturity such as regular passbook accounts, money market accounts and checking accounts, is the carrying amount reported in the balance sheet. The fair value of deposits with a stated maturity such as certificates of deposit is based on discounting value of contractual cash flows using discount rates equal to current FHLB of San Francisco borrowing rates for similar remaining terms.

FHLB Advances and other borrowings

The fair value of borrowings with a stated maturity is based on discounting future contractual cash flows by discount rates offered for wholesale borrowing rates with similar terms.

Senior Notes

Fair value is based on bid prices or bid quotations received from securities dealers or readily available market quote systems.

Off-Balance Sheet Financial Instruments

Outstanding commitments to originate loans and mortgage-backed securities held for investment, unused lines of credit, standby letters of credit and other contingent liabilities are not included in the table that follows. See Note 20, for information concerning the notional amount of such financial instruments.

Based on the above methods and assumptions, the following table presents the estimated fair value of Downey's financial instruments:

(In Thousands)	*December 31, 2007* Carrying Amount [a]	*December 31, 2007* Estimated Fair Value	*December 31, 2006* Carrying Amount [a]	*December 31, 2006* Estimated Fair Value
Assets:				
Cash	$ 83,840	$ 83,840	$ 124,865	$ 124,865
Federal funds	5,900	5,900	1	1
U.S. Treasury, government sponsored entities and other investment securities available for sale	1,549,879	1,549,879	1,433,176	1,433,176
Mortgage-backed securities available for sale	111	111	251	251
Loans secured by real estate:				
Residential: [b]				
Adjustable	10,740,107	10,470,083	13,695,151	13,986,420
Fixed	147,889	148,481	171,306	172,233
Home equity loans and lines of credit	137,286	137,286	186,901	187,952
Other	102,007	103,574	109,319	112,991
Non-mortgage loans:				
Commercial	3,595	3,590	1,363	1,382
Consumer	5,660	5,660	6,459	6,778
Federal Home Loan Bank stock	70,964	70,964	152,953	152,953
Mortgage servicing rights and loan servicing portfolio [c]	19,512	20,991	21,196	22,828
Interest rate lock commitments [d]	237	521	40	1,937
Undesignated loan forward sale contracts	36	36	573	573
Designated loan forward sale contracts	19	19	145	145
Liabilities:				
Deposits:				
Transaction accounts	2,281,314	2,281,314	2,680,574	2,680,574
Certificates of deposit	8,214,727	8,231,832	9,104,295	9,081,425
FHLB advances and other borrowings [e]	1,197,100	1,200,991	2,610,756	2,614,383
Interest rate swap contracts [e]	3,390	3,390	14,215	14,215
Senior notes	198,445	153,344	198,260	199,294
Interest rate lock commitments [d]	39	48	701	(459)
Undesignated loan forward sale contracts	269	269	76	76
Designated loan forward sale contracts	892	892	368	368

[a] The carrying amount of loans is stated net of undisbursed loan funds, unearned fees and discounts and allowances for losses.

[b] Included loans held for sale with capitalized basis adjustments reflecting the change in fair value of the interest rate lock derivative from the date of rate lock to the date of funding.

[c] The estimated fair value included MSRs acquired prior to January 1, 1996 when Downey began capitalizing the asset.

[d] The carrying value reflected the change in fair value of the interest rate lock derivative from the date of rate lock to the end of the period, with an increase in value recorded as an asset with an offsetting gain and a decline in value recorded as a liability with an offsetting loss. The estimated fair value of the derivatives also includes the initial value at interest rate lock and the value of MSRs which will not be recognized in the financial statements until the expected loans are sold.

[e] The impact of interest rate swap contracts was included in FHLB advances, with notional amounts totaling $430 million of receive-fixed, pay-3-month LIBOR variable interest, which contracts serve as a permitted hedge against a portion of FHLB advances.

Notes to Consolidated Financial Statements—(Continued)

(22) Business Segment Reporting

Downey views its business as consisting of two reportable business segments—banking and real estate investment. The accounting policies of the segments are the same as those described in Note 1, Summary of Significant Accounting Policies. Downey evaluates performance based on the net income generated by each segment. Internal expense allocations between segments are independently negotiated and, where possible, service and price is measured against comparable services available in the external marketplace.

The following describes the two business segments.

Banking

The principal business activities of this segment are attracting funds from the general public and institutions and originating and investing in loans, primarily residential real estate mortgage loans, mortgage-backed securities and investment securities. Included in this segment is real estate acquired in settlement of loans.

This segment's primary sources of revenue are interest earned on mortgage loans and mortgage-backed securities, income from investment securities, gains on sales of loans and mortgage-backed securities, fees earned in connection with loans and deposits and income earned on its portfolio of loans and mortgage-backed securities serviced for investors.

This segment's principal expenses are interest incurred on interest-bearing liabilities, including deposits and borrowings, and general and administrative costs.

Real Estate Investment

Real estate development and joint venture operations are conducted principally through the Bank's wholly owned subsidiary, DSL Service Company.

DSL Service Company participates as an owner of, or a partner in, a variety of real estate development projects, principally retail neighborhood shopping center and residential developments, most of which are located in California.

In its joint ventures, DSL Service Company is entitled to a priority return on its equity invested in the projects after third-party debt and shares profits and losses with the developer partner, generally on an equal basis. Partnership equity (deficit) accounts are affected by current period results of operations, additional partner advances, partnership distributions and partnership liquidations.

This segment's primary sources of revenue are net rental income and gains from the sale of real estate investment assets. This segment's principal expenses are interest expense and general and administrative expense.

Notes to Consolidated Financial Statements—(Continued)

Operating Results and Assets

The following table presents the operating results and selected financial data by business segment for 2007, 2006 and 2005:

(In Thousands)	*Banking*	*Real Estate Investment*	*Elimination*	*Totals*
Year ended December 31, 2007				
Net interest income	$ 422,564	$ 1,274	$ -	$ 423,838
Provision for credit losses	310,131	-	-	310,131
Other income	52,480	(6,004)	-	46,476
Operating expense	256,738	1,270	-	258,008
Net intercompany income (expense)	68	(68)	-	-
Loss before income tax benefits	(91,757)	(6,068)	-	(97,825)
Tax benefits	(38,661)	(2,565)	-	(41,226)
Net loss	$ (53,096)	$ (3,503)	$ -	$ (56,599)
At December 31, 2007				
Assets:				
Loans and mortgage-backed securities, net	$ 11,136,655	$ -	$ -	$ 11,136,655
Investments in real estate and joint ventures	-	68,679		68,679
Other	2,258,746	19,023	(74,046)	2,203,723
Total assets	13,395,401	87,702	(74,046)	13,409,057
Equity	$ 1,334,417	$ 74,046	$ (74,046)	$ 1,334,417
Year ended December 31, 2006				
Net interest income	$ 517,321	$ 1,356	$ -	$ 518,677
Provision for credit losses	26,604	-	-	26,604
Other income	80,498	12,645	-	93,143
Operating expense	243,245	(40)	-	243,205
Net intercompany income (expense)	(34)	34	-	-
Income before income taxes	327,936	14,075	-	342,011
Income taxes	136,587	5,768	-	142,355
Net income	$ 191,349	$ 8,307	$ -	$ 199,656
At December 31, 2006				
Assets:				
Loans and mortgage-backed securities, net	$ 14,170,750	$ -	$ -	$ 14,170,750
Investments in real estate and joint ventures	-	59,843	-	59,843
Other	2,025,790	28,548	(77,549)	1,976,789
Total assets	16,196,540	88,391	(77,549)	16,207,382
Equity	$ 1,393,235	$ 77,549	$ (77,549)	$ 1,393,235
Year ended December 31, 2005				
Net interest income	$ 435,771	$ 602	$ -	$ 436,373
Provision of credit losses	2,263	-	-	2,263
Other income	161,984	7,948	-	169,932
Operating expense	230,946	2,605	-	233,551
Net intercompany income (expense)	(93)	93	-	-
Income before income taxes	364,453	6,038	-	370,491
Income taxes	153,527	2,487	-	156,014
Net income	$ 210,926	$ 3,551	$ -	$ 214,477
At December 31, 2005				
Assets:				
Loans and mortgage-backed securities, net	$ 15,821,923	$ -	$ -	$ 15,821,923
Investments in real estate and joint ventures	-	49,344	-	49,344
Other	1,265,220	28,418	(69,242)	1,224,396
Total assets	17,087,143	77,762	(69,242)	17,095,663
Equity	$ 1,204,515	$ 69,242	$ (69,242)	$ 1,204,515

(23) Selected Quarterly Financial Data (Unaudited)

Selected unaudited quarterly financial data are presented below by quarter for the years ended December 31, 2007 and 2006:

(In Thousands, Except Per Share Data)	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007
Total interest income	$ 218,179	$ 235,874	$ 252,224	$ 273,820
Total interest expense	128,884	137,904	140,765	148,706
Net interest income	89,295	97,970	111,459	125,114
Provision for credit losses	218,447	81,562	9,505	617
Net interest income (loss) after provision for credit losses	(129,152)	16,408	101,954	124,497
Total other income, net	8,227	3,036	17,525	17,688
Total operating expense	67,329	62,676	62,360	65,643
Income (loss) before income taxes (tax benefits)	(188,254)	(43,232)	57,119	76,542
Income taxes (tax benefits)	(79,409)	(19,871)	24,375	33,679
Net income (loss)	$ (108,845)	$ (23,361)	$ 32,744	$ 42,863
Net income (loss) per share:				
Basic	$ (3.90)	$ (0.84)	$ 1.17	$ 1.54
Diluted	(3.90)	(0.84)	1.17	1.54
Market range:				
High bid	$ 59.74	$ 66.95	$ 74.12	$ 73.93
Low bid	29.99	45.43	61.85	62.36
End of period	31.11	57.80	65.98	64.54

	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006
Total interest income	$ 290,633	$ 291,800	$ 286,409	$ 264,963
Total interest expense	160,458	161,561	154,062	139,047
Net interest income	130,175	130,239	132,347	125,916
Provision for credit losses	245	9,640	6,662	10,057
Net interest income after provision for credit losses	129,930	120,599	125,685	115,859
Total other income, net	18,234	30,669	21,030	23,210
Total operating expense	62,041	58,689	60,943	61,532
Income before income taxes	86,123	92,579	85,772	77,537
Income taxes	34,008	36,959	37,548	33,840
Net income	$ 52,115	$ 55,620	$ 48,224	$ 43,697
Net income per share:				
Basic	$ 1.87	$ 2.00	$ 1.73	$ 1.57
Diluted	1.87	1.99	1.73	1.57
Market range:				
High bid	$ 74.93	$ 71.28	$ 75.56	$ 70.19
Low bid	66.04	59.84	65.09	60.62
End of period	72.58	66.54	67.85	67.30

Variation in total other income, net was primarily due to changes in the valuation allowance for MSRs and net gains on sales of loans and mortgage-backed securities.

Notes to Consolidated Financial Statements—(Continued)

(24) Parent Company Financial Information

Downey Financial Corp. was incorporated in Delaware on October 21, 1994. On January 23, 1995, after obtaining necessary stockholder and regulatory approvals, Downey Financial Corp. acquired 100% of the issued and outstanding capital stock of the Bank, and the Bank's stockholders became stockholders of Downey Financial Corp. The transaction was accounted for in a manner similar to a pooling-of-interests. Downey Financial Corp. was thereafter funded by a $15 million dividend from the Bank. Condensed financial statements of Downey Financial Corp. only are as follows:

Condensed Balance Sheets

	December 31,	
(In Thousands)	*2007*	*2006*
Assets		
Cash	$ 11	$ 11
Due from Bank – interest bearing	102,221	107,666
Investment in subsidiaries:		
Bank	1,436,990	1,489,973
Downey Affiliated Insurance Agency	235	228
Other assets	400	730
	$ 1,539,857	$ 1,598,608
Liabilities and Stockholders' Equity		
Senior notes	$ 198,445	$ 198,260
Accounts payable and accrued expenses	6,995	7,113
Total liabilities	205,440	205,373
Stockholders' equity	1,334,417	1,393,235
	$ 1,539,857	$ 1,598,608

Condensed Statements of Income and Other Comprehensive Income

	Year Ended December 31,		
(In Thousands)	*2007*	*2006*	*2005*
Income			
Dividends from the Bank	$ 13,250	$ 82,275	$ 25,100
Interest income	5,104	2,549	1,172
Other income	79	76	74
Total income	18,433	84,900	26,346
Expense			
Interest expense	13,207	13,195	13,184
General and administrative expense	1,632	1,534	1,424
Total expense	14,839	14,729	14,608
Income before income taxes and equity in undistributed net income of subsidiaries	3,594	70,171	11,738
Income tax benefit	3,934	4,963	5,478
Income before equity in undistributed net income of subsidiaries	7,528	75,134	17,216
Equity (deficit) in undistributed net income (loss) of subsidiaries	(64,127)	124,522	197,261
Net income (loss)	(56,599)	199,656	214,477
Other comprehensive income (loss), net of income tax (tax benefits) of subsidiaries	7,972	204	(5,726)
Comprehensive income (loss)	$ (48,627)	$ 199,860	$ 208,751

Notes to Consolidated Financial Statements—(Continued)

Condensed Statements of Cash Flows

	Year Ended December 31,		
(In Thousands)	*2007*	*2006*	*2005*
Cash flows from operating activities			
Net income (loss)	$ (56,599)	$ 199,656	$ 214,477
Equity (deficit) in undistributed net income (loss) of subsidiaries	64,127	(124,522)	(197,261)
Amortization	185	173	163
Decrease in liabilities	(118)	(43)	(396)
(Increase) decrease in other, net	330	(198)	5,731
Net cash provided by operating activities	7,925	75,066	22,714
Cash flows from investing activities			
Capital contribution to the Bank	-	-	-
(Increase) decrease in due from Bank – interest bearing	5,445	(63,926)	(11,573)
Net cash provided by (used for) investing activities	5,445	(63,926)	(11,573)
Cash flows from financing activities			
Dividends on common stock	(13,370)	(11,140)	(11,140)
Net cash provided by (used for) financing activities	(13,370)	(11,140)	(11,140)
Net increase in cash and cash equivalents	-	-	1
Cash and cash equivalents at beginning of period	11	11	10
Cash and cash equivalents at end of period	$ 11	$ 11	$ 11

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

As of December 31, 2007, Downey carried out an evaluation, under the supervision and with the participation of Downey's management, including Downey's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of Downey's disclosure controls and procedures pursuant to Securities and Exchange Commission ("SEC") rules. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that Downey's disclosure controls and procedures were effective as of the end of the period covered by this report. There have been no changes during the most recent fiscal quarter in Downey's internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect Downey's internal controls over financial reporting.

Disclosure controls and procedures are defined in SEC rules as controls and other procedures designed to ensure that information required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Downey's disclosure controls and procedures were designed to ensure that material information related to Downey, including subsidiaries, is made known to management, including the Chief Executive Officer and Chief Financial Officer, in a timely manner.

Management's Report on Internal Control Over Financial Reporting and the Report of Independent Registered Public Accounting Firm thereon are set forth in Part II, Item 8 of this Annual Report on Form 10-K.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Downey Financial Corp. intends to file with the Securities and Exchange Commission a definitive proxy statement ("Proxy Statement") pursuant to Regulation 14A, which will involve the election of directors, within 120 days of the end of the year covered by this Form 10K. Information required by this Item will appear under the captions "Proposal 1. Election of Directors," "Executive Officers," the first paragraph under the heading "Audit Committee Report," "Board Committees and Meeting Attendance," "Security Ownership of Directors and Officers," "Security Ownership of Certain Beneficial Owners," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Nominating and Corporate Governance Committee Report" in the Proxy Statement for the Annual Meeting of Stockholders to be held on April 25, 2008, and is incorporated herein by this reference.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item will appear under the caption "Compensation Discussion and Analysis" in the Proxy Statement and is incorporated herein by this reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

During 1994, we adopted an equity compensation plan approved by shareholders as the 1994 Long Term Incentive Plan ("LTIP"), which terminated in 2004. Options granted and outstanding at termination of the LTIP remain exercisable until the specific termination date of the option. For further information, see Note 17 on page 115. The following table summarizes our outstanding options, their weighted average exercise price and number of options available for issuance at year-end 2007.

Plan Category	*Number of Securities to be Issued upon Exercise of Outstanding Options*	*Weighted Average Exercise Price of Outstanding*	*Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans*
December 31, 2007:			
Equity compensation plans approved by security holders	52,914	$ 25.44	-
Equity compensation plans not approved by security holders	-	-	-
Total equity compensation plans	52,914	$ 25.44	-

Other information required by this Item will appear under the captions "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Directors and Executive Officers" in the Proxy Statement and is incorporated herein by this reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this Item will appear under the caption "Certain Relationships and Related Transactions" in the Proxy Statement and is incorporated herein by this reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this Item will appear under the caption "Proposal 2. Ratify the Appointment of Auditors" in the Proxy Statement and is incorporated herein by this reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(1) Financial Statements.
These documents are listed in the Index to Consolidated Financial Statements under Item 8.

(2) Financial Statement Schedules.
Financial Statement Schedules have been omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

(3) Exhibits.

Exhibit Number	*Description*
3.1 [2]	Certificate of Incorporation of Downey Financial Corp.
3.2 [14]	Bylaws of Downey Financial Corp. (as amended).
4.1 [4]	Junior Subordinated Indenture dated as of July 23, 1999 between Downey Financial Corp. and Wilmington Trust Company as Indenture Trustee.
4.2 [7]	Subordinated Debt Indenture dated as of November 15, 2000 between Downey Financial Corp. and Wilmington Trust Company, as trustee.
4.3 [7]	Senior Debt Indenture dated as of November 15, 2000 between Downey Financial Corp. and Wilmington Trust Company, as trustee.
4.4 [9]	First Supplemental Indenture dated as of June 23, 2004 between Downey Financial Corp. and Wilmington Trust Company, as trustee.
10.1 [3]	Downey Savings and Loan Association, F.A. Employee Stock Purchase Plan (Amended and Restated as of January 1, 1996).
10.2 [3]	Amendment No. 1, Downey Savings and Loan Association, F.A. Employee Stock Purchase Plan. Amendment No. 1, Effective and Adopted January 22, 1997.
10.3 [2]	Downey Savings and Loan Association 1994 Long-Term Incentive Plan (as amended).
10.4 [1]	Founder Retirement Agreement of Maurice L. McAlister, dated December 21, 1989.
10.5 [5]	Amendment No. 1, Founders Retirement Agreement of Maurice L. McAlister, dated December 21, 1989. Amendment No. 1, Effective and Adopted July 26, 2000.
10.6 [13]	Deferred Compensation Plan.
10.7 [8]	Director Retirement Benefits (Revised).
10.8 [6]	Director Retirement Benefits Agreement of Sam Yellen, dated January 15, 2003.
10.9 [10]	Downey Financial Corp. Indemnification Agreement, dated December 15, 2004.
10.10 [10]	Downey Savings and Loan Association, F.A. Indemnification Agreement, dated December 15, 2004.
10.11 [11]	Non-Management Director Compensation.
10.12 [15]	Discretionary Incentive Plan for 2008.

(3) Exhibits (Continued).

Exhibit Number	Description
10.13 [16]	Annual Incentive Plan for 2008.
10.14 [12]	Form A of Change in Control Agreements
10.15 [12]	Form B of Change in Control Agreements
10.16 [13]	Employment Agreement between Bank and Frederic R. McGill, dated September 26, 2007.
21	Subsidiaries.
23	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

(1) Filed as part of Downey's Registration Statement on Form 8-B/A filed January 17, 1995.
(2) Filed as part of Downey's Registration Statement on Form S-8 filed February 3, 1995.
(3) Filed as part of Downey's report on Form 10-K filed March 16, 1998.
(4) Filed as part of Downey's report on Form 10-Q filed November 2, 1999.
(5) Filed as part of Downey's report on Form 10-Q filed August 2, 2000.
(6) Filed as part of Downey's report on Form 10-K filed March 6, 2003.
(7) Filed as part of Downey's Registration Statement on Form S-3 filed November 21, 2000.
(8) Filed as part of Downey's report on Form 10-Q filed May 3, 2004.
(9) Filed as part of Downey's report on Form 8-K filed June 22, 2004.
(10) Filed as part of Downey's report on Form 8-K filed February 18, 2005.
(11) Filed as part of Downey's report on Form 8-K filed February 25, 2005.
(12) Filed as part of Downey's report on Form 10-K filed March 1, 2006.
(13) Filed as part of Downey's report on Form 8-K filed September 28, 2007.
(14) Filed as part of Downey's report on Form 8-K filed December 20, 2007.
(15) Filed as part of Downey's report on Form 8-K filed January 29, 2008.
(16) Filed as part of Downey's report on Form 8-K filed February 8, 2008.

AVAILABILITY OF REPORTS

Corporate governance guidelines, charters for the audit, compensation, and nominating and corporate governance committees of the Board of Directors and code of business conduct and ethics are available free of charge from our internet site, www.downeysavings.com by clicking on "Investor Relations" on our home page and proceeding to "Corporate Governance." Annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports are posted on our internet site as soon as reasonably practical after we file them with the SEC and available free of charge under "Corporate Filings" on our "Investor Relations" page.

We will furnish any or all of the non-confidential exhibits upon payment of a reasonable fee. Please send request for exhibits and/or fee information to:

Downey Financial Corp.
3501 Jamboree Road
Newport Beach, California 92660
Attention: Corporate Secretary

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOWNEY FINANCIAL CORP.

Date: February 29, 2008

/s/ DANIEL D. ROSENTHAL
Daniel D. Rosenthal
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MAURICE L. MCALISTER Maurice L. McAlister	Chairman of the Board Director	February 29, 2008
/s/ DANIEL D. ROSENTHAL Daniel D. Rosenthal	Chief Executive Officer (Principal Executive Officer)	February 29, 2008
/s/ BRIAN E. CÔTÉ Brian E. Côté	Chief Financial Officer (Principal Financial and Accounting Officer)	February 29, 2008
/s/ MICHAEL ABRAHAMS Michael Abrahams	Director	February 29, 2008
/s/ MICHAEL D. BOZARTH Michael D. Bozarth	Director	February 29, 2008
/s/ GARY W. BRUMMETT Gary W. Brummett	Director	February 29, 2008
/s/ JAMES H. HUNTER James H. Hunter	Director	February 29, 2008
/s/ BRENT MCQUARRIE Brent McQuarrie	Director	February 29, 2008
/s/ LESTER C. SMULL Lester C. Smull	Director	February 29, 2008
/s/ JANE WOLFE Jane Wolfe	Director	February 29, 2008

Board of Directors

Maurice L. McAlister
Chairman
Board Member Since 1957

Daniel D. Rosenthal
Vice Chairman
Chief Executive Officer
Board Member Since 1998

Michael B. Abrahams
President
New Markets Advisory LLC
Board Member Since 1999

Michael D. Bozarth
I.T. Financial Consultant Board
Member Since 2006

Gary W. Brummett
Financial Consultant
Board Member Since 2006

James H. Hunter
Executive Vice President,
The Corky McMillin Companies
Board Member Since 2002

Brent McQuarrie
Real Estate Developer
Board Member Since 1987

Lester C. Smull
Owner, Business Properties
Development Co.
Board Member Since 1994

Jane Wolfe
Board Member Since 2004

Executive Officers

DOWNEY FINANCIAL CORP.

Daniel D. Rosenthal*
Chief Executive Officer

Rick McGill*
President

Thomas E. Prince*
Executive Vice President,
Chief Operating Officer

Brian E. Côté*
Executive Vice President,
Chief Financial Officer

Jon A. MacDonald*
Executive Vice President,
General Counsel &
Corporate Secretary

Stanley M. Tarbell*
Senior Vice President,
Tax Director

DOWNEY SAVINGS

J. Edward Adams
Executive Vice President,
Director of Residential
Lending

Kendice K. Briggs
Executive Vice President,
Director of Human Resources

Lillian E. Gavin
Executive Vice President,
Director of Operational and
Compliance Risk

J.P. Perfili
Executive Vice President,
Director of Retail Banking

Cliff J. Piscitelli
Executive Vice President,
Director of
Asset Management

Jane L. Smallwood
Executive Vice President,
Credit Risk Manager

Robert Suarez
Executive Vice President,
Chief Information Officer

Hugh C. Chewning
Senior Vice President,
Director of Marketing

Edward A. Luther
Senior Vice President,
Director of Major Loans

Kent J. Smith
Senior Vice President,
Controller

DSL SERVICE COMPANY

Daniel D. Rosenthal
Chief Executive Officer

David A. Casty
Senior Vice President,
Manager of DSL
Service Company

Stockholder Information

REGISTRAR AND TRANSFER AGENT

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, New York 11219
(718) 921-8200

INDEPENDENT AUDITORS

KPMG LLP
Los Angeles, California

* *These executives serve in the same capacity for Downey Savings.*

Downey submitted in 2007 the required Section 303A.12(a) certification by the Chief Executive Officer to the New York Stock Exchange. Downey also filed with the Securities Exchange Commission as exhibits to the Form 10-K included in this Annual Report the certifications required by the Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act.

Downey Financial Corp.

Corporate Headquarters
3501 Jamboree Road
Newport Beach, CA 92660
(949) 854-0300
www.downeysavings.com

END